RECD S.E.C.

OCT 5 - 2006

1086

5-82097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

PROCESSED
OCT 12 2006
THOMSON FINANCIAL

Becton Property Group Limited (the **Company**)
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Becton Property Group Limited (the **Company**) and Becton Investment Management Limited as the responsible entity of the Becton Property Trust (the **Trust**)
(Name of Person(s) Furnishing Form)

Ordinary Share in Becton Property Group Limited
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Hamish Eoin Macdonald – Chief Executive Officer
Level 7, 470 St Kilda Road, Melbourne, Victoria
Australia 3004
Telephone: (011) (613) 9832 9046
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

October 3, 2006
(Date Exchange Offering Commenced)

Page 1 of 313 pages
Exhibit index is on page 4

Part I – Information Sent to Security Holders

Shareholder Materials for Becton Property Group Limited (the **Company**) including:

(a) Explanatory Memorandum relating to a proposal to restructure the Company and staple shares in the Company to units in the Trust to form the Becton Property Group (the **Proposal**) dated September 11, 2006;

(b) Notice of Annual General Meeting (**AGM**) dated September 12, 2006;

(c) Proxy form for AGM dated September 12, 2006;

(d) Supplementary Explanatory Memorandum dated October 3, 2006; and

(e) Product Disclosure Statement and Prospectus relating to the Proposal and Capital Raising dated October 3, 2006.

Part II - Information Not Required to be sent to Security Holders

(f) FY06 Results and Stapling Proposal Presentation dated September 12, 2006;

(g) Becton Divests Stake In Holiday Ownership Club dated September 20, 2006;

(h) Becton Property Group Market Update dated September 28, 2006;

(i) Change In Substantial Holding dated September 26, 2006;

(j) Becton acquires 1st Melbourne CBD Asset for Becton Office Property dated September 25, 2006;

(k) Becton appoints New Retirement Village CEO dated September 22, 2006;

(l) Becton acquires Retirement Village Sites dated September 22, 2006.

Part III – Consent to Service of Process

Becton Property Group Limited and Becton Investment Management Limited as the responsible entity of the Becton Property Trust is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECTON PROPERTY GROUP LIMITED

By: ______________________

Name: Mark Woodcraft Taylor
Title: DIRECTOR

BECTON INVESTMENT MANAGEMENT LIMITED

By: ______________________

Name: Mark Woodcraft Taylor
Title: DIRECTOR

MELBOURNE:54261.1

EXHIBIT INDEX

Exhibit (a)

BECTON

Becton Property Group




BECTON





Explanatory Memorandum

In relation to a proposal to staple the shares of Becton Property Group Limited (ACN 095 067 771), and the units of Becton Property Trust (ARSN 121 032 095) of which Becton Investment Management Limited (ACN 090 939 192, AFSL 223739) is the responsible entity.

This is an important document and requires your immediate attention. It should be read in its entirety. If you are in doubt as to what you should do, you should consult your investment, financial, tax or other professional advisor.

THE DIRECTORS OF BECTON PROPERTY GROUP LIMITED UNANIMOUSLY RECOMMEND THE PROPOSAL TO SHAREHOLDERS AND RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS.

Financial Advisor

MACQUARIE

WHAT IS THIS DOCUMENT?

Content of this document

This document ("Explanatory Memorandum") provides Shareholders in Becton Property Group Limited ("Company") with details of a proposal (the "Stapling") to restructure the Company and staple shares in the Company ("Shares") to units in the Becton Property Trust ("Units" and "Trust" respectively) to form the Becton Property Group ("Group"). Following the Stapling, it is proposed that a capital raising ("Capital Raising") by way of a public offer of stapled securities of the Group ("Stapled Securities") be undertaken. The Stapling and Capital Raising are collectively termed the "Proposal".

This Explanatory Memorandum sets out details of the Proposal, key anticipated advantages and disadvantages of the Proposal, risks associated with the Proposal, a description of the Company and the Group and various experts' reports and also contains important information to assist Shareholders in deciding how to vote on resolutions 9 and 10 which relate to the Proposal (the "Resolutions") at the Annual General Meeting of Shareholders to be held at 10.30am on 18 October 2006 ("AGM"). The Proposal will not proceed unless the Resolutions are passed by Shareholders at the AGM and the conditions precedent to the Proposal are satisfied. This Explanatory Memorandum is issued by the Company, which takes full responsibility for the contents of this Explanatory Memorandum unless otherwise stated.

Notice of Meeting

The Notice of Meeting, which accompanies this document, contains further details of the resolutions to be passed at the AGM. You should read this document and the Notice of Meeting together.

No offer of Shares, Units or Stapled Securities

Nothing in this Explanatory Memorandum constitutes an offer of Shares, Units or Stapled Securities.

This is not investment advice. You should seek your own financial advice

The information outlined in this Explanatory Memorandum does not take into account the investment objectives, financial situation, tax position and needs of any particular person. It is important that you read the entire Explanatory Memorandum before making any voting decision. In particular, in considering the prospects of the Group, it is important that you consider the arguments against the Proposal and the risk factors identified in Section 2.5 and Section 7 of this Explanatory Memorandum.

You should carefully consider these factors in light of your particular investment objectives, financial situation, tax position and requirements. If you are in any doubt on these matters, consult your investment, financial, tax or other professional advisor before deciding how to vote on the Proposal. Past performance is no indication of future performance.

Experts' reports

This Explanatory Memorandum contains experts' reports issued by Ernst & Young Transaction Advisory Services Limited, PricewaterhouseCoopers and PricewaterhouseCoopers Securities Limited. Each expert is liable for its report subject to any agreed waiver or disclaimer. Ernst & Young as an Australian financial services licensee is liable for the content of the Financial Services Guide which forms part of its expert's report. The Company is liable for the remainder of the Explanatory Memorandum. Each expert is an independent party and is remunerated as described in Section 13.2.

No representations

Shareholders should rely only on the information in this Explanatory Memorandum and the Notice of Meeting which accompanies it. No person is authorised to give any information or make any representation in connection with the Proposal (including the Resolutions) that is not contained in this Explanatory Memorandum or the Notice of Meeting. Any information that is not in this Explanatory Memorandum or the Notice of Meeting may not be relied upon as being authorised by the Company. Except as expressly required by law, none of the Company, its associates or any person involved in the preparation of this Explanatory Memorandum warrants the future performance of the Company, the Trust or the Group.

Forward looking statements

This Explanatory Memorandum includes certain forecast financial information that is based on current expectations about future events. The forecast financial information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forecast financial information. Factors which may affect future financial performance include, amongst other things, those risks identified in Sections 7 and 9, the assumptions stated in Section 9 not proving correct or other matters not currently known to or considered material by the Company. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. To the extent permitted by law, none of the Company, its officers, any person named in this Explanatory Memorandum and any person involved in the preparation of this Explanatory Memorandum makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. You are cautioned not to place undue reliance on those statements. The forward looking statements in this Explanatory Memorandum reflect only views held as at the date of this Explanatory Memorandum.

Defined terms

All capitalised terms are as defined in the Glossary in Section 14.

Impact of Share Consolidation

Implementation of the Share Consolidation will affect many of the numerical amounts presented in this Explanatory Memorandum. Numbers of Shares, Units and Stapled Securities and financial amounts referable to those numbers (such as dividends per Share) are set out in this Explanatory Memorandum as if the Share Consolidation had not occurred. If the Share Consolidation occurs, the number of securities shown will be divided by four and all financial amounts shown on a per-security basis should be multiplied by four. For example, a reference to 100 Stapled Securities should be read as a reference to 25 Stapled Securities and a reference to a dividend of 5 cents per Share should be read as a reference to a dividend of 20 cents per Share.

Disclosure Document

A Disclosure Document is expected to be issued by Becton in respect of the Capital Raising shortly after the AGM. The Disclosure Document will be available from Becton at Level 7, 420 St Kilda Road, Melbourne, Victoria, 3004 and from www.becton.com.au at that time. Anyone considering applying for Stapled Securities under the Capital Raising should read and consider the Disclosure Document prior to making an application.

Further information

The Company will keep Shareholders informed (either through a market announcement or by issuing a supplementary explanatory memorandum) if there is any material change to the information contained in this document, or to the position of the Company more generally, between the date of this Explanatory Memorandum and the AGM.

CONTENTS

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BECTON





1 Chairman's letter

BECTON

Becton Property Group Limited
A.B.N. 64 095 067 771
7/470 St. Kilda Road
Melbourne VIC 3004
Telephone +61 3 9832 9000
Facsimile +61 3 9832 9090

11 September 2006

Dear Investor

I am pleased to present details of an opportunity to transform the Company into a Stapled property group which will continue to trade on the Australian Stock Exchange ("ASX") as the Becton Property Group. For many years the Company has been successfully establishing itself as a robust, diversified Australian property group. The Proposal will allow the Company to continue this journey by creating the structure and capacity for continued growth and investment.

The Proposal encompasses two components:

1. transformation into a Stapled structure; and
2. raising additional capital to fund growth and investment.

The Proposal will allow the Group to immediately take a significant co-investor position in property funds currently managed by the Company. This strategy will deliver substantial, immediate recurrent income to the Group from known quality assets. It will also provide growth impetus to the Company's existing property funds management operations.

In its first year as a listed entity, the Company achieved net profit after tax of $24.9 million, being 4% higher than prospectus forecasts excluding investment property revaluations. The net profit after tax over forecast was largely attributable to the growth achieved by the funds management and retirement businesses. The Directors announced in June 2006 that the Company will pay a 2.5 cent fully franked dividend in September 2006.

The Directors believe the Proposal to be in the best interests of Shareholders. Key advantages to Shareholders expected to result from implementation of the Proposal include:

- a 71.4% increase in cash distributions for the year ending 30 June 2007;
- a 58.5% increase in NTA per security;
- greater business diversification, increased Recurring Earnings and enhancement of the Company's integrated business model;
- enhanced scale, equity market capitalisation and liquidity; and
- the potential for a lower cost of capital over time.

The Proposal will be implemented by Stapling the Shares in the Company to Units in a new Trust on a one for one basis and undertaking a Capital Raising. The Capital Raising combines an issue of new Stapled Securities with a proposed sale to the public of a portion of the Stapled Securities held by a number of Management Shareholders including a sell down of approximately 46% of the Shares under my control. The Capital Raising will be completed at the time of the proposed Stapling and existing Shareholders will receive a priority allocation for applications in respect of the Capital Raising.

On completion of the Proposal, each Stapled Share and Unit will trade together as one security on the ASX. This stapled structure is common to the majority of ASX listed property groups.

Separate to the Proposal is a resolution in the accompanying Notice of Meeting to consolidate four Shares into one Share. The Directors believe that the Share Consolidation will result in the price of the Stapled Securities (or Shares if the Proposal does not proceed) trading at a level more appropriate for the Group. The Share Consolidation may proceed even if the Proposal does not.

This Explanatory Memorandum presents the details of the Proposal for your consideration. It contains important information and should be read prior to voting on the Resolutions and other items of business at the AGM to be held at 10:30 am on 18 October 2006.

The Independent Expert, Ernst & Young Transaction Advisory Services Limited, has evaluated the Proposal and concluded that the Proposal is in the best interests of Shareholders.

The Directors unanimously recommend that Shareholders vote in favour of the Resolutions. If you require additional information please call the Company Information Line on 1300 856 499 or visit the Company website at www.becton.com.au.

Yours sincerely

Max Beck AO
Chairman


BECTON

2 Proposal overview

2 PROPOSAL OVERVIEW

2.1 OVERALL IMPACT AT A GLANCE

The key impacts of the Proposal and other associated resolutions for which Shareholder approval is sought at the AGM are as follows:

- Consolidation of four Shares into one Share;
- Stapling of Shares to new Trust Units to form Stapled Securities;
- New issue of Stapled Securities to raise approximately $183.1 million;
- Acquisition of $170.9 million of indirect property assets within the new Trust and payment of associated costs of approximately $12.8 million;
- Management Shareholder Selldown of existing holdings of approximately $47.3 million

Exhibit 2.1: Stand-alone and post-Proposal comparison

	Stand-alone	Post-Proposal
Structure	Existing Investors Company Shares Existing Business	Existing and New Investors Company Shares Stapled Trust Units Existing Business Acquisitions
Investor Holding	Shares	Stapled Securities
ASX Code	BEC	BEC
Market Capitalisation	$167 million	$350 million
FY07 Distributions	2.7 cents per Share	4.6 cents per Stapled Security
Free Float	23%	77%

Notes:

1. Assumes Capital Raising of $183.1 million as set out in Sections 2.1 and 6.6

2.2 PROPOSAL AND RESOLUTIONS SUMMARY

The Proposal involves two key components:

1. The Stapling — Units in a new unit trust, Becton Property Trust, currently wholly owned by the Company, will be Stapled to the Shares. Stapling means attaching each Share to a Unit such that they can only be traded as a single Stapled Security. Once Stapled, the Company and the Trust will together be known as Becton Property Group and will trade on the ASX under the Company's existing ASX code, BEC.
2. The Capital Raising — the Group will seek to raise approximately $183.1 million of new equity capital by way of an issue of new Stapled Securities ("New Issue"), and concurrently undertake a selldown by the Management Shareholders of a portion of their Stapled Securities totalling approximately $47.3 million ("Management Shareholder Selldown"). The New Issue and the Management Shareholder Selldown are effectively a single offering of securities.

The steps required to implement the Proposal are set out in Section 6.4.

Although the Stapling and the Management Shareholder Selldown do not require Shareholder approval, the New Issue will not proceed unless Resolution 10 (ASX Listing Rule 7.1 approval) is passed. In addition, there are a number of transactions which are required to facilitate the Stapling and some of these also require Shareholder approval. In particular, Resolution 9 (approval of the Capital Reduction) must be passed by the required majority of Shareholders for the Capital Return required for the Stapling to occur. Resolutions 9 and 10 are together referred to as the Resolutions.

The Stapling also impacts on Convertible Noteholders. Resolution 11, if passed, will assist Convertible Noteholders to convert into Stapled Securities. Resolution 11, if passed, resolves that upon conversion, a return of capital will be made to each Convertible Noteholder which will then be used to acquire the Unit Stapled to the Share.

See Section 6.5 for further details regarding the remaining resolutions to be put to the AGM.

2.3 SHARE CONSOLIDATION

Separate to the Proposal, but included in the Notice of Meeting, is a resolution to consolidate four Shares into one Share. If passed, the Share Consolidation will occur regardless of whether or not the Proposal proceeds. If approved, the Share Consolidation will occur after ASX trading ceases on the day of the AGM.

Implementation of the Share Consolidation will affect many of the numerical amounts presented in this Explanatory Memorandum. For comparison purposes, numbers of Shares, Units and Stapled Securities and financial amounts referable to those numbers (such as dividends per Share) are set out in this Explanatory Memorandum as if the Share Consolidation has not occurred.

2.4 PURPOSE OF THE NEW ISSUE

The Directors intend that the proceeds of the New Issue (after deducting all associated costs) will be used to acquire $170.9 million of units in the Sector Funds and Single Property Trusts ("SPTs") via an investment in Becton Diversified Property Fund ("BDPF") — see Section 8.1.

Existing Shareholders will receive a priority allocation for applications in respect of the Capital Raising. Further details of the Capital Raising will be provided to Shareholders in an offer document to be lodged with ASIC shortly after the AGM if the Resolutions are passed and all other conditions precedent to the Proposal are satisfied.

2.5 ADVANTAGES AND DISADVANTAGES OF THE PROPOSAL

The Directors expect the Proposal to provide the following key advantages and disadvantages compared with an investment in the Company as a stand-alone entity:

Advantages

- 71.4% increase in cash distributions for the year ending 30 June 2007;
- greater business diversification reducing the risk to the Group from any one activity;
- increased Recurring Earnings resulting from income received from indirect property investments to be made by the Group;
- enhancement of the Company's integrated business model;
- a 58.5% increase in NTA per security;
- enhanced scale, equity market capitalisation, liquidity and S&P/ASX Index inclusion; and
- the potential for a lower cost of capital over time.

Disadvantages

- 10% dilution in EPS for the year ending 30 June 2007 and a change in the nature of earnings due to increased exposure to lower returning, lower risk investments;
- a potential dilution of ownership interests of Shareholders not participating in the New Issue on a pro-rata basis;
- potential adverse tax consequences to Shareholders that have a CGT cost base less than the amount per Share of the Capital Return, have a marginal tax rate above the franking amount of the Special Dividend or are located in foreign jurisdictions; and
- costs of approximately $12.8 million if the Proposal is implemented (or $3.2 million if the Proposal does not proceed).

Section 7 provides further details on the ***advantages*** and ***disadvantages*** listed above and also sets out ***risks*** potentially associated with the Proposal.

2.6 INDEPENDENT EXPERT'S FINDING

The Independent Expert has found that the Proposal is in the best interests of Shareholders.

2.7 DIRECTORS' RECOMMENDATION

After considering the Proposal, its advantages, disadvantages and risks (including those outlined above) and the finding of the Independent Expert that the Proposal is in the best interests of Shareholders, the Directors unanimously recommend Shareholders vote in favour of the Resolutions.

2.8 SHAREHOLDER ENQUIRIES

This Explanatory Memorandum is important and requires your urgent attention. You should read it in its entirety along with the accompanying Notice of Meeting. If you are in any doubt as to the course of action you should follow, you should consult your accountant, stockbroker, lawyer or other professional advisor. If you require additional information please call the Company Information Line on 1300 856 499 or visit the Company website at www.becton.com.au.

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BECTON





3 Key dates

3 KEY DATES

Event	Indicative date and time
Latest date and time for receipt of Proxy Forms for the AGM	10.30am on 16 October 2006
Date and time for determining eligibility to vote at the AGM	7.00pm on 16 October 2006
Annual General Meeting	10.30am on 18 October 2006
Capital Return and Special Dividend resolved to be paid	18 October 2006
Consolidated Shares and Convertible Notes commence deferred settlement trading	19 October 2006
Normal trading of Consolidated Shares and Convertible Notes commences	2 November 2006
Capital Raising offer period	October – November 2006
Last Trading Date — last day of trading Company Shares on the ASX	30 November 2006
Company announces Stapling will become effective on Implementation Date	30 November 2006
Implementation Date • Non-cash portion of Special Dividend as well as Capital Return paid by distributing Units to Shareholders • Shares and Units Stapled • New and Selldown Stapled Securities allotted or transferred	1 December 2006
Deferred settlement trading of Stapled Securities on the ASX commences	1 December 2006
Shares trade ex-Special Dividend and ex-Capital Return on the ASX	1 December 2006
Record Date for determining entitlement to participate in the Capital Return, Special Dividend and Stapling	7.00pm 7 December 2006
Despatch of transaction confirmation statements for Stapled Securities	11 December 2006
Normal trading of Stapled Securities commences	12 December 2006
Cash component of dividend paid by cheque or direct credit	22 December 2006

Please Note: All dates above are subject to change at the Company's discretion. Any changes to the above timetable will be announced to the ASX and notified on the Company's website at www.becton.com.au. All times are referenced to the time in Melbourne, Victoria except if stated otherwise.

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BECTON





4 Actions required by Shareholders

4 ACTIONS REQUIRED BY SHAREHOLDERS

Read	Read this Explanatory Memorandum and the accompanying Notice of Meeting in full.
Consider and consult	Consider all risks and other information in light of your particular investment objectives and circumstances and seek independent advice where required.
Vote on the Resolutions	It is very important that you vote on the Resolutions (see the Notice of Meeting for details of all the resolutions to be put to Shareholders at the AGM). If you are unable to attend the AGM in person you should complete and return the Proxy Form enclosed with the accompanying Notice of Meeting by: • posting it in the reply paid envelope enclosed to: Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 • hand delivering it to: Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 • faxing it to (02) 9287 0309 so it is received before 10.30am on 16 October 2006. For answers to any further questions you may have, please call the Company Information Line on 1300 856 499 between 8.30am and 5.30pm on Business Days or consult your investment, financial, tax or other professional advisor or visit the Company's website at www.becton.com.au.

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BECTON

5 Questions and answers regarding the Proposal

5 QUESTIONS AND ANSWERS REGARDING THE PROPOSAL

Who has issued this Explanatory Memorandum?

This Explanatory Memorandum has been issued by the Company.

What is the Proposal and why is it being put to Shareholders?

The Proposal involves the Stapling and the Capital Raising.

The Stapling involves issuing to each Shareholder one Unit in the Trust for each Share held in the Company and then Stapling the Shares to the Units. Stapled Securities will trade on the ASX as a single security and will not be traded separately. The stapled entity will be known as the Becton Property Group.

The Capital Raising involves a proposed issue of approximately $183.1 million worth of new Stapled Securities. In addition, it is intended that there will be a sell down by the Management Shareholders of a portion of their Stapled Securities totalling approximately $47.3 million.

The Proposal is conditional on the Resolutions being passed at the AGM and the conditions precedent to the Proposal being satisfied.

The Directors believe that the Proposal is in the best interests of Shareholders as it provides a more appropriate corporate structure going forward and is expected to enhance Shareholder value. Having considered the advantages, disadvantages and risks of the Proposal as well as the finding of the Independent Expert that the Proposal is in the best interests of Shareholders, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions.

How does the Capital Raising fit in with the Stapling?

The Capital Raising is an integral component of the Proposal. The proceeds raised by the New Issue will be used to fund the acquisition by the Trust of interests in certain SPTs and Sector Funds currently managed by Becton Investment Management.

If for any reason the New Issue does not occur, the Proposal will not proceed.

How will the Proposal affect the Company's operations?

The Company's activities currently include development and construction, retirement, property funds management and the holiday ownership club. The operations of these existing businesses will remain essentially unchanged by the Proposal. The Proposal will, however, add an extra, diversified income stream to the Group from its future indirect exposure to property via the Trust's investments.

The Group's investment in the Trust will increase Recurring Earnings derived from property investment and funds management.

The Group's EBITDA is forecast to be divided between Recurring Earnings and non-Recurring Earnings on a 60% to 40% basis. The split in EBITDA between the Company and the Trust for the same period is expected to be 71% to 29%. Refer to Section 7.1 for further details regarding forecast EBITDA for the year ending 30 June 2007.

What will happen to my dividends?

The Board expects implementation of the Proposal to result in increased income distributions to Stapled Security Holders predominantly as a result of an increased Payout Ratio. These income distributions will comprise both dividends from the Company and distributions from the Trust. The Group expects to pay its first distribution in August 2007 in respect of the period from the Implementation Date to 30 June 2007. Thereafter, it is expected that future distributions to Stapled Security Holders will be declared and paid twice yearly in or about February and August each year.

As detailed in Section 9 Financial Information, the forecast cash distribution per security for FY07 is 4.6 cents.

In addition, it is expected that the volatility of distributions from the Group will be reduced because of the increase in the Group's Recurring Earnings.

How will I receive the Units?

If the Proposal proceeds, existing Shareholders need do nothing to be issued Units.

The Trust is currently wholly owned by the Company. Under the Proposal, the Company will declare a Capital Return of 28.9 cents per Share and a Special Dividend anticipated to be 6.4 cents per Share. In satisfaction for the payment of the Capital Return and Special Dividend, Shareholders will be issued one Unit and 1.5 cents in cash for each Share they hold on the Record Date. The Units will be distributed by way of an in specie distribution from the Company to Shareholders. See Section 12 for the tax consequences of this in specie distribution.

Shareholders do not need to send any money to be issued the Units.

What approvals are required?

The implementation of the Proposal is dependent upon approval by Shareholders of the Resolutions at the AGM to be held on 18 October 2006 and satisfaction of the conditions precedent to the Proposal.

What are the resolutions?

The resolutions to be voted on at the AGM are:

- Resolution 1 — The re-election of Mr Max Beck as a Director of the Company;
- Resolution 2 — The re-election of Mr Robert Critchley as a Director of the Company;
- Resolution 3 — The adoption of the Remuneration Report for the year ended 30 June 2006;
- Resolution 4 — To increase the aggregate fee pool for non-executive Directors from $300,000 per annum to $500,000 per annum;
- Resolution 5 — To adopt a new constitution;
- Resolution 6 — To adopt a proportional takeover approval provision;
- Resolution 7 — To approve a one for four consolidation of the Company's share capital for the purposes of section 254H of the Corporations Act;
- Resolution 8 — To approve the rounding up of Convertible Noteholders' entitlement to ordinary Shares upon Share Consolidation for the purpose of Rule 7.21 of the ASX Listing Rules;

- Resolution 9 – To approve the reduction of the Company's share capital for the purposes of section 256C of the Corporations Act;
- Resolution 10 – To approve the issue of $183.1 million worth of new Stapled Securities under the New Issue so that those Stapled Securities are excluded from the 15% limit imposed by Rule 7.1 of the ASX Listing Rules; and
- Resolution 11 – To approve the return of capital to Convertible Noteholders for the purposes of section 256C of the Corporations Act.

In this Explanatory Memorandum, the defined term "Resolutions" refers to only resolutions 9 and 10.

How do I vote?

Shareholders can vote by:

- attending the AGM; or
- completing and returning the Proxy Form enclosed with the accompanying Notice of Meeting by:
  - posting it in the reply paid envelope enclosed to Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235; or
  - hand delivering it to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000; or
  - faxing it to (02) 9287 0309

so it is received before 10.30am on 16 October 2006.

What happens if I do not vote or vote against the Resolutions?

If you do not vote or vote against the Resolutions and the necessary majority of Shareholders approve the Resolutions, and the conditions precedent to the Proposal are satisfied, the Proposal may still proceed and be binding on you and all Shareholders. Details of the majority required to approve the Resolutions are set out in the Notice of Meeting accompanying this Explanatory Memorandum.

What do the Directors recommend?

The Directors unanimously recommend that Shareholders vote in favour of the Resolutions.

What is the finding of the Independent Expert?

The Independent Expert has concluded that the Proposal is in the best interests of Shareholders.

What are the tax implications of the Proposal?

Section 12 contains a summary of the Australian income tax matters concerning the Proposal. The taxation implications of investing in Stapled Securities and implementation of the Proposal will depend on a Shareholder's individual circumstances. Shareholders should obtain their own tax advice.

When will I receive my new Stapled Securities?

Provided you are the registered holder of Shares on the Record Date (7 December 2006), Stapled Securities will be issued to you and you will be able to trade them (on a deferred settlement basis) from the Implementation Date (1 December 2006). Transaction confirmation statements are expected to be sent to all Stapled Security holders on or about 11 December 2006.

The last day of trading in Shares on the ASX will be on 30 November 2006, with deferred settlement trading of Stapled Securities expected to commence at the start of trading on the ASX on 1 December 2006.

Please note these dates may change. Any change will be announced to the ASX and notified on the Company website at www.becton.com.au.

Can I sell my Shares now?

You can sell your Shares on the ASX at the prevailing Market Price at any time before the close of trading on the ASX on 30 November 2006. After that time, you will be able to trade Stapled Securities.

What is the Share Consolidation and when will it occur?

The Share Consolidation is the consolidation of four Shares into one Share. The Share Consolidation is the subject of separate resolutions being put to Shareholders at the AGM. If these resolutions are passed, the Share Consolidation will occur regardless of whether or not the Proposal proceeds. The Directors believe that the Share Consolidation will result in the price of the Stapled Securities (or Shares if the Proposal does not proceed) trading at a level more appropriate for the Group.

If approved, the Share Consolidation will occur after ASX trading ceases on the day of the AGM.

What is the impact of the Proposal and Share Consolidation on Convertible Noteholders?

The Share Consolidation and the Stapling will result in changes to the entitlements of Convertible Noteholders if their Convertible Notes are converted into equity in the Group. These changes are described in Section 6.13.

What is the impact of the Proposal and Share Consolidation on Employee Share Plan participants?

Shares held by the Plan Trustee on behalf of participants in the Employee Share Plans will be treated in the same way as all other Shares. Further details regarding the impact of the Proposal and Share Consolidation on participants in the Employee Share Plans is described in Section 6.14.

What happens if the Proposal does not proceed?

If the Proposal does not proceed, Shareholders will retain their Shares and the Company will continue to operate as a stand-alone entity trading on the ASX. The rights of Shareholders will remain unchanged. However, as stated above, if approved by Shareholders the Share Consolidation will occur.

The estimated costs incurred by the Company in connection with the Proposal of approximately $3.2 million will be recognised in FY07. These costs reflect legal, taxation, financial advisory and independent expert costs.

How will Foreign Shareholders be treated?

Treatment of Foreign Shareholders is described in Section 6.11. Foreign Shareholders are certain Shareholders with a registered address outside of Australia and New Zealand.

Will I be advised of any changes to the information in this document?

The Company will keep Shareholders informed (either through a market announcement or by issuing a supplementary explanatory memorandum) if there is any material change to the information contained in this document, or to the position of the Company more generally, between the date of this Explanatory Memorandum and the AGM.

What if I need further information?

If, having read this Explanatory Memorandum, you have any further questions you are advised to consult with your financial advisor, stockbroker, accountant or other professional advisor or call the Company Information Line on 1300 856 499 or visit the Company's website at www.becton.com.au.

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BECTON





6 Details of the Proposal

6 DETAILS OF THE PROPOSAL

This Section sets out in detail both the Proposal and the steps that will be taken to implement it.

6.1 BACKGROUND TO THE PROPOSAL

The purpose of the Proposal is to:

- diversify the Company's business by Stapling the Trust to the Company to form the Group and using the Trust as a vehicle for indirect property investment by the Group — the Stapling is described in Section 6.3;
- raise new capital for the Group so that the Trust is able to acquire a diverse indirect property investment portfolio — the New Issue is described in Section 6.6; and
- enhance the liquidity of Stapled Securities by the sale of a portion of the Management Shareholders' Stapled Securities to the public at the same time as the New Issue occurs — the Management Shareholder Selldown is described in Section 6.7.

6.2 PROPOSAL SUMMARY

The Proposal involves two key components:

1. The Stapling — Units in a unit trust, Becton Property Trust, which is currently wholly owned by the Company, will be distributed and Stapled to the Company. Stapling means attaching each Company Share to a Trust Unit such that the Share and the Unit can only be traded as a single Stapled Security. Once Stapled, the Company and the Trust will together be known as Becton Property Group and will trade on the ASX under the Company's existing ASX code, BEC; and
2. The Capital Raising — the Group will seek to raise approximately $183.1 million of new equity capital by way of an issue of new Stapled Securities, and concurrently undertake a selldown by the Management Shareholders of a portion of their Stapled Securities totalling approximately $47.3 million. The New Issue and the Management Shareholder Selldown are effectively a single offering of securities. The New Issue of $183.1 million is underwritten on the terms of the underwriting agreement — refer Section 6.6.

The Stapling and the Management Shareholder Selldown do not require Shareholder approval as the Constitution contains provisions which enable the Stapling to occur. However, the New Issue will not proceed unless resolution 10 (which seeks approval for any Stapled Securities issued under the New Issue to be excluded from the 15% limit imposed by Rule 7.1 of the ASX Listing Rules) is passed. In addition, there are a number of transactions which are required to facilitate the Stapling and some of these also require Shareholder approval. In particular, resolution 9 (which seeks approval for the Capital Return to Shareholders in accordance with section 256C of the Corporations Act) must be passed by the required majority of Shareholders for Stapling to occur.

Resolution 11 relates to the impact of stapling on holders of Convertible Notes. If resolution 11 is passed, a return of capital will be made to each Convertible Noteholder who exercises their right to convert their Convertible Notes into Shares. The return of capital will then be used by the Convertible Noteholder to acquire Units to be Stapled to their Shares. Resolution 11 will only take effect if the Proposal proceeds.

6.3 THE STAPLING

Stapling two entities together means pairing each security of one entity with a security of the other — in other words, "stapling" them together and imposing a restriction on dealing in the securities of the two entities such that a security of one entity can only be issued, transferred or redeemed if the security of the other entity to which it is stapled is simultaneously issued or transferred to the same person or redeemed.

The Stapling will occur if:

- resolution 9 is passed at the AGM;
- the New Issue proceeds; and
- each of the other conditions precedent outlined in Section 6.10 occurs.

Upon completion of the Stapling, each Unit will then be Stapled to a Share held by the same investor and they will trade on the ASX together as a single Stapled Security. An investment in a Stapled Security will operate like an investment in a single coordinated entity. Specifically:

- the Company and the Trust will have common business objectives. They will enter into a Stapling Deed which provides that they must cooperate in the conduct of their affairs;
- the constitutions of the Company and the Trust and the Stapling Deed will provide that Stapled Securities must trade together as one security on the ASX and must not be traded or dealt with separately;
- Stapled Security Holders will receive combined reports for the Group; and
- subject to a Distribution being declared, Stapled Security Holders will receive a combined distribution and dividend payment each half year.

However, Shares and Units will remain separate assets for Australian tax purposes. Accordingly, on a sale of Stapled Securities, the sale price will, for Australian tax purposes, be apportioned between the two separate securities (see the Taxation Report in Section 12 for further details).

The ownership structure of the Group post-Proposal is set out below:

Exhibit 6.1: Post-Proposal ownership structure



Stapled Security Holders
The Group
The Company
The Trust
Responsible Entity
Management

6.4 PROPOSAL STEPS

In order to implement the Proposal, if the Resolutions are approved by Shareholders, the following steps will take place in this order:

After the AGM:

Step 1. The Board will resolve to pay a pro-rata Capital Return of 28.9 cents per Share and a Special Dividend anticipated to be 6.4 cents per Share – the passing of resolution 9 will authorise the Company to pay the Capital Return.

Step 2. The Company and the Trust will make a public offer of new Stapled Securities. At the same time, the Management Shareholders will offer to sell to the public some of the Stapled Securities they hold. The New Issue is underwritten by Macquarie on the terms of the underwriting agreement.

At the end of the offer period and assuming the New Issue proceeds, the Company will implement the Proposal as follows:

Step 3. On 1 December 2006, the Company will pay the Capital Return and non-cash component of the Special Dividend resolved to be paid in step 1. The majority of the Capital Return and Special Dividend will be satisfied by the Company distributing to each Shareholder one Trust Unit for each Share held by that Shareholder. A portion of the Special Dividend will be payable in cash to enable Shareholders who incur a tax liability as a result of the Special Dividend to pay the relevant tax.

Step 4. On 7 December 2006, there will be a Stapling Record Date for entitlement to participate in the Stapling. This means that holders of Shares at 7.00pm on that day will be the only people to receive Stapled Securities under the Stapling.

Step 5. The Stapling will take effect, such that each Unit received by Shareholders will be Stapled to a Share to create a Stapled Security.

Step 6. The Company will issue the new Stapled Securities subscribed for by the public under the New Issue – the passing of Resolution 9 will enable the Company to do this. At the same time, the Stapled Securities offered under the Management Shareholder Selldown will be sold to the public.

You should also note that resolution 7 (which seeks approval for the consolidation of Shares for the purposes of section 254H of the Corporations Act) and resolution 8 (which seeks approval for the entitlement of Convertible Noteholders, upon consolidation, to be rounded up in accordance with Rule 7.21 of the ASX Listing Rules), though not part of the Proposal, are related to it. If resolutions 7 and 8 are passed, the Company's Shares will be consolidated such that four Shares become one immediately following the AGM and before the Proposal is implemented. Therefore, it will be these consolidated Shares which participate in the Stapling.

Implementation of the Share Consolidation will affect many of the numerical amounts presented in this Explanatory Memorandum. For comparison purposes, numbers of Shares, Units and Stapled Securities and financial amounts referable to those numbers (such as dividends per Share) are set out in this Explanatory Memorandum as if the Share Consolidation had not occurred. If the Share Consolidation occurs, the number of securities shown will be divided by four and all financial amounts shown on a per-security basis should be multiplied by four. For example, a reference to 100 Stapled Securities should be read as a reference to 25 Stapled Securities and a reference to a dividend of 5 cents per Share should be read as a reference to a dividend of 20 cents per Share.

6.5 THE RESOLUTIONS

Resolution 9 is an ordinary resolution to approve the Company reducing its share capital by paying each person who is a Shareholder as at close of business on the Record Date the amount of 28.9 cents for each Share they hold on that date. The Capital Return (and the Special Dividend) will not occur unless resolution 9 is passed and all other conditions precedent to the Proposal are satisfied.

Resolution 10 is an ordinary resolution to approve the Company and the Trust issuing on the Implementation Date $183.1 million worth of new Stapled Securities by way of a public offer. The New Issue (and the Management Shareholder Selldown) will not occur unless resolution 10 is passed and all other conditions precedent to the Proposal are satisfied.

The Notice of Meeting, which accompanies this document, contains additional resolutions on the following subjects:

- Resolution 1 — The re-election of Mr Max Beck as a Director of the Company;
- Resolution 2 — The re-election of Mr Robert Critchley as a Director of the Company;
- Resolution 3 — The adoption of the Remuneration Report for the year ended 30 June 2006;
- Resolution 4 — To increase the aggregate fee pool for non-executive Directors from $300,000 per annum to $500,000 per annum;
- Resolution 5 — To adopt a new constitution;
- Resolution 6 — To adopt a proportional takeover approval provision;
- Resolution 7 — To approve a one for four consolidation of the Company's share capital for the purposes of section 254H of the Corporations Act;
- Resolution 8 — To approve the rounding up of Convertible Noteholders' entitlement to Shares upon Share Consolidation for the purposes of ASX Listing Rule 7.21; and
- Resolution 11 — To approve a return of capital to Convertible Noteholders for the purposes of section 256C of the Corporations Act.

6.6 NEW ISSUE AND UNDERWRITING

The New Issue consists of the offer of approximately $183.1 million worth of new Stapled Securities to the market. The New Issue is part of the Capital Raising. It will include an offer to Shareholders, institutional investors, broker clients, eligible employees of the Company and the general public. Shareholders and eligible employees who apply for Stapled Securities under the Capital Raising will receive a priority allocation.

The New Issue has been underwritten by Macquarie on a volume basis (i.e. Macquarie has agreed to underwrite the aggregate dollar amount of $183.1 million) under an underwriting agreement dated 11 September 2006 between Macquarie and the Company. Macquarie's fee under the agreement is 3% of the amount underwritten. The agreement contains certain warranties by the Company in relation to matters such as the conduct of the Company and information provided by the Company to Macquarie in relation to the New Issue. The agreement is subject to a number of conditions precedent which must be satisfied for the New Issue to proceed. Macquarie may terminate its obligations under the agreement when any of the termination events set out in the agreement occur. The termination events include among other things failure of the Group to be admitted to the official list of the ASX, default by the Group of any material obligations under the agreement, withdrawal of the Disclosure Document, a fall in the S&P/ASX200 Index or the S&P/ASX200 Property Index by 10% or more compared to the level at the close of ASX trading on the date of the agreement and an insolvency event occurring with respect to the Group.

If the underwriting agreement is terminated, the New Issue may not proceed. If the New Issue does not proceed, the Proposal will not proceed.

The New Issue will occur if resolution 10 is passed and if the Stapling proceeds and if each of the other conditions precedent outlined in Section 6.10 occurs.

The Directors intend that the proceeds of the New Issue (after deducting all associated costs) will be used to acquire approximately $170.9 million of units in the Sector Funds and SPTs via an investment in BDPF — see Section 8.1 for further details.

Details in relation to the New Issue will be included in a Disclosure Document for Stapled Securities which is expected to be issued shortly after the AGM.

6.7 MANAGEMENT SHAREHOLDER VOLUNTARY ESCROW AND SELLDOWN

Management Shareholder Voluntary Escrow

At the time of the Company's initial public offer in July 2005, the Management Shareholders entered into voluntary escrow arrangements which escrowed, subject to certain exceptions, their Shares ("Escrow Shares"). 50% of the Escrow Shares, or 104 million Shares representing 33% of the Company's Shares on issue, were released from these escrow arrangements on the date the Company publicly released its 2006 annual results.

The Management Shareholders have agreed to enter into further voluntary escrow arrangements in respect of the Escrow Shares released from escrow on 12 September 2006. Pursuant to this arrangement, these Shares will have their escrow extended until the Capital Raising is completed.

Approximately 88.4 million of the Escrow Shares will be released from escrow under the Capital Raising and sold pursuant to the Management Shareholder Selldown described below. The balance of the Escrow Shares will remain escrowed at least until the release of the Group's FY07 annual results (expected to be around early September 2007).

If the Capital Raising is not completed by 31 December, 2006, the escrow restrictions in respect of the Escrow Shares will revert to the original 2005 escrow arrangements and the Management Shareholders will be free to deal with the 50% of Escrow Shares released on 12 September 2006.

Management Shareholder Selldown

Shares currently controlled by senior management are outlined below:

Exhibit 6.2: Management Shareholdings

Shares controlled by	Number of shares	% Interest
Max Beck	156,911,561	50.5%
Hamish Macdonald	23,791,621	7.7%
Mark Taylor	15,079,403	4.9%
Paul Briggs	11,549,516	3.7%
Bruno Santi	10,947,373	3.5%
Barry Shepherd	9,469,911	3.0%

The Management Shareholders have indicated that they wish to sell up to 88.4 million Stapled Securities to the public at the same time as the New Issue. The New Issue and the Management Shareholder Selldown will comprise a single public offer of Stapled Securities.

Beck Corporation (an entity associated with the Executive Chairman, Max Beck) has indicated it wishes to sell approximately 46.3% of its holding, or approximately 72.7 million Stapled Securities, for a number of reasons, including:

- to assist in funding a CGT liability which arises from the Proposal;
- to provide further liquidity in the Group's Stapled Securities and increase the Group's free float on the ASX;
- to diversify the assets of Beck Corporation; and
- to ensure that the Trust remains a public unit trust for the purposes of various jurisdictions' stamp duty requirements.

The other Management Shareholders will be selling approximately 15.7 million Stapled Securities, partially to assist them in funding a CGT liability which arises for them from the Proposal.

Following implementation of the Proposal, Management Shareholders will own approximately 139.3 million Stapled Securities, representing 21.3% of the Group's issued capital.

To ensure that the Management Shareholder Selldown is conducted in an orderly manner and in the best interests of all Shareholders, the Management Shareholders have agreed pursuant to the escrow agreements referred to in Section 6.7 not to sell any Escrow Shares prior to the completion of the Proposal.

The Management Shareholder Selldown will only occur if the Stapling and the New Issue proceed. However, the Stapling and the New Issue may occur even if the Management Shareholder Selldown does not.

6.8 INDEPENDENT EXPERT'S FINDING

The Independent Expert has found that the Proposal is in the best interests of Shareholders — see Section 11.

6.9 DIRECTORS' RECOMMENDATION AND VOTING INTENTIONS

The Directors have considered the Proposal and its key advantages, disadvantages and risks and believe that it is in the best interests of Shareholders. Each Director:

- recommends that Shareholders vote in favour of the Resolutions;
- intends to vote in favour of the Resolutions in respect of Shares held by them or on their behalf; and
- notes that the Independent Expert has concluded that the Proposal is in the best interests of Shareholders.

6.10 CONDITIONS

Implementation of the Proposal is subject to satisfaction of a number of Conditions, including:

- Shareholders approving the Resolutions;
- Shareholders approving resolution 5, or the Company identifying an alternative means of facilitating the Stapling of Shares held by Foreign Shareholders;
- Shareholders approving resolution 11, or the Company determining the return of capital proposed in resolution 11 is not required;
- the obtaining of any other approvals required in relation to the Convertible Notes;
- the obtaining of all necessary regulatory approvals;
- obtaining approval from the ASX for the admission to the Official List of the Trust and the Official Quotation of Stapled Securities, subject only to certain formal procedures which need to occur before listing commences;
- no regulatory authority or judicial entity or authority takes any action which restrains or prohibits the implementation of the Proposal or any transaction contemplated by the Proposal; and
- the Directors remaining of the view that the Proposal is in the best interests of Shareholders as at the Implementation Date. Factors that may cause the Directors to take the view that the Proposal is not in the best interests of Shareholders include failure to obtain one or more of the tax rulings described in Section 12.

The Board reserves the right to determine whether each of these conditions is satisfied, and to waive any of the conditions if it determines in its absolute discretion to do so.

6.11 FOREIGN SHAREHOLDERS

The Stapling involves a transfer of Units to Shareholders. In some foreign jurisdictions, this transfer may result in the Company or Becton Investment Management being required to register as a financial services provider or issue an approved Disclosure Document to participating Shareholders (an adverse foreign regulatory outcome).

The Board takes the view that it is impractical and not in the best interests of the Company to risk suffering an adverse foreign regulatory outcome, nor for the Company to avoid such an outcome by registering as a financial services provider or issuing an approved Disclosure Document in any foreign jurisdictions.

As a result, the Company will not transfer any Units to a Foreign Shareholder unless it has received advice that no adverse foreign regulatory outcome will result.

Provided that resolution 5 is passed at the AGM, a Foreign Shareholder who acquires Shares after the AGM and who is prevented from participating in the Stapling because of a potential adverse foreign regulatory outcome, will have those Shares transferred to a nominee entity immediately prior to the Stapling. On completion of the Stapling, the nominee entity will dispose of the relevant Stapled Securities on market. The proceeds of sale (the average net selling price of all Stapled Securities sold in this way less transaction costs) will be paid to the Foreign Shareholder. Payment will be made by an $A cheque drawn on an Australian bank.

6.12 SHARE CONSOLIDATION

In conjunction with the Resolutions being put to Shareholders at the AGM, resolutions to consolidate each four ordinary shares in the Company into one Share will be voted on. The Directors believe that the Share Consolidation will result in the price of the Stapled Securities (or Shares if the Proposal does not proceed) trading at a level more appropriate for the Group.

Implementation of the Share Consolidation will affect many of the numerical amounts presented in this Explanatory Memorandum. For comparison purposes, numbers of Shares, Units and Stapled Securities and financial amounts referable to those numbers (such as dividends per Share) are set out in this Explanatory Memorandum as if the Share Consolidation had not occurred. If the Share Consolidation occurs, the number of securities shown will be divided by four and all financial amounts shown on a per-security basis should be multiplied by four. For example, a reference to 100 Stapled Securities should be read as a reference to 25 Stapled Securities and a reference to a dividend of 5 cents per Share should be read as a reference to a dividend of 20 cents per Share.

If approved, the Share Consolidation will occur after ASX trading ceases on the day of the AGM. The consolidated Shares will trade on a deferred settlement basis for 10 Business Days after the Share Consolidation.

6.13 CONVERTIBLE NOTEHOLDERS

The Stapling will result in changes to the entitlements of Convertible Noteholders if their Convertible Notes are converted into equity in the Group. Because of this, the Proposal will not proceed unless all approvals required in relation to the Convertible Notes are obtained.

The Share Consolidation will also result in changes to Convertible Noteholders' entitlements on conversion.

At present, each Convertible Note entitles its holder to one Share on conversion. However:

- if the Share Consolidation Proceeds but the Stapling does not, on conversion Convertible Noteholders will receive one Share for every four Convertible Notes they hold. This will be rounded up so that if a Convertible Noteholder holds a number of Convertible Notes which is not divisible by four, they will receive one additional Share. For example, a Convertible Noteholder who holds 22 Convertible Notes will receive six Shares, being one more Share than 22 divided by four;
- if the Stapling proceeds but the Share Consolidation does not, on conversion Convertible Noteholders will receive one Stapled Security for every Convertible Note they hold; and
- if both the Stapling and the Share Consolidation proceed, on conversion Convertible Noteholders will receive one Stapled Security for every four Convertible Notes they hold, rounded up as described above.

Convertible Noteholders should be aware that if the Share Consolidation proceeds, these varied conversion terms will take effect after trading ceases on the day of the AGM. The Convertible Notes will trade on a deferred settlement basis for 10 Business Days after the Share Consolidation as outlined in Section 3.

6.14 EMPLOYEE SHARE PLAN PARTICIPANTS

Shares allocated to employees under the Employee Share Plans will participate in the Share Consolidation and Stapling on the same basis as all other Shares. This means that:

- if the Share Consolidation proceeds, the number of Shares held by the Plan Trustee will be consolidated on a four into one basis (the same as for all other registered Shareholders). The allocation to individual participants in the Plan will then be consolidated by the Plan Trustee on a proportional basis. Where this would result in a fractional entitlement, the Plan Trustee will round down the participant's entitlement to the nearest whole Share in accordance with the Plan Rules; and
- if Stapling proceeds, each participant will receive an allocation of Units equal to the number of Shares they hold under the Plan. The Units will be transferred into the name of the Plan Trustee, to enable them to be Stapled to the Shares already held by the Plan Trustee on behalf of the participants. Following the Stapling, the Stapled Securities will be held by the Plan Trustee on the same terms as those which currently apply to Shares granted under the Plan.

6.15 CONFIRMATION OF HOLDING

The Group will apply to participate in CHESS and, in accordance with the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister.

Following the issue of Stapled Securities under the Proposal, Stapled Security Holders will be issued a transaction confirmation statement that sets out the number of Stapled Securities that they hold.

This statement will also provide details of a Stapled Security Holder's Holder Identification Number ("HIN") in the case of a holding on the CHESS subregister, or Securityholder Reference Number ("SRN") in the case of a holding on the issuer sponsored subregister. Stapled Security Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Registry.

Stapled Security Holders will be issued subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under the ASX Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Stapled Security Holder's sponsoring broker, in the case of a holding on the CHESS subregister, or through the Registry in the case of a holding on the issuer sponsored subregister. The Group or the Registry may charge a fee for these additional issuer sponsored statements.

6.16 ELECTRONIC DOCUMENT

This Explanatory Memorandum may be viewed online at www.becton.com.au. A paper copy of this Explanatory Memorandum will be provided free of charge to any Shareholder who requests a copy by contacting the Company Secretary by phone, by mail or in person:

Becton Property Group Limited
Level 7
470 St Kilda Road,
Melbourne VIC 3004

Phone : +61 3 9832 9000
Fax: +61 3 9832 9090

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BECTON





7 Assessment of the Proposal

7 ASSESSMENT OF THE PROPOSAL

This Section sets out the key anticipated advantages, disadvantages and risks of the Proposal for Shareholders. It does not set out advantages, disadvantages and risks associated with the Company in its present form.

All financial forecasts in this Section have been prepared by the Company. It is not certain that forecasts will be achieved. See Section 9.2 for further information about the assumptions on which forecasts are based and the sensitivity of those forecasts should actual outcomes differ from the assumed outcomes.

7.1 KEY ANTICIPATED ADVANTAGES

7.1.1 Increase in forecast income distributions

The Proposal is expected to result in Stapled Security Holders receiving a higher level of distributed income per Stapled Security compared with that forecast for Shares on a stand-alone basis.

Exhibit 7.1: Cash dividend per share/distribution per stapled security



$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
$0.025
$0.027
$0.046
Special Dividend $0.015
Trust Distribution $0.015
Company Dividend $0.016
FY06
FY07
Stand-alone
Post-Proposal

Source: This information is derived from Management Information and from the Forecasts provided in Section 9.2.

Notes:

1. As discussed in Section 6.12, this information will change if the Share Consolidation proceeds.

Compared with the Company on a stand-alone basis, the forecast cash distribution per Stapled Security for the Group for the year ending 30 June 2007 represents a 84.4% increase over the year ended 30 June 2006 and an 71.4% increase over the year ending 30 June 2007.

The higher level of distributions post-Proposal reflects:

- a Payout Ratio of 100% of the Trust's distributable income; and
- a Payout Ratio of 75% of the Company's NPAT before investment property revaluations.

At present the Company's dividend payout policy is to distribute between 35%-50% of NPAT before investment property revaluations. The Payout Ratios above are not guaranteed and will depend on a number of factors including Group profitability and cash requirements.

7.1.2 Further diversification of business activities

Consistent with the Company's strategy to become a fully diversified national property group, the Proposal will result in further diversification of business activities to include property investment.

Exhibit 7.2: EBITDA composition by business for the Forecast Period

Stand-alone



Funds Management 20%
Retirement 19%
Vacation Club 6%
Development & Construction 55%

Post-Proposal



Property Investments 29%
Development & Construction 36%
Vacation Club 4%
Retirement 13%
Funds Management 18%

Source: This information is derived from Section 9.2.

Notes:

1. EBITDA composition calculated before corporate overheads.
2. Property Investment EBITDA annualised for FY07.

Implementation of the Proposal will provide the Group with income from property investment, in addition to income presently earned from the Company's existing businesses.

The Directors expect that this further diversification of the Group's earnings resulting from implementation of the Proposal will reduce earnings volatility. This is due to a greater proportion of the Group's income being derived from passive, indirect investment in property which is traditionally a low volatility asset class.

7.1.3 Increased Recurring Earnings

The Company's earnings are currently dominated by earnings derived from the development and construction business which is the major source of non-Recurring Earnings in the Company.

The addition of income from property investment as a result of the Proposal is projected to result in the proportion of Recurring Earnings for the Forecast Period being approximately 60% of the Group's earnings compared with a forecast of 39% of earnings for the Company on a stand-alone basis if the Proposal does not proceed.

Exhibit 7.3: EBITDA composition by type for the Forecast Period

Stand-alone **Post-Proposal**


Recurring
39%
Non-Recurring
61%
Non-Recurring
40%
Recurring
60%

Source: This information is derived from Section 9.2

Notes:

1. EBITDA composition calculated before corporate overheads.
2. Property investment EBITDA annualised for FY07.

The Directors anticipate the increased proportion of Recurring Earnings will provide a more predictable and stable income profile.

7.1.4 Enhancement of integrated business model

The Company's integrated business model seeks to derive revenues and profits at various stages of the property life cycle. The Proposal allows the Group to derive income at a further stage of the property life cycle, property investment. For example, a commercial property developed by the development and construction business may be on-sold to and managed by the property funds management business. Currently this will earn development and construction profits and fund and asset management fees over the life of the property. Implementation of the Proposal will allow the Group, in addition, to generate income and capital returns from property ownership via indirect interests in the fund which owns the property.

An additional benefit of the Proposal is that the Company's requirement for capital to support its existing businesses (especially development and construction) may be reduced by the use of capital sourced from managed funds in which the Group will co-invest.

Exhibit 7.4: Becton integrated business model following implementation of the Proposal


Becton income
One-off income
Recurring income
Develop
Construct
Own
Acquire from third party
Property investment
Property funds management
Sell to third party
Retirement
Holiday ownership club
Rental income
Development management, acquisition and exit fees
Management fees, upgrades, refurbishments
Development and construction profits
Development and construction profits
Deferred management fees, upgrades, refurbishments
Potential development profits
Membership sales, upgrades, financing

7.1.5 Increased NTA per security

The Proposal is expected to increase the NTA from $0.23 to $0.36 per security. This reflects the Group's increased proportionate exposure to investments which provide a greater level of tangible assets (for example, indirect property).

Increased NTA per security is beneficial in a number of ways, including assisting in reducing the cost of borrowing through the use of tangible assets to secure debt facilities.

Exhibit 7.5: NTA per Stapled Security (Pro-forma as at 30 June 2006)


$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$0.23
$0.36
Stand-alone
Post-Proposal

Source: This information is derived from Section 9.3.

Notes:

1. As discussed in Section 6.12, this information will change if the Share Consolidation proceeds.

7.1.6 Increased market capitalisation, liquidity and index inclusion

The New Issue is expected to raise approximately $183.1 million and therefore result in a significant increase in the market capitalisation of the Group.

Exhibit 7.6: The Group's market capitalisation as at 11 September 2006



400
350
300
250
200
150
100
50
0
$ million
167
350
Stand-alone
Post-Proposal

Source: Management Information.

The Company has approximately 310 million Shares on issue, of which only 23% are not owned by management-related or Director-related entities. As a consequence, Shares in the Company are relatively illiquid. Under the Proposal, the Group will issue approximately $183.1 million worth of new Stapled Securities and Management Shareholders will sell down up to a further 88.4 million. This will result in approximately 77% of Stapled Securities being owned by non-management related and Director-related entities, a significant increase compared to the Company stand-alone. This increased free float is anticipated to provide greatly improved liquidity to both existing and new investors.

Exhibit 7.7: The Group's free float



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
23%
77%
Stand-alone
Post-Proposal

Source: Management estimate based on expected New Issue and Management Shareholder Selldown.

Notes:

1. Free float comprises all Shares except those held by Management Shareholders and Directors.

Admission to the S&P/ASX 300 Index requires that an entity meet certain equity market capitalisation and liquidity criteria. It is expected that the Group may satisfy these requirements as a result of the Proposal.

Inclusion in this index may result in increased investor awareness and investment interest in the Group.

7.1.7 Potential lower cost of capital

It is anticipated the Proposal may assist in reducing the Group's cost of capital, providing enhanced ability to fund future business growth. The cost of capital benefits are expected to result from:

- the potential for a trading multiple expansion for the Group to a level comparable to other stapled property groups; and
- a reduction in borrowing costs due to:
  - anticipated lower earnings volatility underpinned by increased levels of Recurring Earnings; and
  - the possibility of utilising the Trust's tangible assets to secure debt finance.

7.2 KEY ANTICIPATED DISADVANTAGES

7.2.1 Dilution and change in nature of earnings

The Proposal will alter the nature of the Company's earnings to include indirect investment in income-producing property investment via the Trust to which it will be Stapled. The risk/return profile associated with income-producing property investment is lower than that of several of the Company's existing businesses, including its largest business, development and construction.

Whilst the addition of property investment as a core earnings stream is anticipated to provide additional Recurring Earnings, it is also likely to result in a lower return on funds invested. The Directors anticipate that this will dilute EPS for the Forecast Period by 10% as outlined below. Section 9.2 provides details of the forecasts, both stand-alone and for the Group.

Exhibit 7.8: Earnings per Share/Earnings per Stapled Security



$0.067
$0.061
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
Stand-alone
Post-Proposal

Source: This information is derived from Section 9.2.

Notes:

1. As discussed in Section 6.12, this information will change if the Share Consolidation proceeds.

7.2.2 Dilution of security holding

The Proposal includes an issue of approximately $183.1 million of new Stapled Securities and as such, the proportionate ownership interests of Shareholders who do not participate in the New Issue on a pro-rata basis will be diluted.

7.2.3 Potential adverse tax consequences

There may be adverse tax consequences for existing Shareholders that have a CGT cost base of less than 28.9 cents per Share. Any excess of the 28.9 cent distribution of capital over the CGT cost base will be a capital gain for those Shareholders. There may also be adverse tax consequences for Shareholders from the receipt of the Special Dividend if their marginal tax rate exceeds the corporate tax rate (30%). Shareholders should consult their own professional advisor for an understanding of the tax implications of the Proposal.

The Proposal may also give rise to adverse tax consequences to Shareholders in foreign jurisdictions under the tax laws of those foreign jurisdictions. Foreign Shareholders should seek their own advice about the consequences of the Proposal under local tax laws.

Further details of the general Australian tax implications of the Proposal are set out in the Taxation Report in Section 12 of this Explanatory Memorandum.

7.2.4 Implementation costs

The total cost of implementing the Proposal is expected to be approximately $10.6 million, excluding stamp duty costs of approximately $2.2 million. These total costs will be borne by the Company, the Trust and BDPF. However, if the Proposal does not proceed, the Company will be required to pay costs of approximately $3.2 million. Therefore, transaction costs will be approximately $9.6 million greater if the Proposal proceeds.

7.3 TRANSACTION-SPECIFIC RISKS

7.3.1 Market perception risk

The extent to which the Proposal enhances value for Shareholders depends on the Proposal being viewed as a positive outcome for the Group by the market. There is a risk that this will not be the case. For example:

- the market's attitude to stapled property securities may change;
- the market may not value the Stapled Group as highly as anticipated; or
- the Group may not be included in the S&P/ASX 300 Index.

This may adversely impact on the Market Price of the Stapled Securities.

7.3.2 Property investment risk

The Proposal will result in a significant portion of the Group's earnings being derived from indirect property ownership. The returns and value of real property are affected by a number of factors, including:

- occupancy rates, which are determined by factors such as demand and supply of properties and space in the market in which the property is located;
- renewal of existing leases;
- the amount of non-recoverable property outgoings;
- tenant default rates;
- requirements for capital expenditure; and
- supply of debt and equity finance for property.

Adverse conditions in any of these areas could reduce the earnings of the Group to below forecast levels. However, each of these risks is mitigated by the diversity of the Trust's proposed property portfolio.

7.3.3 Investment liquidity risk

The Trust's sole initial investment will be its holding of units in BDPF. BDPF's major investments will be its holdings of units in the Sector Funds and SPTs. Each of BDPF, the Sector Funds and the SPTs are illiquid investments. There is a risk that if the Trust wishes to reduce or exit from its investment in BDPF it will be unable to do so in a timely manner. The same applies to BDPF's investment in the Sector Funds and SPTs. In either case, an inability to exit from or reduce exposure to a poorly performing investment may adversely affect the value of the Trust.

7.3.4 Trust taxation status

The forecasts in this Explanatory Memorandum assume that the Trust will not be taxed on its income before that income is distributed. However, the Trust would lose this "flow-through" tax status if:

- there was a legislative change which removed the tax "flow-through" status of property trusts; or
- the Trust engaged in business activities which lead to it being treated as a company for tax purposes.

Depending on investors' individual circumstances, a loss of the Trust's "flow-through" tax status may adversely affect post-tax investment returns.

In addition, the taxation treatment of Stapled Security Holders is dependent upon the tax law as currently enacted in Australia. Australia has recently been through a process of tax reform with the result that many provisions relevant to the Stapled Securities have not been subject to judicial consideration or administrative interpretation. Changes in tax law or changes in the way tax law is expected to be interpreted in Australia may adversely impact the outcomes outlined in the Taxation Report at Section 12.


BECTON

8 Overview of the Group

8 OVERVIEW OF THE GROUP

This Section contains information in relation to the proposed Group and the existing Company. Whilst the Proposal will not create a single legal entity, the effect of Stapling Shares and Units will, for all practical purposes, be that the Company and the Trust will be viewed as a combined Group.

This Section:

- provides an overview of the Group and explains how it will differ from the stand-alone Company — Section 8.1; and
- describes the Company and in particular those parts of it which are not directly impacted by the Proposal, being its development and construction, retirement and holiday ownership club businesses — Section 8.2.

Information provided in this Section regarding the Company's past performance does not necessarily provide an indication of the Company's or the Group's future performance.

8.1 OVERVIEW OF THE GROUP

8.1.1 The Group's operations

The Company's operations currently include:

- development and construction;
- property funds management;
- retirement ownership and management; and
- holiday ownership club management.

If the Proposal proceeds, the Company will continue its operations in each of these areas as part of the Group. The Company is currently undertaking a strategic review of its ongoing investment in the holiday ownership club business. This strategic review may result in a number of outcomes including a disposal of the investment. Further information is provided in Section 8.2.4

The Group's business post-Proposal will differ significantly from the Company's in two ways:

- the Group will become an indirect property investor through the Trust — see Section 8.1.3; and
- the funds management business will grow as a result — see Section 8.1.4.

Exhibit 8.1: The Group's organisational structure post-Proposal



The Company
Stapled
The Trust
BDPF
Indirect Property Investments
50%
100%
100%
100%
Holiday Ownership Club
Development and Construction
Property Funds Management
Retirement Ownership and Management

Source: Management Information.

8.1.2 Group strategy

The Company's success and reputation have been built over 30 years on a culture that combines innovation and detailed, hands-on implementation. Quality, flexibility, control and perseverance are core to the success of the Company and underscore the strength of the "Becton" brand. Historically the Company has been an active investor in development properties. The addition of passive property investment under the Proposal is a natural extension of this strategy.

If the Proposal proceeds, the Group will continue the Company's strategy of growth as a diversified, national property group through:

- increased property funds management activity resulting from the co-investment capacity generated by the Proposal;
- entry and expansion into growing niche property markets;
- creation of new retirement living solutions to meet this growing demographic;
- continued geographic expansion across all businesses; and
- continually increasing the level of synergy between the component activities of the Group and seeking to extract value through various stages of the property life cycle.

This will be the Company's strategy even if the Proposal does not proceed. However, if the Proposal does proceed the Group will be better positioned to grow in these areas than the stand-alone Company.

The major new part of the Group's operations will be the Trust's property investment business. The Trust and its initial portfolio are described in Section 8.1.3.

8.1.3 Becton Property Trust

Initial portfolio

The Trust's $170.9 million initial investment (excluding costs) will consist of a diversified portfolio of indirect property interests which are already managed by the Company's property funds management business. These properties are spread across Australia and New Zealand and comprise investments in:

- 15 office properties through interests in the Becton Office Property Trust, 226 Greenhill Road Property Trust, AFP Building West Perth Syndicate, Transport Building Property Trust, 111 St Georges Terrace Property Trust, Energy House Property Trust and the Becton Canberra Property Trust;
- 16 retail properties through interests in the Becton Retail Property Trust, Subiaco Square Shopping Centre Property Trust and Southlands Boulevarde Property Trust;
- 27 industrial properties through interests in the Becton Industrial Property Trust;
- one healthcare property through an interest in Havelock House Property Trust; and
- one hotel through its interest in Newcastle Harbourfront Hotel Property Trust.

These investments are described in greater detail below.

Becton Diversified Property Fund

The Trust will hold its indirect property investments through the Company's diversified property fund, BDPF, which was launched in March 2006.

BDPF is an unlisted property fund investment vehicle which predominantly invests in the Sector Funds and SPTs. If the Proposal proceeds, BDPF will have total investments of approximately $187.6 million, which includes $16.7 million of existing investments and exposure to 60 properties in Australia and New Zealand.

Initially the Trust will own 96.3% of BDPF but it is expected that the Trust's proportional ownership in BDPF will reduce over time as third party equity is raised. The Group's future interest in BDPF will be managed such that an appropriate overall earnings mix is achieved for the Group.

Profile of the Trust's initial portfolio

The Trust's initial portfolio will comprise investments via BDPF in the three Sector Funds — Becton Industrial Property Trust, Becton Office Property Trust and Becton Retail Property Trust — and in a number of SPTs. These investments are profiled below.

The valuations outlined below are taken from the Sector Fund and SPTs' 2006 Annual Reports and are based on independent valuations undertaken for the purpose of year end reporting.

Exhibit 8.2: Sector Funds and SPTs

Becton Industrial Property Trust

Property	State	Sector	Valuation	Yield	WALE	Vacancy	BDPF Investment
310 Spearwood Avenue, Bibra Lake	WA	Industrial	$28,500,000	7.61%	2.0 years	0.0%	
6 Albert Street Preston	VIC	Industrial	$19,600,000	7.70%	4.3 years	0.0%	
245-247 Balcatta Road, Balcatta	WA	Industrial	$17,500,000	7.65%	8.7 years	0.0%	
14 - 17 Dansu Court, Hallam	VIC	Industrial	$13,200,000	7.87%	4.8 years	0.0%	
102 - 128 Bridge Road & 52 Cambria Road, Keysborough	VIC	Industrial	$12,200,000	8.10%	6.7 years	30.8%	
33-39 Clarinda Road, South Oakleigh	VIC	Industrial	$11,500,000	8.27%	4.3 years	0.0%	
12 - 13 Dansu Court, Hallam	VIC	Industrial	$11,400,000	7.14%	9.9 years	0.0%	
7 - 31 Keys Road, Moorabbin	VIC	Industrial	$11,200,000	8.25%	4.9 years	0.0%	
145 Archerfield Road, Richlands	QLD	Industrial	$10,114,000	8.33%	N/A	N/A	
39 - 45 Wedgewood Road, Hallam	VIC	Industrial	$9,300,000	8.35%	5.8 years	0.0%	
147 Archerfield Road, Richlands	QLD	Industrial	$9,000,000	8.81%	3.1 years	0.0%	
5-9 Woomera Avenue, Edinburgh	SA	Industrial	$6,000,000	7.85%	7.2 years	0.0%	
26 Rigali Way, Wangara	WA	Industrial	$5,750,000	7.51%	8.2 years	0.0%	
92 Robinson Avenue, Belmont	WA	Industrial	$5,700,000	7.34%	1.8 years	0.0%	
244 Eastern Parade, Gillman	SA	Industrial	$4,900,000	7.08%	3.4 years	0.0%	
32 Gauge Circuit, Canning Vale	WA	Industrial	$4,850,000	7.68%	3.8 years	0.0%	
396 Victoria Street, Wetherill Park	NSW	Industrial	$4,500,000	7.98%	0.9 years	0.0%	

Becton Industrial Property Trust (cont.)

Property	State	Sector	Valuation	Yield	WALE	Vacancy	BDPF Investment
875 Stuart Highway, Holtze	NT	Industrial	$4,200,000	9.24%	4.7 years	0.0%	
Lot 300 Vinnicombe Drive, Canning Vale	WA	Industrial	$4,120,000	7.83%	9.6 years	0.0%	
172 Kewdale Road, Kewdale	WA	Industrial	$3,600,000	8.28%	0.4 years	0.0%	
8-14 Albert Street, Preston	VIC	Industrial	$3,550,000	8.70%	1.3 years	0.0%	
39 Catalano Road, Canning Vale	WA	Industrial	$3,100,000	9.46%	1.4 years	0.0%	
13 Fiveways Boulevarde, Keysborough	VIC	Industrial	$3,000,000	8.20%	0.7 years	0.0%	
2 Fairborne Way, Keysborough	VIC	Industrial	$2,300,000	8.90%	2.5 years	0.0%	
3 Fairborne Way, Keysborough	VIC	Industrial	$1,700,000	7.50%	0.7 years	0.0%	
28 Gauge Circuit, Canning Vale	WA	Industrial	$1,680,000	9.08%	0.3 years	0.0%	
1 Fairborne Way, Keysborough	VIC	Industrial	$1,500,000	6.70%	0.0 years	100.0%	
Other Properties	N/A	Industrial	$58,150,000	N/A	N/A	N/A	
Total (Average for Yield/WALE)			**$272,114,000**	**7.94%**	**4.3 years**	**1.9%**	**$27,655,344**

Source: Management Information.

Notes:

1. Vacant area at 102 - 128 Bridge Road is covered by a rent guarantee to January 2007.
2. Vacant area at 1 Fairborne Way is covered by a rent guarantee to December 2007.
3. 145 Archerfield Road is currently under construction. Yield figure represents yield on completion.
4. Other Properties comprises contracted acquisitions or properties under exclusivity expected to result in execution of contracts.
5. Average Yield, WALE and Vacancy are weighted by value.

Becton Office Property Trust

Property	State	Sector	Valuation	Yield	WALE	Vacancy	BDPF Investment
111 St Georges Terrace Property Trust	WA	Office	$73,000,000	6.85%	3.5 years	0.0%	
209 Queen Street, Auckland	NZ	Office	$46,414,000	7.53%	4.1 years	4.7%	
80 George Street, Parramatta	NSW	Office	$33,125,000	6.98%	1.9 years	12.0%	
33 Allara Street, Canberra	ACT	Office	$32,000,000	8.87%	5.3 years	0.0%	
8-22 West Street, North Sydney	NSW	Office	$28,810,000	8.00%	5.4 years	0.0%	
580 St Kilda Road, Melbourne	VIC	Office	$25,725,000	7.59%	1.7 years	5.0%	
38 Cavenagh Street, Darwin	NT	Office	$16,000,000	9.25%	4.9 years	0.0%	
89 Pirie Street, Adelaide	SA	Office	$15,700,000	9.90%	3.9 years	19.1%	
106-108 Church Street, Parramatta	NSW	Office	$15,125,000	7.95%	3.1 years	0.0%	
Eastern Views Office Park, 303-313 Burwood Highway, Burwood East	VIC	Office	$4,100,000	8.44%	2.1 years	0.0%	
Total (Average for Yield/WALE)			**$289,999,000**	**7.95%**	**3.8 years**	**4.4%**	**$90,892,466**

Source: Management Information.

Notes:

1. Becton Office Property Trust will hold 42.9% of 111 St Georges Terrace. Valuation reflects 100% interest.
2. The acquisition of 209 Queen Street, Auckland is currently under contract subject to a pre-emptive right to the co-owner. This figure is based in Australian dollars on the currency conversion ratio of A$1.000 = NZ$1.212.
3. 50% of the vacant area of 80 George Street is subject to a rent guarantee until July 2007.
4. Vacant area at 89 Pirie Street is covered by a rent guarantee to January 2007.
5. Average Yield, WALE and Vacancy are weighted by value.

Becton Retail Property Trust

Property	State	Sector	Valuation	Yield	WALE	Vacancy	BDPF Investment
Southlands Boulevarde, Burrendah Boulevarde, Willetton (50%)	WA	Retail	$37,625,000	7.57%	4.9 years	4.4%	
Northwest Plaza, 97 Flockton St, McDowall	QLD	Retail	$18,000,000	7.52%	5.8 years	3.6%	
North Point Homemaker Centre, Windmill Crossing, Mackay	QLD	Retail	$17,400,000	8.25%	7.4 years	0.0%	
Thornton Supa Centre, Thornton	NSW	Retail	$14,500,000	8.15%	4.7 years	17.4%	
Freedom Home Centre, 67 Redland Bay Road, Capalaba	QLD	Retail	$12,900,000	7.75%	4.9 years	0.0%	
Lakes Central, Kings Road, Townsville	QLD	Retail	$12,200,000	8.50%	2.4 years	0.0%	
232 Brisbane Road, Booval	QLD	Retail	$11,900,000	8.48%	4.3 years	0.0%	
39 Dixon Road, Rockingham	WA	Retail	$6,200,000	8.07%	7.1 years	0.0%	
130 Peel Street, Tamworth	NSW	Retail	$5,800,000	7.97%	8.4 years	0.0%	
52-64 Old Geelong Road, Hoppers Crossing	VIC	Retail	$4,750,000	7.00%	8.4 years	0.0%	
22 William Street, Beckenham	WA	Retail	$4,375,000	7.48%	8.4 years	0.0%	
174-192 Liverpool Street, Hobart	TAS	Retail	$4,300,000	8.25%	8.4 years	0.0%	
190 Commercial Road, Morwell	VIC	Retail	$2,400,000	9.02%	8.4 years	0.0%	
128 McDouall Stuart Avenue, Whyalla	SA	Retail	$2,150,000	10.17%	8.4 years	0.0%	
Total (Average for Yield/WALE)			$154,500,000	7.95%	5.6 years	3.1%	$18,342,366

Source: Management Information.

Notes:

1. Vacant area at Thornton Supa Centre is covered by a rent guarantee to June 2007.
2. Yield figures for North Point Homemaker Centre, Freedom Home Centre and Lakes Central are all estimated using Capitalisation Rates.
3. Average Yield, WALE and Vacancy are weighted by value.

SPTs

SPT	State	Sector	Valuation	Yield	WALE	Vacancy	BDPF Investment
Becton Canberra Trust	ACT	Office	$46,000,000	8.10%	4.8 years	0.0%	$4,869,000
Newcastle Harbourfront Hotel Trust	NSW	Hotel	$45,495,000	6.51%	2.7 years	0.0%	$6,115,000
Southlands Boulevarde Property Trust	WA	Retail	$37,625,000	7.57%	4.9 years	4.4%	$7,802,000
Havelock House Property Trust	WA	Health	$22,300,000	8.00%	11 years	0.0%	$2,365,000
Subiaco Square Shopping Centre Property Trust	WA	Retail	$21,200,000	7.22%	11 years	3.9%	$1,822,000
226 Greenhill Road Property Trust	SA	Office	$19,300,000	8.71%	2.2 years	0.0%	$750,000
Transport Building Property Trust	WA	Office	$18,400,000	7.11%	0.4 years	0.0%	$5,792,000
Energy House Property Trust	NT	Office	$17,400,000	5.89%	8.9 years	41.4%	$3,486,000
AFP Building, West Perth Trust	WA	Office	$14,000,000	7.66%	0.7 years	0.0%	$1,869,000
Total (Average for Yield/WALE)			**$314,720,000**	**7.42%**	**4.7 years**	**5.5%**	**$33,994,204**

Source: Management Information.

Notes:

1. Valuation for Newcastle Harbourfront Hotel Trust is on a strata title basis.
2. Average Yield, WALE and Vacancy are weighted by value.

Total Property Portfolio

	Valuation	Yield	WALE	Vacancy	BDPF Investment
Total Sector Fund and SPT portfolio	**$1,031,333,000**	**7.81%**	**4.2 years**	**4.1%**	**$170,884,380**

Notes:

1. Average Yield, WALE and Vacancy are weighted by the Trust's indirect dollar investment into each property.

Diversity

The geographic and sector diversity of the Trust's initial portfolio of indirect interests in the Sector Funds and SPTs (by dollar value invested) are shown below on a look-through basis.

Exhibit 8.3: Portfolio profile — diversification

Geographic diversity



NZ, 11%
TAS, <1%
NT, 6%
NSW, 26%
ACT, 10%
SA, 5%
VIC, 13%
WA, 23%
QLD, 6%

Source: Management Information.

Sector diversity



Hotel, 4%
Office, 63%
Retail, 16%
Health, 1%
Industrial, 16%

Source: Management Information.

Trust strategy and growth

Key components of the Trust's strategy are as follows:

- Diversification — to make investments such that the Trust has underlying exposure to a diversified portfolio of properties in Australia and New Zealand;
- Co-investment — by co-investing with external investors at the BDPF level and BDPF then co-investing with other investors at the Sector Fund and SPT level, the Group expands its exposure to property assets, and the associated Recurring Earnings, with a lower commitment of capital and higher diversification than a 100% direct property investment would achieve;
- Dynamic investment management — the investment portfolio will blend properties that are managed as a long term investment of the Trust and provide stable cash flows, together with properties intended to be shorter term investments and which offer the opportunity for the Group to add value and provide a higher level of returns through active asset management; and
- Third party acquisitions and development of properties with the Company — the Trust's investment strategy will include the acquisition of indirect interests in properties from third parties and properties developed by the Company. The Trust will also benefit from the Company's depth of knowledge and experience in the property sector to identify and source properties which provide the opportunity to add value.

Trust management

The Responsible Entity of the Trust, BDPF, Sector Funds and SPTs is Becton Investment Management, a wholly owned subsidiary of the Company. Becton Investment Management is described in Section 8.1.4.

8.1.4 Becton Investment Management

Background

Becton Investment Management is the Company's specialist property funds management business. As a result of the Proposal, Becton Investment Management's business will grow due to the increase in its FUM following the establishment of the Trust's initial portfolio.

Becton Investment Management generates fee income through trust establishment, property acquisition, trust management, property management, project management, Sector Fund and SPT rollover and exit fees upon disposal of trust properties. A significant proportion of this income is recurrent and highly predictable.

Strategy and growth

The core strategy of Becton Investment Management is to:

- create value for all stakeholders;
- actively manage and maximise the performance of existing investor funds; and
- create and promote investment opportunities for retail and wholesale investors to participate in the long term ownership and development of direct property investments.

The property funds management business currently manages 16 public and two private investment vehicles holding assets valued in excess of $814 million at 30 June 2006 on behalf of over 6,000 investors.

Becton Investment Management seeks to differentiate itself from its peers by:

- Active management — the business adds value by pursuing properties that require active management including but not limited to repositioning, re-leasing, extending and refurbishing to extract value by retaining and attracting tenants and increasing rental growth whilst in turn driving capital value. The investment management team is active in forming views on each sector in each geographic location to enable the business to target the markets expected to outperform.
- Leveraging from the Group's experience — the business has the unique benefit of being part of a successful development and construction business. This enables sound advice regarding development and construction techniques, costings and feasibilities to be obtained, ensuring educated decisions are made and provides invaluable networks in the Australian property industry.

Property funds management is a scaleable business model with profit highly leveraged to increased FUM. The key growth driver of the business is therefore growth in FUM. The business will seek to grow FUM by ensuring superior performance of existing funds, best practice equity distribution via investment and superannuation platforms and a focused and active acquisition strategy. The Group will also seek to differentiate itself by providing superior performance reporting and information accessibility to its investors. This will include a specially developed online investor information portal accessed through the Group's website.

Becton Investment Management's historic and forecast FUM is shown below.

Exhibit 8.4: Property funds management — FUM



1400
1200
1000
800
600
400
200
0
$'million
22
47
100
135
210
619
814
1,096
1,144
2000
2001
2002
2003
2004
2005
2006
2007F (Stand-alone)
2007F (Post-Proposal)

Source: Management Information and Directors' forecasts.

Management portfolio

Becton Investment Management is the manager of BDPF, the Sector Funds and the SPTs described in Section 8.1.3. In addition, it also manages the funds outlined below. BDPF may also invest in these funds in the future.

Exhibit 8.5: Additional Funds managed by Becton Investment Management

Fund Name	Fund Type	Size ($m)	Maturity Date
Ampol Roadhouse Syndicate	Syndicate	2.1	4 February 2007
Becton Developments Income Fund	Property Income Fund	49.8	30 June 2009
Veterans' Affairs Building Property Trust	SPT	10.7	31 October 2006
Total		62.6	

8.2 PROFILE OF THE COMPANY

Those parts of the Company not directly impacted by the Proposal are described in this Section 8.2.

8.2.1 Company history

The Company is a listed Australian diversified property group with a strong record in property development, property funds management, retirement village ownership and management and holiday ownership club management.

Established in 1976, the business has an enviable record of successful property development, including some of Australia's most significant examples of urban renewal, premium commercial, residential and hotel developments. Since establishment, the Company has developed an extensive portfolio of prestige commercial and residential projects.

During the late 1990's the Company diversified through the creation of three new businesses:

- property funds management through Becton Investment Management;
- retirement village ownership and management through Becton Living; and
- holiday ownership club management through Accor Première Vacation Club ("APVC"), a joint venture with Accor Resorts.

Since listing on the ASX in July 2005 the Company has achieved a number of successes including:

- NPAT for FY06 of $24.9 million ($20.4 million excluding investment property revaluations) and exceeding prospectus forecasts of NPAT by 4% (excluding revaluations);
- declaring a fully franked dividend of 2.5c in line with prospectus forecasts;
- increasing FUM to $814 million as at 30 June 2006;
- acquiring the Dee Why Gardens retirement village and completing the last stage of construction at Classic Residences, Brighton, increasing retirement dwellings under management to 697; and
- completing construction of College Square on Swanston Stage 1 and the Esplanade Apartments.

The Company's Share price performance since listing is outlined in Exhibit 8.6 below.

Exhibit 8.6: Company Share price performance



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Jul 05
Sep 05
Nov 05
Jan 06
Mar 06
May 06
Jul 06
Sep 06

Source: Management Information.

8.2.2 Development and construction

Background

With a stated commitment to developing commercial and residential properties of exceptional quality, the business has established an enviable record of achievement in property development and construction over the past three decades.

An integrated in-house development, construction and marketing capacity enables a high degree of flexibility throughout each project's life cycle, significantly reducing exposure to risks associated with changing market conditions or customer preferences.

Specific attributes that set the Company apart from other development and construction businesses include:

- **Niche projects** — the Company is a boutique developer, undertaking a limited number of highly differentiated projects at any one time and striving to make them exceptional and profitable;
- **High quality** — delivery of quality product to the commercial and residential markets by undertaking the construction of the majority of development projects with an in-house construction team. This approach delivers better quality control, more reliable feasibility analysis and timely implementation, and allows flexibility during the design and construction phases;
- **Customer service focus** — exclusive use of an experienced in-house sales and marketing team and exceptional after sales service help generate repeat business and deliver customer and tenant satisfaction; and
- **Risk management mindset** — effectively and efficiently eliminating or quarantining project risks prior to commencing construction.

The Company's record is illustrated by the significant portfolio of projects it has developed and built, including some of the most prestigious properties in Australia. The Company's projects are consistent winners of national and international industry awards.

Development and construction project history

Over the last 30 years, the development and construction business has earned a reputation for its quality developments. It has developed a diverse range of quality properties across more than 40 major projects, including:

- **Hotels** — Grand Mercure Hotel (Melbourne), Melbourne Metro Inn, Novotel (Glen Waverley), Crowne Plaza Hotel (Newcastle), Parkroyal Hotel (Melbourne);
- **Residential** — Copelen Street (South Yarra), The Port and Portside (Port Melbourne), The Esplanade Apartments (St Kilda);
- **Commercial** — Manchester Unity House (Melbourne), Federal Police Headquarters (Melbourne), Pharmacy Guild Headquarters (Canberra), 312 and 470 St Kilda Road (Melbourne), 333 Collins Street (Melbourne); and
- **Retail** — Century City Walk (Glen Waverley), Diamond Creek shopping centre.

Development and construction's current projects

Current, committed projects which will contribute to the operating results of the Company in FY07 are:

Exhibit 8.7: Projects contributing to FY07 operating results

Project	Description	Planning	% Pre-Sales at 30 June 2006	$ Contribution to FY07 EBIT	Expected timing of settlement
The Park, Port Melbourne (Stages 6 and 7)	Stage 7, the final stage of this development, consists of 43 apartments all of which are pre-sold.	Approved	Stage 6 – 100% Stage 7 – 100%	Stage 6 – $0.6m Stage 7 – $3.0m	FY07 FY07
Classic Residences, Brighton, Victoria, Stage 5B (final stage)	Classic Residences, Brighton is a multi-stage retirement development located in Brighton, Victoria.	Approved	83%	$0.7m	FY07
College Square on Swanston, Carlton, Victoria, Stages 1 and 2	The Company is developing 553 student apartments on a site directly adjacent to Melbourne University. Stage 2 consists of 287 apartments.	Approved	Stage 1 – 98% Stage 2 – 87%	Stage 1 – $2.1m Stage 2 – $9.8m	Stage 1 – FY07 Stage 2 – FY07 and FY08
The Esplanade, St Kilda	The Esplanade is a luxury residential apartment development on the waterfront in St Kilda. Construction completed in mid 2006 and 44 of the apartments settled before 30 June 2006.	Approved	97%	$8.9m	FY07
Mornington, Victoria	Development of this property comprises 16 apartments and 27 house and land lots. All of the apartments and one of the house and land lots were completed and settled pre-30 June 2006.	Approved	N/A	$0.2m	FY07 to FY09
Kensington, Victoria	The project is a leading edge urban renewal which integrates both public and private ownership. The Company has completed over 150 dwellings in three stages. Additional stages will be completed over the next few years.	Approved	N/A	$2.1m	FY07

Current, committed projects which will contribute to the operating results of the Company beyond FY07 (and which are not listed above) are:

Exhibit 8.8: Additional projects contributing to operating results beyond FY07

Project	Description	Planning	Expected timing of settlement
East Melbourne, Victoria	This development comprises 69 apartments, 22 house lots, approximately 5,500 square metres of office space which is earmarked to be acquired by a fund managed by the funds management business. Apartment sales commenced in July 2006, and construction will not commence until a majority of the apartments have been pre-sold.	Approved	FY08 to FY09
Canberra, ACT	This project comprises 60 premium apartments on the corner of State Circle and Melbourne Avenue, Canberra opposite Parliament House. Construction is programmed to commence in late 2006.	Approved	FY08
Byron Bay, NSW	The Company has a joint venture interest in a 90ha land holding in Byron Bay, NSW. Planning approval for Stage 1 comprising 117 holiday villas was received in September 2006.	Approved	FY09 to FY11
Berry Street, East Melbourne, Victoria	The Company is currently seeking planning approval for the development of eight premium townhouses in East Melbourne.	Awaiting approval	FY08
Rowville, Victoria	The Company has purchased a site in Rowville adjoining a golf course and intends to develop approximately 129 retirement villas and a community centre. Construction of the first stage of villas is programmed for late 2006. On completion, this asset will be managed by the Group's retirement business.	Approved – modifications required	FY08 to FY11
Keysborough, Victoria	The Company has acquired a right to develop a portion of this property in conjunction with an acquisition made by the Becton Industrial Property Trust. Concept planning is currently proceeding as a precursor to seeking planning approval. The new built area will be in the order of 15,000m^2 for light industrial usage and will be purchased by the trust.	Pre-approval stage	FY08
Colac, Victoria	The Company has the exclusive right to acquire a site in Colac, Victoria for the development of approximately 10,000m^2, bulky goods centre. Concept planning is currently proceeding as a precursor to seeking planning approval.	Pre-approval stage	FY08 and FY09

Project	Description	Planning	Expected timing of settlement
Drill Street, Hawthorn, Victoria	The Company has entered into a contract to acquire a site in Hawthorn, Victoria for the development of a boutique, premium retirement property of approximately 60 dwellings. On completion, this asset will be managed by the Group's retirement business.	Approved — modifications required	FY10
West Meadows, Victoria	The Company has the exclusive right to acquire a site in West Meadows for the development of an affordable retirement village. On completion, this asset may be managed by the Group's retirement business.	Pre-approval stage	FY08 to FY11

8.2.3 Retirement ownership and management

Background

The Company established its retirement business in the late 1990s to service the resident funded, for profit, retirement living market. Its core capabilities are site acquisition, purpose built design and services management. The Company currently owns and operates three retirement villages, two in Victoria and one in New South Wales, catering for over 870 residents. The Company's aim is to create exceptional residential community environments that lead the market in built quality, service delivery and innovation.

The Company currently serves two distinct and growing age based segments; over 70s independent living and over 80s assisted living. The Company believes that the retirement sector is a very important asset class going forward due to two main factors:

- the Recurring Earnings that flow from owning the deferred management fees attached to a retirement dwelling; and
- the ageing population demographics in Australia. Currently 12.3% of Australians are aged over 65 and this is forecast to increase to 20.3% by 2031.

Business overview

The Company's retirement village portfolio consists of three assets:

- Classic Residences, Brighton — developed by the Company progressively since 1999;
- Menzies Malvern — acquired in August 2004; and
- Dee Why Gardens — acquired in November 2005.

Further detail on these villages is provided in the retirement village portfolio summary below.

The business has experienced and is forecasting continued, strong growth in dwellings under management:

Exhibit 8.9: Retirement — Dwellings under management


Number of dwellings
800
700
600
500
400
300
200
100
0
64
138
182
255
378
697
715
2001
2002
2003
2004
2005
2006
2007

Source: This information is prepared using the financial information in Section 9.2.

Retirement village portfolio summary

Exhibit 8.10: Classic Residences, 3 Brewer Road, Brighton East, Victoria 3187



Classic Residences, Brighton	
Value	$20m
Valuation date	1 May 2006
Discount rate	13% for independent living units and 15.5% for serviced apartments
Number of units	376

Source: Management information.

Notes:

1. Valuations adopted by the Company for 30 June 2006 Annual Accounts.

Exhibit 8.11: Menzies Malvern, 1286 High Street, Malvern, Victoria 3144



Menzies Malvern	
Value	$15m
Valuation date	1 May 2006
Discount rate	13%
Number of units	124

Source: Management information.

Notes:

1. Valuations adopted by the Company for 30 June 2006 Annual Accounts.

Exhibit 8.12: Dee Why Gardens, 155 Fisher Road North, Dee Why, NSW 2099



Dee Why Gardens	
Value	$24m
Valuation date	1 May 2006
Discount rate	13.5%
Number of units	237

Source: Management information.

Notes:

1. Valuations adopted by the Company for 30 June 2006 Annual Accounts.

Strategy and growth

The Group's aim is to provide the retirement village of first choice for "over 70s" living in any selected location. A fully integrated range of services underpin this offer including design, construction, service management and delivery.

The Group's strategy for participation in the Australian retirement market is based on the pursuit of a limited number of niche sub-markets rather than trying to become a large scale generalist. Best-of-class positioning with high local market differentiation and enduring barriers to competition are the targeted attributes for all the Group's retirement properties.

The Group is actively pursuing expansion opportunities within Australia largely through the acquisition of greenfield development sites as well as the acquisition of established operations. The Company has recently acquired a site in Rowville, Victoria and has the exclusive right to acquire sites in Hawthorn and West Meadows, Victoria for the development of new retirement villages. Fully developed, these three sites would create approximately 350 retirement dwellings.

8.2.4 Holiday ownership club

Background

The Holiday ownership club business has been created and developed through a joint venture between Becton Resorts (a subsidiary of the Company) and Accor Resorts. The business is an innovative and flexible vacation and lifestyle club. Accor SA, the parent entity of Accor Resorts, is one of the world's largest hotel and tourism enterprises.

Business overview

APVC is a multi-resort, multi-location holiday ownership club. Holiday ownership club (timeshare) is a form of pre-paid holiday plan, which entitles purchasers to holiday accommodation for a pre-determined period. Purchase of a club membership typically costs between $15,000 and $25,000, with an annual club fee of approximately $500 to cover member services, resort operating costs and maintenance. APVC has resorts located throughout Australia, including Melbourne, Sydney, Palm Cove (Cairns), Coffs Harbour, Surfers Paradise, the Gold Coast, the Sunshine Coast, the Snowy Mountains, the Margaret River in Western Australia as well as Queenstown in New Zealand. Members purchase membership in the holiday club, which, managed by the Responsible Entity, owns and holds beneficial title to the holiday properties it acquires or develops.

The assets of the club (including title to the club's apartments) are held on trust for members by the Responsible Entity and membership lasts for the life of the club, which is approximately 80 years from commencement, i.e. October 2000. Members receive an annual entitlement of points, which they use to stay in the club properties. Members can choose the location, size of accommodation, length of stay and time of year for their stay in the club properties and simply use their points as a form of currency.

This form of product now accounts for most timeshare sales in Australia. Points based timeshare schemes have been designed to meet consumer requirements for greater choice in available holiday destinations and greater flexibility in the way they take their holidays.

APVC currently has in excess of 15,000 members, with membership increasing at an average of 500 per month.

APVC Finance, which lends a proportion of the membership acquisition funds to some new members, currently has a loan book of more than $75 million and a default rate below 1%.

Exhibit 8.13: Holiday ownership club historic and forecast members



Number of members
25,000
20,000
15,000
10,000
5,000
0
591
2,313
4,455
7,339
9,500
14,500
20,500
2001
2002
2003
2004
2005
2006
2007

Source: This information is prepared using the financial information in Section 9.2.

Growth

APVC currently operates sales venues on the Gold Coast (where it is headquartered), Sydney, Melbourne, Canberra, Perth, Cairns, the Sunshine Coast, Coffs Harbour, Hunter Valley in Australia and Auckland and Queenstown in New Zealand. Additional sales venues are planned. Club memberships are sold by personal presentations to consumers at APVC's own sales centres and at club resorts. Growth of APVC will come primarily from increased penetration into the Australian and New Zealand markets and increased operational efficiencies.

Strategic Review

The Company is currently undertaking a review of its investment in APVC. As with any material matter, the Company will ensure the market is kept fully informed of the progress and outcomes of this review.

8.2.5 Board of Directors and management

The Company and the Responsible Entity share seven common directors with four being independent. The current Directors of the Company are Max Beck (Executive Chairman), Brian Pollock (Deputy Chairman), Robert Critchley (Independent), William Conn (Independent), Michael Naphtali (Independent), Hamish Macdonald (CEO) and Mark Taylor (Finance Director). The Board of the Responsible Entity will be the same as the Company and also has one additional Director, Matthew Chun, Executive Director and Head of Funds Management.

Board of Directors

Maxwell Beck, AO — Chairman

Max has over 40 years experience in the building and construction Industry, in addition to his current position as Executive Chairman of the Company and Deputy Chairman of the Royal Children's Hospital. Max has served on numerous public boards and committees, including the Melbourne Major Events Company Limited, the Melbourne Neuromuscular Research Centre, the organisation committee for the 2004 Prime Minister's Olympic dinner, the Melbourne Chapter of the Children's International Summer Villages and the 1996 Melbourne Olympic Bid. Max is a member of the Remuneration Sub Committee. Aged 65.

Brian Pollock — Non-executive Deputy Chairman, BPG and Independent Chairman, Becton Investment Management

Brian has over 35 years experience in superannuation, financial services and property investment. He currently holds Directorships with A. E. Smith & Son Pty Ltd (Chairman), Clive Peeters Group Limited (Chairman), ME Portfolio Management Ltd (Chairman), Programmed Maintenance Services Limited and Macquarie Real Estate Equity Funds No.1, No.2, No.3, No.4 and No.5. Brian is a member of the Audit and Risk Management Sub Committee. Aged 60.

Robert Critchley — Non-executive Director

Robert has more than three decades experience in the banking, finance and management consulting sectors. He has held senior positions with National Australia Bank, Citibank and Societe Generale. He is also chair of the Strathfield Group Limited, Noni B Limited, Corduke Limited and Trent Capital Limited as well as a director of Coates Hire Ltd. Robert is Chairman of the Remuneration Sub Committee. Aged 63.

William J. Conn, OAM — Non-executive Director

Bill has an extensive background in investment banking. He is a director of the Grand Hotel Group Limited and Village Roadshow Limited, as well as a number of private companies. Bill is also a consultant to Merrill Lynch International (Australia) Limited. Bill is Chairman of the Audit and Risk Management Sub Committee. Aged 60.

Michael Naphtali — Non-executive Director

Michael is Chairman and Managing Director of Hind Consulting and Investment Pty Ltd, a specialised private and family business consultancy, and Principal of Hindal Corporate Pty Ltd, a corporate finance and investment firm specialising in mergers and acquisitions, capital raisings and business valuations. Michael is a member of both the Audit and Risk Management Sub Committee and the Remuneration Sub Committee. Aged 58.

Hamish Macdonald — Chief Executive Officer

Hamish has many years of international, national and local experience in the property and construction industry gained with Civil and Civic and Lend Lease before joining the Company. He has driven the growth and diversification of the Company, having been in the senior management team for over a decade. Hamish holds a Bachelor of Building Degree (Honours), is a Fellow of the Financial Services Institute of Australia and a member of the Australian Institute of Company Directors. Aged 46.

Mark Taylor — Finance Director

Mark is responsible for all group finance and accounting matters, including the funding of new projects and the raising of corporate debt and equity. Mark holds a Bachelor of Science (Honours) and postgraduate qualifications in accounting and treasury disciplines. He is a member of the Australian Institute of Chartered Accountants, the Australian Institute of Company Directors, the Finance and Treasury Association Limited and the Australian Institute of Management. Aged 49.

Senior management

Paul Briggs — Executive Director, Becton Constructions

Paul has had 24 years of property development and construction experience. Starting with the acquisition of the landmark Eastside project from the Victorian State Government, Paul launched the Company into its residential development business in 1991 and has been responsible for a diverse range of commercial, residential, tourism and major infrastructure projects since that time. Paul holds a Master of Business, a Bachelor of Engineering and a Graduate Diploma in Property.

Matthew Chun — Head of Funds Management and Executive Director, Becton Investment Management

Matthew has overall accountability and responsibility for the performance of Becton Investment Management. He has worked in various facets of the property industry for the last 14 years with senior positions at Cbus Industry Super Fund and Coles Myer. Matthew has had considerable exposure to the retail, office, industrial, residential and hotel property sectors. Recent achievements include investing in excess of $300 million in equity (on behalf of third party investors) with a property end value in excess of $1.8 billion and being awarded the Young Property Achiever of the Year 2002 by the Australian Property Institute for his outstanding contribution to the property industry. Matthew holds a Bachelor of Economics, Graduate Diploma in Property, Graduate Diploma in Applied Investment and Finance and is a Licensed Estate Agent in Victoria as well as a Fellow of the Financial Services Institute of Australia.

Damian Dalgleish — Head of Construction, Becton Constructions

Damian worked for a number of construction companies prior to joining the Company in 1992 as a Site Manager. Since then, he has been regularly promoted through Project Manager and Senior Project Manager/Design Manager as his experience grew. During this time, Damian was responsible for a number of the business's most significant residential and retirement projects. Damian has recently taken over as the Group's Head of Construction responsible for all construction activity.

James Goodwin — Corporate and Finance Manager, Becton Investment Management

James has considerable experience in the property funds management industry and, in particular, the development and establishment of new funds (both listed and unlisted), debt and equity raisings and mergers and acquisitions. James was previously employed by Centro Properties Group as Corporate Finance Manager where he played an instrumental role in the development, financing and implementation of a number of significant property funds and acquisitions, including the $2 billion listed Centro Retail Trust. James holds a Bachelor of Laws (Honours) and a Bachelor of Arts from Monash University and is currently studying towards his Masters of Applied Finance at Macquarie University.

Dr Charles MacDonald — Executive Chairman, Becton Living

Charles joined the Company in March 2005 with responsibility to grow the Becton Living business into Australia's premier retirement brand. He is a former General Manager of FKP Property Group's Retirement and Investment Division, Chief Executive Officer and director of Australian Retirement Homes Limited, Chief Executive Officer of the Corrs Chambers Westgarth Lawyers Queensland Offices, and has held senior management roles at Coopers & Lybrand Chartered Accountants. Charles is a former member of the Retirement Village Association Ltd Board, the ATO Retirement Village Industry Partnership reviewing GST, and the Aged Care Queensland Board.

Andrew Metcalfe — Company Secretary

Andrew is a qualified accountant with over 20 years experience across a variety of industry sectors, having held the position of Company Secretary and CFO for a number of ASX listed entities and unlisted public entities in the energy, financial services, technology, property development, property trust, agriculture and waste industries. Andrew is a Certified Practising Accountant and is a Fellow of the Chartered Institute of Secretaries and Administrators. He is currently Company Secretary for three ASX listed entities. Andrew's position with the Company is that of a part time consultant.

Antony Morell — Group Marketing and Strategy Manager

Antony is responsible for developing and maintaining consistent marketing direction and communications for the Group, as well as coordinating the development and implementation of strategic business planning. Prior to joining Becton, Antony spent the first decade of his career working in strategic marketing and business consulting both in Australia and the United Kingdom. Antony holds a Bachelor of Business and is currently completing a Masters in Corporate Innovation.

Stuart Nicolson — Head of Retirement

Stuart has recently joined Becton Living in the role of Managing Director, responsible for all operational aspects of the retirement business. Stuart will work closely with Dr Charles MacDonald on strategic and growth initiatives. Stuart came to the Company with substantial experience in marketing and operational capacities. He has a Bachelor of Arts from Melbourne University and an MBA from Melbourne Business School.

Matt Reid — Manager Mergers and Acquisitions and Investor Relations

Matt has responsibility for the Group's mergers and acquisitions and investor relation functions. Matt recently joined the Company after spending time with Austock where he was an Associate Director in Corporate Finance, assisting clients in mergers and acquisitions as well as providing equity capital markets advice. During this time, Matt also worked with the Company on its 2005 restructure and IPO. Prior to that Matt was with PricewaterhouseCoopers for nine years where he reached the position of Director Transaction Services. Matt has a Bachelor of Economics and is a qualified Chartered Accountant.

Caroline Sabolek — Head of Human Resources

Caroline is responsible for the group's HR function which includes Human Resource Management, Payroll, and Occupational Health and Safety. Caroline has been with the Company for thirteen years and has a Bachelor of Science and Masters in Human Resource Management and is a Certified Professional member of Australian Human Resource Institute.

Bruno Santi — Executive Director, Becton Living and APVC

Bruno is actively involved in identifying new development opportunities and has been instrumental in the Company's expansion throughout Australia. Bruno's recent responsibilities have included the landmark development of the Pharmacy House building in Canberra and the development of Walter Turnbull House in Canberra, while overseeing the Company's interests in Becton Living and its joint venture with APVC. He has a law degree from the University of Melbourne.

Barry Shepherd — Executive Director, Becton Constructions

Barry has been in the property industry for more than 30 years and was one of the initial exponents of off-the-plan marketing for inner-city residential living. Barry is pivotally involved in the identification and acquisition of new projects and has a significant overseeing role in all project marketing and sales activities.

Jason Vanderzalm — Group General Manager Finance, Company and Alternate Director, APVC

Jason has responsibility for all group finance and accounting functions, including internal and external reporting, taxation and joint venture operations. Jason joined the Company in June 1999 after nine years with PricewaterhouseCoopers where he was a Senior Manager in audit and transaction services. Jason has a Bachelor of Economics (Accounting) and is a qualified Chartered Accountant.

8.2.6 Corporate governance

The Group has in place corporate governance practices to ensure that it is effectively directed and managed, risks are monitored and assessed, and appropriate disclosures are made. The responsibilities of the Board include:

- formulating the strategic objectives of the Group and establishing goals designed to promote the achievement of those strategic objectives;
- ensuring that they maintain and inform themselves of the Group's business and financial status at all times;
- approving investments and ongoing evaluation of those investments, including regularly assessing the operational and financial risks in respect of investments;
- guiding and maintaining the Group's affairs and policies based on adequate and accurate information;
- obtaining expert advice on matters outside the expertise of the Group's internal resources;
- at all times exercising due care and diligence and sound business judgement in the performance of their duties;

- considering and approving the Group's annual budgets;
- ensuring that there are appropriate internal controls and ethical standards of behaviour adopted and met within the Group;
- ensuring that the business risks facing the Group are, wherever possible, identified and that appropriate monitoring and reporting controls are in place to manage these risks; and
- monitoring the performance of management against the goals and objectives established by the Board.

8.2.7 Board committees

The Board of the Group intends the following sub committees be continued by the Board following the Stapling:

Audit and Risk Management Sub Committee

The purpose of the Audit and Risk Management Sub Committee is to review and monitor the financial affairs and risk management of the Group.

At the discretion of the sub committee, the external auditor and other members of the Board and management will be invited to Audit and Risk Management Sub Committee meetings. The Audit and Risk Management Sub Committee will consider any matters relating to the financial affairs of the Group and any other matter referred to it by the Board. The Audit and Risk Management Sub Committee will meet at least two times a year.

Sub Committee members are: William Conn (Chair), Brian Pollock and Michael Naphtali.

Remuneration Sub Committee

The purpose of the Remuneration Sub Committee is to ensure the Group attracts and retains the right people by offering competitive remuneration packages. The Sub Committee will monitor and review:

- the remuneration arrangements for the CEO and other senior executives;
- the remuneration policies, personnel practices and strategies of the Group generally;
- any employee incentive scheme;
- the remuneration arrangements for non-executive members of the Board;
- the size and composition of the Board, and criteria for Board membership; and
- the membership of the Board and candidates for consideration by the Board.

The Remuneration Sub Committee will meet at least two times a year.

Sub Committee members are Robert Critchley (Chair), William Conn and Max Beck.

Nominations committee

Any changes to directorships will, for the foreseeable future, be determined by the full Board subject to any applicable laws. Accordingly, a nominations committee has not been established.

8.2.8 Ethical standards

The Board believes that the success of the Group will be enhanced by the continuation of a strong ethical culture within the organisation. As the Group grows, the need to ensure that ethical standards remain has led the Board to embrace policies to ensure that all Directors, executives and employees act with the utmost integrity and objectivity in their dealings with all people that they come in contact with during their working life.

8.2.9 Continuous disclosure

The Group is committed to complying with its continuous disclosure obligations, which promotes transparency and investor confidence, and will ensure Stapled Security Holders and the financial markets are provided with full and timely information about its activities. All information released pursuant to the Group's continuous disclosure obligations will be posted as soon as possible following disclosure, on the Group's website, www.becton.com.au.

8.2.10 Communication to Stapled Security Holders

The Board aims to ensure that the Stapled Security Holders are informed of all the major developments affecting the Group's state of affairs. Information will be communicated to Stapled Security Holders through announcements to the ASX, the Group's annual report, AGMs, half-yearly results and the Group's website, www.becton.com.au.

8.2.11 Directors' and senior management's dealings in Stapled Securities

In addition to the escrow agreements described in Section 6.7, the Company also requires that:

- no Director or senior manager should buy or sell securities in the Group during stipulated non-trading periods (such as the period preceding the release of annual and half-yearly results or the holding of an annual general meeting) unless approval has been given to that Director or senior manager to trade during the non-trading period by, in the case of Directors, the Chairman, in the case of senior management, the Group Secretary, and in the case of the Chairman, the Board;
- Directors and senior management are prohibited from trading in Stapled Securities for a short term gain unless approval (as set out above) has been given; and
- Directors and senior management be aware of and observe their obligations under the Corporations Act not to buy or sell in Stapled Securities if in possession of price-sensitive non-public information and to ensure that they do not communicate price-sensitive non-public information to any person who is likely to buy or sell Stapled Securities in the Group or communicate such information to another party.

8.2.12 Independent professional advice

In fulfilling their duties, each Director may obtain independent professional advice at the expense of the Group, subject to prior approval of the Chairman, whose approval will not be unreasonably withheld.

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BECTON





9 Financial information

9 FINANCIAL INFORMATION

9.1 INTRODUCTION

The financial information contained in this Section comprises the historical financial information of the Company, the forecast financial information of the Company stand-alone and the pro-forma forecast financial information of the Group on a basis which assumes that the Proposal is implemented.

9.1.1 Historical financial information

The historical financial information presented for the Company has been extracted from the audited financial statements of the Company and its controlled entities and comprises:

- the Income Statement for the year ended 30 June 2006; and
- the Balance Sheet as at 30 June 2006.

The presentation of the historical financial information enables a comparison of historical performance with the forecast performance of the Company stand-alone and the Group post-Proposal.

9.1.2 Forecast Financial Information

The forecast financial information comprises:

- The forecast Income Statement for the year ending 30 June 2007 for the Company ("Stand-alone Forecast"). The presentation of the Stand-alone Forecast enables a comparison of the forecast performance of the Company in its present form with historical results and the pro-forma forecast of the Group.
- The pro-forma forecast Income Statement of the Group for the year ending 30 June 2007 ("Pro-forma Group Forecast").

The Pro-forma Group Forecast for 30 June 2007 comprises the consolidated results of the Company for the 12 months ending 30 June 2007 and the forecast results of the Trust from 1 December 2006 for 7 months to 30 June 2007 as if the Proposal is implemented on 1 December 2006.

9.1.3 Pro-forma Balance Sheet

The pro-forma Balance Sheet as at 30 June 2006 of the Group ("Pro-forma Group Balance Sheet") reflects the effects of the Proposal and other pro-forma adjustments set out in Section 9.3 as if they occurred on 30 June 2006.

9.1.4 Share Consolidation

If the Share Consolidation is approved by Shareholders at the AGM, Shares will be consolidated on a one-for-four basis as described in Section 6.12. Should this occur, each Share and each Stapled Security will be priced at four times the amount it would have been priced at had the Share Consolidation not occurred.

The information in this Section 9 has been prepared as if the Share Consolidation had not occurred. Should it occur, all information in this Section 9 relating to numbers of Shares or per-security amounts should be read as follows:

- all numbers of Shares and Stapled Securities will be divided by four following the Share Consolidation. For example, a reference to 100 Stapled Securities should be read as a reference to 25 post-consolidation Stapled Securities; and
- all per-security amounts should be multiplied by four following the Share Consolidation. For example, a reference to dividends of 5 cents per Share should be read as a reference to dividends of 20 cents per Share post-consolidation.

9.1.5 Presentation of financial information

The Australian Accounting Standards Board has adopted Australian equivalents to International Financial Reporting Standards, hereafter referred to as A-IFRS, which apply to the Company and will apply to the Group. The historical financial information and Forecasts have been prepared in accordance with the requirements of A-IFRS. The historical and forecast financial information has been presented to Shareholders in a format which does not comply with all the disclosure requirements of A-IFRS in order to present the financial information by business segment.

The financial information should be read in conjunction with the Directors' assumptions in Section 9.2, the summary of significant accounting policies in Section 9.4, the risk factors in Section 9.5 and other information contained in this Explanatory Memorandum.

PricewaterhouseCoopers Securities Ltd has prepared an Investigating Accountant's Report in respect of the historical and forecast financial information included in this Section. This report is included in Section 10.

9.2 SUMMARY HISTORICAL AND FORECAST INCOME STATEMENTS

9.2.1 Income Statement

Set out below is a summary of the Income Statements of the Company and the Pro-forma Group. The Company's historical Income Statement is extracted from the audited financial statements for the year ended 30 June 2006. The Company's Stand-alone Forecast assumes that the Proposal is not under consideration. The Pro-forma Group Forecast assumes the Implementation Date for the Proposal is 1 December 2006.

Exhibit 9.1: Income Statement

Income Statement ($ millions)	Company (Stand-alone) Year ended 30 June 2006 Actual	Company (Stand-alone) Year ending 30 June 2007 Forecast	Stapled Group Year ending 30 June 2007 Forecast
Revenue			
Development and construction	153.6	153.1	153.1
Property funds management	16.9	23.9	27.4
Retirement ownership and management	14.8	16.9	16.9
Property investment	-	-	17.8
Total revenue	**185.3**	**193.9**	**215.2**
EBITDA			
Development and construction	28.2	22.8	22.8
Funds management	6.2	8.0	11.5
Retirement ownership and management	6.2	8.0	8.0
Holiday ownership club	2.4	2.7	2.7
Property investment	-	-	13.3
Corporate overhead	(7.0)	(6.7)	(6.7)
Total EBITDA	**36.0**	**34.8**	**51.6**
Depreciation & Amortisation	(0.5)	(0.3)	(0.3)
EBIT	**35.5**	**34.5**	**51.3**
Net finance costs	(5.3)	(6.1)	(11.3)
Income tax expense	(9.8)	(7.7)	(7.7)
Net profit after tax from ordinary operations	**20.4**	**20.7**	**32.3**
Investment property revaluations	6.9	-	-
Income tax expense on property revaluations	(2.4)	-	-
Net profit after tax	**24.9**	**20.7**	**32.3**
Outside equity interest	-	-	(1.5)
Net profit after tax attributable to parent entity	**24.9**	**20.7**	**30.8**
Weighted average number of securities on issue (million)	307.5	310.0	510.5
Earnings per weighted average security (cents)	6.6	6.7	6.1
Dividend / Distribution per security (cents)	2.5	2.7	4.6

Notes:

1. The Company holds a 50% interest in the APVC joint venture. Accordingly, the Company equity accounts for APVC as an associate and recognises its share of APVC's net profit or loss.
2. Corporate overhead represents the general overhead expenses of operating the Company (or Group post-Proposal) which are not directly attributable to a specific business unit.
3. Details of the assumptions used to prepare the Company Forecast and Pro-forma Group Forecast are contained in Section 9.2.
4. The accounting policies used to compile the Income Statements are contained in Section 9.4.
5. Distribution per security for FY07 is inclusive of Special Dividend
6. All per-security amounts should be multiplied by four if the Share Consolidation proceeds
7. Development and construction EBITDA includes $1.1 million of development profit earned on sale of new units in retirement villages, which is classified as investment property revaluation in the financial statements.

Composition of forecast dividends and distributions

The Company will pay investors dividends and post-implementation of the Proposal, the Group will also pay distributions from the Trust.

Exhibit 9.2: Forecast Dividend and Distribution composition

	Company Forecast year ending 30 June 2007	Group Forecast year ending 30 June 2007
Company dividend (cps)	2.7	3.1
Trust distribution (cps)	N/A	1.5
Total distribution (cps)	2.7	4.6
Franking of Company dividend	Intention to frank 100%	Intention to frank 100%
Tax deferred portion of Trust Distributions	N/A	Minimum of 30%

Notes:

1. The Company dividend policy pre-Proposal is to pay out between 35% and 50% of net profit after tax.
2. The Company dividend policy post-Proposal is to pay out 75% of net profit after tax, excluding investment property revaluations.
3. The Trust Distribution policy is to pay out 100% of distributable income.
4. The Company dividend in 30 June 2007 in the Group Forecast includes a Special Dividend of 1.5 cents per Share fully franked.
5. The Group Forecast for 30 June 2007 assumes the Implementation Date for the Proposal is 1 December 2006.
6. All per-security amounts should be multiplied by four if the Share Consolidation proceeds.

9.2.2 BASIS OF PREPARATION OF FORECAST INCOME STATEMENTS

Preparation of the Company Forecast and the Pro-forma Group Forecast

The Company Forecast and the Pro-forma Group Forecast represent the Directors' best estimate of the trading results for the financial year ending 30 June 2007 for the Company as a stand-alone entity and for the Group.

The Company Forecast and Pro-forma Group Forecast are based on the Directors' assessment of current economic and operating conditions and a number of assumptions concerning future events, including the general and specific assumptions set out in this Section. The Directors believe that they have prepared the Company Forecast and Pro-forma Group Forecast with due care and attention and consider all assumptions, when taken as a whole, to be reasonable at the date of this Explanatory Memorandum.

However, actual financial results may differ from the Company Forecasts and Pro-forma Group Forecasts and any differences may be material. Accordingly, the Directors cannot and do not guarantee that the Company Forecast and Pro-forma Group Forecast or any prospective statement in this Explanatory Memorandum will be achieved. Events and outcomes may differ in quantum and timing from the assumptions, with a material consequential impact on the Company Forecast and Pro-forma Group Forecast.

The general and specific assumptions used to compile the Company Forecast and the Pro-forma Group Forecast are set out below. This information is provided to assist investors in assessing the likelihood of the assumptions occurring and is not intended to be a representation that the assumptions will actually occur.

The Company Forecast and Pro-forma Group Forecast should be read together with the risk factors set out in Section 9.5, the Investigating Accountant's Report on historical and forecast financial information set out in Section 10 and other information contained in this Explanatory Memorandum.

The Company Forecast and Pro-forma Group Forecast assumptions

The material assumptions made by the Directors in preparing the Company Forecast and Pro-forma Group Forecast are set out below:

General assumptions

- no change in the funding or capital structure, other than that arising from the Proposal described in this Explanatory Memorandum;
- no material acquisitions, disposals or restructuring of the business during the Pro-forma Group Forecast and Company Forecast Periods except where described in this Explanatory Memorandum;
- no significant change in the legislative regimes and regulatory environments (including taxation) in the jurisdictions in which the Company or Group operates;
- no material changes in Australian Accounting Standards;
- the Company's and Group's significant accounting policies remain consistent with those disclosed in Section 9.4;
- no material change in competitive activity in the markets in which the Company or Group operates;
- no significant amendment to or termination of any material agreement or arrangement relating to the Company's or Group's businesses. The parties to those agreements and arrangements are assumed to continue to comply with the terms of all material agreements and arrangements;
- no material changes in industrial, political or economic conditions with respect to the property industry and the Australian economy; and
- no loss of key personnel.

Specific Assumptions in relation to the Company Forecast and the Pro-forma Group Forecast financial information

The specific assumptions adopted in preparing the financial Forecasts for the year ending 30 June 2007 are summarised below. Assumptions apply equally to the Company Forecast and the Pro-forma Group Forecast unless otherwise specified.

Development and construction revenue

Development and construction revenue and profit is forecast for projects where the Company has presently:

- completed construction and awaiting settlement; or
- commenced construction; or
- received planning approval.

The total forecast revenue for each development and construction project is based on:

- the known sale proceeds for existing contracted pre-sales; or
- where a dwelling is not currently pre-sold, sales revenues are estimated based on recent sales for that project or for similar projects with sales rates based upon present demand.

Construction and development revenue is recognised on settlement of each dwelling. For each project with forecast revenue in FY07 greater than $10 million, the estimated percentage of revenue from settlements occurring in the Forecast Period are summarised below.

Exhibit 9.3: Development and construction revenue

Development Project	Percentage of revenue in FY07	% Pre-sold as at 30 June 2006	% Construction complete as at 30 June 2006
The Esplanade	63%	97%	90%
College Square Stage 1	16%	98%	100%
College Square Stage 2	72%	83%	60%
The Park Stage 7	100%	100%	60%

Notes:

37% of the Esplanade settled in FY06.

84% of College Square Stage 1 settled in FY06.

% pre-sold based on units

Development and construction EBITDA

The Forecast includes an assumption of costs for each project including estimates of development costs having regard to existing construction contracts and costs incurred on previous comparable projects. The profit margin on development projects is recognised on the same basis as revenue set out above.

Retirement ownership and management revenue and EBITDA

Revenue is derived from deferred management fees ("DMF"), other fees associated with the management of retirement dwellings and investment property revaluations. DMF revenue reflects entitlements specified by existing contracts between the Company and the resident of the dwelling. There are a number of different contract types which vary as to the annual DMF accrual percentage and whether the DMF is based on the entry or exit value of the dwelling.

Revenue forecasts are based on:

- 697 existing DMF arrangements relating to 336 dwellings at Brighton, 124 dwellings at Menzies and 237 dwellings at Dee Why;
- 18 new DMF arrangements for dwellings expected to be sold in FY07 at Brighton; and
- no net revenue from an increase in the value of retirement village investment properties is assumed in the Forecast Period.

Property funds management revenue and EBITDA

Company stand-alone

Revenue and EBITDA forecasts for the Becton Investment Management business on a stand-alone basis incorporate:

- contracted management fees from established property funds based on property income or the gross asset value of existing property;
- acquisition fee income (net of associated costs) and additional management fees on market terms similar to established funds for:
  - new property acquisitions for Sector Funds of $282 million in FY07. For comparison, new property acquisitions on which the Company earned fees in FY06 totaled $170 million. Actual and contracted acquisitions to date in FY07 total $163 million; and
- accrued exit fees of $2.8 in FY07 in relation to maturing funds.

Pro-Forma Group

Revenue and EBITDA forecasts for the Becton Investment Management business on a stapled basis incorporate:

- contracted management fees from established property funds based on property income or the gross asset value of existing property;
- acquisition fee income (net of associated costs) and additional management fees on market terms similar to established funds for new property acquisitions undertaken by the property funds management business of $330 million in FY07; and
- accrued exit fees of $3.0 million in FY07 in relation to maturing funds.

Holiday ownership club EBIT

Revenue and EBIT forecasts for the APVC joint venture incorporate:

- 6,000 new members in FY07 (compared to 5,018 new members in FY06);
- average revenue per new member in FY07 equivalent to actual revenue per new member for the 12 month period to 30 June 2006; and
- operating costs such as product costs and sales and marketing remaining relatively consistent with the prior year, as a percentage of sales revenue.

Corporate overhead

Corporate overhead for FY07 is based on historical corporate overhead, adjusted for expected changes such as assumed increases in salaries and headcount. An inflation factor of 3% per annum has been allowed in the Company Forecast and Pro-forma Group Forecast in addition to specific known changes.

Interest – Company (stand-alone)

Forecast net interest expense in FY07 is based upon existing facilities and interest rates. The net interest forecast of $6.1 million in FY07 is comprised of the following:

- Convertible notes – $1.9 million interest expense relating to $20 million of Convertible Notes at an interest rate of 9.5% p.a.
- Bank debt – $3.4 million interest expense relating to bank debt with an average balance over the Forecast Period of $41.8 million at an average rate of 8% p.a.
- Related party loan – $0.5 million interest expense relating to a related party loan at a rate of approximately 8% p.a.
- Amortisation of loan establishment costs in relation to existing debt arrangements of $0.3 million in FY07.

A portion of the Group's interest bearing debt relates to development and construction projects and in accordance with the Group's accounting policies set out in Section 9.4, the interest on those borrowings is capitalised into the carrying value of construction and development projects and recognised in project profits.

Depreciation

Depreciation relates to furniture and equipment, fixtures and fittings. Depreciation is based on the useful lives of depreciable assets.

Amortisation

For the purposes of A-IFRS, goodwill is not subject to systematic amortisation and is instead subject to periodic impairment testing. Other intangible assets such as brand names are amortised over their expected useful life.

Income tax

Income tax expense is based on the expected effective tax rate to apply to the Company during the Forecast Period. There is not expected to be a material difference between the statutory and effective tax rate over the Forecast Period.

Assumptions relating to the Trust

Property investment

Revenue and EBITDA is earned on rental income on investment properties in controlled entities and distributions from other investments in the Sector Funds and SPTs. Ownership interests in properties are based upon known acquisitions and interests in property at the assumed Implementation Date of 1 December 2006.

The assumed acquisitions of property interests by the Trust are:

- Becton Office Property Trust – $90.9 million for an interest of 74%;
- Becton Industrial Property Trust – $27.7 million for an interest of 19%;
- Becton Retail Property Trust – $18.3 million for an interest of 21%; and
- the SPTs (refer Section 8.1.3) - $34.0 million for an average interest of 25%.

Forecast rental income is based on current leases, assumptions regarding lease renewals and rental rates, allowances for vacancies based on known expiries and general vacancies based upon prevailing market conditions. Where necessary, allowance has been made for lease incentives or capital expenditure for new tenants.

Recoverable and non-recoverable property expenses are based on costs incurred in the year ended 30 June 2006. Where applicable, costs have been escalated for known increases or a general inflation factor in FY07.

Financing costs

The Trust will incur interest expenses on borrowings used to fund property acquisitions in controlled entities. The Trust will earn interest on an initial loan to the Company of a portion of the proceeds of the proposed capital raising.

Other Assumptions relating to the Pro-forma Group Forecast

Proposal implementation assumptions

The Proposal is assumed to be effective from 1 December 2006. It is assumed that no further capital raisings will be undertaken during the Forecast Period.

Elimination of inter-entity transactions and balances

The effects of the following transactions have been eliminated in the preparation of the Pro-forma Group Forecast:

- Fees charged from Becton Investment Management to controlled entities after Stapling.
- Fees charged to Associates to the extent of the Group's economic interest where that fee is not expensed by the Associate.
- The balance of inter-entity loans and related interest revenue and expense.

9.2.3 SENSITIVITY ANALYSIS OF FORECAST FINANCIAL INFORMATION

Exhibit 9.4: Sensitivity analysis

$ Millions	Change	Impact on NPAT — FY07
Development and construction — Revenue	+ / - 5%	$5.4m
Development and construction — Costs	+ / - 5%	$4.7m
Property funds management — New property acquired	+ / - $20m	$0.4m
Holiday ownership club — New club members	+ / - 5%	$0.3m
Retirement — DMF revenue	+ / - 20 new DMF contracts	$0.2m
Corporate overhead	+ / - 5%	$0.2m
Interest rates	+ / - 1%	$0.4m

$ Millions	Delay	Impact on NPAT — FY07
Development and Construction —	3 months	
Top three Projects		
The Esplanade (5% of profit)		$0.7m
College Square Stage 2 (22% of profit)		$3.0m
The Park Stage 7 (0% of profit)		$0.0m
Total		$3.7m

The time delay in this sensitivity analysis does not necessarily result in permanent loss of profits but may affect the timing of the recognition of development and construction project profits from one year to the next.

9.3 HISTORICAL BALANCE SHEET AND PRO-FORMA GROUP BALANCE SHEET

The Historical Balance Sheet of the Company has been extracted from the audited financial statements of the Company and controlled entities as at 30 June 2006. The Pro-forma Group Balance Sheet has been prepared as at 30 June 2006 by adjusting the Company Balance Sheet as if the Stapling was effective on 30 June 2006.

Exhibit 9.5: Balance Sheet

Balance Sheet ($ millions)	Company 30 June 2006 Actual	Stapled Group 30 June 2006 Pro-forma
Cash assets	48.3	44.6
Receivables	32.5	33.0
Inventories	122.3	122.3
Property investments — BPT	-	336.9
Other investments	293.5	293.5
Property, plant and equipment	1.5	1.5
Intangibles	7.5	7.5
Other assets	4.4	4.7
Total assets	**510.0**	**844.0**
Payables	37.0	42.3
Interest bearing liabilities — Company	141.4	141.4
Interest bearing liabilities — Trust	-	127.0
Provisions	10.4	10.4
Other liabilities	243. 0	243.7
Total liabilities	**431.8**	**564.8**
Net assets	**78.2**	**279.2**
Issued capital	60.7	244.1
Retained earnings	17.5	0.4
Outside equity interest (OEI)	-	34.7
Total equity	**78.2**	**279.2**
NTA per security	23.0 cents	36.5 cents

The following pro-forma adjustments have been made to the Company Balance Sheet to prepare the Pro-forma Group Balance Sheet as at 30 June 2006:

- Aggregation of the Company and the Trust with the Company as the parent entity of the Group.
- Cash – net effect of the funds raised pursuant to the proposed capital raising net of capital raising costs, new investments, payment of dividends and return of capital.
- Investment in property – new investments in entities holding investment property assets.
- Interest bearing liabilities – borrowings by a controlled entity used to fund property acquisitions
- Equity
  - new Issued Capital of $183.1 million pursuant to proposed capital raising; and
  - payment of Special Dividend.

9.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the financial information contained within this Section of the Explanatory Memorandum are set out below. These policies have been consistently applied to all periods presented.

The accounting policies are in accordance with A-IFRS, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial information has been prepared in accordance with the historical cost convention unless otherwise indicated.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company and the results of all controlled entities for the period while controlled by the Company. The Company and its controlled entities together are referred to as "the Group". The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during the financial year, its results are included in the consolidated statement of financial performance from the date of on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year for which control existed.

For the purposes of the preparation of financial statements of the Group, the Company is the parent entity of the Group and will consolidate the Trust from the Implementation Date. The assets and liabilities of the Trust are restated to fair value on the Implementation Date in the consolidated accounts of the Group, however no goodwill is recognised. The effects of all transactions between the Company and the Trust are eliminated in full in the consolidated accounts of the Group.

Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on these tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary difference and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Inventories

Projects in progress and completed buildings (current assets constructed by the consolidated entity)

The cost of projects in progress and completed buildings include the direct development costs as incurred. These include direct materials, direct labour and any other inputs to the current work in progress and are stated at the lower of cost and net realisable value.

Land for redevelopment

The cost of land for redevelopment includes:

- the original purchase price of property purchased for development and resale;
- direct holding costs such as rates, taxes and borrowing costs incurred during development, provided that the addition of these costs does not result in a book value exceeding that which would enable profit to be recognised when the property is sold.

Land for redevelopment is reduced proportionally as property settlements occur.

Revenue and income recognition on projects in progress and completed buildings

Revenue is recognised on a settlement basis where the Company is the developer. Where the Company performs only the construction role, and revenue and profit can be reliably estimated, sales revenue and expenses are adjusted in line with the percentage of completion of construction method.

Any loss on projects is recognised as soon as it is foreseeable. All other revenue (e.g. interest, management fees, commissions, etc) are recognised as they are earned.

Revenue recognition on deferred management fees

Deferred management fee revenue from the investment in retirement village facilities is accrued during the period a resident occupies a leased unit or apartment. The fees are only received on the re-lease of the unit or apartment to a new incoming resident.

Depreciation of plant and equipment

Plant and equipment is depreciated on either a reducing balance or straight-line basis over its expected useful life to the Company or Group. Estimates of remaining useful lives are made on a regular basis for all assets with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment	3 – 11 years
Motor vehicles	5 years

Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Retentions

Monies are retained from payments due to subcontractors in accordance with individual subcontract agreements for a specified period in relation to any claims that may arise as a result of work performed.

These retentions are recorded in the accounts as other creditors.

Cash

Cash includes cash on hand and deposits held at call with financial institutions, which are readily convertible to cash on hand and subject to an insignificant risk of changes in value, net of bank overdrafts.

Intangibles

Brand names

Brand names represent the value of the exclusive use of the Becton business name acquired by the Group for $1 million. It is being amortised on a straight-line basis over 20 years, which represents the period of expected benefits.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Becton's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing.

Impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Receivables

All receivables are recognised at the amounts receivable as they are due for settlement, no more than 90 days from the date of recognition. Collectability of receivables is reviewed on an ongoing basis with debts that are known to be uncollectible written off.

Investments

Interests in unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Interests in joint venture entities are accounted for as set out below.

Investment properties

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, representing the Director's assessment of open market value based on external, independent valuations. Gains or losses arising from changes in the fair values of investment properties are included as "other income" in the income statement in the period in which they arise.

Payables

Payables represent liabilities to trade and other creditors for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually payable within 30 days of recognition.

Borrowings

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of payables.

Liabilities to retirement village residents

Amounts paid by residents for apartments and units are classified as a liability to the resident. The liability represents the resident's share of expected proceeds from the re-lease of the apartment or unit based on independent valuations of gross realisable value after taking into account expected fees payable to the owner. The liability is recognised as soon as the resident signs a lease agreement. Liabilities to retirement village residents are non-interest bearing and repayable after the resident's departure.

Borrowing costs

Borrowing costs are recognised as expenses in the period they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on externally borrowed funds, discounts or premiums relating to borrowings, finance lease charges and ancillary costs incurred in connection with the arrangement of borrowings. The Capitalisation Rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

Joint venture entities

Interests in joint venture entities are accounted for using the equity method. Under this method, the share of the profits or losses of a joint venture entity is recognised in the statement of financial performance, and the share of movements in reserves is recognised in the statement of financial position.

Profits or losses on transactions with the joint venture entities and transactions with the joint venture entities are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale, unless they relate to an unrealised loss that provides evidence of impairment of an asset transferred.

Employee benefits

- Wages and salaries and annual leave — Liabilities for wages and salaries, annual leave and rostered days off expected to be settled within 12 months of the reporting date are recognised, and are measured as the amount expected to be paid when the liabilities are settled.
- Long service leave — A liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.
- Employee benefit on-costs — Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.
- Profit sharing and bonus plans — A liability for employee benefits in the form of profit sharing and bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:
  - there are formal terms in the plan for determining the amount of the benefit;
  - the amounts to be paid are determined before the time of completion of the financial report; or
  - past practice gives clear evidence of the amount of the obligation; or

  Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company or Group, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

9.5 FORECAST-SPECIFIC RISKS

The business activities of the Company, and after implementation of the Proposal, the business activities of the Group, are subject to risks and there are many factors which may impact the future performance of the Group. These risks are both specific to the Group and also relate to the general business and economic climate. These risks may adversely affect the value of the Group's assets and Stapled Securities, however the same risks exist for the Company stand-alone should the Proposal not proceed. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but some are outside the control of the Group and cannot be mitigated.

The principal risks include, but are not limited to, those detailed below.

Becton Constructions

The principal risks relating to the development and construction business include:

Construction and delivery risk

There is a risk that construction costs and the duration of a project will exceed budget. If this occurs, Becton Constructions' returns on the project could be reduced.

To a large extent these risks are mitigated by the fact that Becton Constructions builds its own projects, using its own professional construction team of employees, subcontractors and consultants, all of whom work regularly for Becton Constructions and with whom considerable trust has been established. Becton Constructions is a well respected contractor with substantial experience in completing large projects within strict cost constraints.

Further, the building price agreed between the in-house builder and the in-house developer is determined by an independent external quantity surveyor.

Market risk

When Becton Constructions undertakes to develop a property, it does so on the basis that it will be able to on-sell the property on completion. As most projects take months, and sometimes years, to complete, there is a risk that the market for that type of property may change. An increase in the supply of similar properties or a decrease in demand for that particular type of property may affect the ability of Becton Constructions to on-sell the property.

In general, Becton Constructions seeks to achieve appropriate levels of pre-sales of a property prior to commencing construction. Where these pre-sales have not been achieved, a high degree of confidence in the likely sale price and likely purchasers will be in place.

Becton Constructions is aided in its management of market risk by senior debt providers who routinely seek a significant percentage of pre-sales or evidence of take-out before advancing finance facilities.

Risk of sales default

As part of its risk management strategy, Becton Constructions often enters into contracts of sale in respect of properties before they have been constructed.

There is a risk that the purchasers who have bought properties under a pre-sale agreement may not settle the balance of their legally binding contracts for sale for one reason or another.

Sales contracts used by Becton Constructions are legally binding and generally require that the purchaser provide the highest, non-refundable deposit allowed by prevailing legislation. In the event of default, Becton Constructions is entitled to certain remedies arising from breach of contract, including retention of the deposit, resale of the property and recovery from the original purchaser of any loss which may have occurred.

Town planning permit risk

All development and construction projects require town planning development approval from the relevant authorities. There is a risk that a project may not gain the necessary town planning permits to allow it to proceed, or that future stages of a commenced project may not complete as originally expected.

Becton Constructions' knowledge of prevailing planning conditions and its highly skilled consultants' input ensures this risk is understood and, to the extent possible, quantified prior to commitment to any project.

Environmental risks

Some of the projects which Becton Constructions undertakes, involve the redevelopment of land which has been contaminated from previous usage. The redevelopment of such land involves decontaminating the land to the satisfaction of the relevant environmental authorities. This is particularly the case when industrial land is redeveloped for residential purposes. Before undertaking such a project, Becton Constructions assesses the extent of the contamination of the site, the requirements of the environmental authorities and the cost of decontaminating the site to the required specifications. To this end, Becton Constructions relies heavily on its consultant team to assist in managing the risk, and, as in all areas of uncertainty in the construction business, allows for contingencies in the process. Pre-acquisition testing generally lowers the environmental risks to manageable and quantifiable proportions.

Natural disaster

A risk exists that projects may be delayed or costs may be overrun substantially as a result of natural disasters such as flooding, storm damage and the like. It is usual that building contracts include insurance cover for each project for such events where economically viable.

Industrial relations risk

There is a risk that construction union activity could delay the delivery of a project or increase the cost of a project. Becton Constructions manages this risk by maintaining sound relationships with the relevant building unions and officials and continually monitoring and managing those relationships while ensuring that its employees and contractors are dealt with in accordance with applicable award and legislative requirements.

Reliance on subcontractors

Various risks may arise from Becton Constructions' practice of using subcontractors to complete significant parts of its construction and development projects. There is a risk that subcontractors may fail to perform the contract, may become insolvent in the course of the project, or may have insufficient indemnity insurance to cover any potential claim that may arise against them. In most cases, however, as Becton Constructions is the head contractor, it has the ability to either replace the subcontractor or step in and assume management of most of the subcontractor's operations and staff.

Responsibility for design

Where Becton Constructions assumes design responsibility, there is a risk that design problems or defects may result in rectification or other costs or liabilities which Becton Constructions cannot recover.

Property funds management

The principal risks relating to the property funds management business include:

Property investment

Many of the risks commonly associated with property investment apply to the business of Becton Investment Management.

The business of Becton Investment Management could be affected by its ability to acquire quality property. The market for quality property is competitive. Yields are being bid down as a weight of money continues to flow into the commercial property market. Failure to purchase suitable property may reduce the profitability of Becton Investment Management.

The business of Becton Investment Management could also be affected by the risks of fluctuating property values due to factors such as:

- a general downturn in the property market;
- a failure of tenants to meet their financial obligations;
- the tenants of properties not exercising options available under existing leases which may result in vacancies and a loss of rental income. Becton Investment Management has the ability to mitigate this risk by either sourcing replacement tenants or redeveloping the properties as appropriate, and many of these risks and opportunities are identified and understood prior to acquisition; and
- interest rate fluctuations beyond those forecast.

Capital raising risk

The business of Becton Investment Management may be affected by its ability to raise capital to fund the acquisition of property or to finance property development. The ability to raise capital may be affected by factors including:

- general economic risks such as interest rate changes, employment participation rates and levels of consumer confidence;
- changes to government policies, including, for example, changes to taxation that affect property investment (depreciation, etc); and
- a general downturn in the property market.

Such factors may have the effect of reducing the attractiveness of property funds management products to the retail market reducing Becton Investment Management's ability to raise capital.

Property fund management risk

If property funds that are managed by Becton Investment Management, or in which Becton Investment Management invests, perform poorly, this may cause a loss to Becton Investment Management whether financially or by damage to Becton Investment Management's reputation.

Past transactions of acquired businesses

In October 2004, Becton Investment Management acquired Glenmont Properties Limited. Opportunities exist for Becton Investment Management to grow its property funds management business in this way through the acquisition of existing fund managers. Fund managers acquired by Becton Investment Management may have, prior to Becton Investment Management's ownership, effected transactions which may cause loss to Becton Investment Management in the future, whether financially or by damage to Becton Investment Management's reputation.

Retirement

The principal risks relating to the retirement business include:

Property risk

The business of Becton Living could be affected by its ability to continue to acquire or develop retirement village property to create a sufficient supply to meet anticipated growth. To ensure sufficient supply, Becton Living is actively pursuing expansion opportunities through both greenfield development and the acquisition of established operations.

Market risk

There is a risk that buyer demand for the type of retirement village dwellings offered by Becton Living may decline due to adverse economic conditions, such as increases in inflation or interest rates. This would affect Becton Living's ability to achieve expected sale prices and sale rates.

Becton Living's business may also be affected by increased competition from providers of retirement villages or alternative retirement living products. However, because of Australia's expanding aged population and the relatively low proportion of that population currently living in retirement villages, the management of Becton Living believes that there is growth potential in the market.

Holiday ownership — APVC

Property risk

The business of APVC could be affected by its ability to continue to acquire or develop additional resort property so as to create a sufficient supply of accommodation to meet anticipated growth. However, the Group believes that in the future the demand for additional resort property is likely to be met through the acquisition of development sites for the construction of purpose-built APVC resorts.

Strategic review

The Company is currently undertaking a review of its investment in APVC. Should the review result in an outcome other than retention of the Company's investment in APVC being pursued, the Directors expect the impact on the Forecasts presented in this Explanatory Memorandum to be immaterial.

Market risks

The business of APVC could be adversely affected by a decline in buyer demand for the holiday ownership products offered by APVC as a result of adverse economic conditions, such as increases in inflation or interest rates. APVC's business may also be adversely affected by increased competition from providers of alternative holiday ownership products.

Management risk

The management of resort property is handled primarily by third parties. If resort properties are not managed effectively and maintained to an appropriate standard, this may impact on the business of APVC, whether financially or by damage to APVC's reputation.

General business risks

The Group's business is also subject to the following general risks:

Dependence on key personnel

The Group is reliant on a number of key personnel employed by the Group or consulting to the Group. Loss of such personnel may have a materially adverse impact on the performance of the Group. While there can be no assurance given as to the continued availability of such key personnel, the Group has put in place employment contracts with key senior executives, and consultancy agreements with consultants.

Acquisitions, joint ventures and Shareholder dilution

The Group will be assessing strategic acquisitions and joint ventures as one of its growth strategies. The Group intends to pursue strategic acquisitions of businesses that complement its existing business. There can be no assurance that the Group will be able to successfully identify, acquire or integrate such businesses.

The consideration payable in respect of any such acquisition may consist wholly or partly of new Shares issued to the vendors, in which case the shareholdings of existing Shareholders will be diluted. Further, the Group may seek to raise additional capital, in order to fund acquisitions, or for other purposes, by new issues of Shares or other securities. This would also have the effect of diluting the holdings of existing security holders. The Group may elect to fund acquisitions using existing or new bank facilities. The Directors will adopt prudent financial practices in assessing the appropriate funding mix.

Subject to relevant joint venture agreements, the Group will not be able to control the actions of joint venture partners, and therefore cannot guarantee that joint ventures will be operated or managed in accordance with the Group's preferred direction or strategy.

Competition

The sectors in which the Group currently operates are competitive. There can be no assurance that the actions of competitors or changes in consumer preferences will not adversely affect the Group's performance.

Intellectual property

The Group is not aware of any current challenges to any trademarks which, on current evidence, pose a material risk to the Group's business. If there is a challenge to a trademark registration in a major market for the Group's brands, it may have a material effect upon the operating and financial performance of the Group.

Brand factors

The Group's products and services are sold under a number of brands. The Group's brands and its image are key assets to the Group. Should the brand or image be damaged in any way or lose its market appeal, the Group's business could be adversely impacted.

Force majeure

Acts of terrorism and events of force majeure may affect the Group's business (including, for example, the projects undertaken by Becton Constructions) and insurance may not fully cover these risks.

9.6 GENERAL RISKS

Security price variations

The Shares of the Company are, and Stapled Securities are to be, quoted on the ASX, where their price may rise or fall. Shares carry no guarantee in respect of profitability, dividends, return of capital, or the price at which they may trade on the ASX. The value of the Securities will be determined by the stock market and will be subject to a range of factors beyond the control of the Group, and the Directors and officers of the Group. Such factors include, but are not limited to, the demand for and availability of securities, movements in domestic interest rates, exchange rates, fluctuations in the Australian and international stock markets and general domestic and economic activity.

Returns from an investment in securities may also depend on general stock market conditions as well as the performance of the Group. There can be no guarantee that an active market in securities will develop or that the Market Price of the Shares and Stapled Securities will not decline below the current Share price.

Economic factors

Changes in economic and business conditions or government policies in Australia or internationally may impact the fundamentals upon which the projected growth of the Group's target markets or its costs structure and profitability will rely. Adverse changes in such things as the level of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and regulatory policies), consumer spending and employment rates, amongst others, are outside the control of the Group and may have a material adverse impact on the business or its operating results.

Regulatory risk

Changes in relevant taxes (including the GST), legal and administrative regimes and government policies both in Australia and overseas may adversely affect the financial performance of the Group. Any change to the current rate of company income tax in jurisdictions where the Group operates will impact on Shareholder returns. Any change to the current rates of income tax applying to individuals and trusts will similarly impact on Shareholder returns. In addition, any change in tax arrangements between Australia and other jurisdictions could have an adverse impact on profit margins and the level of franking credits available to frank any future dividends.

This page has been left intentionally blank.


BECTON

10 Investigating Accountant's report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

The Directors
Becton Investment Management Limited
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

11 September 2006

Subject: Investigating Accountant's Report on Historical and Forecast Financial Information

Dear Directors

We have prepared this Report on historical and forecast financial information of Becton Property Group Limited (the Company) and the pro-forma Becton Stapled Group (the Group) comprising the Company and the Becton Property Trust (the Trust) for inclusion in an Explanatory Memorandum to be dated on or around 11 September 2006.

Expressions defined in the Explanatory Memorandum have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services Licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services Licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information in section 9 of the Explanatory Memorandum:

Historical financial information

(a) the historical Income Statement of the Company for the year ended 30 June 2006; and

(b) the Balance Sheet of the Company as at 30 June 2006 and the pro-forma Balance Sheet as at 30 June 2006 of the Group ("Pro-Forma Balance Sheet"); (collectively, the "Historical Financial Information").

Forecast financial information

(a) the forecast Income Statement for the Company for the year ending 30 June 2007;

(b) the pro-forma forecast Income Statement for the Group for the year ending 30 June 2007;

(collectively, the Forecasts).

This Report has been prepared for inclusion in the Explanatory Memorandum. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecasts to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 9 of the Explanatory Memorandum has been extracted from the audited financial statements of the Company for the financial year ended 30 June 2006, which were audited by PricewaterhouseCoopers who issued an audit opinion on the financial statements. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the pro-forma transactions.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the Income Statement of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions and the pro-forma transactions used to compile the Income Statement and the pro-forma Balance Sheet;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and the accounting policies adopted by the Company, the Trust and the Group discussed in Section 9 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the Pro-Forma Balance Sheet has not been properly prepared on the basis of the pro-forma transactions;
- the pro-forma transactions do not form a reasonable basis for the preparation of the Pro-Forma Balance Sheet;
- the Historical Financial Information, as set out in Section 9 of the Explanatory Memorandum does not present fairly:

  (a) the historical Income Statement for the Company for the year ended 30 June 2006; and

  (b) the historical Balance Sheet for the Company and the Pro-Forma Balance Sheet as at 30 June 2006;

in accordance with the recognition and measurement principles prescribed in Accounting Standards, and accounting policies adopted by the Company, the Trust and the Group discussed in Section 9 of the Explanatory Memorandum.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions on which they are based.

Our review of the best estimate assumptions underlying the Forecasts was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecasts. These procedures included discussion with the Directors and management of the Company and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts and whether, in all material respects, the Forecasts are properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards, and the accounting policies of the Company, the Trust and the Group discussed in Section 9 of the Explanatory Memorandum so as to present a view of the Company and the Group which is consistent with our understanding of the Company's, the Trust's and the Group's past, current and future operations.

The Forecasts have been prepared by the Directors to provide investors with a guide to the potential future financial performance of the Company and the proposed Group based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of the Forecasts. Actual results may vary materially from the Forecasts and the variation may be materially positive or negative. Accordingly, investors should have regard to the risk factors set out in Section 7.3 and 9.5 of the Explanatory Memorandum.

Our review of the Forecasts, that are based on best estimate assumptions, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecasts included in the Explanatory Memorandum.

Review statement on the Forecasts

Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 9 of the Explanatory Memorandum do not provide a reasonable basis for the preparation of the Forecasts, and

(b) the Forecasts are not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards, and the accounting policies adopted by the Company, the Trust and the proposed Group in Section 9 of the Explanatory Memorandum; and

(c) the Forecasts are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of the Company, the Trust and the Group. If events do not occur as assumed, actual results and distributions achieved by the Company, the Trust and the Group may vary significantly from the Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

PRICEWATERHOUSECOOPERS

Subsequent events
Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company or the Trust have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest
PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received. PricewaterhouseCoopers is the independent auditor of the Company.

Yours faithfully

Peter Fekete
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

PRICEWATERHOUSECOOPERS SECURITIES LTD FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 11 September 2006

1 **About us**
PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Becton Investment Management Limited ("BIML") to provide a report in the form of an Investigating Accountant's Report in relation to the historical and forecast financial information (the "Report") for inclusion in an Explanatory Memorandum dated on or around 11 September 2006.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 **This Financial Services Guide**
This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 **Financial services we are licensed to provide**
Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 **General financial product advice**
The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 **Fees, commissions and other benefits we may receive**
PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees have been determined in accordance with our usual hourly rates and are disclosed in section 13.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 **Associations with issuers of financial products**
PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of Becton Property Group Limited.

7 **Complaints**
If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 **Contact Details**
PwC Securities can be contacted by sending a letter to the following address:
Peter Fekete
Freshwater Place, 2 Southbank Boulevard,
Southbank, Melbourne VIC 3001




BECTON





11 Independent expert's report

VALUATION ADVISORY SERVICES

TRANSACTION ADVISORY SERVICES

BECTON PROPERTY GROUP LIMITED

INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE

11 September 2006

ERNST & YOUNG

VALUATION ADVISORY SERVICES

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5212
DX Sydney Stock Exchange 10172

PART 1 – INDEPENDENT EXPERT'S REPORT

11 September 2006

The Directors
Becton Investment Management Limited
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

Dear Directors

Independent Expert's Report in relation to the Proposed Restructure of Becton Property Group Limited

Introduction and purpose of the report

The directors of Becton Property Group Limited ("BPG" or "the Company") have appointed Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services") to prepare an independent expert's report ("the Report") on the proposed restructure of BPG into a stapled group ("Proposed Restructure").

The Proposed Restructure will involve the issue of units in the Becton Property Trust ("the Trust") to shareholders of BPG ("BPG Shareholders") in exchange for an *in specie* dividend and return of capital paid by BPG to its shareholders. Immediately following the issue of the units in the Trust, the units will be stapled to the shares in BPG on a one-for-one basis (the "Proposed Stapling"). The stapled shares and units will trade on the Australian Stock Exchange ("ASX") as if they are one security.

Immediately following the Proposed Stapling, the stapled group proposes to raise approximately $183 million through the issue of new stapled securities ("the New Issue"). The New Issue is to be underwritten. The majority of the funds raised will be used by the Trust to invest in various property trusts currently managed by Becton Investment Management Limited ("Becton Investment Management"), a wholly owned subsidiary of BPG. Concurrent with the New Issue, certain BPG management shareholders intend to selldown a portion of their stapled securities totalling approximately $47 million ("Management Shareholder Selldown").

Should the Proposed Stapling and New Issue proceed, the stapled group's business activities will include investment in a diverse range of property assets, through the Trust.

Our Report has been commissioned to assist BPG Shareholders in assessing the merits of the Proposed Stapling. Ernst & Young Transaction Advisory Services understands that there is no legal requirement for an independent experts' report to be prepared in respect of the Proposed Stapling.

Summary of opinion

Ernst & Young Transaction Advisory Services considers the Proposed Stapling to be in the best interests of BPG Shareholders. BPG Shareholders are likely to be better off if the Proposed Stapling is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

A number of the key benefits that arise as a result of the Proposed Stapling flow from the Capital Raising (comprising the New Issue and Management Shareholder Selldown). Ernst & Young Transaction Advisory Services notes that the majority of the key benefits are not easily quantifiable and, accordingly, evaluation of the Proposed Stapling is subjective. Having regard to the nature of the Proposed Stapling and the limited negative consequences, however, it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, BPG Shareholders are likely to be better off if the Proposed Stapling proceeds.

Other matters

This report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of BPG Shareholders. The decision to accept or reject the Proposed Stapling is a matter for individual BPG Shareholders. BPG Shareholders should consider the advice in the context of their own circumstances and preferences. BPG Shareholders who are in doubt as to the action they should take in relation to the Proposed Stapling should consult their own professional adviser.

BPG Shareholders should also consider the taxation implications in relation to the Proposed Stapling. Ernst & Young Transaction Advisory Services notes that the Explanatory Memorandum prepared by the directors of BPG in relation to the Proposed Stapling and Capital Raising contains general information in relation to the taxation implications of the Proposed Stapling.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act, 2001. The Financial Services Guide is included as Part 2 to this report.

Our opinion is made as at the date of this letter and reflects circumstances and conditions as at that date. This letter must be read in conjunction with the full report.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

E. Psaltis

Ed Psaltis
Director and Representative

Matthew Gaffney

Matt Gaffney
Director and Representative

Contents

Appendices

1. Outline of the Proposed Restructure

On 12 September 2006, the board of BPG will announce the Proposed Restructure which, if approved by BPG Shareholders, will result in BPG Shareholders holding a stapled security comprising a share in BPG and a unit in the Trust, from Implementation Date (refer Section 1.7). The Trust has recently been established by BPG and BPG currently owns all of the issued units in the Trust. The Trust, at present, is not active.

The Proposed Restructure is described in detail in the Explanatory Memorandum. In summary, the Proposed Restructure involves two separate proposals:

- the Proposed Stapling; and
- the New Issue.

A critical step in both the Proposed Stapling and New Issue proceeding is the approval by BPG Shareholders of the capital reduction ("Capital Reduction").

1.1 Capital Reduction and Proposed Stapling

The directors of BPG propose to declare a fully franked special dividend of 6.4 cents per BPG share and a capital return of 28.9 cents per share. The pro rata reduction of share capital will require the approval of BPG Shareholders.

Of the total distribution to shareholders of 35.3 cents per share, BPG will satisfy the payment of 33.8 cents of the distribution through an *in specie* distribution of units in the Trust. Of the dividend of 6.4 cents, 1.5 cents per share will be paid to BPG Shareholders in cash in order to assist BPG Shareholders in funding any tax liability arising from the receipt of the dividend. The dividend and capital return are summarised as follows:

Distribution of dividend and capital return	Cents per share	Total $ million
Special dividend	6.4	20.0
Capital return	28.9	89.7
Total distribution to BPG Shareholders	**35.3**	**109.7**
Distributed as:		
Units in the Trust	33.8	105.0
Cash	1.5	4.7
Total	**35.3**	**109.7**

Source: BPG management

As a result of these transactions, the current BPG Shareholders will become the owners of 100 percent of the units in the Trust in the same proportion as their ownership in BPG. The ownership interest of BPG Shareholders in BPG will not change.

Following the issue of the units in the Trust to BPG Shareholders, the shares in BPG and the units in the Trust will be stapled on a one-for-one basis. This stapling does not require BPG Shareholder approval as it is allowed under the constitution of BPG.

1.2 New Issue

Should the Proposed Stapling proceed, the stapled group proposes to offer new stapled securities to the public (including existing BPG Shareholders) with a view to raising approximately $183 million of new equity capital. The New Issue requires BPG Shareholder approval under ASX Listing Rule 7.1, as it will result in BPG issuing more than 15 percent of its issued capital in a 12 month period.

Of the amount to be raised, approximately $171 million will be used by the Trust to invest in a diverse range of property assets. These acquisitions will be made by the Trust through the purchase of new units in Becton Diversified Property Fund ("BDPF"), an existing unlisted public property fund which is currently managed by Becton Investment Management. In turn, BDPF will acquire existing units in the various single property trusts ("Syndicates") and existing and new units in the three sector property trusts (the "Sector Trusts"), namely:

- Becton Industrial Property Trust ("BIPT");
- Becton Office Property Trust ("BOPT"); and
- Becton Retail Property Trust ("BRPT").

The Sector Trusts and Syndicates are managed by Becton Investment Management.

The remaining amount of approximately $12 million to be raised through the New Issue will be used to pay transaction costs associated with both the Proposed Stapling and the New Issue.

On completion of the Proposed Stapling and New Issue, the stapled shares and units will trade on the ASX as if they are one security. The stapled entity will be known as "Becton Property Group".

1.3 Management Shareholders Selldown

At the same time as the New Issue, some BPG directors and BPG management intend to sell down part of their investments in the stapled group. Approximately $47 million will be paid to certain BPG directors and management in consideration for their disposal of approximately 88 million stapled securities in the stapled entity. The ownership interest of all BPG directors and management in the stapled group will reduce from approximately 77 percent to approximately 23 percent.

1.4 Proposed stapled group structure

The following chart shows an abbreviated corporate group structure including BPG and the Trust before and after the implementation of the Proposed Stapling and New Issue:


1. Existing position
Shareholders
100% ownership
The Company
100% ownership
100% ownership
Becton Investment Management
The Trust
Non operating
Management (no ownership)
Syndicates
Sector Funds
BPDF
2. After the Proposed Stapling and Capital Raising
Stapled Securityholders
100% ownership
The Company
Stapled Group
The Trust
100% ownership
Becton Investment Management
Investment
Management (no ownership)
BPDF
Investment
Syndicates
Sector Funds

Source: BPG management

The above diagram does not separately show BPG's development and construction, retirement or holiday club ownership businesses individually, as they are represented by "The Company".

As the chart indicates, the stapled group will, following the implementation of the Proposed Stapling and New Issue, hold investments in a range of property assets through investments in the Syndicates, the Sector Trusts and BDPF.

1.5 Share consolidation

Immediately after the Annual General Meeting ("AGM"), but prior to the Proposed Stapling, BPG proposes to consolidate four ordinary shares into one ordinary share ("Share Consolidation"). The Share Consolidation requires BPG Shareholder approval but does not impact the underlying operations of BPG or the percentage interest of each BPG Shareholder.

The Share Consolidation will affect many of the calculations presented in this Report. For comparison purposes, numbers of shares, units and stapled securities and financial amounts (such as dividends per share) are set out in this Report as if the Share Consolidation will not occur. If the Share Consolidation occurs, all numbers of securities shown will be divided by four and all financial amounts shown on a per security basis should be multiplied by four. Therefore there will be no impact on the interests of BPG Shareholders.

1.6 Directors' rationale for the Proposed Stapling

This Section sets out a summary of the rationale of the directors of BPG for the Proposed Stapling.

Historically, BPG has been, predominantly, a property development, construction and property funds management company. Based on the 2006 financial year, approximately 66 percent of BPG's EBIT before corporate overhead costs was derived from Becton Construction. As depicted in the following diagram, BPG's earnings in relation to Becton Construction have been volatile, due largely to the cyclical nature of its development and construction business:


Earnings of BPG's development and construction business
25,000
20,000
15,000
10,000
5,000
0
$000s
2000
2001
2002
2003
2004
2005
2006

Source: BPG management. "Earnings" refers to earnings before interest and tax. Earnings in 2005 were affected by the accounting for the restructure of BPG in June 2005, which decreased the earnings of the development and construction business by approximately $6 million. This amount is not included above. For the purposes of preparing the above chart, corporate overheads have been allocated entirely to the development and construction business.

The directors of BPG have been acutely aware of the size and volatility of BPG's construction business and the impact of it on consolidated earnings. Since late 1999, the directors of BPG have been following a strategy of diversification with the objective of increasing the proportion of earnings from other sources, particularly its funds management and retirement businesses, to smooth the earnings from development and construction and reduce the volatility of group earnings.

In line with the above strategy, the directors of BPG believe that the Proposed Stapling will provide BPG with the ability to further diversify and de-risk the Company's earnings profile by providing it the opportunity to earn rental income from property asset ownership.

BPG comprises a number of business units, all involved in activities in different sectors of the property industry. Although BPG has significant involvement in the property industry, it does not have passive ownership interests in property assets at present. Its particular activities in industry sectors such as development and construction and retirement living, offer significant opportunities for BPG to earn returns from passive ownership interests in these types of assets, if structured appropriately. The directors of BPG have determined that a stapled structure is the most appropriate structure to capitalise on these opportunities.

BPG's further expansion and growth has been constrained to some extent by its inability to access sufficient equity and limits on accessing loan funding. A larger property asset base could be offered as security for loan funding and would assist BPG to expand and grow with less constraint.

Prior to the Proposed Stapling, BPG, through Becton Investment Management, earned management fees for the management of all of the property trusts in which the Trust proposes to acquire interests (such management fee income will continue post the Proposed Stapling). In order for the shareholders of BPG to further benefit from the Proposed Stapling, it is necessary for the stapled entity to undertake a New Issue to raise sufficient funding to now acquire interests in those property assets.

A stapled structure with a trust vehicle offers significant opportunities to maximise earnings and cash flow for the stapled group as well as its security holders. In this case, if the net income of the Trust is fully distributed, BPG stapled security holders will receive both a taxed dividend from the Company and a pre tax distribution from the Trust on which they will be liable for tax at their own applicable tax rates.

An additional attraction of a stapled structure is the propensity of the market to place a premium on stapled property groups relative to property developers and contractors.

In relation to the Proposed Stapling, the directors have identified a number of other opportunities to enhance returns to shareholders and increase shareholder value.

Prior to recommending the Proposed Stapling, the board and management of BPG considered a number of alternative strategies to deliver long term shareholder value. These included:

- potential merger with other listed stapled property groups; and
- break up and sale of the business units of BPG.

These strategies were closely considered by the directors of BPG. Each strategy has its attractions and disadvantages. After significant consideration by the directors, the board and management of BPG consider that the Proposed Stapling and New Issue provides the best outcome for shareholders in the current climate.

1.7 Timeline

The indicative timeline for the Proposed Stapling and New Issue is shown below:

AGM to vote on resolutions	Consolidation of securities	Capital Raising period	Share trading in BPG shares ceases	Implementation Date and deferred settlement stapled securities trading commences	Record date	Normal trading in stapled securities commences	Cash component of dividend paid
18 October 2006	After close of business on 18 October 2006	October and November 2006	Close of business on 30 November 2006	1 December 2006	7 December 2006	12 December 2006	22 December 2006

Each key step in the indicative time line is explained below:

Annual General Meeting

BPG Shareholders will be required to vote on a number of resolutions, at the AGM, that are set out in the Notice of Meeting. Resolution 9: *Approval of Capital Reduction to facilitate Stapling* is conditional upon resolution 10: *Approval of New Issue of Stapled Securities* being passed.

Consolidation of shares

A consolidation of each four ordinary shares in BPG into one share will occur after the close of trading on the date of the AGM. The share consolidation is the subject of a separate resolution, and if passed, will occur regardless of whether or not the Proposed Restructure proceeds. The consolidated shares will participate in the Proposed Stapling.

Capital Raising period

The Capital Raising (comprising the New Issue and Management Shareholder Selldown) involves a proposed issue of approximately $183 million worth of new stapled securities and a sell down by certain BPG directors and management shareholders of a portion of their Stapled Securities. The New Issue will be undertaken through the issue of a prospectus/product disclosure statement.

Share trading of BPG shares ceases

The last day that shares in BPG can be traded on the ASX is expected to be 30 November 2006.

Deferred settlement trading commences

The trading on the ASX of the deferred settlement securities (ex-special dividend and ex capital return) is expected to commence on 1 December 2006.

Implementation Date

1 December 2006 is the date on which the following occurs:

- Non-cash component of special dividend and return of capital paid by distributing units in the Trust to BPG Shareholders
- BPG shares and units stapled
- New stapled securities allotted and sell-down stapled securities transferred

Record date

The date for determining entitlement to participate in the Proposed Stapling is expected to be 7 December 2006.

Normal trading in stapled securities

The date on which the stapled securities commence normal trading on the ASX is expected to be on 12 December 2006.

Cash component of dividend paid

The 1.5 cents cash component of the special dividend is expected to be paid on 22 December 2006.

1.8 Conditions precedent

Implementation of the Proposed Stapling is subject to certain key conditions, including the:

- Approval by BPG Shareholders of the Capital Reduction;
- Certain regulatory approvals; and
- Approval by the ASX for admission and quotation of the stapled securities of BPG.

The New Issue and Proposed Stapling are conditional on the Capital Reduction being approved by BPG Shareholders. If the Capital Reduction is not approved the following will not proceed:

- The Proposed Stapling
- The New Issue; and
- The shares of BPG will continue to trade on the ASX.

BPG will have incurred costs of approximately $3.2 million.

2. Scope of the report

2.1 Resolutions considered under this Report

The Notice of meeting for the AGM sets out the resolutions to be considered and voted upon by BPG Shareholders. Some of the resolutions are inter-conditional. The implementation of the Proposed Stapling is conditional upon approval of the Capital Reduction (resolution 9) and approval of the New Issue (resolution 10). Should the Capital Reduction and the New Issue not be approved, the Proposed Stapling will not proceed and the New Issue will not proceed.

In accordance with the requirements for this Report as set on in Section 2.2 below, Ernst & Young Transaction Advisory Services is specifically required to provide an opinion on the Proposed Stapling, as opposed to the Proposed Restructure as a whole. There is no specific resolution that relates to the Proposed Stapling. However, resolution 9 relates to the approval for the Capital Reduction which is an essential step for the Proposed Stapling. Accordingly, the Proposed Stapling is conditional on (amongst other things) resolution 9 being approved.

Our basis of evaluation is outlined in Section 2.5.

2.2 Report requirements

There is no legal requirement for an independent expert's report to be prepared in respect of the Proposed Stapling. However, the directors of BPG have requested Ernst & Young Transaction Advisory Services to prepare this Report for BPG Shareholders to assist them in assessing the merits of the Proposed Stapling.

This Report sets out the opinion of Ernst & Young Transaction Advisory Services as to whether the Proposed Stapling is in the best interests of BPG Shareholders.

Ernst & Young Transaction Advisory Services has not been commissioned to provide an opinion on the value of the Sector Trusts, Syndicates or BDPF.

2.3 Foreign shareholders

Approximately 0.77 percent of BPG Shareholders are not residents of Australia or New Zealand. For foreign shareholders where there is a likelihood of an adverse foreign regulatory outcome, units will not be issued. If the Proposed Stapling proceeds, these foreign shareholder will have their shares in BPG transferred to a nominee entity immediately prior to the Proposed Stapling. On completion of the Proposed Stapling, the nominee entity will dispose of the relevant stapled securities (as part of the Capital Raising or on market). The proceeds of sale (the average net selling price of all stapled securities sold in this way less transaction costs) will be paid to the foreign shareholder.

The conclusion set out in this Report is based on the outcome of the Proposed Stapling for BPG Shareholders that are residents of Australia or New Zealand.

2.4 Meaning of "in the best interests"

ASIC Policy Statement 74 defines "fair and reasonable" in the context of acquisitions agreed to by shareholders under Section 611 of the Corporations Act and is the Policy Statement often used by independent experts when considering Schemes of Arrangement (unless the Scheme is comparable to a takeover). Policy Statement 74 states that "fair and reasonable" should be judged in all the circumstances of the proposal and the report must compare the likely advantages and disadvantages for the non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not. Comparing the value of the securities to be acquired under the proposal and the value of the consideration to be paid is only one element of this assessment.

There is no legal definition of the term "in the best interests". In preparing this Report, Ernst & Young Transaction Advisory Services has had regard to relevant policy statements issued by the Australian Securities & Investments Commission ("ASIC"), with particular reference to ASIC Policy Statements 74 and 75.

ASIC Policy Statement 75 establishes certain guidelines in respect of independent experts' reports prepared for the purposes of the Corporations Act. ASIC Policy Statement 75 is framed largely in relation to reports prepared pursuant to Section 640 of the Corporations Act and comments on the meaning of "fair and reasonable" in the context of a takeover offer. ASIC Policy Statement 75 implies that "fair and reasonable" should be taken as a reference to "in the best interests of members".

Ernst & Young Transaction Advisory Services considers the most appropriate approach in forming its opinion in relation to whether or not the Proposed Stapling is in the best interests of BPG Shareholders is to:

- consider all factors relevant to the Proposed Stapling, both quantitative and qualitative;
- form a view as to whether BPG Shareholders are likely to be better off if the Proposed Stapling is implemented than if it is not, having regard to all of the advantages and disadvantages of the Proposed Stapling; and
- consider other alternatives available to shareholders.

2.5 Basis of evaluation

In assessing whether the Proposed Stapling is in the best interests of shareholders, Ernst & Young Transaction Advisory Services has considered two aspects:

- the impact on BPG Shareholders of the receipt of a fully franked dividend and capital return settled in large part by way of issue of units in the Trust, including a comparison between the value of units acquired by BPG Shareholders and the value of consideration paid by them; and
- an investigation into other significant factors to which BPG Shareholders may give consideration in relation to the Proposed Stapling.

Ernst & Young Transaction Advisory Services notes that it has been requested to consider whether the Proposed Stapling is in the best interests of BPG Shareholders, and not to consider whether the associated New Issue is in the best interests of BPG Shareholders. The implementation of the Proposed Stapling is conditional upon approval of the Capital Reduction (resolution 9) and approval of the New Issue. Should the Capital Reduction not be approved, the Proposed Stapling will not proceed and the New Issue may not be implemented. On this basis, Ernst & Young Transaction Advisory Services has considered both the impact of the Proposed Stapling and the New Issue on BPG Shareholders when assessing the other significant factors to which BPG Shareholders may give consideration.

Ernst & Young Transaction Advisory Services has assessed that in all cases the advantages and disadvantages of rejecting the Proposed Stapling are in the inverse of accepting the proposal. Thus for simplicity Ernst & Young Transaction Advisory Services has set out the significant factors in Section 6.3 only in the context of accepting the Proposed Stapling.

2.6 Use of financial forecasts

In preparing this Report, Ernst & Young Transaction Advisory Services has had regard to BPG management's financial model of projected earnings for BPG and the stapled group ("Financial Model") and Policy Statement 170 *Prospective Financial Information* ("PS 170"). PS 170 relates to the use of prospective financial information in disclosure documents and product disclosure statements. Ernst & Young Transaction Advisory Services notes that PS 170 states that the use of prospective financial information in reports to shareholders prepared by independent experts should clearly set out the scope of the work undertaken by the expert in reviewing that information, and the expert's opinion on the prospective financial information.

The directors of BPG have significant experience in the operation of their business and Ernst & Young Transaction Advisory Services has been informed by the directors of BPG that the Financial Model provided to Ernst & Young Transaction Advisory Services has been prepared using 'best estimate' assumptions, based on past operations and expected future operations, existing at the time of preparation.

Ernst & Young Transaction Advisory Services has not been engaged to undertake an independent review of the Financial Model and has not undertaken such a review. Accordingly, Ernst & Young Transaction Advisory Services does not express an opinion on the reasonableness of the assumptions underlying the Financial Model, or the achievability of the projections.

Ernst & Young Transaction Advisory Services has considered the prospects of BPG and the stapled group, for the purpose of evaluating the Proposed Stapling. Accordingly, during the course of evaluating the Proposed Stapling, Ernst & Young Transaction Advisory Services has undertaken a limited review of the Financial Model. The scope of Ernst & Young Transaction Advisory Services' review, in this regard, comprised the following procedures:

- Obtaining details of the key underlying assumptions, including cash flow forecasts relating to the underlying properties to be indirectly acquired by the Trust;
- Discussions with BPG management regarding the basis on which the assumptions have been formulated;

- Comparison of the key underlying assumptions (regarding such matters as revenue, distributions, dividends, unit prices, gearing levels and net tangible assets) to past results, as well as considering existing trends experienced by BPG;
- Consideration of key assumptions in the light of industry analysis; and
- Discussions with BPG management on likely prospects for BPG and the stapled group.

Ernst & Young Transaction Advisory Services notes that PricewaterhouseCoopers has been engaged by BPG to review the financial forecasts (which are derived by the Financial Model) included in Section 10 of the Explanatory Memorandum. An Investigating Accountant's Report from PricewaterhouseCoopers has been included in Section 10 of the Explanatory Memorandum.

Ernst & Young Transaction Advisory Services expresses no opinion as to the overall accuracy and reliability of the Financial Model and does not warrant the achievability of the financial projections therein.

2.7 Review of property valuations

The units to be acquired by BDPF in the Sector Trusts and the Syndicates are to be acquired at market values supported by property valuations prepared by external valuers. Ernst & Young Transaction Advisory Services has had access to the property valuations and the valuation of the units in the Sector Trusts undertaken for BPG. Ernst & Young Transaction Advisory Services has reviewed the property valuations to confirm that there are no issues or anomalies within the valuations that would materially impact on the value of the property investments in the pro-forma financial position of the stapled group in Section 4.5.

Our review procedure of the property valuations included a general review and assessment of the methodologies and discount and capitalisation rates underlying the valuations, on a sample basis. Ernst & Young Transaction Advisory Services has ensured that the valuer when undertaking each of these valuations has specifically reported the current market value as at 30 June 2006 and has reflected the following factors when arriving at the valuation:

- Property valuation and book value;
- Lease expiry profile;
- Vacancy and incentive allowances;
- Capital expenditure budgets;
- Discount rates;
- Capitalisation rates; and
- GST and the possible impacts on future rental income.

The property valuations adopted either two or three methodologies (including discounted cash flow, future maintainable earnings and comparable transactions) which materially reconciled.

Our review procedure of the valuations of the units in the Sector Trusts included a general review and assessment of the methodologies and the underlying key assumptions. The valuations of the units were undertaken using the net assets method and based on the adjusted net tangible assets of the respective trusts. The adjusted net tangible assets included the market values of the properties determined by the property valuers, as discussed above. The valuer also considered the reasonableness of the premium to the adjusted net tangible asset value of the respective trusts.

Based on our reviews, no issues or anomalies came to our attention which would cause us to believe that the property and unit valuations are not a reasonable assessment of the value of the units to be acquired by the Trust through BDPF. It is not in the scope of this report to provide an opinion on the value of the units of the Sector Trusts, Syndicates or BDPF.

2.8 Shareholder's decision

This report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of the shareholders of BPG. The decision to accept or reject the Proposed Stapling is a matter for individual shareholders. BPG Shareholders should consider the advice in the context of their own circumstances and preferences. BPG Shareholders who are in doubt as to the action they should take in relation to the Proposed Stapling should consult their own professional adviser.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 to this report.

3. Profile of the listed property trust sector

Should the Proposed Stapling and associated New Issue proceed, the stapled entity's operations will include investment in a number of property trusts. This section of the report sets out background information in relation to the Australian funds management and property trust sector.

3.1 Funds management industry

Since the 1980's the Australian funds management industry has experienced a period of substantial investment inflows. Contributing factors to the flow of capital into managed funds include:

- The introduction of compulsory superannuation;
- An ageing population with increasing levels of retirement savings outside superannuation;
- The strength of the Australian economy in the 1980's and again in the mid 1990's to now; and
- High stock market returns and the reinvestment of returns.

The funds management industry has grown significantly over the past 15 years to become one of the most significant and dynamic components of the Australian financial services sector. According to the Reserve Bank of Australia ("RBA"), total funds under management ("FUM") in superannuation funds, cash management trusts, public unit trusts, common funds and friendly societies has grown from $201 billion in 1990 to over $1,000 billion as at March 2006.[1]

A significant amount of funds under management is held in property assets. As an indication of its relative importance, the market capitalisation of all listed property trusts on the ASX as at 30 June 2006 was $104.2 billion.[2]

Property investment via the funds management industry provides certain attractions to investors including:

- Diversification benefits to an investor's portfolio including lower capital volatility;
- Opportunities to invest in real estate with liquidity;
- An annuity style income stream; and
- Higher relative yields in times of lower interest rates.

3.2 Listed property trusts

Listed property trusts ("LPTs") are the largest medium for investors to access real property investments, accounting for nearly ten percent of the total market capitalisation of the ASX All Ordinaries Index.[3]

[1] Sourced from www.rba.gov.au

[2] EYGlobal REIT Report - 2006, unpublished

[3] Citigroup "Listed Property Trusts – 13 October 2005".

The sector has experienced significant growth over the past decade, with the benchmark S&P/ASX 300 Property Index reaching a market capitalisation of approximately $98 billion as at 31March 2006. The following chart shows the growth in the S&P/ASX 300 Property Index between 2000 and 2005 as measured by its market capitalisation as at 31 December of each year.


Listed property trusts
LPT market capitalisation
Market capitalisation ($m)
120,000
100,000
80,000
60,000
40,000
20,000
-
2000
2001
2002
2003
2004
2005

Source: IBIS and Bloomberg.

LPTs allow investment in a diversified and professionally managed real estate portfolio and provide investors with exposure to the value of real estate owned by the trust in addition to regular rental income generated by the properties.

There are currently over 60 property trusts listed on the ASX. The sectors across which LPTs invest include:

- Retail - shopping centres, malls, cinemas, and other shopping related real estate;
- Commercial – generally medium to large scale office buildings;
- Industrial – warehouses, factories and industrial parks;
- Hotel and leisure – accommodation assets, 4 to 5 star properties and theme parks; and
- Diversified – a mixture of the above.

Regular rental income streams are a common feature of LPTs with most yielding between 6 percent and 10 percent, according to the ASX. Because LPTs often invest in relatively stable non-residential real estate assets, the price volatility of property trusts tend to be lower than for shares.

Generally, LPTs provide the following benefits to investors:

- Regular income through exposure to real estate assets;
- Diversification into various property sectors;
- Returns from income and capital appreciation;
- Tax deferral for part of the generated income stream (investors may not have to pay tax on the tax deferred portion of the income until their interest in the LPT is sold); and
- Capital stability with relatively low volatility.

LPTs typically adopt one of the following two structures:

- Stand-alone trusts, which provide exposure solely to the underlying real estate portfolio held by the trust; or
- Stapled securities, which provide exposure to active businesses such as a funds management and/or property development company, in addition to a real estate portfolio.

A stapled security provides investors with two or more securities which are bound together through a single investment vehicle, typically consisting of one trust unit and one share in an associated funds management company. Stapling of the securities means they are not able to be traded individually. In most cases, the trust owns the real estate portfolio while the associated company undertakes the funds management and/or development functions.

Approximately 40 percent of the property trusts listed on the ASX are stapled to an operating company.[4] In terms of market capitalisation, stapled securities account for approximately 80 percent of ASX listed LPTs.[5]

3.3 Unlisted property trusts

The substantial growth in recent years demonstrated by the general funds management industry and the listed property trust sector has been replicated by the unlisted property syndicate market. According to Property Investment Research Pty Ltd ("PIR") the unlisted property trust sector holds approximately $17 billion of funds under management.[6]

Recent growth in unlisted property trusts has largely been the result of:

- Improved liquidity of selected trusts flowing from increased acceptance and greater interest by investors;
- Growth and diversity of trust assets by type and location;
- Investors seeking investment exposure in property assets;
- Relative changes in the cost of capital associated with property revaluation infrastructure; and
- The continuation of low interest rates, resulting in yields that are attractive to investors compared to other investments.

The top 10 unlisted property fund managers collectively control more than 65 percent of the unlisted sector. They are responsible for property assets totalling $11.4 billion as reflected in the table below:

[4] www.asx.com.au.

[5] www.asx.com.au, Bloomberg as at 30 August 2006.

[6] PIR "Unlisted Property Funds Review" May 2006

Fund	2005 Ranking	FUM $ million	Percentage of sector %
Centro Properties	1	4,490	26.2
SAI Teys McMahon	2	1,390	7.2
Cromwell	3	970	5.4
Multiplex Capital	4	760	4.4
Macquarie Direct	5	700	4.1
Australian Unity	6	680	4.0
Investa	7	650	3.8
Becton	8	630	3.7
MFS	9	630	3.7
Westpac	10	510	3.0
Total		**11,410**	**65.6**

Source: PIR 2006 Unlisted Property Funds Review

PIR has categorised the unlisted property trusts rolled together by Macquarie in January 2006 in Macquarie Direct. PIR is of the opinion that this is a hybrid fund rather than an unlisted property fund. Therefore from 1 January 2006, Macquarie Direct had $477 million of funds under management in the unlisted property funds sector.

4. Profile of BPG

4.1 History

BPG commenced operations as a commercial property development and construction company in 1976. In the early 1990's, BPG diversified its operations to include residential projects. In 1999 and 2000, Becton established three new businesses involved in property funds management, retirement village ownership and management, and holiday ownership club management, in addition to its core development and construction business.

In 2005 BPG underwent a restructure whereby BPG acquired all of the shares in Becton Pty Limited, through the issue of 208 million shares and raised approximately $55 million through a capital raising. BPG first listed on the ASX on 8 July 2005. As a result of the restructure, it is difficult to compare the financial results for the 2006 financial year with those of prior years.

4.2 Business operations

This section sets out a high level summary of the current business operations of BPG. Shareholders should refer to Section 8 of the Explanatory Memorandum for further details of BPG's activities.

The current operating structure of BPG is shown in the following diagram:


Becton Property Group Limited
Becton Pty Ltd
Becton Group Holdings Trust
Becton Construction Services Trust
Becton Living Group of Companies
Becton Resort Developments Pty Ltd
Becton Investment Mgt Group of Companies
50%
APVC Group

Source: BPG management. Note this diagram only includes significant Becton entities.

A summary of each of the operating divisions is as follows:

4.2.1 Becton Construction

Becton Construction Services Trust ("Becton Construction") operates the property and construction business. For each construction and development project, Becton Construction establishes a separate entity. Upon completion of a project, properties are sold to third parties, Becton Investment Management or the Becton Living Group of companies. For 30 years, Becton Construction has been involved in the development of numerous commercial properties and medium density residential developments, hotels and student accommodation, primarily in and around inner-city Melbourne.

4.2.2 Becton Living

Becton Living Group of companies ("Becton Living"), incorporating Classic Residences, is a retirement village ownership and management business owning three retirement properties (two in Melbourne and one in Sydney). Becton Living provides resort style apartment living for the over 55's market and currently managed 697 residences as at 30 June 2006. Becton Living's income is derived predominantly through deferred management fees paid by residents for the retirement properties

4.2.3 Becton Resorts

Becton Resort Developments Pty Limited ("Becton Resorts") holds 50 percent ownership of Accor Premiere Vacation Club ("APVC"), a holiday ownership club manager which currently has over 15,000 members. APVC operates a points based timeshare program with properties located across Australia and in Queenstown in New Zealand.

4.2.4 Becton Investment Management

Established in 1999, Becton Investment Management is a property funds management business which had $814 million in assets under management in unlisted property syndicates and trusts on behalf of over 6,000 investors as at 30 June 2006. It derives income through management fees that are generally based on a percentage of gross revenue of the respective trusts.

The table below details the three Sector Trusts that are currently open for investment by existing and new investors:

Open for investment trusts	Value of property assets managed	Number of properties
BRPT	$154.5 million	14 retail properties
BIPT	$185.9 million	21 industrial properties
BOPT	$96.6 million	5 office properties

Source: BPG management. Value of properties managed is as at 30 June 2006. Subsequent to year end, further properties have been acquired by each of the Sector Trusts. BIML also manages an additional $49.9m in BIDF and BDPF

Each of the Sector Trusts periodically acquire new properties using a mixture of debt and equity.

In addition to the above Sector Trusts, Becton Investment Management manages BDPF. BDPF currently holds investments in each of the three Sector Trusts, plus cash and investments in listed property funds. It is currently a relatively small fund, with approximately $17 million in funds under management.

In addition to the above trusts, BIML also manages a number of closed property syndicates ("Syndicates"). The Syndicates are single property trusts which have a fixed expiry date and which are not open to new investors. A summary of the single property trust and their assets under management are presented in the following table:

Syndicate name	Asset	Value of asset managed $ million
Ampol Roadhouse Property Trust	Ampol Station, Lot 50, Fremantle Rd, Meadow Springs	2.1
AFP Building West Perth Trust	Australian Federal Police Building, Murray Street, Perth	14.0
Subiaco Square Property Trust	Subiaco Square Shopping Centre, Subiaco, Perth	21.2
Veterans' Affairs Building Property Trust	Veterans' Affairs Building, 199 Grenfell Street, Adelaide	10.7
Southlands Property Trust	Southlands Boulevard Shopping and Entertainment Centre, Willetton, WA (50 percent ownership)	37.6
Transport Building Property Trust	Transport Building, 441 Murray Street, Perth	18.4
111 St George's Terrace Property Trust	AXA Centre, 111 St Georges Terrace, Perth	73.0
Energy House Property Trust	Energy House, 18-20 Cavenagh Street, Darwin	17. 4
Havelock House Property Trust	Havelock House, West Perth	22.3
Newcastle Harbourfront Hotel Trust	Crowne Plaza, Newcastle	45.5
226 Greenhill Road Property Trust	AGL Centre, 226 Greenhill Road, Eastwood, Adelaide	19.3
Becton Canberra Property Trust	Walter Turnbull Building, 44 Sydney Avenue, Canberra	46.0
Total		**327.5**

Source: BPG management. Value of assets under management is as at 30 June 2006.

4.3 Capital structure

4.3.1 Ordinary shares

As at 3 July 2006, BPG had 310,506,951 ordinary shares on issue. Approximately 77 percent of shares on issue are held by entities associated with BPG directors and management. The table below summarises the top twenty shareholders as at the date of this Report:

Name of shareholder	Shareholding '000	Shareholding %
Beck Corporation Pty Ltd (Mr Max Beck)	156,912	50.5
Damai Beach Pty Ltd (Mr Hamish Macdonald)	22,564	7.3
Eighth Spirit Pty Ltd (Mr Mark Taylor)	15,079	4.9
Archby Pty Ltd (Mr Paul Briggs)	11,550	3.7
Clevedon Pty Ltd (Mr William J Conn)	11,421	3.7
Dryvale Pty Ltd (Mr Bruno Santi)	10,947	3.5
Roseshep Pty Ltd (Mr Barry Shepherd)	8,320	2.7
JP Morgan Nominees Australia Limited	6,832	2.2
Cogent Nominees Pty Ltd	3,287	1.1
DEG Holdings Pty Ltd	3,000	1.0
National Australia Trustees Limited	2,758	0.9
Manhattan Estate Pty Ltd	2,273	0.7
National Nominees Ltd	2,213	0.7
Anbaume Pty Ltd	2,100	0.7
Austock Brokers Pty Ltd	1,550	0.5
Mr Hamish Eoin Macdonald	1,227	0.4
Ms Rosie Shepherd	807	0.3
Alpha Securities Pte Limited	750	0.2
Sandhurst Trustees Pty Ltd	720	0.2
Monartyk Pty Ltd	571	0.2
Total Top 20 Shareholders	**264,881**	**85.3**
Other Shareholders	45,626	14.7
Total All Shareholders	**310,507**	**100.0**

Source: BPG management. Names in brackets are the names of BPG directors and BPG management to which the entity is associated. The data above was based on analysis of BPG's share register as at 25 November 2005. BPG management has advised that the top twenty shareholders have not changed significantly since 25 November 2005.

Should the Proposed Stapling and New Issue proceed, up to 342 million additional stapled securities (and therefore ordinary shares) will be issued (ignoring the impact of the Share Consolidation). The precise number of stapled securities which will be issued depends upon the price and volume at which the New Issue is undertaken.

4.3.2 Convertible notes

BPG also has 30,769,231 convertible notes on issue which mature in June 2010 ("the 2010 Convertible Notes"). With the exception of 300,000 2010 Notes held by Eighth Spirit Pty Ltd, a company associated with Mark Taylor, no 2010 Convertible Notes are held by BPG directors and management. The 2010 Convertible Notes are listed on the ASX.

The key terms of the 2010 Convertible Notes are as follows:

- Each note has a face value of $0.65;
- Notes are unsecured;
- Interest on the notes is paid at 9.5 percent per annum coupon, paid in arrears on 30 June and 31 December each year;
- Each note is convertible into one ordinary share in BPG on election of the noteholder on 30 June and 31 December each year from 30 June 2007 until maturity; and
- Noteholders may request early conversion or redemption upon the occurrence of certain trigger events, including insolvency events, a change of control in BPG and non payment of a coupon for two consecutive periods.

BPG management has advised that the Proposed Stapling and New Issue are not trigger events for the purposes of the 2010 Convertible Noteholders and that the terms of the 2010 Convertible Notes will be amended if the Share Consolidation proceeds. BPG currently has no options on issue.

4.4 Actual and forecast financial performance

BPG's actual financial performance for the period ended 30 June 2006 and forecast financial performance for the year ended 30 June 2007 has been prepared on the following two bases:

- That BPG continues in its current form ("stand-alone" basis) and does not undertake the Proposed Stapling and New Issue; and
- That the Proposed Stapling New Issue are successful and BPG becomes a stapled group. A summary of BPG's actual and forecast financial performance is shown below:

Statement of financial performance	Actual audited Year ended 30 June 2006 $ million	Stand alone forecast year ending 30 June 2007 $ million	Stapled group forecast year ending 30 June 2007 $ million
Earnings before interest and tax ("EBIT")			
Becton Construction	28.2	22.8	22.8
Becton Living	6.2	8.0	8.0
Becton Resorts [1]	2.4	2.7	2.7
Becton Investment Management	6.2	8.0	11.5
Property investments			13.3
Corporate overheads	(7.5)	(7.0)	(7.0)
Total EBIT	**35.5**	**34.5**	**51.3**
Net interest expense	(5.3)	(6.1)	(11.3)
Net profit before tax ("NPBT")	**30.2**	**28.4**	**40.1**
Income tax expense	(9.8)	(7.7)	(7.7)
Net profit after tax ("NPAT") [2]	**20.4**	**20.7**	**32.3**
Basic earnings per share [3]	8.1	6.7	6.1
Distributions per share (excluding special dividend)	2.5	2.7	3.1

Source: BPG management accounts for the year ended 30 June 2006, BPG management forecasts. [1] *Becton Resorts EBIT is BPG's share of the net income of this joint venture.* [2]*Forecast NPAT for the 2007 financial year for the stapled group is before outside equity interests.* [3] *Basic earnings per share is calculated using weighted shares/securities outstanding at period end (ignoring the impact of the Share Consolidation) and NPAT excluding outside equity interests. Earnings per share for the 2006 financial year is per the audited statutory accounts and therefore includes the net income relating to the change in accounting for retirement village facilities.*

Due to the restructuring of BPG in June 2005, the results for the period ended 30 June 2005 are not comparable to the actual or forecast results disclosed in the above table, so have not been disclosed.

In relation to the above table, Ernst & Young Transaction Advisory Services notes the following:

- The statements of financial performance have been prepared on the basis of Australian equivalents to International Financial Reporting Standards ("AIFRS").
- The actual financial results for the year ended 30 June 2006 include a one-off earnings item relating to a change in the accounting for retirement village facilities arising from the transition to AIFRS. This earnings item amount totalled $6.9 million ($4.5 million after tax). Ernst & Young Transaction Advisory Services has excluded this amount from the above table on the basis that it is non-recurring.
- Becton Resorts' EBIT represents BPG's share of the profit of the APVC joint venture.
- Property investment earnings relate to income of the Trust.
- The increase in earnings of Becton Investment Management as part of a stapled group in the 2007 financial year is a result of the increased fees derived from increased funds under management in the Sector Trusts and reduced manager acquisition related costs.
- Post the Proposed Stapling, the forecast EBIT of BPG and the Trust for the year ending 30 June 2007 is estimated by the directors to be approximately $38.0 million and $13.3 million, respectively.

In relation to the above table, Ernst & Young Transaction Advisory Services notes the significant contribution of Becton Construction to EBIT of BPG before the Proposed Stapling and the proposed impact of the Proposed Stapling, as illustrated in the chart below:


Forecast EBIT (before corporate overhead costs) by business unit before the Proposed Stapling for the year ending 30 June 2007
Becton Investment Management 20%
Becton Resorts 6%
Becton Construction 55%
Becton Living 19%


Forecast EBIT (before corporate overhead costs) by business unit after the Proposed Stapling for the year ending 30 June 2007
Property Investments 19%
Becton Construction 41%
Becton Investment Management 21%
Becton Resorts 5%
Becton Living 14%

Source: BPG management. Forecast EBIT after the proposed stapling for the year ending 30 June 2007 is calculated after outside equity interests.

The Trust will derive passive income from its investment in property assets. This income will essentially represent rental income earned from the underlying properties held by the Sector Trusts and the Syndicates. This income may be considered "recurring" income as it is earned each year. Other "recurring" income earned by BPG includes the funds management income from Becton Investment Management and Becton Living. Income from Becton Construction is not recurring income. Before the Proposed Stapling, approximately 39 percent of BPG's forecast EBIT for the 2007 financial year is recurring. The directors expect that after the Proposed Stapling this percentage will initially increase to 54 percent, as reflected in the chart below:


Profit diversification across selected LPT stapled securities compared to BPG pre and post Proposed Stapling
100%
80%
60%
40%
20%
0%
Percentage of earnings
Recurring
Non-recurring
F'cast 2007 BPG (stand alone)
F'cast 2007 BPG (post Proposed Stapling)
FKP
Australand
Mirvac
Abacus
Stockland
Investa
Centro
Valad
Trinity

Source: Percentages of recurring and non-recurring earnings are sourced from the segment notes of the latest available 2005 audited accounts for all entities, except for BPG, which are sourced from management forecasts. The calculation of 54 percent recurring income for the stapled group is based on forecast income from property investments from 1 December 2006 (Implementation Date) to 30 June 2007.

The above chart reflects the proportion of recurring and non recurring income as forecast for the 2007 financial year for BPG before and after the Proposed Stapling compared to selected listed property securities. Recurring and non recurring income is before corporate overheads, interest expense and taxation.

4.5 Actual and pro-forma financial position

The following table shows BPG's actual financial position as at 30 June 2006, together with a pro-forma financial position showing the position of the stapled group as at 30 June 2006 assuming the Proposed Stapling and New Issue was completed on that date:

Statement of financial position	Notes	Actual audited BPG as at 30 June 2006 $ million	Pro-forma stapled group as at 30 June 2006 $ million
Current assets			
Cash		48.3	44.6
Inventories	1	122.3	122.4
Trade and other receivables		14.7	15.2
Total current assets		**185.3**	**182.2**
Non current assets			
Receivables		17.9	17.9
Property investments	2	282.1	618.8
Property, plant and equipment		1.5	1.5
Intangible assets	3	7.5	7.5
Deferred tax assets		4.3	4.7
Investments accounted for using the equity method	4	11.5	11.5
Total non current assets		**324.7**	**661.9**
Total assets		**510.0**	**844.0**
Current liabilities			
Trade and other payables		(36.4)	(42.3)
Interest bearing liabilities	5	(85.7)	(85.7)
Provisions		(9.1)	(9.1)
Current tax liabilities		(8.1)	(8.1)
Liability to retirement village residents	6	(220.8)	(220.8)
Total current liabilities		**(360.1)**	**(366.0)**
Non current liabilities			
Payables		(0.7)	(0.7)
Interest bearing liabilities	7	(55.7)	(182.7)
Other non current liabilities		(15.3)	(15.3)
Total non current liabilities		**(71.7)**	**(198.7)**
Total liabilities		**(431.8)**	**(564.7)**
Net assets		**78.2**	**279.2**
Net tangible assets		70.7	271.1
Net tangible assets per share/stapled security (cents)	8	23.0	36.5
Gearing (%)	9	32%	36%

Source: BPG audited accounts for year ended 30 June 2006, BPG management forecasts. Some amounts may not add due to rounding.

Notes:

1. Inventories consists of land for redevelopment and improvement (at cost) and projects in progress (at cost).

2. Investment properties include the fair value of retirement village facilities (as determined annually by an independent valuer). The accounting for these facilities has changed under AIFRS. Previously the fair value of these facilities was not reported on the balance sheet of BPG. Under AIFRS, the fair value of the facilities is brought to account with a partially offsetting liability owing to residents also brought to account as a non-current liability (see note 7 below).

3. Intangible assets consist primarily of goodwill.

4. Investments accounted for using the equity method relates primarily to BPG interests in various joint venture entities, including the AVPC joint venture.

5. Current interest bearing liabilities include secured bank loans of $71.1 million and unsecured convertible notes of $12.1 million. The unsecured convertible notes were subsequently (on 3 July 2006) converted into equity or redeemed and are therefore no longer outstanding.

6. This amount represents liabilities to residents in relation to Becton Living retirement village facilities, which are accounted for as investment properties under AIFRS. These liabilities were previously unrecognised.

7. Non current interest bearing liabilities includes $20 million of 2010 Convertible Notes.

8. Net tangible assets per share as at 30 June 2006 has been calculated based on shares outstanding at 30 June 2006 of 307.5 million shares. Net tangible assets per stapled security, assuming the Proposed Restructure was implemented on 30 June 2006, is based on weighted average securities outstanding of 649.7 million and net tangible assets (excluding outside equity interests) of $237 million.

9. Gearing has been calculated to exclude the liabilities owing to retirement village residents.

4.6 Dividend payments and policy

The table below details the dividends declared and/or paid by BPG since its listing in July 2005, together with the forecast dividend for the 2007 financial year on a stand alone basis:

Date paid/payable	Amount (level of franking)
Paid 30 September 2005 (declared May 2005)	7.5 cents per share (100% franked)
Payable 29 September 2006 (declared May 2006)	2.5 cents per share (100% franked)
Forecast dividend for the 2007 financial year	2.7 cents per share (100% franked)

Source: BPG announcements, BPG annual report for the 2006 financial year and the BPG management forecasts. BPG management forecasts are based on an assumed payout ratio of 40 percent of NPAT.

In the prospectus prepared prior to BPG's initial listing on the ASX, the directors stated they intended to payout approximately 35 percent to 50 percent of net profit after tax. The forecast dividend for the 2007 financial year set out above assumes a payout ratio of 40 percent.

Following the Proposed Restructure and New Issue the directors intend to increase the proportion of net profit after tax of BPG paid out to investors to approximately 75 percent. In addition, the directors will distribute 100 percent of the distributable profit of the Trust.

Based on current annual dividend of 2.5 cents, and BPG's share price at 5 September 2006 of $0.53, BPG is currently trading on a yield (excluding franking credits) of 4.7 percent.

4.7 Share price performance

A chart showing BPG's share price and volumes traded on a weekly basis since listing in July 2005 is set out below:


Share price and volume
Volume
Price
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
Volume ('000s)
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Price ($)
29 July 2005
26 August 2005
30 September 2005
28 October 2005
25 November 2005
30 December 2005
27 January 2006
24 February 2006
31 March 2006
28 April 2006
26 May 2006
30 June 2006
28 July 2006
25 August 2006

Source: Bloomberg.
Note: BPG management are unaware of the reason for the large volume traded in the last week of March 2006.

BPG's shares are thinly traded. Over the thirteen months to 31 August 2006, a total of 49.6 million shares were traded, representing approximately 16 percent of the total shares on issue. Thin trading is exacerbated by the large percentage of shares (approximately 77 percent) that are held by entities associated with BPG directors and management.

As at 5 September 2006 the market capitalisation of BPG was approximately $164 million.

5. Profile of the Trust

5.1 Background

The Trust was established in August 2006 and has 310,506,951 units on issue. All of the units are currently owned by BPG. The Trust has been created as the vehicle through which the stapled group will hold its property investments and is currently not active.

5.2 Financial Position after the Proposed Stapling but before the New Issue

The forecast balance sheet of the Trust following the Proposed Stapling, but prior the New Issue is summarised as follows:

Forecast balance sheet of the Trust following the Proposed Stapling	
Assets	
Loans receivable from BPG and BDPF ($ million)	105.0
Net assets ($ million)	**105.0**
Unitholders' funds ($ million)	**105.0**
Units issued ('000)	310,506

Source: BPG management. This table ignores the impact of the Share Consolidation.

Loans receivable comprises a loan to BPG and a loan to BDPF (or related entity of the Trust or BDPF). Prior to the Implementation Date (and therefore prior to the New Issue), the Trust intends to loan funds to BDPF (sourced via BPG from external sources) to enable it to acquire units in BOPT. BOPT will then acquire a 43 percent interest in 111 St George's Terrace Property Trust. Both the loan to BPG and the loan to BDPF by the Trust are unsecured and will attract a commercial rate of interest.

Following the Proposed Stapling, BPG Shareholders will become the owners of all the issued units in the Trust. This will not alter the underlying assets in the Trust.

5.3 Position after the New Issue

Following the New Issue, it is proposed that:

- the loan owing by BPG will be partly repaid;
- the loan owing by BDPF will be repaid through the issue to the Trust of units in BDPF; and
- the Trust will subscribe for new units in BDPF to enable it, in turn, to subscribe for new units in each of the Sector Trusts and acquire further investments in selected Syndicates.

As an immediate consequence of these transactions, BDPF and BOPT will become subsidiaries of the Trust and their financial results will be consolidated into the Trust's financial results.

5.3.1 Acquisition of units

The prices at which the units will be acquired by BDPF are based on external valuations of the units in each of the Sector Trusts and the net tangible assets of the Syndicates (supported by independent valuations of Syndicate properties). A table showing the prices per unit at which the stapled group proposes to acquire its initial interests of new units in the Syndicates and Sector Trusts, together with the initial percentage of ownership in each trust, is set out below:

Name of trust	Acquisition price per unit $	Independent valuation per unit $	Initial percentage ownership percent
BIPT	1.10	1.10	19.5
BOPT	1.04	1.04	74.0
BRPT	1.00	1.00	21.1
AFP Building West Perth Trust	1.65	1.65	15.0
Subiaco Square Property Trust	1.07	1.07	20.3
Southlands Boulevard Property Trust	1.25	1.26	42.1
Transport Building Property Trust	2.35	2.35	40.0
111 St George's Terrace Property Trust	2.03	2.03	42.9
Energy House Property Trust	1.27	1.27	31.2
Havelock House Property Trust	1.14	1.14	22.8
Newcastle Harbourfront Hotel Trust	1.30	1.29	23.9
226 Greenhill Road Property Trust	0.93	0.93	8.4
Becton Canberra Property Trust	1.19	1.19	20.1

Source: BPG management and external valuations

The prices at which existing units in BIPT, BOPT and BRPT will be acquired from unitholders will be at a 5 percent discount to the valuation per unit as reflected in the above table. Of the total investment by the Trust of $171 million in units in the Sector Trusts and Syndicates, $5.7 million will be in relation to acquisitions of existing units that will be at a 5 percent discount.

5.3.2 Overview of proposed portfolio

Following the Proposed Stapling and New Issue, the investment of the Trust in the various Syndicates and Sector Trusts is summarised below:

	BIPT	BOPT	BRPT	Syndicates	Total
Total investment ($ million)	27.7	90.9	18.3	34.0	170.9
Weighted average yield (percent)					7.8%
Weighted average WALE (years)					4.2

Source: BPG management. WALE refers to "weighted average lease expiry". Weighting are based on amounts invested in each Sector Trust and Syndicate. In the above table, the acquisition of part of 111 St Georges Terrace Property Trust is included in investments in Syndicates

According to PIR, the average industry yield for unlisted property trusts for the 2005 financial year was 8.5 percent.[7]

Sector diversification

A chart showing the composition of the proposed portfolio of the Trust, compared the industry average of unlisted property trusts, is set out below:

[7] Property Investment Research, "Unlisted Property Funds Review", dated May 2006


Composition of proposed portfolio of the Trust
Industrial
16%
Other
5%
Retail
16%
Office
63%


Industry average composition of unlisted property trusts
Industrial
11%
Other
11%
Office
34%
Retail
44%

Source: BPG management and PIR, Unlisted Property Funds Review May 2006

The unlisted property trusts have mainly invested in the retail and office sub-sectors, as reflected in the above chart. However, the dominance of Centro Properties is a significant factor behind the heavy weighting to retail assets across the sector.

Geographic diversification

A chart showing the geographic spread (measured by amount invested) of the proposed portfolio of the Trust, compared to the industry average of unlisted property trusts is set out below:


Geographic diversification of the proposed Trust portfolio
ACT
10%
NZ
11%
NSW
26%
WA
23%
NT
6%
QLD
6%
VIC
13%
TAS
0%
SA
5%


Industry average geographic diversification of unlisted property trusts
Offshore
8%
ACT
2%
WA
9%
NSW
28%
VIC
22%
NT
1%
TAS
3%
QLD
22%
SA
5%

Source: BPG management and PIR, Unlisted Property Funds Review May 2006

A significant portion of the Trust's portfolio is to be held in Western Australia, due to the proposed $21.2 million investment in 111 St Georges Terrace Property Trust, which is located in Perth.

Key forecast data

Following the Proposed Stapling and New Issue, key forecast data in relation to the Trust is as follows (note this excludes BPG):

Key forecast data for the Trust following the completion of the Proposed Stapling and New Issue	Period ending 30 June 2007
Net income for the period ($ million) [1]	9.6
Net tangible assets ($ million)	213.6
Number of units on issue (million) [2]	652.7
Distribution per unit (cents)	1.5

Source: BPG management. [1] *This represents forecast net income between the Implementation Date of 1 December 2006 and 30 June 2007 and therefore does not represent a full year's result. Net income is after outside equity interests.* [2] *The precise number of units which will be issued depends upon the price at which stapled securities are issued under the New Issue. The figures above assume a total of approximately 342.2 million additional units are issued.*

The above forecast data has been extracted from the Financial Model that has been prepared on the basis of a number of assumptions. These assumptions are detailed in Section 9 of the Explanatory Memorandum.

The directors expect distributions to be as follows after the Proposed Stapling:

- a payout ratio of 100 percent of the Trust's distributable income; and
- a payout ratio of 75 percent of the Company's NPAT (before investment property revaluations).

6. Evaluation of the Proposed Stapling

6.1 Approach

As discussed in Section 2.5, in forming our opinion as to whether the Proposed Stapling is in the best interests of BPG Shareholders, Ernst & Young Transaction Advisory Services has considered two aspects:

- the impact on BPG Shareholders of the receipt of a fully franked dividend and capital return settled in part by way of issue of units in the Trust, including a comparison between the value of units acquired by BPG Shareholders and the value of consideration paid.

  In undertaking this comparison Ernst & Young Transaction Advisory Services has considered only the impact of the Proposed Stapling, because the precise impact of the proposed New Issue on the Trust (in terms of the number of units to be issued) is at this stage unknown.

- an investigation into other significant factors to which BPG Shareholders may give consideration in relation to the Proposed Stapling.

  Ernst & Young Transaction Advisory Services notes that it has been requested only to consider whether the Proposed Stapling, and not the associated Capital Raising, is in the best interests of BPG Shareholders. However, many of the perceived benefits of the Proposed Stapling flow from the Capital Raising (comprising both the New Issue and Management Shareholder Selldown). On this basis, when assessing the other significant factors to which BPG Shareholders may give consideration, Ernst & Young Transaction Advisory Services has considered both the impact of the Proposed Stapling and the Capital Raising on BPG Shareholders.

6.2 Comparison of units acquired with consideration paid

Ernst & Young Transaction Advisory Services has compared the value of the consideration paid by BPG Shareholders (i.e. the special dividend and capital return *in specie*) to the value of what is being acquired by BPG Shareholders (i.e. the units in the Trust). Ernst & Young Transaction Advisory Services has undertaken this analysis ignoring the impact of the New Issue to focus solely on the Proposed Stapling.

As set out in Section 1.1, under the Proposed Stapling, BPG will distribute to BPG Shareholders all of the units in the Trust, in satisfaction of part of the special dividend and the entire capital return. As a result, BPG Shareholders will own the same number of units in the Trust as they owned in the Company on the stapling record date.

The total amount per share paid to BPG Shareholders via an *in specie* distribution of units in the Trust is 33.8 cents. This amount represents the implied consideration paid by BPG Shareholders for units in the Trust.

Ernst & Young Transaction Advisory Services has compared this amount with the value of the units in the Trust to be acquired by BPG Shareholders. In order to value the units in the Trust, Ernst & Young Transaction Advisory Services has considered a number of valuation methodologies. These valuation methodologies are discussed in more detail in Appendix 2. Having regard to the non-operating status of the Trust, and the nature of its assets and liabilities, Ernst & Young Transaction Advisory Services has valued the Trust on the basis of its net tangible assets.

Prior to the New Issue, the net tangible assets of the Trust comprise only loan receivables owing from BPG and BDPF (or a related entity of the Trust or BDPF). For the purposes of the valuation, Ernst & Young Transaction Advisory Services has assumed that these loans will be repaid. Ernst & Young Transaction Advisory Services has, therefore, adopted the book value of the loans as a proxy for their fair market value.

Ernst & Young Transaction Advisory Services has, therefore, valued the units in the Trust, prior to the New Issue, as follows:

Value of units in the Trust immediately prior to the Implementation Date	
Value of loans from related entities (BPG and BDPF) ($ million)	$105.0
Units on issue ('000)	310,507
Value per unit (cents)	33.8 cents

From the above, the consideration paid by BPG Shareholders of 33.8 cents is equal to the value of the units acquired in the Trust.

Ignoring transaction costs (which are discussed further below), the Proposed Stapling is value neutral to BPG Shareholders as BPG Shareholders are simply splitting their current investment into two parts, a share in BPG and a unit in the newly formed Trust.

6.3 Other significant factors

In this section, Ernst & Young Transaction Advisory Services has considered a number of other key factors which BPG Shareholders should consider before deciding to accept or reject the Capital Reduction and hence the Proposed Stapling.

6.3.1 Impact of the Capital Raising

Should BPG Shareholders vote to accept the Capital Reduction and hence the Proposed Stapling, BPG intends to immediately undertake a Capital Raising (comprising a New Issue and Management Shareholder Selldown). Accordingly, BPG Shareholders should be aware of the actual and potential impact of the Capital Raising on BPG Shareholders, BPG and the stapled group.

Many of the benefits of the Proposed Stapling are intertwined with the benefits brought about by the Capital Raising. In this section Ernst & Young Transaction Advisory Services has, where appropriate, highlighted the benefits of the Capital Raising where they are directly relevant to the Proposed Stapling and hence the shareholders of BPG.

Increase in liquidity and free float

The proposed Capital Raising involves the issue of new stapled securities by the stapled group and the sale of a portion of stapled securities owned by BPG directors and management. Approximately $183 million will flow to the stapled group. In addition, approximately $47 million will be raised in conjunction with the New Issue and paid to BPG directors and management shareholders in consideration for the sale of their stapled securities.

The proposed New Issue is to be underwritten and therefore the amount of funds to be raised, based on number of securities, is committed within the underwriting agreement. However, at this point in time the price at which the stapled securities will be issued, and the precise number of stapled securities which will be issued, is unknown. However, based on BPG management's forecasts:

- the New Issue will have the effect of increasing the number of securities that will be available for trade on the ASX from approximately 310 million to approximately 653 million securities. The significant increase in number of securities available for trade on the ASX is based on the assumption that there is full take up by investors and the underwriter does not have to subscribe for a large proportion of the securities;
- the New Issue will increase net assets by at least $171 million (calculated as $183 million less transaction costs of $12 million); and
- the Capital Raising (comprising both the New Issue and the Management Shareholder Selldown) will have the effect of reducing the ownership interest of BPG directors and management in the stapled group from approximately 77 percent to approximately 23 percent.

On the assumption that the New Issue is fully subscribed by investors and not taken up by the underwriter, the increase in the number of stapled securities on issue together with the increase in the available free float of securities (i.e. those securities not held by BPG management) will significantly increase the liquidity of securities in BPG.

The impact of the Proposed Stapling, when including the Capital Raising, on the liquidity of the securities, and the consequent impact on investor interest, is difficult to predict with any confidence. However, in our view, there is likely to be a positive effect for BPG Shareholders of increased liquidity, including a deeper market for stapled securities and potentially increased institutional interest in the stapled group.

Increase in size and net tangible assets

On completion of the New Issue, the stapled group will have an additional amount of $171 million of equity available for investment in property assets. This will, initially, increase the market capitalisation of the stapled group by $171 million and also increase its net tangible assets. Section 4.5 of this Report sets out the pro-forma forecast net tangible assets of the stapled group following the New Issue.

In recent years, it appears that property trust entities with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep market for their shares and their relative importance to the performance of the market as a whole.

In addition, the stapled group's investment in BDPF (and therefore the Sector Trusts and Syndicates) will increase the stapled entity's ability to raise debt funding because of the larger asset base of the stapled group compared to BPG's current asset position. This will enable BPG to continue to grow and acquire further property assets.

The ongoing effect of the Proposed Stapling and consequent New Issue on the size of BPG and the possible impact on investor interest, is difficult to predict with any confidence. However, in our view, there is likely to be a positive effect on investor and institutional interest resulting from the increase in BPG's size.

Increase in total forecast distributions

The stapled group intends to use the majority of the funds raised through the New Issue to enable the Trust to acquire units in the Sector Trusts and Syndicates. These acquisitions will be made through BDPF. As a result of these acquisitions, the Trust will earn income and distribute its income to stapled security holders.

The directors of BPG have forecast that Trust distributions in the 2007 financial year will be 1.5 cents per stapled security. These distributions would not be received by BPG Shareholders if BPG continued in its existing form. A chart setting out the forecast dividend for BPG on a stand alone basis for the year ending 30 June 2007 compared with the forecast total distribution of the stapled group for the same period is set out below:

Actual and forecast distributions (excluding special dividend paid in cash)


Cents
3.5
3
2.5
2
1.5
1
0.5
0
Total distribution 3.1 cents
Trust distribution 1.5 cents
Actual dividend for 2006 financial year
Forecast BPG dividend for 2007 financial year on a stand alone basis
Forecast distribution for 2007 financial year for stapled group

Source: BPG management forecasts and 2006 financial statements. Note: the forecast distribution for the 2007 financial year for the stapled group does not include the special dividend.

In order to be able to compare the dividends/distributions on a like for like basis, the forecast distribution for 2007 for the stapled group does not include the special dividend payable under the Proposed Stapling. Ernst & Young Transaction Advisory Services has excluded the special dividend in our analysis in order to assess the level of "normalised" dividends/distributions BPG Shareholders can expect as a result of the Proposed Stapling.

If the Proposed Stapling and New Issue proceed, the distributions for the 2007 financial year are expected to increase to 3.1 cents per stapled security, compared to:

- the actual distributions for the 2006 financial year of 2.5 cents per share (excluding the special dividend); and
- the stand alone forecast for the 2007 financial year of 2.7 cents per share.

Ernst & Young Transaction Advisory Services notes that the 3.1 cents per stapled security reflects only part of a year's income of the Trust from 1 December 2006 to 30 June 2007.

6.3.2 Tax considerations

Should the Proposed Stapling and New Issue be implemented, existing BPG Shareholders will receive two forms of income from their investment:

- Dividends paid by BPG; and
- Distributions paid by the Trust.

The Trust is not a tax paying entity. Rather, it is anticipated the Trust will be a "flow-through" entity for tax purposes, such that stapled security holders will generally be liable for tax, at their marginal tax rates, on their share of the Trust's net income which will be pre-tax.

In contrast, income earned by BPG attracts corporate tax. Any tax paid by BPG creates franking credits which can be passed to stapled security holders through the payment of franked dividends. This will not alter following the Proposed Stapling.

Because the Trust will be a "flow-through" entity, the distributions received by stapled security holders will retain the character that the receipt had in the hands of the Trust. This gives stapled security holders the flexibility to structure their personal tax affairs in the most efficient manner possible.

Further, Trust distributions will include tax deferred distributions. These are distributions associated with favourable tax timing differences that arise when the taxable income of the Trust is less than its accounting income. This enables stapled security holders to also obtain a timing benefit in relation to the timing of the payment of tax on such amounts (until such time as the total tax deferred income distribution exceeds their cost base in the unit component of their stapled security, or they dispose of their stapled security).

This is a summary of the taxation consequences for stapled security holders. BPG Shareholders should refer to the report of PricewaterhouseCoopers in Section 12 of the Explanatory Memorandum for further information on the tax treatment of tax efficient distributions paid by the Trust.

6.3.3 More efficient operating structure

Following the implementation of the Proposed Stapling and the New Issue, the stapled group will undertake its activities through BPG and the Trust. As discussed above, the Trust is not a tax paying entity. The directors of BPG consider that the stapled structure will enable the stapled group to efficiently manage its operations and maximise earnings and cash flow of the stapled entity, thus ensuring that security holders receive the largest possible distribution in any given year.

6.3.4 Diversification of earnings and change in earnings mix

Recurring and non recurring earnings

Should the Proposed Stapling and the New Issue proceed, the stapled group will invest approximately $171 million in property assets. This investment will be through the acquisition of units in BDPF, which in turn will use the funds invested to acquire interests in the Sector Trusts and Syndicates currently managed by Becton Investment Management.

The Trust will derive passive income from its investment in BDPF. This income will essentially represent rental income earned from the underlying properties held by the Sector Trusts and the Syndicates. As discussed in Section 4.4, this income may be considered "recurring" income as it is earned each year.

In contrast, earnings derived from Becton Construction may be classified as non-recurring, as the recognition of such earnings is dependent on the completion cycle (and subsequent sale) of construction projects, which by their nature are volatile. This is the usual case with a construction company, unless it has a significant volume of construction projects in progress at various stages of completion such that the organisation earns a steady stream of revenue and earnings from projects completing at regular intervals. Based on the 2006 financial year, approximately 66 percent of BPG's EBIT before corporate overhead costs was derived from Becton Construction. Post the Proposed Stapling BPG's EBIT before corporate overhead costs to be derived from Becton Construction is expected to be 39 percent.

In addition, the directors of BPG also consider the earnings of Becton Living and Becton Investment Management to be recurring in nature. Once the impact of the recurring income forecast to be derived by the Trust is also taken into account, the directors of BPG forecast that, in the 2007 financial year, 54 percent of EBIT before corporate overhead costs derived by the stapled group will be recurring in nature, compared with 29 percent in the 2006 financial year. This should also assist to reduce the volatility in earnings of the stapled group (and therefore its distributions) and will enable investors to more accurately forecast the stapled group's future earnings.

As detailed in Section 4.4, recurring income in excess of 50 percent of a stapled security's total income places the stapled group at around the average, in this respect, for stapled listed property entities. At 54 percent recurring income the stapled group is close to levels of recurring income earned by the two long established stapled property entities, being Stockland and Mirvac. Further, the stapled group's forecast level of recurring income places it well above that of Australand and FKP, but below the level of recurring income for Investa and Centro. A recurring income profile comparable to, or exceeding, most other stapled property entities may assist in promoting a market re-rating as discussed in Section 6.3.6.

This will have the effect of diversifying the stapled group's earnings profile and reducing its exposure to variances in earnings from Becton Construction.

FUM earnings

In addition to the forecast increase in rental income to be earned from the underlying properties held by the Sector Trusts and the Syndicates, Becton Investment Management will benefit from increased management fees in managing these trusts, on the assumption the Sector Trust continue to acquire properties, adding to their portfolios.

These increased earnings by Becton Investment Management will also have the effect of smoothing BPG's earnings and also further increasing over time, the proportion of recurring income.

6.3.5 Inclusion in the S&P/ASX Indices

As noted in Section 6.3.1 above, if the Proposed Stapling and New Issue are implemented, this will have the effect of increasing the size of the stapled group and therefore its market capitalisation.

The directors of BPG expect that, as a result of the increased market capitalisation and increase liquidity of the stapled group, together with an increase in the available free float of shares discussed in Section 6.3.1 above, BPG may be eligible for early consideration for inclusion in the S&P/ASX 300 Index. This may increase the level of institutional investment in the stapled entity as many institutional investors aim to track the performance of indices and/or are only mandated to acquire stocks included in certain indices. Increased institutional investment may have the effect of increasing the traded price of BPG stapled securities.

In addition to inclusion in the S&P/ASX 300, the Proposed Stapling and New Issue puts in place a stapled structure which may, in the future, satisfy the requirements for inclusion in the S&P/ASX 200 Property Trust Index. Inclusion as a member in this index requires, amongst other things, a certain percentage of earnings to be derived from passive property investments.

It is not envisaged that, immediately following the implementation of the Proposed Stapling and New Issue, the stapled group will derive a sufficient portion of its income from property investment to ensure its consideration for inclusion in the S&P/ASX Property Trust Index. However, BPG management intend to further increase its exposure to property investment through additional property acquisitions in the Sector Trusts and Syndicates, with a view to working towards eventual S&P/ASX 200 Property Trust Index membership.

Inclusion in the S&P/ASX 200 Property Trust Index may further increase institutional interest and awareness in the stapled group.

6.3.6 Potential re-rating

The directors of BPG consider that the securities of the stapled group could potentially trade at a higher price earnings ratio than the current shares of BPG.

This is attributed to:

- The creation of the stapled structure;
- The diversification of earnings through the addition of passive property investment income which is recurring; and
- Potential inclusion in the S&P/ASX 300 Index.

In order to assess the impact of the Proposed Stapling, establishment of the stapled group and the diversification of earnings, Ernst & Young Transaction Advisory Services has analysed the performance of a selected number of entities whose operations include development and construction activity, funds management and property investment. These entities all operate through a stapled structure. A summary of their activities and market capitalisation are set out below:

Selected stapled entities	Market capitalisation as at 31/8/06	Company description
Australand Property Group	$1,617 million	Australand is involved with land development, residential development, conventional and integrated housing, medium and high density housing and commercial and industrial property development.
FKP Property Group	$1,023 million	The principal activities of FKP include the development and management of retirement villages; investment in and management of office and commercial property; development for resale of land, residential and commercial property; commercial and residential building and construction for the group and external parties; funds management; and property and project marketing.
Valad Property Group	$960 million	Valad's activities include passive property ownership, management and development of unlisted property funds and investment in unlisted property funds.
Abacus Property Group	$823 million	Abacus have investments in commercial, retail and industrial properties; funds management and syndication, property and project management, mortgage lending, participation in property development activities.
Trinity Group	$252 million	Trinity's activities include investment in commercial, retail and industrial properties; funds management; property and project management; and participation through a profit share agreement in property development.

Source: Bloomberg and annual returns

The chart below sets out the average forecast price earnings ratio of the above five stapled groups compared to the price earnings ratio of BPG over the period 8 July 2005 (when BPG first listed on the ASX) to 31 July 2006.


Price earnings ratio for BPG and selected stapled entities from July 2005 to July 2006
15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
Price earnings ratio
Selected stapled entities
BPG
10 July 2005
31 July 2005
21 August 2005
11 September 2005
2 October 2005
23 October 2005
13 November 2005
4 December 2005
25 December 2005
15 January 2006
5 February 2006
26 February 2006
19 March 2006
9 April 2006
30 April 2006
21 May 2006
11 June 2006
2 July 2006

Source: Bloomberg, Reuters earnings estimates.

The price earnings ratio has been calculated on a daily basis with reference to the traded price and the forecast earnings per share for each stapled group for the 2006 financial year, with the exception of Australand, which has a December year end. For Australand, the daily price earnings ratio is calculated with reference to the traded price and the FY05 forecast earnings per share up to December 2005 and 2006 financial year forecasts earnings per share thereafter.

The above chart indicates that shares in BPG have traded between the range of 6 to 10 times forecast earnings during the twelve months to July 2006. In contrast, the selected stapled entities have traded between the range of 10 and 14 times forecast earnings.

The price earnings ratio at which a particular share trades is determined by a large number of factors, including its growth outlook, quality of earnings and management capabilities. It is therefore difficult to conclude that the Proposed Stapling and Capital Raising, on its own, will cause the stapled group to trade at a higher price earnings ratio. However, the chart set out above does provide some support for management's expectation that the Proposed Stapling and the addition of property investment (and associated recurring property income) to the stapled group's activities will increase the price earnings ratio at which the stapled securities trade.

Should the stapled securities be re-rated, all other things being equal, the price at which the stapled securities trade should be higher than BPG's current share price.

6.3.7 Increase in net tangible assets

Pricing of acquisition of units

With the funds that are received from the New Issue, the Trust will acquire units in the Sector Trusts and the Syndicates through BDPF. The acquisitions of units will be both units from existing unitholders and new units that will be issued in these entities. For the purpose of establishing the acquisition price of the units, BPG commissioned external valuations of the properties of the respective trusts as well as valuations of the units in the Sector Trusts. Acquisitions of existing units in the Sector Trusts will be made at a 5 percent discount to the external valuations of the units and the acquisition of the new units will be at the external valuations. The directors have estimated that approximately 3 percent of the investments in units will be at a 5 percent discount to the independent valuations of the units.

Based on our review of the relevant market values as discussed in Section 2.7, no issues or anomalies came to our attention which would cause us to believe that the values to be used to determine the acquisition prices to be paid by BDPF for the units in the various trusts units are not reasonable.

Further, the acquisition of such units either at net tangible asset valuation (or at a 5 percent discount) is, from BPG Shareholders' point of view, a reasonable basis at which to acquire these property investments.

Net tangible assets

As set out in Section 4.5, should the Proposed Stapling and New Issue proceed, the net tangible assets per security are expected to increase from 23.0 cents per BPG Share to 36.5 cents per stapled security.

6.3.8 Costs, disadvantages and risks

This section sets out some of the key disadvantages, costs and risks to BPG Shareholders associated with the Proposed Stapling.

Change in earnings composition which may not suit some BPG Shareholders

Should the Proposed Stapling and subsequent New Issue proceed, the earnings composition of the stapled group will change.

Currently approximately 66 percent of EBIT before corporate overhead costs is derived from the development and construction business. Over time, management's strategy is to increase the percentage of earnings derived from property investment, thereby reducing the percentage of earnings derived from the development and construction business.

While it is likely that this trend will reduce earnings volatility, it is also likely to result in a lower return on funds invested. This is because, while a passive property investment portfolio has a comparatively lower risk profile, it normally carries a relatively lower return. The altered earnings composition and change in the overall risk/return profile of the stapled group may not suit some BPG Shareholders who may have invested in BPG for the higher risk/return profile of property construction and other active businesses.

Potential dilution of interest following the New Issue

The New Issue will be structured such that existing shareholders of BPG will receive a priority allocation. However, to the extent that shareholders of BPG do not participate in the New Issue, their interests may be diluted as new investors will have the opportunity to participate in the New Issue.

This is not considered to be a significant disadvantage as BPG Shareholders may have the ability to liquidate their interests (when ASX trading resumes) more easily, given the likely improved liquidity in the stapled securities.

Reduced EPS

As set out in Section 4.4, if the Proposed Stapling is implemented, the level of recurring income for the stapled entity will increase. This recurring income will be generated from passive property investment and other activities, which represents lower risk but lower return to security holders, compared to BPG's other sources of income. While distributions per security will increase as a result of changes in the distribution policy, basic earnings per share are forecast to decrease after the Proposed Stapling.

Potential adverse taxation consequences arising from the Proposed Stapling

I. *Taxation on distributions*

BPG Shareholders will be liable for tax on their share of distributions from the Trust in the year the income is derived even if it is not distributed to them until the following tax year.

II. *Taxation on capital return*

The payment of the capital return to BPG Shareholders will be satisfied by the distribution of units in the Trust to BPG Shareholders. The capital return will reduce their cost base of the shares held by 28.9 cents per share. However, it should be noted that units received by BPG Shareholders will have a cost base.

Any capital gains arising as a result of subsequent disposal of those shares will be determined with reference to the reduced cost base of those shares, leading to a higher capital gains tax liability potentially applicable on such disposal. BPG Shareholders should note that following the Implementation Date, shares in BPG and units in the Trust cannot be disposed of separately.

As a mitigating factor to a potential capital gains tax liability or income tax liability on the special dividend, BPG Shareholders will receive 1.5 cents per share as part of the Proposed Stapling. Refer to Section 1.1.

III. *Capital gains tax*

Australian resident individual shareholders will, in certain circumstances, be liable for capital gains tax on 50 percent of any capital gain made on disposal of a share or unit. The 50 percent "discount" is only available if the share or unit is owned by the holder for at least 12 months prior to disposal.

A BPG Shareholder that has held a BPG share for at least 12 months prior to Implementation Date, and receives units in the Trust pursuant to the Proposed Stapling, will have to hold the stapled security for at least 12 months in order to benefit from the 50 percent "discount", despite having previously held the share in BPG for at least 12 months. This is because the shares and units forming the stapled security cannot be disposed of separately.

The above comments relating to taxation consequences of the Proposed Stapling should be read as indicative only. They do not purport to represent formal tax advice regarding the tax consequences of the Proposed Stapling. Further details of the taxation implications of the Proposed Stapling and New Issue are contained in the report of PricewaterhouseCoopers included as Section 12 of the Explanatory Memorandum. The tax consequences for BPG Shareholders will depend on their individual circumstances. If in doubt, BPG Shareholders should consult their own professional advisers.

One off transaction costs

The directors of BPG have estimated that approximately $12 million of the $183 million New Issue will be used to pay transaction costs associated with both the Proposed Stapling and the New Issue. These transaction costs include professional fees, underwriting fees, stamp duty and costs associated with preparation and dispatch of documents. These costs will be incurred by BPG and the Trust.

In the event that the Proposed Stapling does not proceed, the New Issue will not proceed. In this instance, the directors of BPG have estimated the one off costs to be approximately $3.2 million.

Gearing

As set out in Section 4.5, BPG's gearing (as measured by net interest bearing debt divided by total assets adjusted for liabilities to retirement village residents) as at 30 June 2006 was 32 percent.[8] Should the Proposed Stapling and New Issue proceed, the gearing levels of the stapled group will increase to 36 percent. The increase in gearing is due to the consolidation into the stapled group's financial accounts of BDPF (and its subsidiary, BOPT), which has gearing levels exceeding that of BPG. This may constrain the stapled group's ability to raise further debt funding, although such a level is not out of line with industry peers, particularly in the listed property trust (stapled security) industry.

Alignment of directors' interests

The ownership interest of BPG directors and management in the stapled group will reduce from approximately 77 percent to approximately 23 percent. This reduction reduces the alignment of interests that currently exists for the key directors and management. However, the lower holding of 23 percent still provides a level of comfort in this regard.

6.3.9 Other factors considered

Convertible notes

Conversion of the 2010 Convertible Notes on maturity should not have a significant dilutionary effect on the interests of BPG Shareholders since the number of convertible notes equates to less than 5 percent of the total securities on issue after the New Issue.

[8] In calculating gearing, the value of the retirement villages has been excluded on the basis that these assets are directly related to a non-current liability owing to retirement village residents.

Yield

As noted in Section 5.3.2, the average yield of the proposed portfolio for the Trust of 7.8 percent is below the latest available industry average yield of 8.5 percent. Ernst & Young Transaction Advisory Services notes that this the industry average is based on yield for the 2005 financial year and there has been a consistent downward trend in yields for unlisted property trusts in the last three years as a result of interest rate increases and a tightening of property yields. Ernst & Young Transaction Advisory Services notes that the average industry yield of 9.13 percent in the 2003 financial year compares to 8.5 percent in 2005. When taking into account the downward trend in yields, the average yield for the proposed portfolio of the Trust should be consistent (although at the low end) with returns currently being achieved in the unlisted market, having regard to the 2006 financial year.

Property portfolio characteristics

As reflected in the graphs in Section 5.3.2:

- The composition of the proposed portfolio of the Trust closely reflects the industry average composition, aside from the heavy industry weighting in retail across the industry because of the inclusion of Centro Properties that solely operates in the retail sector and is the largest participant in the unlisted property trust industry.
- The geographic spread of the proposed portfolio of the Trust has more weighting in Western Australia than the industry, because of BPG's recent acquisition of Glenmont and the proposed acquisition of the investment in 111 St Georges Terrace Property Trust. Such weighting towards Western Australia is potentially beneficial given current property market conditions in that state.

6.4 Overall conclusion

Ernst & Young Transaction Advisory Services considers the Proposed Stapling to be in the best interests, of BPG Shareholders. BPG Shareholders are likely to be better off if the Proposed Stapling is implemented than if it is not, notwithstanding the costs, disadvantages and risks.

A number of the key benefits that arise as a result of the Proposed Stapling flow from the Capital Raising (comprising the New Issue and Management Shareholder Selldown). Ernst & Young Transaction Advisory Services notes that the majority of the key benefits are not easily quantifiable and, accordingly, evaluation of the Proposed Stapling is subjective. Having regard to the nature of the Proposed Stapling and the limited negative consequences, however, it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, BPG Shareholders are likely to be better off if the Proposed Stapling proceeds.

Appendix 1 – Statement of qualifications and declarations

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young, holds an Australian Financial Services Licence under the Corporations Act and its representatives are qualified to provide this Report. The directors of Ernst & Young Transaction Advisory Services responsible for this Report have not provided financial advice to BPG or its subsidiaries in relation to the Proposed Restructure.

Prior to accepting this engagement, Ernst & Young Transaction Advisory Services considered its independence with respect to BPG and its subsidiaries with reference to the ASIC Practice Note 42 entitled "Independence of Expert's Reports". In March 2006, Ernst & Young Transaction Advisory Services prepared a draft report for a proposed transaction involving BPG. For commercial reasons this transaction did not proceed. It is our opinion that this historical relationship does not impact on our ability to provide an independent and unbiased opinion in the context of the Proposed Stapling. In our opinion, Ernst & Young Transaction Advisory Services is independent of BPG and its subsidiary companies.

This Report has been prepared specifically for BPG Shareholders. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than BPG Shareholders, in respect of this Report, including any errors or omissions howsoever caused.

The statements and opinions given in this Report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this Report Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by BPG, their advisors, as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially mis-stated or would not afford reasonable grounds upon which to base its Report. Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

The information Ernst & Young Transaction Advisory Services has had regard to in the preparation of this Report is set out in Appendix 3.

BPG has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any mis-statement or omission in any material or information provided to it in the preparation of this Report.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the directors and management of BPG for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this Report as a result of this review have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee based on time spent in the preparation of this Report, estimated at approximately $100,000 (exclusive of GST). Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.

Ed Psaltis, a Director and representative of Ernst & Young Transaction Advisory Services and a Partner of Ernst & Young has assumed overall responsibility for this report. He has over fifteen years experience in providing transaction based financial and valuation advice and has professional qualifications appropriate to the advice being offered.

Matt Gaffney, a Director and representative of Ernst & Young Transaction Advisory Services and a Partner of Ernst & Young has also been involved in the preparation of this report. He has over fourteen years experience in providing transaction based financial and valuation advice to the property trust industry and has professional qualifications appropriate to the advice being offered.

In the preparation of this Report Ernst & Young Transaction Advisory Services has had regard to relevant Policy Statements and Practice Notes issued by ASIC. It is not intended that the Report should be used for any other purpose other than to be sent to BPG Shareholders. In particular, it is not intended that this Report should be used for any other purpose other than as an expression of its opinion as to whether or not the Proposed Stapling is in the best interests of BPG Shareholders.

The financial forecasts used in the preparation of this Report reflect the judgement of directors and management of BPG based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, Ernst & Young Transaction Advisory Services expresses no opinion on the achievability of those forecasts.

Ernst & Young Transaction Advisory Services consents to the inclusion of this report in the Explanatory Memorandum to be sent to BPG Shareholders.

Appendix 2 – Valuation methodologies

There are a number of methodologies available with which to value a project, a business or the shares in a company. The principal methodologies used are:

- capitalisation of earnings;
- discounted cash flow;
- net realisable value of assets; and
- market based assessments.

Each of these methodologies is appropriate in certain circumstances. The decision as to which methodology to utilise generally depends on the methodology most commonly adopted in valuing the asset in question and the availability of appropriate information.

Capitalisation of earnings

The capitalisation of earnings methodology involves capitalising the earnings of a project, a business or a company at an appropriate multiple, which reflects the risks underlying the earnings together with growth prospects. This methodology requires consideration of the following factors:

- estimation of future maintainable earnings having regard to historical and forecast operating results, abnormal or non-recurring items of income and expenditure and other factors. Future maintainable earnings is generally based on net profit after tax, EBIT, EBITA or EBITDA;
- determination of an appropriate earnings multiple reflecting the risks inherent in the business, growth prospects and other factors;
- earnings multiples applied to net profit after tax are known as price earnings multiples and are commonly used in relation to listed public companies. Earnings multiples applied to EBIT, EBITA or EBITDA are known, respectively, as EBIT , EBITA or EBITDA multiples, and are commonly used in respect of companies comprising a number of businesses where debt cannot be precisely allocated or in acquisition scenarios where the purchaser is likely to control gearing;
- an adjustment for financial debt, in the event maintainable earnings are based on EBIT, EBITA or EBITDA; and
- an assessment of any surplus assets and liabilities, being those which are not essential to the generation of the future maintainable earnings.

This methodology is appropriate where a company or business is expected to generate a relatively stable record of earnings.

Discounted cash flow

The discounted cash flow methodology involves calculating the net present value of cash flows that are expected to be derived from future activities. The forecast cash flows are discounted by a discount rate that reflects the time value of money and the risk inherent in the cash flows.

This methodology is particularly appropriate in valuing projects, businesses and companies that are in a start up phase and are expecting considerable volatility and/or growth in earnings during the growth phase, as well as businesses with a finite life (such as oil and gas fields). The utilisation of this methodology generally requires management to be able to provide long term cash flows for the subject company, asset or business.

Net realisable value of assets

The net realisable value of assets methodology involves the determination of the net realisable value of the assets of a business or company, assuming an orderly realisation of those assets. This value includes a discount to allow for the time value of money and for reasonable costs of undertaking the realisation. It is not a valuation on the basis of a forced sale, where assets may be sold at values materially different to their fair market value.

This methodology is appropriate where a project, a business or company is not making an adequate return on its assets or where there are surplus non-operational assets.

Market based assessments

Market based assessments relate to the valuation of companies, the shares of which are traded on a stock exchange. While the relevant share price would, prima facie, constitute the market value of the shares, such market prices usually reflect the prices paid for small parcels of shares and as such do not include a control premium relevant to a significant parcel of shares.

Appendix 3 – Sources of information

In preparing this report, Ernst & Young Transaction Advisory Services has had regard to the following sources of information:

- Explanatory Memorandum and Notice of Meeting, dated on or about 11September 2006;
- Prospectus issued by BPG in relation to the June 2005 capital raising;
- Audited financial accounts for BPG and its subsidiaries for the 2006 financial year;
- Management accounts for BPG and its subsidiaries for the 2006 financial year;
- Management accounts for APVC for the 2006 financial year;
- Analysis of results for Becton Constructions from 2000 to 2005;
- Documents detailing the steps of the Proposed Restructure;
- Selected external valuations of various properties owned by the Syndicates and the Sector Trusts;
- Valuation of units of Sector Funds prepared by an external valuer;
- Detailed listing of properties owned by each of the Sector Trusts;
- 2010 Convertible Noted deed;
- Financial model forecasting the impact of the Proposed Stapling and Capital Raising on BPG;
- Independent taxation Report prepared by PricewaterhouseCoopers;
- Discussions with BPG management and its advisers;
- Research prepared by Property Investment Research Pty Ltd;
- EYGlobal REIT Report - 2006, unpublished;
- Bloomberg; and
- Annual reports and other publicly available information.

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THIS FINANCIAL SERVICES GUIDE FORMS PART OF THE INDEPENDENT EXPERT'S REPORT

PART 2 – FINANCIAL SERVICES GUIDE

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BECTON

12 Taxation report

PRICEWATERHOUSECOOPERS

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The Directors
Becton Property Group Limited
Level 7
470 St Kilda Road
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The Directors
Becton Investment Management Limited
Responsible Entity for Becton Property Trust
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

11 September 2006

Independent Taxation Report

Dear Sirs

We have been requested to comment on the Australian income tax, GST and stamp duty consequences for shareholders associated with the proposal to restructure Becton Property Group Limited (BPGL) and staple BPGL shares with units in Becton Property Trust (BPT) and to then undertake a capital raising by issuing Stapled Securities (each comprising one share in BPGL and one unit in BPT), as described in the Explanatory Memorandum to be dated on or around 12 September 2006.

This letter should be read in conjunction with the remainder of the Explanatory Memorandum. Terms used in this letter are as defined in the Explanatory Memorandum, unless otherwise indicated.

The comments made in this report extend only to Australian resident shareholders in BPGL. Specifically, individuals, companies (other than life insurance companies) and complying superannuation funds who are residents for Australian income tax purposes and hold their BPGL shares on capital account. The comments made in this letter are also applicable to employees entitled to BPGL shares under the Becton Deferred Employee Share Plan and the Becton Exempt Employee Share Plan.

The letter is a brief guide only and is necessarily general in nature. In this regard, this letter does not attempt to address all of the Australian taxation consequences relevant to BPGL shareholders. Specifically, this letter does not consider the consequences for BPGL shareholders who hold their BPGL shares on revenue account or as trading stock or who are exempt from Australian income tax.

BPGL shareholders should obtain, and only rely upon, their own independent taxation advice about the consequences of the proposed restructure and acquiring or disposing of Stapled Securities and receiving distributions on the Stapled Securities having regard to their own specific circumstances.

Public Rulings from the Commissioner of Taxation have been applied for in respect of the dividend payment and return of capital detailed below and the BPGL shareholders' cost base in the Stapled Securities. These rulings seek confirmation of the tax treatment described below.

Our comments are based on the relevant taxation laws in the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *Income Tax Rates Act 1986*, *(Goods and Services Tax) Act 1999* and the *Taxation Administration Act 1953* (referred to collectively herein as "the Tax Act") as at the date of this letter, except where otherwise indicated.

Australia is in the process of major taxation reform, especially in regard to the Taxation Of Financial Arrangements (TOFA). It is possible that future legislation will affect the matters considered in this letter.

Capital Return and Special Dividend Payment

On the implementation date of 1 December 2006, the company will pay a capital return of 28.9 cents per share and a franked special dividend anticipated to be 6.4 cents per share to BPGL shareholders. These amounts will be paid through the distribution of BPT units and a cash payment anticipated to be 1.5 cents per share. The BPT units distributed will be allotted to BPGL shareholders and stapled to their existing BPGL shares. The record date for the entitlement to Stapled Securities will be 7 December 2006.

The taxation treatment of BPGL shareholders who hold BPGL shares on the implementation date will depend upon their individual tax profile. The taxation treatment of dividend payments on BPGL shares when held as part of a Stapled Security is discussed in this Taxation Report under the heading "BPGL Dividends". A similar treatment will apply to BPGL shareholders who hold BPGL shares on the implementation date and receive the franked special dividend.

BPGL shareholders on the implementation date will receive a capital return through the distribution of BPT units. This capital return will reduce the cost base and reduced cost base of the BPGL shares held by BPGL shareholders. To the extent that this capital return exceeds the cost base of their BPGL shares, the BPGL shareholders will accrue a capital gain and the cost base of the BPGL shares will be reduced to nil. Individual and superannuation fund shareholders may qualify for a CGT discount, provided they have held their shares for a period of at least 12 months. For further information, refer to the discussion regarding the application of the CGT discount under the heading "Disposal of Stapled Securities".

BPT and its Distributions

A unit trust is taxed in a similar manner to a company if it is classified as a 'corporate unit trust' under Division 6B or a 'public trading trust' under Division 6C of Part III of the Tax Act. Based on

BPT's expected circumstances and operations as detailed in the Explanatory Memorandum, BPT should not fall under either Division. We would expect the same conclusion to apply in future income years but observe that the Division 6C test is undertaken on a yearly basis and looks at the activities of the trust at any time in each income year.

Accordingly, we expect that BPT should be a "flow-through" entity for income tax purposes. If the taxable income of BPT is fully distributed in respect of an income year, Stapled Security Holders will generally be liable for tax on their share of that taxable income at their own applicable tax rates. Stapled Security Holders will generally be subject to tax in respect of the income year in which the net income is derived by BPT, even if it is not distributed to them until after that year.

Distributions received by Stapled Security Holders from BPT will retain the character that the receipt had in the hands of BPT. At present it is expected that the main type of receipt by BPT will be interest income and distributions from its investment in BDPF during the forecast period. To the extent that such distributions are non-assessable to the Stapled Security Holder (for instance, due to the availability of capital works deductions), this will result in an adjustment to the Stapled Security Holders' cost base in their BPT units. In general, any such adjustment will reduce the Stapled Security Holder's cost base in their BPT units by the amount of the non-assessable distribution. If the cost base of the units is reduced to nil, any further such amounts would constitute a capital gain to Stapled Security Holders. In these circumstances, the capital gain included in the Stapled Security Holder's assessable income may be reduced if certain conditions are satisfied (please refer below for further details).

BPGL Dividends

In our opinion an investment by a Stapled Security Holder in a share in BPGL should constitute an equity interest for tax purposes under the Tax Act, such that dividends paid thereon by BPGL should be capable of being franked.

Australian resident individual and superannuation fund Stapled Security Holders

Dividends paid by BPGL to Australian resident individual and superannuation fund Stapled Security Holders should be included in the Stapled Security Holder's assessable income in the year the dividend is paid. If the dividend is franked (ie company tax has been paid on the profits out of which the dividend is paid), then the amount of the associated franking credit will also be included in the Stapled Security Holder's assessable income. In these circumstances, the Stapled Security Holder will generally be entitled to a tax offset equal to the amount of the franking credit. Should this tax offset exceed the resident Stapled Security Holder's tax payable as assessed, the Stapled Security Holder may be entitled to a refund of the excess credit.

Australian resident corporate Stapled Security Holders

Corporate shareholders are also required to include both the dividend and associated franking credit in their assessable income. They are then allowed a tax offset up to the amount of the franking credit on the dividend.

An Australian resident corporate Stapled Security Holder should be entitled to credit its own franking account to the extent of the franking credit on the distribution received. A corporate Stapled Security Holder may be able to pass on the benefit of the franking credits to its own shareholder(s) on the payment of dividends.

Holding period rule

For shares acquired after 1 July 1997, a shareholder is required to hold ordinary shares "at risk" for more than 45 days in order to qualify for franking benefits, including franking credits and a tax offset. This "holding period rule" is subject to certain exceptions, including where the total franking rebates of an individual in a year of income do not exceed $5,000. Special rules apply to trusts and beneficiaries. The Government has indicated that in the future it may reduce the holding period. It is important to ensure that Stapled Security Holders comply with this rule in order to qualify for franking benefits.

Disposal of Stapled Securities

For CGT purposes, the disposal of a Stapled Security will involve the disposal of two separate assets - a share in BPGL and a unit in BPT. The CGT rules will apply separately to each asset. As the components of the Stapled Securities cannot be acquired or traded separately, an apportionment of the sale proceeds between the two assets will be required based on the relative market value of each at the time of the disposal.

Australian resident Stapled Security Holders

Australian resident Stapled Security Holders will be subject to Australian CGT on the disposal of the shares and units.

A Stapled Security Holder will derive a capital gain on the disposal of a share or unit to the extent that the consideration on disposal exceeds the CGT cost base of the share or unit. A Stapled Security Holder will incur a capital loss on the disposal of a share or unit to the extent that the consideration on disposal is less than the CGT reduced cost base of the share or unit. As discussed above, cost base adjustments may be required (and capital gains may arise) from the return of capital to be paid by BPGL or any future capital return, or where BPT makes a non-assessable distribution. Subject to these adjustments, for BPGL shareholders who acquire Stapled Securities under the restructure, their cost base in the BPGL shares will be the amount arising after the capital return. Their cost base in the BPT units will be the amount of 28.9 cents subscribed to acquire the unit.

All capital gains and capital losses arising in a financial year are added together to determine whether a Stapled Security Holder has derived a net capital gain or incurred a net capital loss in a year.

If a Stapled Security Holder derives a net capital gain in a year, this amount is, subject to the comments below, included in the Stapled Security Holder's assessable income. If a Stapled Security Holder incurs a net capital loss in a year, this amount is carried forward and is available to offset capital gains derived in subsequent years, subject in some cases to the Stapled Security Holder satisfying certain rules relating to the recoupment of carried forward losses.

Individuals

Australian resident individual Stapled Security Holders will in certain circumstances be liable to tax on only half of any capital gain made on the disposal of a share or unit. This 50 per cent "discount" is only available if the share or unit is owned by the Stapled Security Holder for at least 12 months prior to disposal. The CGT discount applies after the offset of capital losses

Superannuation funds

The CGT treatment of complying Australian resident superannuation funds is, in general, the same as that set out above for Australian resident individuals, except that the "discount" is one-third rather than 50 per cent.

Corporates

The CGT discount is not available to Corporate Stapled Security Holders.

Other matters

GST

The acquisition, redemption or disposal (within Australia) of the Stapled Securities by an Australian resident are input taxed financial supplies, and therefore are not subject to GST.

Tax File Number and Australian Business Number

An Australian Stapled Security Holder may quote its Tax File Number (TFN) or, where relevant, Australian Business Number (ABN) to BPGL.

If a TFN or ABN is not quoted, and exemption is applicable, tax may be deducted by BPGL from the unfranked portion of any dividends distributed to Stapled Security Holders or by BPT from net income amounts to which a Stapled Security Holder is presently entitled. The rate of withholding is the highest marginal tax rate plus Medicare levy of 46.5 per cent.

Stapled Security Holders that hold their Stapled Securities as part of an enterprise may quote their ABN instead of their TFN.

Stamp duty

No stamp duty should be payable by Stapled Security Holders on the issue of shares in BPGL or the issue of units in BPT.

PRICEWATERHOUSECOOPERS

Disclaimer

The information contained in this opinion does not constitute "financial product advice" within the meaning of the Corporations Act 2001 (Cth) (Corporations Act). The PricewaterhouseCoopers partnership which is providing this advice is not licensed to provide financial product advice under the Corporations Act. To the extent that this document contains any information about a "financial product" within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product.

This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Corporations Act. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice.

If this material relates to the acquisition or possible acquisition of a particular financial product, a recipient in Australia should obtain any relevant disclosure document prepared in respect of that product and consider that document before making any decision about whether to acquire the product.

Yours faithfully

Paul Abbey
Partner




BECTON





13 Additional information

13 ADDITIONAL INFORMATION

13.1 THE TRUST

This Section contains a summary of the key terms of the Trust, as determined under the Corporations Act and the Trust Constitution. Shareholders who require a more detailed understanding of the Trust Constitution may obtain a copy free of charge by calling the Information Line on 1300 856 499.

Vesting of assets and nature of Units

Each asset of the Trust is vested in and held by Becton Investment Management on behalf of Unitholders. The beneficial interest in the Trust is divided into Units. No Unit confers an interest in any particular part of the Trust or its assets. Becton Investment Management may issue Units in different classes and may convert or reclassify Units from one class to another. Subject to the Trust Constitution, the liability of a Unitholder is limited to its investment in the Trust.

Issues of Units

The Trust Constitution provides for the issue of Units as part of Stapled Securities at a price determined by Becton Investment Management, provided that the aggregate of the Issue Price of the Unit and any other securities to which it is stapled is equal to the Market Price of a Stapled Security. The Market Price for any Unit or Stapled Security on any Business Day is (subject to certain exceptions) the average traded price for a Unit or Stapled Security for all sales on the ASX for the 10 Business Day period immediately preceding the relevant Business Day, whether or not a sale was recorded on any particular day during that period.

The Trust Constitution also provides for Units to be issued as part of Stapled Securities where those Stapled Securities are issued at a discount to Market Price in certain circumstances.

Acceptance of applications

Applications for Units may be rejected by Becton Investment Management in whole or in part and Becton Investment Management is not required to give any reason for the rejection.

Powers of Becton Investment Management

Subject to the Trust Constitution, Becton Investment Management has all the powers that it is possible to confer on a trustee and has all the powers that are incidental to the ownership of the assets of the Trust as if it were the absolute and beneficial owner of those assets.

Becton Investment Management may appoint agents, attorneys and delegates, which may include its associates, to exercise its powers and perform its obligations.

Becton Investment Management's rights

Becton Investment Management or an officer or employee of it may:

- hold Units;
- provide services to Becton Investment Management or any Unitholder;
- have an interest in or enter into a contract or transaction with Becton Investment Management or an associate of it, any Unitholder or any other person, including one whose securities are an asset of the Trust; or
- hold, deal in or have any other interest in an asset of the Trust,

and retain and is not required to account for any benefit derived by doing so.

The Corporations Act regulates related party transactions with the Trust.

Becton Investment Management's responsibilities and indemnities

The Trust Constitution provides that Becton Investment Management and its directors and officers are not personally liable to any Unitholder or any other person, except where the Corporations Act expressly provides otherwise.

The Trust Constitution also provides that, except where the Corporations Act provides otherwise, Becton Investment Management is not responsible for any costs incurred:

- by any fraudulent or negligent conduct or any breach of duty or breach of trust by any agent, attorney, custodian or delegate and any of their agents or delegates;
- by relying on any information, notice, resolution or other documents unless it reasonably believes that such item is not genuine or has not been passed or executed by the proper parties; or
- by any failure of a third party to carry out an agreement with Becton Investment Management or any of its agents or delegates.

Remuneration of Becton Investment Management

Becton Investment Management has the right to be paid out of the assets of the Trust a management fee of up to 1% per annum of the Trust's gross asset value. At present, Becton Investment Management has no intention of charging this fee to the Trust.

Becton Investment Management is entitled to be reimbursed or indemnified out of the assets of the Trust for all expenses properly incurred by it in performing its role as Responsible Entity of the Trust.

Valuation of assets

Each asset of the Trust must be valued at its market value unless Becton Investment Management determines that there is no market in respect of the asset or the market value does not represent the fair value of the asset. Becton Investment Management may cause the valuation of an asset of the Trust at any time.

Distributions

Becton Investment Management is entitled to determine whether and when distributions of income and/or capital will be made out of the Trust. In determining whether an item is income or capital of the Trust, Becton Investment Management will take into account generally accepted accounting principles and practices which apply to trusts. In any financial year, Becton Investment Management will distribute an amount at least equal to the Trust's taxable income to Unitholders.

Becton Investment Management intends to make semi-annual distributions. Stapled Security Holders on the register at the end of 30 June and 31 December in each year will be entitled to the full distribution for the six month period ending on the relevant date. All distributions will be pro-rata by reference to each Unitholder's aggregate paid-up holding of Units.

Transfers of Units

While the Trust is listed on the ASX, Units may be transferred as part of Stapled Securities in accordance with the ASTC Settlement Rules or a proper instrument of transfer in a manner approved by Becton Investment Management. Transfers of Units are not effective until registered by Becton Investment Management or the transfer is effected in accordance with the ASTC Settlement Rules.

For as long as the Trust is stapled to the Company, transfers of Units will be subject to the Stapling rules described in Section 6.3 of this Explanatory Memorandum.

Retirement and removal of Becton Investment Management

Becton Investment Management may retire and can be replaced in accordance with the Corporations Act.

Amending the Trust Constitution

Becton Investment Management may replace or amend the Trust Constitution in accordance with the Corporations Act.

Term and termination of the Trust

The Trust terminates on the earlier of:

- the date determined by Becton Investment Management as the date on which it is to be terminated; and
- the date on which it is to be terminated under the Trust Constitution or by law.

Following termination of the Trust, Becton Investment Management must realise the Trust's assets, pay any amounts due to it, pay all costs owed by it in its capacity as Responsible Entity of the Trust and, subject to any special rights or restrictions attached to any Unit or the direction in writing of all the Unitholders, distribute the net proceeds of realisation pro-rata among Unitholders in accordance with the number of Units they hold.

Becton Investment Management may postpone the realisation of the assets of the Trust for as long as it thinks fit and is not liable for any loss or damage attributable to the postponement. Becton Investment Management may retain for as long as it thinks fit any part of the assets of the Trust which may be required to meet any actual contingent liability payable by it in respect of the Trust or payable to it under the Trust Constitution.

Meetings

Meetings of the Trust Unitholders are regulated under the Trust Constitution and the Corporations Act. The Trust Constitution regulates quorum requirements, adjournments, polls and class meetings while the Corporations Act regulates the calling of meetings, proxies, the manner in which meetings must be held and minutes.

Complaints

Becton Investment Management must establish and maintain a procedure for dealing with complaints by the Unitholders in relation to the Trust which is consistent with AS4269 Australian Standard on Complaints Handling or such other standard as satisfies the requirements (if any) of the Corporations Act or any government agency.

A Unitholder may lodge a complaint with Becton Investment Management in writing and Becton Investment Management must record the details of the complaint in a register, acknowledge receipt of the complaint and deal with and resolve the complaint within a reasonable time from date of receipt of the complaint. Becton Investment Management must inform the Unitholder in writing of its decision in relation to the complaint, the remedies available to the Unitholder and the avenues of appeal from the decision.

Stapling

The effects of the Constitution's stapling provisions are described in Section 6.3 of this Explanatory Memorandum.

13.2 EXPERTS' REPORTS

This Explanatory Memorandum contains reports from the following experts:

- Ernst & Young Transaction Advisory Services Pty Limited — the Independent Expert's Report;
- PricewaterhouseCoopers — the Taxation Report; and
- PricewaterhouseCoopers Securities Limited — the Investigating Accountant's Report.

Each of the experts:

- does not make, or purport to make, any statement in this Explanatory Memorandum other than those statements referred to above next to that person's name as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Explanatory Memorandum other than as described in this section with the person's consent.

To the maximum extent permitted by law, the Group expressly disclaims and takes no responsibility for any part of the above experts' reports.

The Company has paid the experts the following amounts:

Exhibit 13.1: Experts' remuneration

Expert	Remuneration
Investigating Accountant — PricewaterhouseCoopers Securities Ltd	$600,000
Independent Expert — Ernst & Young Transaction Advisory Services Limited	$100,000
Taxation Advisor — PricewaterhouseCoopers	$620,000

13.3 INTERESTS OF COMPANY DIRECTORS

As at 11 September, 2006, the Directors controlled the following Shares in the Company:

Exhibit 13.2: Directors' interests

Director	Number of Shares	% Interest
Max Beck	156,911,561	50.5%
Hamish Macdonald	23,791,621	7.7%
Mark Taylor	15,079,403	4.9%
William Conn	11,421,053	3.7%
Robert Critchley	456,842	0.1%
Michael Naphtali	228,421	0.1%
Brian Pollock	0	0.0%

13.4 HOW DO I ACCESS INFORMATION ABOUT MY INVESTMENT IN THE COMPANY?

The Company will provide a copy of the following documents free of charge to any person who requests a copy on or before the date of the AGM:

- the financial statements of the Company for the year ended 30 June 2006 being the most recent annual financial report lodged with ASIC before the lodgement of this Explanatory Memorandum;
- any other document or financial statement lodged by the Company with ASIC or the ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report and before lodgement of this Explanatory Memorandum with ASIC; and
- the Constitution of the Company.

Copies of the above documents may be obtained by request from the Company at:

Becton Property Group Limited
Level 7
470 St. Kilda Road
Melbourne VIC 3004

or by calling the Company Information Line on 1300 856 499.

13.5 HOW DO I ACCESS INFORMATION ABOUT THE TRUST?

Becton Investment Management will provide a copy of the Trust Constitution free of charge to any person who requests a copy on or before the date of the AGM.

Copies of the above documents may be obtained by request from the Company at:

Becton Investment Management Limited
Level 7
470 St Kilda Road
Melbourne VIC 3004

or by calling the Company Information Line on 1300 856 499.

13.6 WHAT ADDITIONAL INFORMATION WILL BE INCLUDED IN THE PDS?

Should the Stapling proceed, we will be required by law to give you a PDS (which will be included in the Disclosure Document) before you receive your allocation of Units.

This PDS will contain information concerning the Trust which does not appear in this Explanatory Memorandum. In particular:

- it will explain our procedure for dealing with any complaints you may have about your investment in the Trust; and
- it will explain the extent to which we take into account labour standards, environmental, ethical or social considerations in selecting and managing the investments of the Trust.

13.7 AVAILABILITY OF DOCUMENTS

If the Stapling occurs, the Trust will be a disclosing entity for the purposes of the Corporations Act and will be subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. The Company is already a disclosing entity. These obligations require that the ASX be continuously notified of information about specific events and matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX.

In particular, we will have an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify the ASX immediately of any information concerning the Company or the Trust of which we become aware and which a reasonable person would expect to have a material effect on the price or value of the Stapled Securities.

We will also be required to prepare and lodge with ASIC both yearly and half-yearly financial statements accompanied by a directors' statement and report, and an audit or review report.

Copies of documents lodged with ASIC in relation to the Company or the Trust may be obtained from, or inspected at, an ASIC office.

13.8 PRIVACY

We respect your privacy. Any personal details provided to us at any time in relation to your investment will be used to administer and report on your investment in the Company and the Trust and for purposes related to that. For example, your details may be used to establish your initial investment in the Trust if the Stapling proceeds, process ongoing transactions, respond to any queries you may have, provide you with transaction, distribution, tax and annual statements, and to provide you with information on the performance of your investment, changes in product features, market and fund commentary and other topical information.

As well as using your personal details within the Group, we may disclose it to other persons to enable it to provide your service. Such people include:

- third parties we appoint as advisors, agents or service providers such as auditors, custodians, administrators, mailing houses or legal advisors; and
- third parties you authorise to act on your behalf in relation to your investment such as your investment consultant, financial advisor, broker or solicitor.

We may also disclose your personal information to other persons and entities as permitted under the Privacy Act 1988. We may pass your personal details on to member companies of the Group, and from time to time we and they may send you information about the Group products and services which we think may be of interest. If you do not wish to receive this information, please let us know by contacting us at the address specified in the directory.

Some of the personal details we collect are required under superannuation, taxation or social security law. Other personal details requested are necessary to administer and keep you informed about your investment. We aim to keep your personal details as up to date and accurate as possible. If any of your personal details are incorrect or have changed please write to us at the address shown in the Directory.

If you wish to find out what personal details we hold in respect of you, please contact us on 1300 856 499.

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BECTON





14 Glossary

14 GLOSSARY

In this Explanatory Memorandum the following expressions have the meanings set out below:

$ All dollar amounts are in Australian dollars, unless otherwise stated

ABN Australian business number

Accor Resorts Accor Resorts Management Pty Ltd ACN 009 130 161

ACN Australian company number

AFSL Australian financial services licence

AGM Annual General Meeting to be held at 10.30am on 18 October 2006

A-IFRS Australian equivalents to International Financial Reporting Standards

APVC Accor Première Vacation Club, a joint holiday ownership club venture between Accor Resorts and Becton Resorts

ASIC Australian Securities and Investments Commission

ASTC ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532

ASTC Settlement Rules the ASTC settlement rules and any other rules of ASTC which apply while the Shares or Stapled Securities are CHESS Approved Securities, each as amended from time to time

ASX or **Australian Stock Exchange** Australian Stock Exchange Limited or the market operated by same

ASX Listing Rules The listing rules of the ASX

ATO The Australian Taxation Office

BDPF Becton Diversified Property Fund ARSN 117 509 921, the vehicle via which the Trust will hold its beneficial interests in the SPTs and Sector Funds

Becton Constructions Becton Construction Services Pty Ltd ACN 054 510 486, the trustee of the Becton Construction Services Trust, and where relevant includes other entities in the Group carrying on the development and construction business of the Group

Becton Investment Management Becton Investment Management Limited ACN 090 939 192, the Company's specialist property funds management business, and where relevant includes other entities in the Group carrying on the funds management business of the Group

Becton Living Becton Living Pty Ltd ACN 089 137 977, the Company's specialist retirement owner and operator, and where relevant includes other entities in the Group carrying on the retirement business of the Group

Becton Resorts Becton Resort Developments Pty Ltd ACN 092 451 351, the Company's specialist holiday ownership club owner and operator, and where relevant includes other entities in the Group carrying on the holiday ownership club business of the Group

Board The board of Directors of the Company as at the time of this Explanatory Memorandum

Business Day Has the meaning given in the ASX Listing Rules

Capital Raising The proposed capital raising comprising the New Issue (see Section 6.6) and Management Shareholder Selldown (see Section 6.7)

Capital Return The capital return to be paid to Shareholders, registered as the holders of Shares as at the Record Date, of 28.9 cents per Share

Capitalisation Rate Adjusted net property income divided by the property valuation where net property income is adjusted for the amount by which the contracted rent is above or below prevailing market rents, vacancies and any tenant incentives that exist at valuation date

CGT Capital gains tax

CHESS Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532

CHESS Approved Securities Securities in respect of which approval has been given by the securities clearing house (being the body corporate approved or licensed under the Corporations Act, namely, ASTC) in accordance with the ASTC Settlement Rules

Company Becton Property Group Limited (ACN 095 067 771)

Company Register The register of Shareholders/Stapled Security Holders maintained by the Company/Group in accordance with section 169 of the Corporations Act

Conditions The conditions precedent to implementation of the Proposal as set out in Section 6.10 of this Explanatory Memorandum

Constitution The constitution of the Company

Convertible Noteholders A holder of a Convertible Note

Convertible Notes the convertible notes issued by the Company pursuant to a replacement prospectus dated 3 June 2005

Corporate Shareholders Shareholders who are companies

Corporations Act The Corporations Act 2001 (Cth) for the time being in force together with the regulations made pursuant to the Corporations Act

cps cents per security

Directors The directors of the Company

Disclosure Document The prospectus and PDS in relation to the offer of Stapled Securities by the Group expected to be issued shortly after the AGM

Distributions In relation to the Group means distributions comprising dividends in respect of Shares and distributions in respect of Units

DMF Deferred management fees as referred to in Section 9.2

EBIT Earnings before interest and tax

EBITDA Earnings before interest, tax, depreciation and amortisation

Employee Share Plans or **the Plans** The Becton Deferred Employee Share Plan and the Becton Exempt Employee Share Plan under which the Company currently issues Shares to its employees as defined under the Plan Rules and under which the Group will issue Stapled Securities if the Proposal is implemented

EPS Earnings per Share or Stapled Security

Ernst & Young Ernst & Young Transaction Advisory Services Limited ABN 87 003 599 844, Australian Financial Services Licence No. 240585

Escrow Shares Shares held by Management Shareholders the subject of voluntary escrow arrangements as described in Section 6.7

Executive Directors Where relevant, the executive directors of the Company being Max Beck, Hamish Macdonald and Mark Taylor, and the Responsible Entity being Max Beck, Hamish Macdonald, Mark Taylor and Matthew Chun

Explanatory Memorandum This information document accompanying the Notice of Meeting to Shareholders for the AGM

Forecast The financial forecasts for the Company, Trust or Group for the financial year ending 30 June 2007 detailed in Section 9.2 as if the Stapling was effective from 1 December 2006

Forecast Period The period from 1 July 2006 to 30 June 2007

Foreign Shareholder A Shareholder who is a citizen or resident of a jurisdiction outside Australia and New Zealand or who is located in or whose address in the Company Register is a place outside Australia and New Zealand and their respective external territories, unless the Responsible Entity is satisfied before the Implementation Date that it is not precluded from lawfully issuing Units to the Shareholder either unconditionally or after compliance with conditions which the board of directors of the Responsible Entity in its sole discretion regards as acceptable and not unduly onerous

FUM Funds under management

FY or **Financial Year** The financial year ended 30 June

Group The Company, the Trust and all of their Subsidiaries as at the date of this Explanatory Memorandum

GST Any goods and services tax, consumption tax, value added tax or any similar impost or duty which is or may be levied or become payable in connection with the supply of goods or services

HIN Holder identification number

Implementation Date The date on which the Capital Return, Special Dividend and Stapling are effected, anticipated to be 1 December 2006

Independent Expert Ernst & Young Transaction Advisory Services Limited ABN 87 003 599 844, AFSL No. 240 585

Independent Expert's Report The report dated 11 September 2006 referred to in Section 11 of this Explanatory Memorandum

Investigating Accountant PricewaterhouseCoopers Securities Limited ABN 54 003 311 617, AFSL No. 244 572

Investigating Accountant's Report The Investigating Accountant's report on historical and forecast financial information in Section 10

Issue Price The price in relation to the issue of Stapled Securities under the proposed capital raising

Listing Admission to the official list of the ASX

Macquarie Macquarie Equity Capital Markets Limited ABN 60 001 374 572, AFSL No. 240681

Management Shareholder Selldown the selldown by the Management Shareholders of approximately 88.4 million Stapled Securities (see Section 6.7)

Management Shareholders The directors and senior management of the Group described in Exhibit 6.2

Market Price The closing price on SEATS (as defined in the ASX Market Rules) excluding special pricings, overnight sales and exchange traded option exercises

New Issue The offer by the Group of approximately $183.1 million worth of new Stapled Securities. See Section 6.6

Notice of Meeting The notice which accompanies this Explanatory Memorandum and sets out the Resolutions and other resolutions to be considered at the AGM

NPAT Net profit after income tax

NTA Net tangible assets per security

Payout Ratio Proportion of net profit after tax paid out as dividends and distributions

PDS Product Disclosure Statement

Plan Rules The rules of either the Deferred Employee Share Plan or the Exempt Employee Share Plan as appropriate

Plan Trustee BPG Employee Share Plan Managers Pty Ltd (ACN 116 319 816)

Proposal The proposed Stapling and associated Capital Raising

Proxy Form The form enclosed with the Notice of Meeting via which Shareholders can vote on the resolutions to be considered at the AGM

Public Trading Trust has the meaning given to that term in the Tax Act

Record Date 7.00pm (Melbourne time) on the fifth Business Day following the Implementation Date, or such other date as agreed between the Company and the Responsible Entity and permitted by the ASX

Recurring Earnings EBIT from business activities characterised by a degree of certainty including retirement management, funds management and property investment

Registry Link Market Services Limited ABN 54 083 214 537

Resolutions Resolutions 9 and 10 to be deliberated at the AGM as set out in the Notice of Meeting accompanying this document

Responsible Entity Becton Investment Management as the operator of a Managed Investment Scheme as defined in chapter 5C of the Corporations Act

Sector Funds The office, industrial and retail sector property funds managed by Becton Investment Management in which the Trust will hold beneficial interests

Share An ordinary share in the Company

Share Consolidation The consolidation of the Company's share capital on the basis that every four existing Shares on issue will be consolidated into one fully paid Share (with any fractional entitlements rounded up)

Shareholder A holder of Shares in the Company

Special Dividend the dividend to be paid to Shareholders, registered as the holders of Shares as at the Record Date anticipated to be 6.4 cents per Share, of which 1.5 cents per Share is to be paid in cash

SPTs The single property trusts managed by Becton Investment Management and in which BDPF will hold interests

SRN Security holder registration number

Stand-alone Forecast the forecast income statement for the year ending 30 June 2007 for the Company

Stapled or Stapling In the case of two or more securities, being on the Official List together so that one such security may not be dealt with without the other or others being dealt with in an identical manner and at the same time and with such restriction on dealing being denoted on the register of each such Stapled Security

Stapled Security One Share and one Unit in their legal capacity as separate securities but which are traded together following Stapling in accordance with the Company's Constitution, the Trust Constitution and the Stapling Deed

Stapled Security Holder A holder of a Stapled Security

Stapling Deed A deed to be entered into between the Company and the Responsible Entity which regulates the stapling of the Company to the Trust

Subsidiaries Has the meaning given to it in the Corporations Act

Tax Act Collectively, the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) and the Income Tax Rates Act 1986 (Cth)

Tax Law Australian income tax legislation and established interpretations of that legislation

Taxation Report the tax report contained in Section 12

Trust Becton Property Trust ARSN 121 032 095

Trust Constitution The constitution, dated 28 July 2006, pursuant to which the Trust was constituted and is regulated

Trustee Sandhurst Trustees Limited ABN 16 004 030 737, being the trustee in relation to the Convertible Notes

Unit An ordinary unit in the Trust

Unitholder A holder of Units

WALE Weighted Average Lease Expiry

DIRECTORY

Company
Becton Property Group Limited
ABN 64 095 067 771

Registered Office
Level 7, 470 St Kilda Road
Melbourne VIC 3004
Telephone: +613 9832 9000
Facsimile: +613 9832 9090
Web: www.becton.com.au

Board of Directors
Maxwell Beck
Brian Pollock
Robert Critchley
William J. Conn
Michael Naphtali
Hamish Macdonald
Mark Taylor

Company Secretaries
Andrew Metcalfe
Mark Taylor

Company Auditor
PricewaterhouseCoopers
Freshwater Place
Southbank VIC 3006

Becton Information Line
1300 856 499
Web: www.becton.com.au

Registry
Link Market Services
Level 4, 333 Collins Street
Melbourne VIC 3000
Telephone: 1300 554 474
Facsimile: +612 8280 7761
Web: www.linkmarketservices.com.au

Financial Advisor
Macquarie Bank Limited
Level 23, 101 Collins Street
Melbourne VIC 3000

Legal Advisor
Freehills
Level 42, 101 Collins Street
Melbourne VIC 3000

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
Freshwater Place
Southbank VIC 3006

Taxation Advisor
PricewaterhouseCoopers
Freshwater Place
Southbank VIC 3006

Independent Expert
Ernst & Young Transaction Advisory Services Limited
8 Exhibition Street
Melbourne VIC 3000

BECTON

Exhibit (b)

Becton Property Group Limited

ABN 64 095 067 771

Notice of Annual General Meeting

Notice is hereby given that the 2006 Annual General Meeting of Becton Property Group Limited will be held in the Bourke Room at the Rialto Hotel on Collins, 495 Collins St, Melbourne, Victoria on Wednesday, 18 October 2006 at 10.30am.

NOTICE OF ANNUAL GENERAL MEETING

An Annual General Meeting of Becton Property Group Limited will be held in the Bourke Room at the Rialto Hotel on Collins, 495 Collins St, Melbourne, Victoria on Wednesday, 18 October 2006 at 10.30am.

ORDINARY BUSINESS

Financial Reports for the year ended 30 June 2006

To receive and consider the Financial, Directors' and Auditor's Reports for the year ended 30 June 2006.

Resolution 1: Re-election of Director

To re-elect Mr Max Beck, who retires as a Director in accordance with clause 10 of the constitution of the Company and, being eligible, offers himself for re-election.

Resolution 2: Election of Director

To re-elect Mr Robert Critchley, who retires as a Director in accordance with clause 10 of the constitution of the Company and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

Resolution 3: Adoption of the Remuneration Report

To vote on a non-binding resolution to adopt the Remuneration Report, as set out in the 2006 Annual Report.

Resolution 4: Increase in Aggregate Cap on Non-executive Directors' Fees

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That pursuant to clause 10.4 of the Company's constitution, the maximum amount payable in aggregate to Non-executive Directors as remuneration for their services in any year be increased by $200,000 to a fixed amount not exceeding $500,000 per annum."

Voting exclusion

The Company will disregard any votes cast on this resolution by a Director or their associates, except where the vote is cast:

- by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5: Adoption of new constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

"With effect from the close of this meeting, the existing constitution of the Company is repealed and the constitution in the form tabled at the meeting and signed by the Chairman for identification is adopted as the constitution of the Company."

Resolution 6: Adoption of proportional takeover approval provision

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That clause 9 of the Company's constitution be adopted in the following form with immediate effect:

9. Plebiscite to approve proportional takeover bids

9.1 Definitions

In this clause 9:

(a) ***approving resolution**, in relation to a proportional takeover bid, means a resolution to approve the proportional takeover bid passed in accordance with clause 9.3;*

(b) ***approving resolution deadline**, in relation to a proportional takeover bid, means the day that is 14 days before the last day of the bid period, during which the offers under the proportional takeover bid remain open or a later day allowed by the Australian Securities and Investments Commission;*

(c) ***proportional takeover bid** means a takeover bid that is made or purports to be made under section 618(1)(b) of the Corporations Act in respect of securities included in a class of securities in the Company; and*

(d) ***relevant class**, in relation to a proportional takeover bid, means the class of securities in the Company in respect of which offers are made under the proportional takeover bid.*

9.2 Transfers not to be registered

Despite rules 8.1(c) and 8.3, a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid must not be registered unless an approving resolution to approve the proportional takeover bid has been passed or is taken to have been passed in accordance with clause 9.3.

9.3 Approving resolution

(a) *Where offers have been made under a proportional takeover bid, the directors must:*

(1) *convene a meeting of the persons entitled to vote on the approving resolution for the purpose of considering and, if thought fit, passing a resolution to approve the proportional takeover bid; and*

(2) *ensure that the resolution is voted on in accordance with this clause 9.3,*

before the approving resolution deadline.

(b) *The provisions of this constitution relating to general meetings apply, with such modification as the circumstances require, to a meeting that is convened under clause 9.3(a), as if that meeting were a general meeting of the Company.*

(c) *The bidder under a proportional takeover bid and any associates of the bidder are not entitled to vote on the approving resolution and if they do vote, their votes must not be counted.*

(d) *Subject to clause 9.3(c), a person who, as at the end of the day on which the first offer under the proportional takeover bid was made, held securities of the relevant class, is entitled to vote on the approving resolution relating to the proportional takeover bid.*

(e) *An approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.*

(f) *If an approving resolution has not been voted on in accordance with this clause 9.3 as at the end of the day before the approving resolution deadline, an approving resolution will be taken to have been passed in accordance with this clause 9.3 on the approving resolution deadline.*

9.4 Sunset

Clauses 9.1, 9.2 and 9.3, cease to have effect on 17 October 2009."

Resolution 7: Consolidation of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to resolution 8 being passed, in accordance with the Company's constitution and with effect from the date of this Meeting, the issued capital of the Company comprising 310,506,951shares be consolidated on the basis that each 4 of the existing fully paid shares in the issued capital of the Company be consolidated into 1 fully paid share, and if a member would hold shares including a fraction of an ordinary share upon such consolidation, the holding of that member be rounded up to the next whole share."

Resolution 8: Effect of consolidation on convertible notes

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to resolution 7 being passed, approval is given for the purposes of ASX Listing Rule 7.21 to a rounding up of the number of securities to be received on conversion of the convertible notes issued by the Company, to the extent that the implementation of the consolidation proposed by resolution 7 would otherwise result in an entitlement to a fraction of a security upon conversion."

Resolution 9: Approval of Capital Reduction to facilitate Stapling

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to resolution 10 being passed and all other conditions precedent to the Proposal being satisfied, approval is given in accordance with section 256C(1) of the Corporations Act for the Company to reduce its share capital by paying each person who is a shareholder of the Company on the Record Date the amount of 28.9 cents for each ordinary share in the Company they hold on that date."

Resolution 10: Approval of New Issue of Stapled Securities

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to resolution 9 being passed and all other conditions precedent to the Proposal being satisfied, approval is given for the purposes of ASX Listing Clause 7.1 and all other purposes to the issue of $183.1 million worth of new Stapled Securities by way of a public offer to Australian residents, as described in the Explanatory Notes."

Voting exclusion

The Company will disregard any votes cast on this resolution by:

- a person who may participate in the proposed issue;
- any person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity as a holder of ordinary securities); and
- associates of those persons.

However, the Company will not disregard a vote cast:

- by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: if you are a shareholder and you would like to participate in the New Issue when it is offered, you should not vote on this resolution.

Resolution 11: Approval for return of capital to convertible noteholders

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That, subject to resolutions 9 and 10 being passed and all other conditions precedent to the Proposal being satisfied, approval is given in accordance with section 256C(2) of the Corporations Act for the Company to reduce its share capital by paying a maximum of $20 million to holders of 2010 Convertible Notes who convert their notes and acquire Stapled Securities as described in the Explanatory Notes."

Voting exclusion

The Company will disregard any votes cast in favour of this resolution by shareholders who are also holders of convertible notes, and their associates.

By Order of the Board

Andrew Metcalfe

Company Secretary

11 September 2006

INFORMATION FOR VOTING SHAREHOLDERS

Voting Entitlements

For the purpose of determining a person's entitlement to vote at the Meeting, a person will be recognised as a member and the holder of Shares if that person is registered as a holder of Shares at 7pm (Melbourne time) on Monday 16th October 2006.

Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the appointment does not specify the proportion or number of votes, each proxy may exercise half of the votes (in which case any fraction of votes will be disregarded).

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) must be completed and returned to the Company no later than 10.30am (Melbourne time) on Monday 16th October 2006 by:

- lodging it with Link Market Services (Level 12, 680 George Street, Sydney, NSW 2000) or the Company at its registered office (Level 7, 470 St Kilda Road, Melbourne, Victoria, 3004);
- posting it in the reply paid envelope to Link Market Services (Locked Bag A14, Sydney, NSW 1235); or
- faxing it to Link Market Services (facsimile +612 9287 0309).

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation's place of incorporation. The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice of Meeting.

Statement Regarding Undirected Proxies

As disclosed on the proxy form it is the intention of the Chairman of the Meeting to vote any undirected proxies in favour of all resolutions. Pursuant to the ASX Listing Rules the proxy form is required to contain certain disclosures regarding the voting intentions of the Chairman regarding undirected proxies. Shareholders are advised to read the proxy form carefully.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation's place of incorporation, or in any other manner satisfactory to the Chairman of the Meeting) a natural person to act as its representative at the Meeting.

Voting Entitlement

On a poll, members have one vote for every fully paid ordinary share held.

Definitions

Capitalised terms that are not defined in this Notice of Meeting will have the meaning given to them in the Explanatory Memorandum.

EXPLANATORY NOTES

ORDINARY BUSINESS

Financial Reports for the year ended 30 June 2006

The 2006 Annual Report of the Company has been sent to all shareholders. Shareholders will be given time at the Meeting to ask questions to the Board and the Auditor on matters contained in the Annual Report. Questions can be submitted in advance of the Meeting by completing and returning the form attached to this Notice by 11 October 2006.

Resolutions 1 & 2 – Re-election of Directors

(a) Background

Clause 10 of the Company's existing constitution provides that a Director may not hold office without re-election beyond 3 years following the meeting at which the Director was last elected.

Set out below are relevant biographical details for the two Directors seeking re-election at the Meeting.

Max Beck

Executive Chairman, aged 64.

Max has over 40 years' experience in the building and construction industry. In addition to his current position as Executive Chairman of Becton and deputy chairman of the Royal Children's Hospital, Max has served on numerous public boards and committees, including the Melbourne Major Events Company Limited, the Melbourne Neuromuscular Research Centre, the organisational committee for the 2004 Prime Minister's Olympic dinner, the Melbourne Chapter of the Children's International Summer Villages and the 1996 Melbourne Olympic Bid.

Max is chairman of Becton's Remuneration Committee.

Robert Critchley, B.Ec, CPA

Independent, Non-executive Director, aged 62.

Bob is a Strategic Workforce Consultant and published author. Previously, he was International President for DBM Inc, the world's leading outplacement and career management company, responsible for its global operations. He has over 25 years' experience in the banking and finance industry – in Australia and overseas. Bob is currently a director of Coates Hire Ltd, Noni B Limited, Thomas & Coffey Limited and Trent Capital Limited.

Bob is a member of Becton's Remuneration Committee.

(b) Required majority

As ordinary resolutions, each of resolutions 1 and 2 must be approved by a majority of shareholders present at the Meeting (either by proxy or in person) and entitled to vote.

(c) Recommendation

Your Directors (other than Max and Bob) recommend that shareholders vote in favour of resolutions 1 and 2.

SPECIAL BUSINESS

*This section of the notice contains information regarding the items of special business to be considered at the Meeting. Resolutions 9 and 10 relate to the Proposal described in the Explanatory Memorandum dated 11 September 2006 ("**Explanatory Memorandum**"). Resolutions 5, 7, 8 and 11 deal with other matters that are relevant to the Proposal and are described in the Explanatory Memorandum. The Explanatory Memorandum forms part of, and should be read in conjunction with, this Notice.*

Resolution 3 – Adoption of Remuneration Report

(a) Background

The Remuneration Report, which forms part of the Directors' Report in the 2006 Annual Report, contains details of Director and senior executive remuneration for the 2006 financial year.

A reasonable opportunity will be provided at the Meeting for shareholder discussion of the Remuneration Report. In accordance with the Corporations Act, the chair must put to shareholders a non-binding resolution to adopt the Remuneration Report.

(b) Advisory vote

The vote on the Remuneration Report is advisory only and does not bind the Directors or the Company. However, the Directors will take the outcome of the vote into consideration when setting the Company's remuneration policy for future financial years.

Resolution 4 – Increase in Aggregate Cap on Non-executive Directors' Fees

(a) Background

Shareholder approval is sought to increase the maximum amount available annually for the aggregate Non-executive Directors' fees under clause 10.4 of the Constitution to $500,000 per year, being an increase of $200,000 per year above the current limit of $300,000 approved by shareholders at the annual general meeting of the Company held on 28 October 2005.

Details of the Company's policy for determining and reviewing Non-executive Directors' fees are set out in the Remuneration Report to the 2006 Annual Report. Aggregate fees (inclusive of superannuation) paid to Non-executive Directors during the 2006 financial year were $270,000, which is approaching the current limit.

(b) Reasons for seeking increase

If the Proposal set out in the Explanatory Memorandum proceeds, the size and scope of the Group's activities will expand significantly. If implemented, the Proposal will more than double the current market capitalisation of the Group and will add further complexity to its administration. The Board of the Company will have an increased level of responsibility in their oversight of the operations and governance of the stapled entity.

Furthermore, as the Group's operations continue to expand in both scope and scale, the Board considers it desirable to have the flexibility to recruit additional Non-executive Directors if required.

The proposed increase in the aggregate fee cap will therefore allow the Board to accommodate any increase in the number of Non-executive Directors, whilst allowing the fees paid to all Non-executive Directors to be set at a level which reflects their increasing role, responsibilities and time commitment.

(c) Required majority

As an ordinary resolution, resolution 4 must be approved by a majority of shareholders present at the Meeting (either by proxy or in person) and entitled to vote.

Resolution 5 – Adoption of new constitution

(a) Background

Since the constitution was adopted in 2004 there have been various changes to the Corporations Act and the Listing Rules of the Australian Stock Exchange (**Listing Rules**), as well as general changes in corporate practice. These changes affect various provisions in the existing constitution. Rather than introducing a substantial number of amendments, your Directors consider that it would be administratively simpler for the Company to adopt a new constitution that incorporates these changes.

(b) Overview of major changes

Many of the proposed modifications are administrative or relatively minor in nature. An outline of the principal changes from the Company's existing constitution is set out below.

Shares

New clause 15.3(b) extends the ancillary powers of the Directors under the constitution. It provides that, where a distribution or issue of specific assets, shares or securities to a particular member or group of members is, in the Directors' discretion, considered impracticable, or would give rise to unmarketable parcels of securities, the Directors may make a cash payment to those members instead of making the distribution or issue to those members.

Whilst new clause 15.3(b) is of general application, new clause 19.2 relates specifically to a proposed Stapling. New clause 19.2 gives the Directors a power to compulsorily acquire the shares of a particular member or members where the Directors form the opinion that the acquisition of those shares is necessary to facilitate a proposed Stapling due to regulatory restrictions in the jurisdictions in which the affected members are based. Members who have their shares acquired pursuant to clause 19.2 will have their shares sold or otherwise realised for value by the Company on their behalf, and will receive the proceeds. Clause 19.2 only applies to those shareholders who acquire shares after the date the new constitution is adopted (ie after the date of the Meeting, assuming that resolution 5 is passed).

Both these clauses have been included in the new constitution for the specific purpose of enabling the Company to compulsorily acquire the shares held by foreign shareholders based in jurisdictions in which it is not practicable or possible for the Company to obtain the regulatory approvals required to issue units as part of the Stapling (as described in section 6.3 of the Explanatory Memorandum). The Directors intend to take all reasonable steps to ensure that foreign shareholders can participate in the Stapling, but have formed the view that it is desirable to include a compulsory acquisition power in the new constitution to ensure that the Stapling can proceed even if regulatory approvals cannot be obtained in some overseas jurisdictions.

Proposed new clause 8.5(i) clarifies that, when selling non-marketable parcels of shares, the test for what constitutes a marketable parcel is applied at a registered holding level not an individual member level (ie where a member has multiple shareholdings, each of which is less than a marketable parcel, then all of the member's shares may be sold pursuant to clause 8.5).

Dividends

New clause 15.1 clarifies that only the Directors have a power to authorise payment of interim and final dividends. This is consistent with general corporate law principles, which provide that the determination of dividends is a matter reserved for the Directors.

In addition, new clause 15.1 sets out procedures under which the Company may distribute dividends via the use of a direct crediting facility. This is consistent with other provisions in the constitution which allow the Company to take advantage of ongoing technological advancements facilitating advanced speed and security of electronic communications with members.

Whilst the new clause 15.1 includes flexibility for the Directors to mandate the direct crediting of dividends should the Company consider it desirable to do so at some point in the future, the Board presently has no intention to mandate the direct crediting of dividends.

Directors

In light of recent changes to the Listing Rules, new clause 11.1(l) imposes a requirement for the nomination of persons (other than existing Directors or persons nominated by the Board) for election as a Director to be notified 45 business days prior to the general meeting, reflecting the need to give 28 days' clear notice of the meeting and the time required for printing and distribution of a notice of meeting.

Changes have also been made to the provisions of the constitution regarding the conduct of directors' meetings, to bring these provisions in line with general practice for listed companies. In particular:

- new clause 11.6(h) provides that a director who has an interest in a matter that is being considered at a meeting of directors may, despite that interest vote, be present and be counted in quorum at the meeting unless that it prohibited by the Corporations Act;
- old clause 10.8(i), regarding the procedure for resolving a deadlock at a directors' meeting has been removed;
- references to minority directors have been removed, as this concept is not relevant to the Board of a listed company and is out of step with corporate governance principles; and
- clause 10.2 of the existing constitution, which allows for a Director to be removed by written notice signed by members holding 60% or more of the issued shares in the Company, has been deleted. This clause is out of step with the procedures set out in section 203D of the Corporations Act and is inconsistent with general practice for listed companies.

Notices

The existing notice provisions contained in the constitution have been replaced to reflect current market practice. The new rules clarify that where a notice is sent by fax or electronic transmission the notice is taken to have occurred at the time the fax or electronic transmission is sent. A new clause has also been inserted to deal with notice given to and by the Directors of the Company.

Business at general meetings

Clause 9.3 of the constitution, which specified the business of a general meeting that was special business has been deleted, as section 250R of the Corporations Act identifies ordinary and special business for annual general meetings. Removing this clause will avoid any inconsistencies that may arise between the Company's constitution and the Corporations Act.

(c) Inspection of constitution

Copies of the existing constitution and the proposed new constitution are available for inspection at Level 7, 470 St Kilda Road, Melbourne 3004 prior to the Meeting.

Copies will also be available for inspection at the Meeting.

(d) Required majority

As a special resolution, resolution 5 must be approved by more than 75% of shareholders present at the Meeting (either by proxy or in person) and entitled to vote.

Resolution 5 is not conditional upon any of the other resolutions being proposed at this Meeting; if the required majority is obtained, the change to the constitution proposed by resolution 5 will take effect immediately upon close of the Meeting.

(e) Recommendation

Your Directors recommend that shareholders vote in favour of resolution 5.

Resolution 6 – Adoption of proportional takeover provision

(a) Background

As part of the proposal to adopt a new constitution under resolution 5, it is intended to insert clause 9, which is a proportional takeover approval provision.

The Corporations Act sets out the terms of the relevant provisions to be included in the constitution. The Corporations Act also requires that we provide you with sufficient information to make an informed decision on whether to support or oppose the resolution.

(b) Why do we need the proportional takeover approval provisions?

In a proportional takeover bid, the bidder offers to buy a proportion only of each shareholder's shares in the target company.

This means that control of the company may pass without shareholders having the chance to sell all their shares to the bidder. The bidder may take control of the company without paying an adequate amount for gaining control.

In order to deal with this possibility, a company may provide in its constitution that if a proportional takeover bid is made for shares in the company, shareholders must vote on whether to accept or reject the offer and that decision will be binding on all the shareholders.

The benefit of the provision is that shareholders are able to decide collectively whether the proportional offer is acceptable in principle and it may ensure that any partial offer is appropriately priced.

(c) What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the Directors must ensure that shareholders vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority.

Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote, but the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn.

If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Corporations Act and the Company's constitution.

The Directors will breach the Corporations Act if they fail to ensure the approving resolution is voted on. However, if the resolution is not voted on, the bid will be taken to have been approved.

The proportional takeover approval provisions do not apply to full takeover bids and only apply for 3 years after the date of adoption of the constitution. The provisions may be renewed, but only by a special resolution of shareholders.

(d) No person to acquire or increase its substantial interest

At the date of this Notice, no Director is aware of a proposal by a person to acquire, or to increase, a substantial interest in the Company.

(e) Potential advantages and disadvantages

As at the date of this Notice, several of the Directors are substantial shareholders in the Company. In particular, Max Beck has a relevant interest in a majority of the Company's shares.

As they hold a majority of the shares in the Company between them, the Directors (in their capacity as shareholders) are less likely to need the protection of a proportional takeover approval provision than other minority shareholders.

The potential advantages of the proportional takeover approval provisions for shareholders of the Company are:

- you will have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- the provisions may help shareholders avoid being locked in as a minority;
- an increase in the bargaining power of shareholders which may ensure that any partial offer is adequately priced; and
- knowing the view of the majority of shareholders may help each individual shareholder assess the likely outcome of the proportional takeover bid and to decide whether to accept or reject that offer.

The potential disadvantages for shareholders of the Company include:

- proportional takeover bids for shares in the Company may be discouraged;
- shareholders may lose an opportunity of selling some of their shares at a premium; and
- the chance of a proportional takeover bid being successful may be reduced.

As the Company has not previously had proportional takeover provisions in its constitution, there has been no example against which to review the advantages or disadvantages of the provisions for the Directors and the shareholders, respectively.

Notwithstanding their own shareholdings in the Company, the Directors consider that the potential advantages for minority shareholders of the proportional takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful.

(f) Required majority

As a special resolution, resolution 6 must be approved by more than 75% of shareholders present at the Meeting (either by proxy or in person) and entitled to vote.

Resolution 6 is not conditional upon any of the other resolutions being proposed at this Meeting; if the required majority is obtained, the change to the constitution proposed by resolution 6 will take effect immediately upon close of this meeting.

(g) Recommendation

Your Directors recommend that shareholders vote in favour of resolution 6.

Resolutions 7 & 8 – Consolidation of share capital

(a) Background

Resolutions 7 and 8 propose a consolidation of the Company's existing share capital. It is anticipated that this restructure will produce a more representative and less volatile share price for the Company.

The Company currently has on issue 310,506,951 ordinary shares, all of which are fully paid. Resolutions 7 and 8 propose to consolidate the existing share capital on the basis of 1 share for every 4 shares currently held.

(b) Reasons for consolidation

The consolidation is intended to reduce the number of shares on issue and establish a share price which is more appropriate for a listed entity of the Company's size.

(c) Impact on shareholding

If the consolidation is approved, each shareholder will then hold one quarter of the shares they held prior to the consolidation, subject to rounding.

The restructure will not involve the payment of or distribution of any amounts to shareholders and will not affect the Company's paid up capital or market capitalisation.

Furthermore, the aggregate value of each shareholder's proportional interest in the Company should not materially change solely as a result of the consolidation (the only changes should be non-material changes due to rounding).

Shareholders should note that although the share consolidation is intended to be beneficial for the Company's share price, immediately after consolidation the Company's shares may trade higher or lower than four times the pre-consolidation market price. In particular, the Company's share price may change materially if resolutions 9 and 10 are passed and the Proposal proceeds. The potential benefits and risks of the Proposal, are set out in section 7 of the Explanatory Memorandum.

(d) Share fractions

Resolution 7 authorises fractions of shares resulting from the consolidation to be rounded up to the next highest number.

All shares will be registered as fully paid up.

(e) Treatment of convertible notes

If the Company's shares are consolidated, the terms of conversion of the Company's convertible notes will change to ensure that holders of convertible notes will receive 1 share for every 4 notes held, rather than the current conversion ratio of 1 note for 1 share. This will ensure that noteholders' economic entitlements upon conversion are the same before and after the share consolidation.

To achieve complete economic equality before and after the share consolidation, noteholders' entitlements on conversion must be rounded in an identical fashion to the rounding of shares on consolidation. Listing Rule 7.21 requires that shareholder approval be obtained for this change to the convertible notes terms. Resolution 8 is being put to shareholders for this purpose.

Following consolidation, the Company's convertible notes will be quoted on ASX on a deferred settlement basis for 10 business days, immediately following the date of the Meeting.

(f) Treatment of shares held under Employee Share Plans

Shares held by the Plan Trustee on behalf of employees participating in the Deferred Employee Share Plan and the Exempt Employee Share Plan ("Plans") will be consolidated on the same basis as shares held by other ordinary shareholders. Section 6.14 of the Explanatory Memorandum contains further details regarding the implications of the consolidation and Stapling for participants in the Plans.

(g) Australian tax implications

The share consolidation will have no tax implications for shareholders whose shares are consolidated.

(h) ASX Quotation of Company shares

Following consolidation (which, if resolutions 7 and 8 are passed, will take effect immediately upon close of the Meeting), the Company's shares will be quoted on ASX on a deferred settlement basis for the 10 business days immediately following the date of the Meeting.

The Company will despatch new holding statements no later than Wednesday, 1 November 2006 and trading of the Company's shares will resume on a normal basis on on Thursday 2 November 2006.

(i) Required majority

As ordinary resolutions, each of resolutions 7 and 8 must be approved by a majority of shareholders present at the Meeting (either by proxy or in person) and entitled to vote.

As resolutions 7 and 8 are inter-conditional, the proposed consolidation will not proceed unless both resolutions are passed. If approved, the consolidation will take effect immediately upon close of the Meeting.

(j) Recommendation

Your Directors recommend that shareholders vote in favour of resolutions 7 and 8.

Resolution 9 - Approval of Capital Reduction

(a) Background

In order to implement the Stapling (as described in the Explanatory Memorandum), it is proposed that each shareholder be paid:

- a capital distribution of 28.9 cents (Capital Reduction); and
- a fully franked dividend of 6.4 cents,

for each fully paid ordinary share in the Company that they hold on the nominated Record Date. The Record Date has not yet been determined, but is expected to be in early December 2006. The actual Record Date will be notified to shareholders once it has been decided (in accordance with the ASX Listing Rules).

Of the 6.4 cent dividend, 1.5 cents will be paid to shareholders in cash. The balance of the dividend (4.9 cents per share) and the entire capital distribution will be paid by way of an in-specie distribution of one unit in Becton Property Trust (**Trust**) for each share held.

These dividend and capital return amounts are based on the share capital of the Company at the date of this notice and will change proportionately if resolutions 7 and 8 are passed and the proposed share consolidation proceeds.

Section 256C of the Corporations Act requires that the proposed Capital Reduction be put to shareholders for approval, as the distribution would result in a reduction of the Company's paid-up capital. The proposed Capital Reduction is an equal reduction for the purposes of the Corporations Act, on the basis that it applies equally to each holder of shares in proportion to the number of shares they hold on the Record Date, and therefore requires shareholder approval by ordinary resolution.

The effect on the Company and its shareholders if the Capital Reduction occurs, together with all other factors which are material to the making a decision by shareholder whether to approve the Capital Reduction, are set out in full in the Explanatory Memorandum (which forms part of this Notice of Meeting).

The Directors believe that, taking into account all relevant matters, the Capital Reduction is in the best interests of the Company and its shareholders, and will not materially prejudice the ability of the Company to pay its creditors.

(b) Other material information

As disclosed in the 2006 Annual Report, Directors have interests in Becton ordinary shares. Accordingly, they will benefit from the proposed Capital Reduction in relation to these interests on the same basis as other shareholders in the Company.

There is no other information material to the making of a decision by shareholders whether or not to vote in favour of the proposed Capital Reduction (being information that is known to the Directors which has not previously been disclosed to shareholders) other than as set out in the Explanatory Memorandum.

(c) Required majority

As an ordinary resolution, the Capital Reduction must be approved by a majority of shareholders present at the Meeting (either in proxy or in person) and entitled to vote.

Even if approved by shareholders, the Capital Reduction remains subject to:

- all other conditions precedent to the Proposal (as set out in section 6.10 of the Explanatory Memorandum) being satisfied; and
- resolution 10 being passed by the required majority of shareholders.

(d) Recommendation

The Board recommends that shareholders vote in favour of resolution 9.

Resolution 10 – Approval of New Issue

(a) Background

Listing Rule 7.1 of the ASX Listing Rules restricts listed companies from issuing more than 15% of their capital in a 12 month period without shareholder approval ("**15% limit**").

As part of the Proposal described in the Explanatory Memorandum, the Company intends to conduct an issue of new Stapled Securities by way of a public offer to Australian residents. It is the Directors current intention to offer $183.1 million worth of new Stapled Securities ("**New Issue**") under the public offer. The offer of $183.1 million worth of Stapled Securities is underwritten

If resolution 10 is passed, the issue of new Stapled Securities pursuant to the New Issue will not be counted towards the 15% limit for the purposes of Listing Clause 7.1. The effect of this resolution is to ensure that the Company still has the flexibility to issue Stapled Securities, options and other securities over the next 12 months without the need to seek further shareholder approval.

Subject to shareholders approving the Proposal (by passing resolutions 9 and 10 at the Annual General Meeting), a combined PDS and prospectus setting out the full terms of the New Issue will be lodged with ASIC shortly after the Meeting ("**the Prospectus**").

The Listing Rules require that, where shareholders are being asked to consider a resolution to approve an issue of securities by the Company, the Notice of Meeting must include certain specified information regarding the relevant issue. This information is set out in Schedule 1 below. Full details regarding the New Issue will be set out in the Prospectus.

(b) Details of the Offer

The Board of the Company seeks shareholder approval under resolution 10 for the following issue of new Stapled Securities:

SCHEDULE 1 – Details of share issue

Date of issue	Expected to be in early December 2006, but in any case, no later than 3 months from the date of the AGM.
Date of allotment	The same date as the date of issue.
Type of security	Stapled Securities, each of which comprises one share in Becton Property Group Limited and one unit in Becton Property Trust.
Issue Price	To be determined with reference to market conditions at the time of the New Issue, and in any case no less than 80% of the average market price of Becton shares (adjusted for the special dividend payable as part of the Stapling) over the last 5 trading days prior to the date the Prospectus is signed.
Number of Stapled Securities to be issued	The Company is seeking approval to issue $183.1 million worth of Stapled Securities. The maximum number of Stapled Securities to be issued will be $183.1 million divided by the Issue Price, rounded down to the nearest whole number.
Terms	Each new Stapled Security will comprise: • a share, which will rank the same in all respects as other ordinary shares in Becton Property Group Limited on issue; and • a unit, which will rank the same in all respects as other units in Becton Property Trust on issue. The terms of units in Becton Property Trust are set out in section 13.1 of the Explanatory Memorandum.
Allottees	The New Issue will include an offer to existing shareholders, institutional investors, broker clients, eligible employees of the Company and other retail investors. In the event the New Issue is oversubscribed, existing shareholders and eligible employees who successfully apply for new Stapled

	Securities will receive a priority allocation.
Intended use of funds	The Company and Trust will use the proceeds they receive through the New Issue to reduce borrowings and assist in funding the acquisition of interests in the syndicate and sector funds currently managed by Becton Investment Management Limited. This will provide the Becton Property Group with the capacity to pursue further development, acquisition and investment opportunities. Further details of the intended use of the funds are set out in section 6.6 of the Explanatory Memorandum.

(c) Required majority

As an ordinary resolution, resolution 10 must be approved by a majority of shareholders present at the Meeting (either in proxy or in person) and entitled to vote. Even if approved by shareholders, the New Issue will remains subject to:

- resolution 9 being passed by the required majority of shareholders; and
- all other conditions precedent to the Proposal (as set out in section 6.10 of the Explanatory Memorandum) being satisfied.

(d) Recommendation

The Directors recommend that shareholders vote in favour of resolution 10.

Resolution 11: Approval for return of capital to convertible noteholders

(a) Background

The Company currently has on issue 30,769,231 convertible notes with a face value of 65 cents each and a maturity date of 30 June 2010 (**Notes**). The terms of the 2010 Notes currently provide that:

- each Note is convertible for one share in the Company (however, as noted above, this conversion ratio will become 4 Notes for 1 Share if resolutions 7 and 8 are passed and the proposed share consolidation proceeds);
- holders may elect to convert their Notes at 6 monthly intervals from 30 June 2007 through to 30 June 2010; and
- holders may also elect to convert their Notes on the occurrence of certain trigger events.

If the proposed Stapling proceeds, each Noteholder who converts their Notes will receive a unit in Becton Property Trust, in addition to the share in Becton Property Group Limited to which they are entitled.

To effect the conversion, the Company proposes to make a capital return in respect of each Note at the time the Note is converted into a share. The capital return will then immediately be applied by the Company on behalf of the Noteholder to acquire a unit in the Trust that will be stapled to the share, allowing the Noteholder to receive a Stapled Security.

The amount of the capital return will be determined with regard to the portion of the value of the Stapled Security acquired upon conversion of the Note that is attributable to the unit. This amount will vary, depending on the relative financial positions of the Company and the Trust at the time of conversion.

As the amount of capital to be returned upon conversion of each Note cannot be determined until the time of conversion, it is not possible to provide an accurate estimate of the total amount of capital that will be returned to Noteholders if resolution 11 is approved. However, the total maximum amount of the capital reduction will be capped at the face value of the Notes on issue, being 65 cents per Note or a total of $20 million.

Accordingly, shareholder approval is sought in accordance with section 256C(2) of the Corporations Act for the return of up to $20 million in capital to fund the acquisition of units in the Trust by Noteholders who convert their notes and acquire Stapled Securities.

The Directors expect that the amount of capital returned to Noteholders will be considerably less than this maximum of $20 million. The Directors believe that, taking into account all relevant matters, the return of capital proposed by resolution 11 is in the best interests of the Company and its shareholders, and will not materially prejudice the ability of the Company to pay its creditors.

(b) Other material information

As disclosed in the 2006 Annual Report, some Directors hold interests in the Convertible Notes. Accordingly, they will benefit from the proposed return of capital in relation to these interests on the same basis as other Noteholders.

There is no other information material to the making of a decision by shareholders whether or not to vote in favour of the return of capital proposed by resolution 11 (being information that is known to the Directors which has not previously been disclosed to shareholders) other than as set out in the Explanatory Memorandum.

(c) Required majority

As the return of capital will only be made to Noteholders who exercise their rights of conversion and acquire Stapled Securities, it is a selective reduction for the purposes of the Corporations Act.

This means that the resolution must be approved by more than 75% of shareholders present at the Meeting (either by proxy or in person) and entitled to vote. In accordance with section 256C(2) of the Corporations Act, any votes cast in favour of the resolution by Noteholders and their associates will be disregarded.

The return of capital contemplated by resolution 11 will only occur if:

- resolutions 9, 10 and 11 are each passed by the required majority of shareholders; and
- all other conditions precedent to the Proposal (as set out in section 6.10 of the Explanatory Memorandum) are satisfied.

(d) Recommendation

The Board recommends that shareholders vote in favour of resolution 11.

Becton Property Group Limited

ABN 64 095 067 771

ANNUAL GENERAL MEETING

18 OCTOBER 2006

SHAREHOLDER QUESTIONS ON THE FINANCIAL, DIRECTORS' AND AUDITOR'S REPORTS FOR THE YEAR ENDED 30 JUNE 2006

1.	
2.	
3.	

Signed: ....

Shareholder Name: ....

Contact details (optional): ....

Exhibit (c)

BECTON

ABN 64 095 067 771

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 554 474
From outside Australia: +61 2 8280 7111
Facsimile: +61 2 9287 0309
ASX Code: BEC
Website: www.linkmarketservices.com.au

I/We being a member(s) of Becton Property Group Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ____________

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Wednesday, 18 October 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 1 Re-Election of Mr Max Beck as a Director	☐	☐	☐
Resolution 2 Re-Election of Mr Robert Critchley as a Director	☐	☐	☐
Resolution 3 Adoption of the Remuneration Report for 2006 (Note: votes on this resolution are non-binding)	☐	☐	☐
Resolution 4 Increase in Aggregate Cap on Non-executive Directors' Fees	☐	☐	☐
Resolution 5 Adoption of new constitution	☐	☐	☐
Resolution 6 Adoption of proportional takeover approval provision	☐	☐	☐
Resolution 7 Consolidation of shares	☐	☐	☐
Resolution 8 Effect of consolidation on convertible notes	☐	☐	☐
Resolution 9 Approval of Capital Reduction to facilitate Stapling	☐	☐	☐
Resolution 10 Approval of New Issue of Stapled Securities	☐	☐	☐
Resolution 11 Approval for return of capital to convertible noteholders	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEMS 4, 10 AND 11 ABOVE**
If the Chair of the Meeting is appointed as your proxy, or may be appointed by default and you do **not** wish to direct your proxy how to vote as your proxy in respect of Items 4,10 and 11 above, please place a mark in this box. By marking this box, you acknowledge that the Chair of the Meeting may exercise your proxy even though he/she has an interest in the outcome of these Items and that votes cast by him/her for these Items, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chair of the Meeting will not cast your votes on Items 4,10 and 11 and your votes will not be counted in calculating the required majority if a poll is called on these Items. The Chair of the Meeting intends to vote undirected proxies in favour of Items 4,10 and 11.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

BEC PRX642

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

Exhibit (d)

BECTON

Becton Property Group Limited
A.B.N. 64 095 067 771
7/470 St. Kilda Road
Melbourne VIC 3004
Telephone +61 3 9832 9000
Facsimile +61 3 9832 9090

BECTON PROPERTY GROUP LIMITED ACN 095 067 771

SUPPLEMENTARY EXPLANATORY MEMORANDUM

Important Information

This Supplementary Explanatory Memorandum contains information about the proposed sale by the Company of its 50% interest in APVC – its joint venture holiday ownership club business.

This Supplementary Explanatory Memorandum is dated 3 October 2006 and should be read in conjunction with the Explanatory Memorandum dated 11 September 2006.

Terms used in this Supplementary Explanatory Memorandum have the same meaning as in the Explanatory Memorandum.

APVC sale

In the Explanatory Memorandum, we indicated that we were undertaking a strategic review of our investment in APVC. Following that review, we have decided to divest our 50% interest in APVC for $38 million.

The Company has reached an agreement with its joint venture partner, Accor Asia Pacific, for Accor to acquire the Company's 50% interest in APVC. The proceeds from the proposed sale will be redeployed within the Becton Group to support future growth. The sale is subject to Foreign Investment Review Board approval.

Further details of the proposed sale are in the attached ASX announcement.

Impact on Explanatory Memorandum

The Directors believe that the sale of the Company's 50% interest in APVC is consistent with the Company's focus on growing its funds management and retirement businesses, in particular through the proposed stapling and associated capital raising outlined in the Explanatory Memorandum **(Proposal)**.

The Directors do not believe that the sale materially affects the assessment of the Proposal set out in section 7 of the Explanatory Memorandum. The Directors have formed this view because there are no material changes to the key anticipated advantages, the key anticipated disadvantages or the risks of the Proposal.

The financial information contained in section 9 of the Explanatory Memorandum is not materially affected by the sale, other than in respect of the net debt position, which the Directors believe is impacted positively by the sale. Currently, the Company's net debt position as at 30 June 2006 is approximately $93 million. Following completion of the sale, the Company anticipates using a significant portion of the proceeds to repay interest bearing debt. A portion of the proceeds will also be used to fund activities that would otherwise have been funded using proceeds of the Capital Raising.

The Directors do not believe that the sale materially affects the interests of the shareholders in relation to the Proposal. The Independent Expert has confirmed that the Proposal is still in the best interests of shareholders.

The Directors are not aware of any other information material to shareholders in making an informed assessment of:

- the Proposal described in the Explanatory Memorandum; or
- the resolutions set out in the Notice of Annual General Meeting dated 12 September 2006.

Annual General Meeting

The resolutions required to implement the Proposal will be voted on by shareholders at the Annual General Meeting to be held at 10.30 am on Wednesday, 18 October 2006 at the Bourke Room, Rialto Hotel 495 Collins Street, Melbourne.

We look forward to seeing you at the AGM.

Mark Taylor

Company Secretary

Exhibit (e)

B|E|C|T|O|N

Becton Property Group

Product Disclosure Statement and Prospectus


BECTON



Becton Property Group Limited
(ACN 095 067 771) and
Becton Investment Management Limited
(ACN 090 939 192, AFSL No. 223739)
as the responsible entity of
the Becton Property Trust
(ARSN 121 032 095)





Lead Manager

MACQUARIE

Important Information

Regulatory information

This Product Disclosure Statement and prospectus (**Disclosure Document**) is dated 3 October 2006 and was lodged with ASIC on that day. This Disclosure Document contains an offer (**Offer**) to investors to acquire securities comprising shares in Becton Property Group Limited (**Company**) and units in Becton Property Trust (**Trust**) (**Stapled Securities**). The Offer is made by the Company, Becton Investment Management Limited (**RE**), BECKShare Limited (**BECKShare**) and BPGShare Limited (**BPGShare**).

Neither ASIC, ASX nor their officers takes any responsibility for the contents of this Disclosure Document.

This Disclosure Document expires 13 months after 3 October 2006. No Stapled Securities will be issued or sold on the basis of this Disclosure Document later than 13 months after the date of this Disclosure Document.

The Company and the RE will apply to ASX for quotation of the Stapled Securities within seven days of the date of this Disclosure Document.

The fact that ASX may admit the Trust to its official list is not to be taken in any way as an indication of the merits of the Trust.

Share Consolidation

At the Company's AGM on 18 October 2006, Shareholders are being asked to vote on a resolution to consolidate the Company's Shares on a one-for-four basis. If approved by Shareholders, the Share Consolidation will reduce the number of Shares on issue by a factor of four. The information in this Disclosure Document has been prepared as if the Share Consolidation had already occurred.

If the Share Consolidation does not occur:

- all numbers of Shares and Stapled Securities should be multiplied by four (for example, references in this Disclosure Document to 25 Shares or Stapled Securities should be read as 100 Shares or Stapled Securities); and
- all per security amounts should be divided by four (for example, a reference to a distribution of 20 cents per security should be read as 5 cents per security).

Stapling

Shares in the Company are not currently stapled to Units in the Trust. Applicants under this Disclosure Document will not receive any Stapled Securities unless the Stapling occurs. An Explanatory Memorandum in respect of the Proposal to staple Shares in the Company to Units in the Trust was lodged with ASIC on 12 September 2006. See Section 1.1 for more details.

Overseas offers

This Disclosure Document does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Disclosure Document in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Disclosure Document should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Note to US Persons

The Stapled Securities to be distributed under the Proposal have not been and will not be registered under the US Securities Act of 1933, as amended (**US Securities Act**).

The Company and the RE intend to rely on an exemption from the registration requirements of the US Securities Act provided by Rule 802 under the US Securities Act in connection with the issuance of the Stapled Securities.

None of the SEC, any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Disclosure Document. Any representation to the contrary is a criminal offence.

The Stapled Securities are the securities of a non-US company. The offer is subject to disclosure requirements of Australia that are different from those of the US. Financial statements included in the document, if any, have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under US securities laws, as the Company, the Trust and the RE are all located in Australia, and some or all of their officers and directors may be residents of Australia. You may not be able to sue an Australian company or its officers or directors in an Australian court for violations of the US securities laws. It may be difficult to compel an Australian company and its affiliates to subject themselves to a US court's judgment.

Disclaimer

The Offer contained in this Disclosure Document does not take into account your investment objectives, financial situation and particular needs.

It is important that you read this Disclosure Document carefully and in full before deciding whether to invest in the Group. In particular, in considering the prospects of the Group, you should consider the risk factors that could affect the financial performance of the Group in light of your personal circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding to invest. See Section 4 for more details regarding the risks that could affect the financial performance of the Group.

No person is authorised to give any information or make any representation in connection with the Offer which is not contained in this Disclosure Document. Any information or representation not contained in this Disclosure Document may not be relied on as having been authorised by the Group or the Directors.

Electronic Disclosure Document

This Disclosure Document is available in electronic form via www.becton.com.au. The Offer constituted by this Disclosure Document in electronic form is available only to persons receiving this Disclosure Document in electronic form within Australia. Persons having received a copy of this Disclosure Document in its electronic form may, during the Offer period, obtain a paper copy of the Disclosure Document (free of charge) by telephoning the Company Information Line on 1300 856 499. Applications for Stapled Securities may only be made on the Application Form attached to or accompanying this Disclosure Document or in its paper copy form as downloaded in its entirety from www.becton.com.au. The Corporations Act prohibits any person from passing on to another person the Application Form unless it is attached to or accompanies a hard copy of this Disclosure Document or the complete and unaltered electronic version of this Disclosure Document.

Exposure period

The Corporations Act prohibits the Group from processing Applications in the seven day period after the date of lodgement of this Disclosure Document. This period may be extended by ASIC by up to a further seven days. This period is an exposure period to enable the Disclosure Document to be examined by market participants prior to the raising of funds. Applications received during the exposure period will not be processed until after the exposure period. No preference will be conferred on Applications received during the exposure period.

Photographs

Photographs used in this Disclosure Document which do not have descriptions are for illustration only and should not be interpreted to mean that any person shown endorses the Disclosure Document or its contents or that the assets shown in them are owned by the Group.

Financial amounts

Money as expressed in this Disclosure Document is in Australian dollars unless otherwise indicated.

Glossary of terms

Certain terms and abbreviations used in this Disclosure Document have defined meanings which are explained in Section 10.

Privacy

The Group and the Registry collect, hold and use personal information to assess your Application for Stapled Securities, service your needs as a Stapled Securityholder, provide facilities and services that you request and carry out appropriate administration.

The Group and the Registry may disclose your personal information to assess your Application for Stapled Securities to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (**Privacy Act**):

- Macquarie Equity Capital Markets Limited in order to assess your Application for Stapled Securities; and
- printers and mailing houses for the purpose of preparation and distribution of holding statements and for handling mail.

Under the Privacy Act, you may request access to your personal information held by (or on behalf of) the Group or the Registry. You can request access to your personal information by telephoning or writing to the Group through the Registry as follows:

Becton Property Group Offer
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Company Information Line 1300 856 499

Contents


BECTON

Chairman's Letter

3 October 2006

Dear investor

On behalf of the Boards of Becton Property Group Limited and Becton Investment Management Limited, I am pleased to present to you details of an offer to subscribe for Stapled Securities in the Becton Property Group (Offer). The Offer will comprise a New Issue of Stapled Securities of $173.0 million and a Management Shareholder Selldown of between approximately $46.7 – $52.8 million, representing a total Offer size of approximately $219.7 – $225.8 million.

The purpose of the Offer is to raise capital for the Group to fund the acquisition of a diverse portfolio of indirect property investments and to enhance the liquidity of Stapled Securities through the sale of a portion of the Management Shareholders' Stapled Securities.

The Offer is part of a Proposal, announced on 12 September 2006, to transform the existing ASX-listed Company into a stapled property group. The Proposal, to be voted on by Shareholders at the AGM on 18 October 2006, will provide Becton Property Group with the structure and capacity it needs to enhance growth and further establish itself as a diversified Australian property group. This initiative will, in particular, provide growth impetus to the Group's existing property funds management operations.

In its first year as a listed entity, the Company achieved net profit after tax of $24.9 million, exceeding its IPO prospectus forecast by 26%. This result was largely attributable to the level of growth achieved by the funds management and retirement businesses. For the years ending 30 June 2007 and 30 June 2008, the Directors are forecasting earnings of 24.4 cents per Stapled Security in FY07 and 26.2 cents in FY08 and a cash distribution of 13.9 cents per new Stapled Security in FY07 and 23.7 cents in FY08, based on the mid-point of the Indicative Price Range and assuming that the Share Consolidation proceeds. This reflects an annualised cash yield on new Stapled Securities of 9.3% – 10.1% in FY07 and 9.9% – 10.7% in FY08 based on the Indicative Price Range. Detailed financial information is set out in Section 5 of this Disclosure Document.

Detailed information about the Offer and Becton Property Group is set out in this Disclosure Document. I encourage you to read this Disclosure Document carefully before deciding whether to invest in the Group. If you have any questions about investing in the Group, you should contact your stockbroker, solicitor, accountant or other professional adviser.

The Boards believe the Offer will better position the Group in its endeavours to become one of Australia's leading diversified property groups. We commend this opportunity to you and look forward to our Existing Shareholders continuing their investment and to welcoming new investors.

Yours sincerely

Max Beck AM
Chairman



Investment Overview

Group Overview

- Becton is an established and diversified listed Australian property group with an equity market capitalisation of approximately $184.7 million[1]
- Becton commenced its business activities in 1976
- Its primary business activities until the late 1990's were property development and construction
- During the late 1990's, Becton diversified its earnings through the establishment of new businesses in retirement village ownership and management and property funds management
- Becton Property Group Limited listed on ASX in July 2005
- In September 2006, the Company announced a proposal to transform into a stapled property group and raise new capital through this Offer. **This Offer is conditional on the Proposal proceeding**
- Post-Offer, the Group's activities will encompass
  - Property development and construction
  - Retirement village ownership and management
  - Property funds management
  - Property investment

See Section 2.1

Group structure post-Offer



The Company
Stapled
The Trust
Manager
Becton Diversified Property Fund
Development and Construction
Retirement
Property Funds Management
Manager
Indirect Property Investments

Source: Management information.
Note:
1. As at 29 September 2006.

216

Investment Overview (continued)

The Company

The primary business activities of the Company are:

Development and construction

- 30 years experience in the development and construction of high quality residential and commercial properties
- Consistent profitability
- Current development pipeline in excess of $700 million across 15 projects

See Section 2.2.1 and 5.2

Development and construction historical and forecast EBITDA[1]


$ million
30
25
20
15
10
5
0
FY02
FY03
FY04
FY05
FY06
FY07F
FY08F

Retirement village ownership and management

- Own and manage three existing, large, premium retirement villages, with over 700 dwellings in total and average dwelling value of approximately $470,000
- Three further sites under development expected to produce 350 additional dwellings
- Recurring earnings derived from deferred management fees associated with retirement dwellings

See Section 2.2.2

Retirement dwellings under management[2]


Number of dwellings
1000
800
600
400
200
0
FY02
FY03
FY04
FY05
FY06
FY07F
FY08F

Property funds management

- Over 5,500 investors and $990 million[3] in funds under management
- 16 separate property trust vehicles under management
- $330 million in acquisitions forecast for FY07 and $300 million for FY08[4]

See Section 2.2.3

Funds under management (FUM)[2, 3]


$ million
1500
1200
900
600
300
0
FY02
FY03
FY04
FY05
FY06
FY07F
FY08F

Source: Management information and Directors' Forecasts.

Notes:

1. The historical EBITDA has been derived from the audited financial statements of the Group to 30 June 2006 adjusted to reflect the EBITDA associated with the development and construction activities of the Group. The forecast EBITDA represents the Directors' best estimate of the trading results for the financial year ending 30 June 2007 and 30 June 2008 for the Group. The historical and forecast EBITDA is based on a number of estimates, assumptions and pro-forma adjustments as set out in Section 5.2.2 of this Disclosure Document. EBITDA from FY02 to FY04 is presented on an AGAAP basis, while EBITDA from FY05, FY06 and for the Forecast Periods is presented on an A-IFRS basis.
2. The historical dwellings under management and FUM are based on actual dwellings and FUM to 30 June 2006. The forecast dwellings under management and FUM are based on a number of estimates and assumptions as described in Section 5.
3. Includes properties contracted but not settled.
4. Based on a number of estimates and assumptions as set out in Section 5.

The Trust

The initial investments of the Trust have the following characteristics[1]:

Total cost of indirect property interests to be acquired under the Proposal	$171 million
Weighted average property yield[2]	7.8%[3]
Total number of properties	61 properties throughout Australia and New Zealand
Total number of tenants	385 including government and national corporates
Weighted average lease expiry (by income)[2]	4.0 years[4]
Weighted average vacancy rate (by area)[2]	3.9%[4]

Property portfolio geographic diversity[2]


NZ 11%
NSW 22%
TAS 0%
NT 6%
ACT 10%
VIC 16%
SA 4%
WA 21%
QLD 10%

Property portfolio sector diversity[2]


Hotel 4%
Retail 15%
Health 1%
Industrial 9%
Office 71%

See Section 2.3

Source: Management information.

Notes:

1. Property details include properties contracted but not yet settled as at 29 September 2006. See Section 2 for further details.
2. Weighted by the values indirectly invested by the Trust into the underlying properties under the Proposal.
3. Based on forecast FY07 net income of properties and funds in which BDPF will have an interest. See Section 2.3.2.
4. Excludes properties not yet settled.

Investment Overview (continued)

Investment Highlights

Attractive distribution yield

- Forecast DPS per new Stapled Security of 13.9 cents[1] in FY07 and 23.7 cents in FY08 (6.9% annualised growth[1] over FY07)
- Forecast annualised DPS yield per new Stapled Security of 9.3% – 10.1% in FY07 and 9.9% – 10.7% in FY08

Tax advantaged distributions

- Forecast dividends from the Company are expected to be fully franked
- Forecast Trust distributions are expected to have a tax deferred component of at least 30%

Growth in earnings

- Projected EPS of 24.4 cents[1] in FY07 growing to 26.2 cents in FY08 (7.6% growth[1] over FY07)

Integrated business model

- The Group is a developer, builder, owner and manager of property – its integrated business model derives revenues and profits at various stages of the property life cycle

Stable and recurring earnings

- 63% recurring EBITDA forecast for FY07[1], derived from retirement, funds management and property investment divisions

FY07 recurring EBITDA by business[2]


Development and Construction 36%
Property Investment 32%
Retirement 12%
Property Funds Management 19%
APVC[3] 1%
Non-recurring
Recurring

FY07 and FY08 forecast DPS yield[1]


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
DPS Yield
9.7%
10.3%
FY07F
FY08F

See Sections 2 and 5

Source: Management information.

Notes:

1. Based on mid-point of the Indicative Price Range, post Share Consolidation.
2. Includes full year of EBITDA for development and construction, property funds management and retirement businesses. Includes property investment EBITDA annualised for FY07.
3. Interest in holiday club ownership (APVC) conditionally sold on 20 September 2006.

Risk Factors

Key risks associated with an investment in the Group

There are a number of risks both specific to the Group and general investment risks, which may materially and adversely affect the future operating and financial performance of the Group and the value of the Stapled Securities. Section 4 identifies the areas that the Group believes are the major risks associated with an investment in the Group. These risks include, but are not limited to, the risks set out below:

Construction and development risks

- Cost and time over-runs on projects and inability to gain requisite approvals
- Inability to realise expected returns from completed developments

Property funds management risks

- Inability to acquire suitable properties
- Inability to raise sufficient capital

Property investment risks

- Decline in property investment earnings and values

General risks

- Operational risks such as the loss of key personnel and increased competition
- Risks to investors of owning listed securities
- Economic risks including changes in factors such as the level of inflation, interest rates, exchange rates, government policy and consumer spending
- Regulatory risk from changes in relevant tax, legal and administrative regimes
- Liabilities associated with businesses acquired by the Group which were incurred prior to acquisition

See Section 4

If you are unclear in relation to any matter or uncertain as to whether the Group is a suitable investment for you, you should seek professional advice from your stockbroker, accountant, financial adviser or other professional adviser.

Investment Overview (continued)

Key Offer Statistics

Indicative Price Range per Stapled Security (post-Share Consolidation. See Section 1.1)	$2.16 – $2.44
Stapled Securities to be issued under the New Issue	70.9 million – 80.1 million
Stapled Securities to be sold under the Management Shareholder Selldown	21.6 million
Total Stapled Securities on issue following the Offer	148.5 million – 157.7 million
Equity market capitalisation as at 29 September 2006	$184.7 million
Equity market capitalisation following the Offer[1]	$340.7 – $362.4 million
Pro-forma gearing level[2] following the Offer	36%
Enterprise value at the Indicative Price Range[3] following the Offer	$524.6 – $546.3 million

See Section 1

Summary Financial Information

	FY06 Actual $ million	FY07 Stapled Group Forecast $ million	FY08 Stapled Group Forecast $ million
Revenue	$182.5	$215.7	$272.1
EBITDA	$36.0	$53.2	$65.7
EBIT	$35.5	$52.9	$65.4
NPAT attributable to parent entity	$24.9	$30.4	$40.0
EBITDA attributed to:			
Property investments	–	$16.3	$26.4
Funds management	$6.2	$12.0	$10.7
Retirement	$6.2	$8.0	$10.3
Development and construction	$28.2	$22.8	$25.3
Cash income distribution per Share/Stapled Security	10.0 cents[4]	13.9 cents[5]	23.7 cents
Cash distribution yield[6]	4.1% – 4.6%	9.3% – 10.1%	9.9% – 10.7%
Price earnings ratio (PE)[7]	9.0x	9.4x	8.8x

See Section 5

Notes:

1. Equity market capitalisation based on a capital raising of $173.0 million.
2. Calculated as net borrowings divided by total assets and after deducting outside equity interests.
3. Enterprise value is the equity market capitalisation following the Offer plus net borrowings (after deduction of outside equity interests) as set out in the Pro-forma Balance Sheet (refer to Section 5.3).
4. Actual 2.5 cents per share dividend paid adjusted for Share Consolidation.
5. Forecast DPS per new Stapled Security, based on mid-point of the Indicative Price Range and post-Share Consolidation.
6. FY07 and FY08 annualised yield per new Stapled Security, based on Indicative Price Range.
7. PE based on mid-point of Indicative Price Range.

Important Dates[1]

3 October 2006

Disclosure Document date

18 October 2006

Annual General Meeting

If approved, Share Consolidation to take effect after market close

19 October 2006

Retail Offer opens (9.00am AEST)

2 November 2006

Institutional Offer opens (9.00am AEST)

3 November 2006

Retail Offer closes (5.00pm AEST)

Institutional Offer closes (5.00pm AEST)

6 November 2006

Final Price and basis of Stapled Security allocation announced

10 November 2006

Retail and Institutional settlement

Last day of trading BEC ordinary shares

13 November 2006

Allotment Date

Implementation Date

Stapled Securities commence trading on a deferred settlement basis

Stapled Security Entitlement ex-date

17 November 2006

Record Date for Stapled Security Entitlement

20 November 2006

Expected despatch of transaction confirmation statements and any refund payments

21 November 2006

Stapled Securities expected to commence trading on ASX on a normal settlement basis

Note:

1. These dates are indicative only and may change. The Lead Manager, in consultation with the Group, has the right to close the Offer early or extend the closing times and dates of the Retail Offer or Institutional Offer without notice, and to accept late Applications either generally or in particular cases subject to the requirements of the Corporations Act and the ASX Listing Rules. Investors are encouraged to submit their Applications as soon as possible after the Offer opens.

Key Questions and Answers

Outlined below are some questions and answers in relation to the Offer. For detailed information in respect of each question refer to the Sections listed on the right.

Topic	Summary	Section
What is the Offer?	The Offer is the Group inviting subscriptions for Stapled Securities under this Disclosure Document and comprises a New Issue and Management Shareholder Selldown The Offer comprises a Retail Offer and Institutional Offer The Retail Offer consists of: ■ The Priority Offer ■ The Broker Firm Offer ■ The Public Offer	*Refer Section 1.2, 1.5, 1.6, 1.7*
What is the size of the Offer?	The total size of the Offer will be between $219.7 million – $225.8 million based on the Indicative Price Range The Group is seeking to raise $173.0 million under the New Issue via the issue of between 70.9 – 80.1 million new Stapled Securities based on the Indicative Price Range The Management Shareholder Selldown is a sale of between $46.7 million and $52.8 million of Stapled Securities	*Refer Section 1.2*
How will the Offer proceeds be applied in the event the Offer is not fully subscribed?	If the Offer proceeds but is not fully subscribed, the proceeds of the Offer will be deemed to be proceeds of the New Issue in priority to the Management Shareholder Selldown. In other words, the first $173.0 million raised under the Offer will be allocated to the Company before any proceeds are paid to the Management Shareholders.	
What are Stapled Securities?	Stapled Securities comprise one Share in Becton Property Group Limited (the Company) stapled to one Unit in Becton Property Trust (the Trust) such that the Share and Unit can only be traded on ASX as a single Stapled Security	*Refer Section 1.1*
What is the Proposal and why has Becton decided to pursue this Proposal?	The Proposal comprises both the Offer and the Stapling of Shares to Units Becton believes the Proposal provides the Group with a more appropriate capital structure which will help drive growth and deliver benefits including greater diversification and increased recurring earnings Shareholders will vote on the Proposal at the Annual General Meeting to be held on 18 October 2006	*Refer Section 1.1*
Where can I find further information on the Proposal?	Further information on the Proposal can be found in the Explanatory Memorandum A copy of the Explanatory Memorandum can be obtained at www.becton.com.au or by contacting the Company Information Line on 1300 856 499	–

223

Topic	Summary	Section
Are there any conditions to the Offer?	Implementation of the Stapling and Offer is subject to satisfaction of a number of Conditions, including: ■ Shareholders approving a number of resolutions at the AGM as set out in the notice of meeting for the AGM;	*Refer Section 1.1*
Are there any conditions to the Offer? (continued)	■ the obtaining of all necessary regulatory approvals; ■ obtaining approval from ASX for the admission to the Official List of the Trust and the official quotation of Stapled Securities; and ■ the Directors remaining of the view that the Proposal is in the best interests of Shareholders as at the Implementation Date. Factors that may cause the Directors to take the view that the Proposal is not in the best interests of Shareholders include failure to obtain one or more of the tax rulings described in Section 8	
How much will the Stapled Securities cost?	The Indicative Price Range is $2.16 – $2.44 per Stapled Security. The Final Price will be set as part of the Institutional Offer and may be below, within or above the Indicative Price Range All Applicants in the Retail Offer and the Institutional Offer will pay the Final Price	*Refer Section 1.8*
Who can participate in the Offer?	Eligible Participants may participate in the Priority Offer Australian resident retail investors may participate in the Public Offer Australian resident investors who receive a firm allocation of Stapled Securities from their broker may participate in the Broker Firm Offer Institutional Investors may participate in the Institutional Offer	*Refer Sections 1.5, 1.6, 1.7*
What is the purpose of the Offer?	The purpose of the New Issue is to provide the Group with new capital to acquire a diverse indirect property investment portfolio The Management Shareholder Selldown is intended, among other things, to enhance the liquidity of Stapled Securities	*Refer Section 1.3*
What is the effect of the Offer on the Group?	The acquisition of the indirect property investment portfolio is expected to: ■ align the interests of the Group with third party investors in the funds; ■ increase diversification of the Group's business; ■ reduce earnings volatility; ■ increase the proportion of recurring earnings; and ■ increase net tangible assets per security	*Refer Section 1.4*

224

Key Questions and Answers (continued)

Topic	Summary	Section
What are the key dates of the Offer?	The Retail Offer opens at 9.00am on 19 October 2006 and closes at 5.00pm on 3 November 2006 The Institutional Offer opens at 9.00am on 2 November 2006 and closes at 5.00pm on 3 November 2006 Stapled Securities issued and sold under the Offer are expected to begin trading on ASX on a deferred settlement basis on 13 November 2006 The despatch of transaction confirmation statements is expected to occur on 20 November 2006 Stapled Securities are expected to commence trading on ASX on a normal settlement basis on 21 November 2006 These dates are indicative only and may change	*Refer Key Dates in the Investment Overview*
What is the Share Consolidation?	The consolidation of the Company's share capital on the basis that every four existing fully paid Shares on issue will be consolidated into one fully paid Share (with any fractional entitlements rounded up) The Share Consolidation is subject to approval at the Company's AGM	*Refer Section 1.1*
How are the Convertible Notes affected?	Conversion entitlement – the Convertible Notes will convert to Stapled Securities rather than Shares Share Consolidation – upon conversion, the Convertible Notes convert four Convertible Notes to one Stapled Security, rounded up Coupon and conversion timing – there is no change	–
Is there a minimum or maximum amount of Stapled Securities that must be applied for?	Applications under the Retail Offer must be for a minimum of $5,000 of Stapled Securities and in multiples of $500 thereafter There is no maximum amount of Stapled Securities that may be applied for under the Offer. However, the Lead Manager and the Group reserve the right to treat Applications in excess of $100,000 as Final Price bids in the Institutional Offer	*Refer Section 1.9*
How are Existing Shareholders treated under the Offer?	Existing Shareholders are Eligible Participants and will receive a priority allocation under the Retail Offer in the event of over-subscription	*Refer Section 1.6.1*
What are the tax implications of investing in the Offer?	The taxation implications of investing in the Offer will depend on an investor's individual circumstances. Applicants should obtain their own tax advice prior to investing A general outline of the Australian taxation implications for Australian resident investors who acquire Stapled Securities under the Offer is contained in Section 8	*Refer Section 8*
What is the Group's distribution policy?	The Company expects to pay out approximately 75% of net profit after tax, excluding investment property revaluations, and the Trust will pay out 100% of distributable income	*Refer Section 5*

Topic	Summary	Section
When will I receive Distributions?	Distributions are proposed to be paid to Stapled Securityholders twice yearly in February and August except for FY07 where only an August payment will be made	*Refer Section 5*
Will I have to pay brokerage or stamp duty?	No brokerage or stamp duty is payable by successful Applicants on the acquisition of Stapled Securities under the Offer	*Refer Section 1.16*
What are the costs of the Offer?	The costs of the Offer payable by the Group (including advisory, legal, offer management and distribution, accounting, tax, listing, administrative fees and fees to the Responsible Entity) total approximately $9.6 million (excluding GST)	*Refer Section 6*
What fees are to be paid?	The Lead Manager will receive fees for volume underwriting and managing the Offer as set out in the Offer Management and Volume Underwriting Agreement Under the Broker Firm Offer, brokers will receive from the Group up to 1.6% of the amount of a successful Application Under the Public Offer, the Group may pay brokers a handling fee of up to 1.0% of the amount of a successful Application bearing their broker number	*Refer Sections 1.6.2, 1.6.3, 1.11, 9.6*
How do I apply for Stapled Securities under the Offer?	Complete the priority Application Form if you are an Eligible Participant under the Priority Offer or complete the Application Form attached to this Disclosure Document to apply under the Public Offer in accordance with the instructions on the back of the Application Form If you are applying under the Broker Firm Offer, follow the instructions of your broker who has given you a firm allocation of Stapled Securities Completed Application Forms for the Priority Offer and the Public Offer must be accompanied by a cheque in Australian currency drawn on an Australian financial institution for the amount of the Application Monies, payable to "Becton Property Group Offer" and crossed "Not Negotiable" Mail or deliver your completed Application Form for the Priority Offer or Public Offer together with your Application Monies to the Registry as follows: Mail to: Becton Property Group Offer C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Deliver to: Becton Property Group Offer C/- Link Market Services Limited Level 12 680 George Street Sydney NSW 2000 Completed Application Forms and Application Monies must be received by the Registry by 5.00pm on 3 November 2006 for the Retail Offer (Offer dates are subject to change without notice)	*Refer Section 1.6*

Key Questions and Answers (continued)

Topic	Summary	Section
Can I withdraw my Application once I have submitted it?	You cannot withdraw your Application once it has been submitted. However, once the Stapled Securities are traded on ASX, you can offer your Stapled Securities for sale on ASX The Group, in consultation with the Lead Manager, reserves the right to reject any Application in full or in part, including Applications that have not been correctly completed or are accompanied by cheques that are dishonoured	*Refer Section 1.18*
When will I receive confirmation that my Application has been accepted?	Transaction confirmation statements confirming your allocation under the Offer are expected to be despatched on 20 November 2006	*Refer Key Dates in the Investment Overview*
How can I obtain further information about whether I should invest in the Offer?	By speaking to your stockbroker, solicitor, accountant or other professional adviser	*Refer Section 1.19*
How can I obtain further details about the Offer?	If you have any queries in relation to either the Proposal or the Offer, you can contact the Company Information Line on 1300 856 499 A copy of the Explanatory Memorandum can be obtained at www.becton.com.au or by contacting the Company Information Line on 1300 856 499	*Refer Section 1.19*

1 Details of the Offer



1 Details of the Offer

1.1 Background to the Offer

The Offer is a key component of a proposal to change the Company's security structure (**Proposal**) so as to improve its capacity for continued growth and investment. The process for implementing the Proposal is:

AGM

At the Company's AGM, to be held on 18 October 2006, Shareholders will vote on several resolutions which, if passed, will permit the Proposal to occur.

These resolutions are described in the Notice of Meeting and Explanatory Memorandum for the AGM, which was sent to Shareholders following the announcement on 12 September 2006.

If the relevant resolutions are passed at the AGM, the following will occur:

Share Consolidation

The first change will be to the Company's security structure, involving the consolidation of four ordinary Shares into one Share.

The number of Shares, Units and Stapled Securities and financial amounts referable to those numbers (such as dividends per Stapled Security) are set out in this Disclosure Document as if the Share Consolidation had occurred. If the Share Consolidation does not occur, all references to numbers of Shares and Stapled Securities should be multiplied by four and all per security amounts should be divided by four.
For example, a reference to 25 Stapled Securities should be read as a reference to 100 Stapled Securities, and a reference to a distribution of 20 cents per Stapled Security should be read as a reference to a distribution of 5 cents per Stapled Security.

If approved by Shareholders, the Share Consolidation will take effect after ASX trading ceases on the day of the AGM.

Stapling

The second change to the Company's security structure will be the stapling of Shares to Units in the Trust (**Stapling**) to form Stapled Securities. Stapled Securities will trade on ASX as a single security. It is expected that the Stapling will occur on the Implementation Date which is expected to be 13 November 2006.

The Offer

The final change to the Company's security structure will be the issue and sale of Stapled Securities under the Offer. This will also occur on the Implementation Date, immediately after the Stapling.

The Offer is conditional

The Stapling and the Offer are conditional on:

- the relevant resolutions being passed at the Company's AGM;
- each other (in other words, if the Stapling does not proceed then neither will the Offer and vice versa); and
- satisfaction of the other conditions precedent described in "Are there any conditions to the Offer?" in the Key Questions and Answers section of this Disclosure Document.

The Directors expect to know whether these Conditions will be satisfied at completion of the AGM.

If the Conditions are not satisfied by the Implementation Date the Offer will be withdrawn.

1.2 Description of the Offer

The Offer made under this Disclosure Document invites subscriptions for Stapled Securities in Becton Property Group. Each Stapled Security comprises one Unit in Becton Property Trust and one Share in Becton Property Group Limited.
The Offer incorporates a New Issue of the number of Stapled Securities equating to $173.0 million (New Issue) and a sale by Management Shareholders of between approximately $46.7 million and $52.8 million of Stapled Securities (Management Shareholder Selldown) based on the Indicative Price Range.

The Indicative Price Range for the Offer is $2.16 – $2.44 per Stapled Security. All successful Applicants in the Offer will pay the Final Price per Stapled Security. See Section 1.8 below for a description of how the Final Price will be determined.

The gross proceeds of the New Issue of $173.0 million will be used by the Group to fund:

- the acquisition of units in a number of property trusts currently managed by Becton Investment Management; and
- the costs of the Proposal and the Offer.

The net proceeds from the Management Shareholder Selldown will be received by the Management Shareholders according to their selldown proportions.

Exhibit 1.1: Sources and application of funds from the New Issue

Source	$m	Application	$m
New Issue (Stapled Securities)	173.0	Acquire units in Sector Funds and SPTs	171.1
Existing cash in Group	11.5	Offer Costs	9.6
		Other Proposal costs including stamp duty	3.8
Total	**184.5**	**Total**	**184.5**

1.3 Purpose of the Offer

The purpose of the Offer is to:

- raise equity capital for the Group through the New Issue so that the Trust is able to acquire a diverse property investment portfolio; and
- enhance the liquidity of the Stapled Securities trading on ASX through the Management Shareholder Selldown.

1.4 Effect of the Offer on the Group

The Group will use the proceeds of the New Issue to enable the Trust to acquire a portfolio of investments in property funds managed by the Responsible Entity. This is expected to:

- more closely align the interests of the Group with third party investors in funds managed by the Responsible Entity (that is a co-investment model). The Directors believe that this co-investment model will lead to an increase in equity flows into the trusts which will enhance growth in funds under management (**FUM**) and thereby in funds management fees;
- increase the diversification of the Group's business activities by providing income from property investment, in addition to the income presently earned from the Company's existing businesses;
- reduce earnings volatility as a greater proportion of the Group's income will be derived from passive, indirect investment in property, which is traditionally a low volatility asset class;
- increase the proportion of recurring earnings from property investment, and reduce the proportion of earnings derived from development and construction, which currently constitutes the Group's major source of non-recurring earnings; and
- increase the net tangible assets (**NTA**) per security, which is likely to assist in reducing the Group's cost of borrowing through the use of tangible assets to secure debt facilities.

The Management Shareholder Selldown will increase the proportion of Stapled Securities which are owned by non-management and non-Director-related entities. This increased free float is expected to provide improved liquidity to both existing and new investors. The Group's post-Offer equity market capitalisation is also expected to help improve the liquidity of Stapled Securities by potentially securing admission to the S&P/ASX 300 Index, which should result in greater investor awareness and investment interest in the Group.

The effect of the Offer on the Group's balance sheet and key financial ratios is set out in detail in Section 5 Financial Information.

1 Details of the Offer (continued)

1.5 Structure of the Offer

The Offer is structured in two parts:

A Retail Offer, consisting of:

- a Priority Offer, open to Eligible Participants;
- a Public Offer, open to Australian resident retail investors; and
- a Broker Firm Offer, open to Australian resident retail investors who have received a firm allocation of Stapled Securities from their broker; and

An Institutional Offer open to Institutional Investors.

1.6 Retail Offer

The Retail Offer opens at 9.00am on 19 October 2006 and closes at 5.00pm on 3 November 2006. The Retail Offer may be closed earlier without notice. Retail Offer Applicants are therefore encouraged to submit their Applications as soon as possible. The Retail Offer may also be extended at the discretion of the Lead Manager and the Group.

The Lead Manager, in consultation with the Group, has absolute discretion regarding the basis of allocation of Stapled Securities and there is no assurance that any Applicant will be allocated any Stapled Securities or the number of Stapled Securities for which they apply.

Applicants with questions on how to complete their Application Form or who require additional copies of the Disclosure Document may call the Company Information Line on 1300 856 499.

1.6.1 Priority Offer

The Priority Offer is only open to Eligible Participants.

Eligible Participants include the following groups:

- Existing Shareholders;
- eligible employees of the Group, as determined by the Directors;
- Convertible Noteholders with an Australian registered address appearing on the Group's register at the close of business on 29 September 2006; and
- investors in funds managed by Becton Investment Management Limited on 29 September 2006.

In the event of oversubscription of the Retail Offer, Eligible Participants will receive a greater proportion of their Application than Applicants in the Public Offer, however, that proportion will be determined by the Lead Manager and the Group in their absolute discretion. If you are an Eligible Participant but did not receive a Disclosure Document with a priority Application Form please call the Company Information Line on 1300 856 499.

1.6.2 Broker Firm Offer

The Broker Firm Offer is only open to Australian resident retail investors who have received a firm allocation of Stapled Securities from their broker.

Applicants who have been offered a firm allocation of Stapled Securities by their broker will be treated as a Broker Firm Applicant in respect of that allocation. Applicants under the Broker Firm Offer should complete and lodge an Application Form and Application Monies, in accordance with the instructions of their broker from whom the firm allocation of Stapled Securities was received.

Applicants under the Broker Firm Offer must not send their Application Forms to the Registry.

The Group, the Registry and the Lead Manager are not liable for any acts or omissions by your broker in connection with your Application, Application Form or Application Monies.

The Group will pay brokers a broker firm commission of up to 1.6% of the value of successful Applications submitted through the Broker Firm Offer.

1.6.3 Public Offer

The Public Offer is open to Australian resident retail investors.

Public Offer Applicants must complete and lodge an Application Form attached to this Disclosure Document in accordance with the instructions on the back of the Application Form.

Applicants in the Public Offer should mail or deliver completed Application Forms and accompanying cheques as follows:

Mail to:

Becton Property Group Offer
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Deliver to:

Becton Property Group Offer
C/- Link Market Services Limited
Level 12 680 George Street
Sydney NSW 2000

Completed Application Forms must be received by the Registry no later than 5.00pm on 3 November 2006 (dates are subject to change without notice). Completed Application Forms should only be mailed or delivered to the applicable addresses above.

The Lead Manager, in consultation with the Group, reserves the right to reject any Application, including Applications that have not been correctly completed or which are accompanied by cheques that are dishonoured.

A completed and lodged Application Form, together with payment for the number of Stapled Securities applied for, cannot be withdrawn and constitutes a binding application for, and acceptance of, the number of Stapled Securities represented by the value specified in the Application Form or such lesser number of Stapled Securities as the Lead Manager, in consultation with the Group, determines on the terms set out in this Disclosure Document. The Application Form does not need to be signed.

Brokers whose broker number is entered on the Application Form may receive a handling fee of up to 1.0% of the value of successful Applications under the Public Offer. This fee will be paid by the Group.

1.7 Institutional Offer

The Institutional Offer is only open to Institutional Investors located in Australia and other selected jurisdictions.

Application procedures for Institutional Investors will be advised by the Lead Manager. The Lead Manager, in consultation with the Group, will determine the allocation of Stapled Securities amongst Applicants in the Institutional Offer. The Lead Manager, in consultation with the Group, has absolute discretion regarding the basis of allocation of Stapled Securities, and there is no assurance that any Applicant will be allocated any Stapled Securities, or the number of Stapled Securities for which they applied.

1.8 Offer pricing

The Final Price for the Stapled Securities offered under this Disclosure Document will be determined by way of a bookbuild, an auction style process between Institutional Investors that assists in determining the Final Price. The Group and the Lead Manager will set the Final Price at the end of the bookbuild, which is currently expected to occur on 2 – 3 November 2006.

An Indicative Price Range of $2.16 to $2.44 per Stapled Security has been established. The Final Price may be set within, below or above the Indicative Price Range.

Successful Applicants in both the Retail Offer and the Institutional Offer will pay the Final Price.

In determining the Final Price, the Group and the Lead Manager will, amongst other things, have regard to the desire for an orderly market in Stapled Securities and the creation of a long term Securityholder base.

1.9 Minimum Application

The minimum number of Stapled Securities that may be applied for under the Offer is $5,000 worth of Stapled Securities and thereafter Applications must be in multiples of $500.

1.10 Scale-back of Applications

If there is demand for more Stapled Securities under the Public Offer than are offered, the Lead Manager in consultation with the Group may consider scaling back Applications under the Public Offer. This means that these Applicants may be allocated fewer Stapled Securities than they applied for, and possibly fewer than the minimum Application of $5,000 worth of Stapled Securities, or even no Stapled Securities.

If Applications are scaled back, Applicants who have applied in their capacity as Priority Applicants will still receive a priority allocation. This means that those Applicants will receive a preference over Applicants under the Public Offer. The method and extent of the allocation under the Priority Offer will be determined by the Lead Manager in consultation with the Group in their absolute discretion. Applicants under the Priority Offer may be allotted fewer Stapled Securities than they applied for.

1.11 New Issue volume underwritten

The Lead Manager has volume underwritten the New Issue of Stapled Securities under the Offer at the Final Price for an amount of $173 million. This means that the New Issue will be volume underwritten at the price determined under the bookbuild (Final Price). The Group and the Lead Manager must agree the price under the bookbuild. If they are unable to agree this price, the Lead Manager has no obligation to underwrite the New Issue.

1.12 No minimum offer amount

There is no minimum amount to be raised by the Offer. If the Group does not receive sufficient Applications under the Offer to raise between $219.7 – $225.8 million, the Group may proceed with the Offer to the extent of the Applications received, so long as the Directors believe it is in the best interests of the Group to do so. It is the Directors' current intention that if the Offer proceeds in these circumstances, the Trust will take proportionally smaller interests in each of its investments. The proportion by which each investment is scaled back will be the same.

Details of the Offer (continued)

1.13 Application Monies and refunds

Applications in the Retail Offer must be accompanied by a cheque drawn on an Australian financial institution in Australian currency and made payable to "Becton Property Group Offer" and crossed "Not Negotiable". Cash will not be accepted. Receipts for payment will not be issued.

Applicants should ensure that sufficient funds are held in their relevant account(s) to cover their cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the amount applied for on your Application Form, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

Application Monies are payable in full on Application. All Application Monies will be held on trust for the Applicants until the Stapled Securities are allocated.

Application Monies will be refunded (in full or in part) in Australian dollars where an Application is rejected or subject to scale-back or if the Offer is withdrawn or cancelled. No interest will be paid on any refunded amounts. The Group will retain any interest earned on Application Monies.

Refund cheques to unsuccessful Applicants will be sent as soon as practicable following the close, withdrawal or cancellation of the Offer.

1.14 Management Shareholder Selldown and voluntary escrow

The Management Shareholders will offer to sell approximately 21.6 million Stapled Securities. The Management Shareholder Selldown forms part of the Offer of Stapled Securities pursuant to this Disclosure Document. The Management Shareholders will offer their Stapled Securities through BECKShare and BPGShare.

If the Offer is fully subscribed, Management Shareholders will own approximately 35.3 million Stapled Securities, representing between 24.0% and 25.5% of the Group's issued capital based on the Indicative Price Range. See Exhibit 1.2 below showing the proposed Security holding of each Management Shareholder before and after the Offer.

If the Offer proceeds but is not fully subscribed, the proceeds of the Offer will be deemed to be proceeds of the New Issue in priority to the Management Shareholder Selldown. In other words, the first $173.0 million raised under the Offer will be allocated to the Company before any proceeds are paid to the Management Shareholders.

A portion of each Management Shareholder's Securities is subject to voluntary escrow arrangements. Management Shareholders are restricted from disposing of these Securities. Exhibit 1.2 below indicates the number of each Management Shareholder's Securities that are subject to escrow and the dates when those Securities are released from escrow.

Exhibit 1.2: Management Security holdings pre and post the Offer

Securities controlled by	Holding pre-Offer	Holding post-Offer	Securities free from escrow	Securities escrowed until FY07 results	Securities escrowed until FY08 results
Max Beck	39,227,891	21,041,578	2,855,264	–	18,186,314
Hamish Macdonald	5,947,906	5,531,239	611,062	–	4,920,177
Mark Taylor	3,769,851	2,401,430	500,000	950,715	950,715
Bruno Santi	2,736,844	2,320,176	–	1,160,088	1,160,088
Barry Shepherd	2,367,478	1,950,812	287,478	831,667	831,667
Paul Briggs	2,887,379	2,066,327	697,905	1,368,422	–
Total	**56,937,349**	**35,311,562**	**4,951,709**	**4,310,892**	**26,048,961**

1.15 ASX admission and quotation

Application for quotation of the Stapled Securities on ASX will be made no later than seven days after the date on which this Disclosure Document is lodged with ASIC. Quotation is not guaranteed. If permission for quotation is not granted within three months of the date of this Disclosure Document, Stapled Securities will not be allocated and Application Monies paid will be refunded without interest as soon as practicable. Subject to quotation approval being granted, trading of the Stapled Securities under the Offer is expected to commence on a deferred settlement basis on the Implementation Date.

Trading is expected to continue on that basis until and including 20 November 2006. From 21 November 2006 it is anticipated that trading of Stapled Securities will begin on a normal basis. Deferred settlement will occur as a consequence of trading which takes place before successful Applications are expected to be in receipt of holding statements.

It is the responsibility of each Applicant to confirm their allocation of Stapled Securities before trading in Stapled Securities. Any person who sells Stapled Securities before receiving confirmation of their Allocation in the form of their holding statement will do so at their own risk. The Group and the Lead Manager disclaim all liability, in negligence or otherwise, to any person who trades Stapled Securities before receiving their holding statement, whether on the basis of a confirmation of allocation provided by the Group or otherwise.

1.16 Brokerage and stamp duty

No brokerage or stamp duty is payable by successful Applicants on the acquisition of Stapled Securities under the Offer.

1.17 Taxation

Taxation consequences of any investment will depend upon the circumstances of each investor.

Investors should seek their own advice about the taxation consequences of investing in Stapled Securities under the Offer.

A brief guide to the Australian taxation implications for Australian resident investors who acquire Stapled Securities under the Offer and who hold those Stapled Securities on capital account is contained in Section 8.

1.18 Cooling-off

There is no cooling-off period for an investment in the Group. Once you have submitted a completed Application Form and providing the Application is accepted, you are not able to withdraw it. However, you can offer your Stapled Securities for sale on ASX once the Stapled Securities are quoted.

1.19 Investor enquiries

If you require assistance to complete the Application Form or have any queries relating to the receipt and processing of your Application or require additional copies of this Disclosure Document, you should call the Company Information Line on 1300 856 499.

If you have any questions about investing in the Group, you should contact your stockbroker, solicitor, accountant or other professional adviser.

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2 Becton Property Group Overview



2 Becton Property Group Overview

2.1 Overview of the Group

2.1.1 The Group's operations

The Company's operations currently include:

- development and construction;
- property funds management; and
- retirement village ownership and management.

After the Stapling and Offer, the Company will continue its operations in each of these areas as part of the Group.

The Group's business post-Stapling and Offer will differ from the Company's in two main ways:

- the Group will become an indirect property investor through the Trust (see Section 2.3); and
- the funds management business is likely to grow as a result (see Section 2.2.3).

Exhibit 2.1: The Group's organisational structure post-Proposal


Stapled
The Company
The Trust
Manager
Becton Diversified Property Fund
Manager
Development and Construction
Retirement
Property Funds Management
Indirect Property Investments

Source: Management information.

2.1.2 Group strategy

The Company's success and reputation have been built over 30 years on a culture that combines innovation and detailed, hands-on implementation. Quality, flexibility, control and perseverance are core to the success of the Company and underscore the strength of the "Becton" brand. Historically the Company has been an active investor in development properties. The addition of passive property investment under the Proposal is a natural extension of this strategy.

After Stapling, the Group will continue to pursue the Company's strategy of growth, further enhancing its position as a diversified, national property group through:

- increased property funds management activity resulting from the co-investment capacity generated by the Proposal;
- entry and expansion into growing niche property markets;
- further development of new retirement living solutions to meet this growing demographic;
- continued geographic expansion across all businesses; and
- continually increasing the level of synergy between the component activities of the Group, whilst seeking to extract value through various stages of the property life cycle.

Post-Offer, the Group will be better positioned to grow in these areas.

The major new part of the Group's operations will be the Trust's property investment business. The Trust and its initial portfolio are described in Section 2.3.2.

2.2 Becton Property Group Limited

Becton Property Group Limited (**Company**) is a listed Australian diversified property group with a strong record in property development, property funds management and retirement village ownership and management.

Established in 1976, the business has an enviable record of successful property development, including some of Australia's most significant examples of urban renewal, premium commercial, residential and hotel developments. Since its establishment, the Company has developed an extensive portfolio of prestige commercial and residential projects.

During the late 1990's the Company diversified through the creation of three new businesses:

- property funds management through Becton Investment Management;
- retirement village ownership and management through Becton Living; and
- holiday ownership club management through Accor Première Vacation Club, a joint venture with Accor Resorts. The Group divested its stake in the joint venture on 20 September 2006. Settlement is subject to certain conditions including Foreign Investment Review Board approval.

Since listing on ASX in July 2005 the Company has achieved a number of successes including:

- NPAT for FY06 of $20.4 million ($24.9 million including investment property revaluations) and exceeding prospectus forecasts of NPAT by 4% (excluding revaluations);
- declaring a fully franked dividend of 10.0 cents per Share (on a post-Share Consolidation basis) in line with prospectus forecasts;
- increasing funds under management to $814 million as at 30 June 2006;
- acquiring the Dee Why Gardens retirement village and completing the last stage of construction at Classic Residences, Brighton, thereby increasing retirement dwellings under management to 697; and
- completing construction of College Square on Swanston Stage 1 and the Esplanade Apartments.

Becton Property Group Overview (continued)

2.2.1 Development and construction

Background

With a stated commitment to developing commercial and residential properties of exceptional quality, the development and construction business has established an enviable record of achievement in property development and construction over the past three decades.

An integrated in-house development, construction and marketing capacity enables a high degree of flexibility throughout each project's life cycle, significantly reducing exposure to risks associated with changing market conditions or customer preferences.

The Directors believe that the success of the Company's development and construction businesses are attributable to:

- Niche projects – the Company is a boutique developer, undertaking a limited number of highly differentiated projects at any one time and striving to make them exceptional and profitable;
- High quality – delivery of quality product to the commercial and residential markets by undertaking the construction of the majority of development projects using the Group's in-house construction team. This approach delivers better quality control, more reliable feasibility analysis and timely implementation and allows flexibility during the design and construction phases;
- Customer service focus – exclusive use of an experienced in-house team, who undertake sales and marketing and provide after sales service, which helps generate repeat business; and
- Risk management mindset – eliminating or quarantining project risks prior to commencing construction.

The Company's record is illustrated by the significant portfolio of projects it has developed and built. The Company's projects are winners of numerous national and international industry awards.

Development and construction project history

Over the last 30 years, the Company has earned a reputation for its quality developments. It has developed a diverse range of quality properties across more than 40 major projects, including:

- Commercial – Manchester Unity House (Melbourne), Federal Police Headquarters (Melbourne), Pharmacy Guild Headquarters (Canberra), 312 and 470 St Kilda Road (Melbourne), 333 Collins Street (Melbourne);
- Retail – Century City Walk (Glen Waverley), Diamond Creek shopping centre;
- Residential – Copelen Street (South Yarra), The Port and Portside (Port Melbourne); and
- Hotels – Grand Mercure Hotel (Melbourne), Melbourne Metro Inn, Novotel (Glen Waverley), Crowne Plaza Hotel (Newcastle), Parkroyal Hotel (Melbourne).

Development and construction's current projects

Current, committed projects which will contribute to the operating results of the Company in FY07 and beyond are:

Exhibit 2.2: Projects contributing to FY07 and beyond operating results

Project	Description	Planning	Expected timing of settlement
The Park, Port Melbourne (Stages 6 and 7)	Stage 7, the final stage of this development, consists of 43 apartments, all of which are pre-sold.	Approved	FY07
Classic Residences, Brighton, Victoria, Stage 5B (final stage)	Classic Residences, Brighton is a multi-stage retirement development located in Brighton, Victoria.	Approved	FY07
College Square on Swanston, Carlton, Victoria, Stages 1 and 2	553 student apartments on a site directly adjacent to Melbourne University. Stage 2 consists of 287 apartments.	Approved	Stage 1 – FY07 Stage 2 – FY07 and FY08
The Esplanade, St Kilda	A luxury residential apartment development on the waterfront in St Kilda. Construction completed in mid 2006 and 44 apartments settled before 30 June 2006.	Approved	FY07
Mornington, Victoria	16 apartments and 27 house and land packages. All of the apartments and one of the house and land packages were completed and settled pre-30 June 2006.	Approved	FY07 to FY09
Kensington, Victoria	A leading edge urban renewal which integrates both public and private ownership. Over 150 dwellings completed in three stages. Additional stages will be completed over the next few years.	Approved	FY07 to FY11
East Melbourne, Victoria	69 apartments, 22 house lots and approximately 5,500 square metres of office space earmarked for acquisition by a fund managed by the funds management business. Apartment sales commenced in July 2006.	Approved	FY08 to FY09
Canberra, ACT	60 premium apartments on the corner of State Circle and Melbourne Avenue, Canberra, opposite Parliament House. Construction is to commence in late 2006.	Approved	FY08
Byron Bay, NSW	A joint venture in a 90 hectare land holding in Byron Bay, NSW. Planning approval for Stage 1 comprising 117 holiday villas received in September 2006.	Approved	FY09 to FY11
Berry Street, East Melbourne, Victoria	The Company is currently seeking planning approval for the development of eight premium townhouses in East Melbourne.	Awaiting approval	FY08
Rowville, Victoria	The Company has purchased a site in Rowville adjoining a golf course and intends to develop approximately 129 retirement villas and a community centre. On completion, this asset will be managed by the Group's retirement business.	Approved – modifications required	FY08 to FY11

Becton Property Group Overview (continued)

Project	Description	Planning	Expected timing of settlement
Keysborough, Victoria	The Company has acquired a right to develop a portion of this property in conjunction with an acquisition made by the Becton Industrial Property Trust. The newly built area will be approximately 15,000m² for light industrial usage.	Pre-approval stage	FY08
Colac, Victoria	The Company has the exclusive right to acquire a site in Colac, Victoria for the development of an approximately 10,000m² bulky goods centre. Concept planning is currently proceeding as a precursor to seeking planning approval.	Pre-approval stage	FY08 and FY09
Drill Street, Hawthorn, Victoria	The Company has entered into a contract to acquire a site in Hawthorn, Victoria for the development of a boutique, premium retirement property of approximately 60 dwellings. On completion, this asset will be managed by the Group's retirement business.	Approved – modifications required	FY10
West Meadows, Victoria	The Company has the exclusive right to acquire a site in West Meadows for the development of an affordable retirement village. On completion, this asset may be managed by the Group's retirement business.	Pre-approval stage	FY08 to FY11

Source: Management information.

2.2.2 Retirement village ownership and management

Background

The Company established its retirement business in the late 1990's to service the resident funded, for-profit, retirement living market. Its core capabilities are site acquisition, purpose built design and services management. The Company currently owns and operates three retirement villages, two in Victoria and one in New South Wales, catering for over 870 residents. The Company's aim is to create exceptional residential community environments that lead the market in built quality, service delivery and innovation.

Retirement village portfolio summary

Exhibit 2.3: Classic Residences, 3 Brewer Road, Brighton East Victoria 3187



Classic Residences, Brighton	
Value	$20m
Number of dwellings	376

Source: 30 June 2006 financial results.

Exhibit 2.5: Dee Why Gardens, 155 Fisher Road North, Dee Why NSW 2099



Dee Why Gardens	
Value	$24m
Number of dwellings	237

Source: 30 June 2006 financial results.

Exhibit 2.4: Menzies Malvern, 1286 High Street, Malvern Victoria 3144



Menzies Malvern	
Value	$15m
Number of dwellings	124

Source: 30 June 2006 financial results.

Becton Property Group Overview (continued)

Strategy and growth

The Company currently services two distinct and growing age based segments:

- over 70s independent living; and
- over 80s assisted living.

The Company believes that the retirement sector is an important asset class going forward due to two main factors:

- the Recurring Earnings that flow from owning the deferred management fees attached to a retirement dwelling; and
- the ageing population demographics in Australia.

The Company's aim is to provide the retirement village of first choice for "over 70s" living in any selected location. A fully integrated range of services underpins this offering including design, construction, service management and delivery.

The Company's strategy for participation in the Australian retirement market is based on the pursuit of a limited number of niche sub-markets rather than trying to become a large scale generalist. Best-of-class positioning with high local market differentiation and enduring barriers to competition are the targeted attributes for all the Company's retirement properties.

The Company is actively pursuing expansion opportunities within Australia through the acquisition of both greenfield development sites and established operations. The Company has recently acquired sites in Rowville and Hawthorn, Victoria and has the exclusive right to acquire a site in West Meadows, Victoria for the development of new retirement villages. Fully developed, these three sites would create approximately 350 additional retirement dwellings.

The business has experienced and is forecasting continued, strong growth in dwellings under management.

Exhibit 2.6: Retirement – dwellings under management[1]



1,000
800
600
400
200
0
Number of dwellings
64
138
182
255
378
697
715
953
FY01
FY02
FY03
FY04
FY05
FY06
FY07F
FY08F

Source: Management information and Directors' Forecasts.

Note:

1. The historical dwellings under management are based on actual dwellings to 30 June 2006. The forecast dwellings under management are based on a number of estimates and assumptions as described in Section 5.

2.2.3 Property Funds Management (Becton Investment Management)

Background

Becton Investment Management is the Company's specialist property funds management business. Becton Investment Management's business is expected to grow as a result of the Offer, due to the increase in its funds under management (FUM) from the establishment of the Trust's initial portfolio.

The Offer is expected to have a positive impact on Becton Investment Management's ability to grow its FUM due to the improved access to capital and the ability to leverage the Group's enlarged balance sheet. Also, Becton Investment Management believes that investors prefer to invest in funds in which the manager co-invests alongside them. The Trust's investment in Becton Diversified Property Fund (**BDPF**), and through it in the Sector Funds, SPTs and Becton Development Income Fund (BDIF) is therefore expected to enhance the Group's ability to raise equity through its retail distribution platform. This two-tiered co-investment model is also expected to enhance the Group's return on equity for Stapled Securityholders.

Becton Investment Management generates fee income through trust establishment, property acquisition, trust management, property management, project management, Sector Fund and SPT rollovers and deferred establishment fees upon disposal of trust properties. A significant proportion of this income is recurrent and highly predictable.

Strategy and growth

The core strategy of Becton Investment Management is to:

- create value for all stakeholders;
- actively manage and maximise the performance of existing investor funds; and
- create and promote investment opportunities for retail and wholesale investors to participate in the long term ownership and development of direct property investments.

Becton Investment Management currently manages 16 public and two private investment vehicles holding assets valued in excess of $900 million on behalf of over 5,500 investors.

Becton Investment Management seeks to differentiate itself from its peers by:

- Active management – the business adds value by pursuing properties that require active management including repositioning, re-leasing, extending and refurbishing to extract value by retaining and attracting tenants and increasing rental growth whilst in turn driving capital value. The investment management team is active in forming views on each sector in each geographic location to enable the business to target the markets expected to outperform; and
- Leveraging from the Group's experience – Becton Investment Management is part of a successful development and construction business. This enables it to obtain sound advice regarding development and construction techniques, costings and feasibilities, ensuring it makes informed decisions, and provides invaluable networks in the Australian property industry.

The key growth driver of Becton Investment Management's business is growth in its FUM. The business will seek to grow FUM by targeting superior performance of existing funds, best practice equity distribution via investment and superannuation platforms and a focused and active acquisition strategy. Becton Investment Management will also seek to differentiate itself by providing superior performance reporting and information accessibility to its investors. This will include a specially developed online investor information portal accessed through the Group's website, www.becton.com.au.

2 Becton Property Group Overview (continued)

Becton Investment Management's historic and forecast FUM is shown below.

Exhibit 2.7: Property funds management – FUM


1,500
1,200
900
600
300
0
$ million
22
47
100
135
210
619
814
1,144
1,444
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07F
FY08F

Source: Management information and Directors' Forecasts.

Note:

1. The histroical FUM are based on actual FUM to 30 June 2006. The forecast FUM are based on a number of estimates and assumptions as described in Section 5.

A further core objective of Becton Investment Management is to access new retail distribution channels through superannuation and investment platforms. BDPF has been specifically developed with this market in mind as it rebates all fees on underlying Becton managed investments, offers diversification (by sector, property and geography) and liquidity (currently quarterly). BDPF is experiencing strong monthly inflows through existing distribution channels. The fund is currently listed on five superannuation and investment platforms and is expected to be listed on a further five platforms by the end of FY07. It is estimated that approximately 70% of all retail investment inflows are currently sourced through investment administration services (i.e. wrap accounts and investment platforms). For this reason, the Directors of Becton Investment Management considered it fundamental to the Company's future in retail funds management that it was able to access these distribution channels.

Becton Investment Management believes that BDPF's access to additional investment platforms will be significantly enhanced following Stapling due to the:

- increased size of the fund with the addition of the Trust's $171.1 million investment under the Proposal;
- enhanced diversification (the fund will have an interest in 61 properties); and
- the Group's co-investment in the fund.

As a result, it is anticipated by the board of Becton Investment Management that the equity raising potential of the Company's funds management business will be enhanced following Stapling and this should help grow the Group's growth in FUM.

Management portfolio

Becton Investment Management is the manager of the Trust, BDPF, the Sector Funds and the SPTs described in Section 2.3. In addition, it also manages the funds outlined below. BDPF has a small investment in BDIF and may also invest in these funds in the future.

Exhibit 2.8: Additional funds managed by Becton Investment Management

Fund name	Fund type	Size ($m)[1]	Maturity date
Ampol Roadhouse Syndicate	Syndicate	2.1	4 February 2007
Becton Developments Income Fund	Property Income Fund	49.8	30 June 2009
Veterans' Affairs Building Property Trust	SPT	10.7	31 October 2006
Total		**62.6**	

Source: Management information.

Note:

1. As at 30 June 2006.

2.3 Becton Property Trust

The Trust's $171.1 million initial investment (excluding costs) will consist of a diversified portfolio of indirect property interests which are already managed by the Company's property funds management business. These properties are located throughout Australia and New Zealand and comprise investments in:

- 17 office properties through interests in the Becton Office Property Trust, 226 Greenhill Road Property Trust, AFP Building West Perth Syndicate, Transport Building Property Trust, 111 St Georges Terrace Property Trust, Energy House Property Trust and the Becton Canberra Property Trust;
- 15 retail properties through interests in the Becton Retail Property Trust, Subiaco Square Shopping Centre Property Trust and Southlands Boulevarde Property Trust;
- 27 industrial properties through interests in the Becton Industrial Property Trust;
- one healthcare property through an interest in Havelock House Property Trust; and
- one hotel through its interest in Newcastle Harbourfront Hotel Property Trust.

These investments are described in greater detail below.

The Trust will fund its acquisition of this portfolio following the Implementation Date mainly using the proceeds of the Offer. The Trust has contractual commitments from the issuers and vendors of the above property interests that the interests will be issued or sold to the Trust if the Offer is completed.

Becton Diversified Property Fund

The Trust will hold most of its indirect property investments through the Group's diversified property fund, BDPF, which was launched in March 2006.

BDPF is an unlisted property fund investment vehicle which predominantly invests in the funds managed by Becton Investment Management. Post-Offer, BDPF will have total investments of approximately $189.4 million, which includes $18.3 million of existing investments and exposure to more than 60 properties throughout Australia and New Zealand.

Initially the Trust will own approximately 90.3% of BDPF (based on the equity of BDPF as at 29 September 2006) but it is expected that the Trust's proportional ownership in BDPF will reduce over time as third party equity is raised. The Group's future interest in BDPF will be managed such that an appropriate overall earnings mix is achieved for the Group.

BDPF may make equity and/or debt investments in the underlying funds in which it invests. Becton Investment Management will determine the mix of debt and equity with the aim of serving the best interests of all of BDPF's investors.

The Trust may make further indirect property investments through BDPF or it may acquire these investments itself.

2.3.1 Investment strategy

The key components of the Trust's investment strategy are as follows:

- Diversification – to make investments so that the Trust has exposure to a diversified portfolio of properties in Australia and New Zealand;
- Co-investment – by co-investing with external investors at the BDPF level and BDPF then co-investing with other investors at the Sector Fund and SPT level, the Group expands its exposure to property assets, and the associated Recurring Earnings, with a lower commitment of capital and higher diversification than a 100% direct property investment would achieve;
- Dynamic investment management – the investment portfolio will blend properties that are managed as a long term investment of the Trust and provide stable cash flows, together with properties intended to be shorter term investments and which offer the opportunity for the Group to add value and provide a higher level of return through active asset management; and
- Third party acquisitions and development of properties with the Company – the Trust's investment strategy will include the acquisition of indirect interests in properties from third parties, as well as properties developed by the Company. The Trust will also benefit from the Group's depth of knowledge and experience in the property sector to identify and source properties which provide the opportunity to add value.

2.3.2 The initial portfolio

The Trust's initial portfolio will comprise investments via BDPF in the three Sector Funds – Becton Industrial Property Trust, Becton Office Property Trust and Becton Retail Property Trust – in nine SPTs and in BDIF. These investments are profiled below.

The investment strategy of the Sector Funds is to deliver stable, consistent income and capital growth through a diversified portfolio of quality properties throughout Australia and New Zealand.

The Sector Funds are open investment vehicles which target further acquisitions in accordance with the following core investment criteria:

- geographic diversification in accordance with sector specific drivers;

2 Becton Property Group Overview (continued)

- tenant diversification to the extent that no single tenant contributes more than 15% of the total income of the relevant trust;
- diversified by lease expiry so that no more than 20% of trust income expires in any one year; and
- diversified by property so that no single property contributes more than 35% of a trust's income.

The geographic and sector diversity of the Trust's initial portfolio of indirect interests in the Sector Funds and SPTs (by dollar value invested) are shown below on a look-through basis.

Exhibit 2.9: Portfolio profile – diversification

Geographic diversity


NZ 11%
NSW 22%
TAS 0%
NT 6%
ACT 10%
VIC 16%
SA 4%
WA 21%
QLD 10%

Source: Management information.

Note:

1. Weighted by the values indirectly invested by the Trust into the underlying properties.

Sector diversity


Hotel 4%
Retail 15%
Health 1%
Industrial 9%
Office 71%

Source: Management information.

Note:

1. Weighted by the values indirectly invested by the Trust into the underlying properties.

Property summaries

The valuations outlined below are taken from the Sector Funds' and SPTs' 2006 Annual Reports and are based on independent valuations undertaken for the purpose of year end reporting.

The following exhibits refer to each portfolio property's "Yield", "WALE" and "Vacancy". Yield is a measure of income generated by the property – in other words the property showing a yield of 8% will generate for its investors a distribution of 8% per annum of the amount those investors paid for the property. WALE means weighted average lease expiry and measures the time until the lease of each of the property's tenants expires and then weights those times by reference to the floor space leased by each tenant. The longer a property's WALE the better, as this reflects greater certainty of income from the property. Vacancy is a measure of how much of the property is not leased. The lower the vacancy percentage the better.

Sector Funds and Single Purpose Trusts (SPTs)

Becton Industrial Property Trust

Becton Industrial Property Trust (**BIPT**) was established in 2003 and currently comprises 27 properties with a total value of $214.0 million. BIPT is geographically diverse with properties in VIC (47% of portfolio by value), WA (35%), QLD (9%), SA (5%), NSW (2%) and NT (2%). There is a total of 41 tenants with no tenant representing greater than 10% of the BIPT portfolio (by income). The WALE is 4.5 years and no year has a lease expiry exposure of greater than 20%. The majority of leases are subject to CPI rent reviews or fixed rent reviews of at least 3% per annum.

BIPT's strategy is to provide a high yielding investment delivering stable income and consistent capital growth through a diversified portfolio. Further acquisitions will target locations where suitably zoned land shortages or infrastructure improvements will drive rental and capital growth.

The Trust will invest a total of $15.0 million in BIPT via BDPF out of the proceeds of the Offer. This will give the Trust a 12.0% effective interest in BIPT.

Exhibit 2.10: BIPT - Summary of properties

Property	State	Sector	Valuation	Yield %	WALE years	Vacancy %
310 Spearwood Avenue, Bibra Lake	WA	Industrial	$28,500,000	7.61	2.0	0.0
6 Albert Street, Preston	VIC	Industrial	$19,600,000	7.70	4.3	0.0
245-247 Balcatta Road, Balcatta	WA	Industrial	$17,500,000	7.65	8.7	0.0
14-17 Dansu Court, Hallam	VIC	Industrial	$13,200,000	7.87	4.8	0.0
102-128 Bridge Road & 52 Cambria Road, Keysborough	VIC	Industrial	$12,200,000	8.10	6.7	30.8
33-39 Clarinda Road, South Oakleigh	VIC	Industrial	$11,500,000	8.27	4.3	0.0
12-13 Dansu Court, Hallam	VIC	Industrial	$11,400,000	7.14	9.9	0.0
7-31 Keys Road, Moorabbin	VIC	Industrial	$11,200,000	8.25	4.9	0.0
145 Archerfield Road, Richlands	QLD	Industrial	$10,114,016	8.04	n/a	n/a
39-45 Wedgewood Road, Hallam	VIC	Industrial	$9,300,000	8.35	5.8	0.0
147 Archerfield Road, Richlands	QLD	Industrial	$9,000,000	8.81	3.1	0.0
5-9 Woomera Avenue, Edinburgh	SA	Industrial	$6,000,000	7.85	7.2	0.0
26 Rigali Way, Wangara	WA	Industrial	$5,750,000	7.51	8.2	0.0
92 Robinson Avenue, Belmont	WA	Industrial	$5,700,000	7.34	1.8	0.0
244 Eastern Parade, Gillman	SA	Industrial	$4,900,000	7.08	3.4	0.0
32 Gauge Circuit, Canning Vale	WA	Industrial	$4,850,000	7.68	3.8	0.0
396 Victoria Street, Wetherill Park	NSW	Industrial	$4,500,000	7.98	0.9	0.0
875 Stuart Highway, Holtze	NT	Industrial	$4,200,000	9.24	4.7	0.0
Lot 300 Vinnicombe Drive, Canning Vale	WA	Industrial	$4,120,000	7.83	9.6	0.0
172 Kewdale Road, Kewdale	WA	Industrial	$3,600,000	8.28	0.4	0.0
8-14 Albert Street, Preston	VIC	Industrial	$3,550,000	8.70	1.3	0.0
39 Catalano Road, Canning Vale	WA	Industrial	$3,100,000	9.46	1.4	0.0
13 Fiveways Boulevarde, Keysborough	VIC	Industrial	$3,000,000	8.20	0.7	0.0
2 Fairborne Way, Keysborough	VIC	Industrial	$2,300,000	8.90	2.5	0.0
3 Fairborne Way, Keysborough	VIC	Industrial	$1,700,000	7.50	0.7	0.0
28 Gauge Circuit, Canning Vale	WA	Industrial	$1,680,000	9.08	0.3	0.0
1 Fairborne Way, Keysborough	VIC	Industrial	$1,500,000	6.70	0.0	100.0
Total (average for yield/WALE)			**$213,964,016**	**7.93**	**4.5**	**2.5**

Source: Management information and 2006 Annual Report.

Notes:

1. Vacant area at 102-128 Bridge Road is covered by a rent guarantee to January 2007.
2. Vacant area at 1 Fairborne Way is covered by a rent guarantee to December 2007.
3. 145 Archerfield Road is currently under construction. Yield figure represents forecast yield on completion.
4. Average yield, WALE and vacancy are weighted by value.
5. 172 Kewdale Road, Kewdale valuation excludes land yet to be developed.

248

2 Becton Property Group Overview (continued)

Becton Office Property Trust

Becton Office Property Trust (**BOPT**) was established in 2003 and currently owns or has contracted to buy an interest in 11 A-Grade and B-Grade office properties with a total value of $286.3 million. BOPT is geographically diverse with properties in NSW (27% of the portfolio), VIC (18%), New Zealand (17%), ACT (11%), WA (8%), QLD (8%), NT (6%) and SA (5%). There are a total of 124 tenants with the majority of top tenants being ASX-listed Companies or Government tenants. The properties have varying degrees of potential for value enhancement through lease management or refurbishments.

BOPT's strategy is to deliver stable, consistent income and capital growth through a diversified portfolio of quality commercial office properties throughout Australia and New Zealand.

The Trust will invest a total of $106.1 million in BOPT via BDPF out of the proceeds of the Offer. This will give the Trust a 77.9% effective interest in BOPT.

Exhibit 2.11: BOPT - Summary of properties

Property	State	Sector	Valuation	Yield %	WALE years	Vacancy %
111 St Georges Terrace Property Trust	WA	Office	$21,236,169	6.85	3.5	0.0
Property contracted but not yet settled, Auckland	NZ	Office	$48,901,242	7.53	4.1	4.7
80 George Street, Parramatta	NSW	Office	$33,125,000	6.98	1.9	12.0
33 Allara Street, Canberra	ACT	Office	$32,000,000	8.87	5.3	0.0
8-22 West Street, North Sydney	NSW	Office	$28,810,000	8.00	5.4	0.0
580 St Kilda Road, Melbourne	VIC	Office	$25,725,000	7.59	1.7	5.0
38 Cavenagh Street, Darwin	NT	Office	$16,000,000	9.25	4.9	0.0
89 Pirie Street, Adelaide	SA	Office	$15,700,000	9.90	3.9	19.1
106-108 Church Street, Parramatta	NSW	Office	$15,125,000	7.95	3.1	0.0
Eastern Views Office Park, 303-313 Burwood Highway, Burwood East	VIC	Office	$4,100,000	8.44	2.1	0.0
422 Little Collins Street, Melbourne	VIC	Office	$22,200,000	8.00	3.1	0.0
Other property	QLD	Office	$23,400,000	6.96	n/a	n/a
Total (average for yield/WALE)			**$286,322,411**	**7.88**	**3.4**	**3.7**

Source: Management information and 2006 Annual Report.

Notes:

1. Post-Offer, BOPT will hold approximately 42.9% of the equity of 111 St Georges Terrace Property Trust. The full valuation of the property in this trust is $73 million.
2. The Auckland acquisition is currently under contract subject to a pre-emptive right to the co-owner. If the co-owner exercises this pre-emptive right this acquisition will not proceed. This figure is based in Australian dollars on the currency conversion ratio of A$1.00 = NZ$1.15.
3. 50% of the vacant area of 80 George Street is subject to a rent guarantee until July 2007.
4. Vacant area at 89 Pirie Street is covered by a rent guarantee to January 2007.
5. Average yield, WALE and vacancy are weighted by value.
6. "Other properties" comprises properties BOPT currently has under exclusive due diligence and includes the Company's estimates of final acquisition terms.

Becton Retail Property Trust

Becton Retail Property Trust **(BRPT)** was established in 2004 and currently comprises 15 properties with a total value of $154.5 million. BRPT is geographically diverse with properties in QLD (47% of portfolio by value), WA (31%), NSW (13%), VIC (5%), TAS (3%) and SA (1%). There are a total of 186 tenants with no tenant representing greater than 15% of the BRPT portfolio gross income. The WALE of the portfolio is 5.6 years and no year has an exposure of greater than 20% by value of gross rental. Lease rent reviews vary between CPI and fixed increases of between 3% and 5%.

BRPT's investment strategy is to deliver sustainable financial returns to investors from proactively managed retail property. By continuing to improve the property and tenant composition through active management the trust aims to increase its ability to provide investors with a secure income stream and consistent capital growth.

The Trust will invest a total of $16.0 million in BRPT via BDPF out of the proceeds of the Offer. This will give the Trust a 19.4% effective interest in BRPT.

Exhibit 2.12: BRPT - Summary of properties

Property	State	Sector	Valuation	Yield %	WALE years	Vacancy %
Southlands Boulevarde, Burrendah Boulevarde, Willetton (50%)	WA	Retail	$37,625,000	7.57	4.9	4.4
Northwest Plaza, 97 Flockton St, McDowall	QLD	Retail	$18,000,000	7.52	5.8	3.6
North Point Homemaker Centre, Windmill Crossing, Mackay	QLD	Retail	$17,400,000	8.25	7.4	0.0
Thornton Supa Centre, Thornton	NSW	Retail	$14,500,000	8.15	4.7	17.4
Freedom Home Centre, 67 Redland Bay Road, Capalaba	QLD	Retail	$12,900,000	7.75	4.9	0.0
Lakes Central, Kings Road, Townsville	QLD	Retail	$12,200,000	8.50	2.4	0.0
232 Brisbane Road, Booval	QLD	Retail	$11,900,000	8.48	4.3	0.0
39 Dixon Road, Rockingham	WA	Retail	$6,200,000	8.07	7.1	0.0
130 Peel Street, Tamworth	NSW	Retail	$5,800,000	7.97	8.4	0.0
52-64 Old Geelong Road, Hoppers Crossing	VIC	Retail	$4,750,000	7.00	8.4	0.0
22 William Street, Beckenham	WA	Retail	$4,375,000	7.48	8.4	0.0
174-192 Liverpool Street, Hobart	TAS	Retail	$4,300,000	8.25	8.4	0.0
190 Commercial Road, Morwell	VIC	Retail	$2,400,000	9.02	8.4	0.0
128 McDouall Stuart Avenue, Whyalla	SA	Retail	$2,150,000	10.17	8.4	0.0
Total (average for yield/WALE)			**$154,500,000**	**7.95**	**5.6**	**3.1**

Source: Management information and 2006 Annual Report.

Notes:

1. Vacant area at Thornton Supa Centre is covered by a rent guarantee to June 2007.
2. Yield figures for North Point Homemaker Centre, Freedom Home Centre and Lakes Central are all estimated using Capitalisation Rates.
3. Average yield, WALE and vacancy are weighted by value.

2 Becton Property Group Overview (continued)

Single Purpose Trusts (SPTs)

Through BDPF, the Trust will acquire an interest in nine SPTs currently managed by Becton. The portfolio of SPTs includes five office assets, two retail assets (including a 50% interest in Southlands Boulevarde Shopping Centre, a Perth based sub-regional shopping centre), a hotel and a health care facility. The properties are spread across five Australian states/territories, have a WALE of 4.7 years and a weighted average vacancy rate of 5.5%.

The portfolio has exposure to a number of government and national corporate tenants with more than 60% of the portfolio's income derived from Government and listed corporate tenants. BDPF will acquire a stake of between 8%–50% in each SPT.

Exhibit 2.13: SPTs - Summary of properties

SPT	State	Sector	Valuation	Yield %	WALE years	Vacancy %	BPT investment via BDPF
Becton Canberra Trust	ACT	Office	$46,000,000	8.10	4.8	0.0	$4,833,780
Newcastle Harbourfront Hotel Trust	NSW	Hotel	$45,495,000	6.51	2.7	0.0	$6,305,325
Southlands Boulevarde Property Trust	WA	Retail	$37,625,000	7.57	4.9	4.4	$7,802,959
Havelock House Property Trust	WA	Health	$22,300,000	8.00	11	0.0	$2,342,130
Subiaco Square Shopping Centre Property Trust	WA	Retail	$21,200,000	7.22	11	3.9	$1,822,210
226 Greenhill Road Property Trust	SA	Office	$19,300,000	8.71	2.2	0.0	$815,300
Transport Building Property Trust	WA	Office	$18,400,000	7.11	0.4	0.0	$5,264,000
Energy House Property Trust	NT	Office	$17,400,000	5.89	8.9	41.4	$3,486,150
AFP Building, West Perth Trust	WA	Office	$14,000,000	7.66	0.7	0.0	$1,321,650
Total (average for yield/WALE)			**$241,720,000**	**7.42**	**4.7**	**5.5**	**$33,993,504**

Source: Management information.

Notes:

1. The valuation for Newcastle Harbourfront Hotel Trust has been prepared on a strata title basis.
2. Average yield, WALE and vacancy are weighted by value.

Total property portfolio

	Valuation	Yield %	WALE years	Vacancy %	BPT investment via BDPF
Total Sector Fund and SPT portfolio	**$896,506,427**	**7.77**	**4.0**	**3.9**	**$171,124,691**

Note:

1. Average yield, WALE and vacancy are weighted by the Trust's indirect dollar investment into each property.

3 Board and Senior Management



3 Board and Senior Management

3.1 Board of Directors

Following the AGM, the Company and the Responsible Entity will share seven common directors, with four being independent. The current Directors of the Company are Max Beck (Executive Chairman), Brian Pollock (Independent Deputy Chairman), Robert Critchley (Independent), William Conn (Independent), Michael Naphtali (Independent), Hamish Macdonald (CEO) and Mark Taylor (Finance Director). Following the AGM the Board of the Responsible Entity will be the same as the Company except for one additional Director, Matthew Chun, Executive Director and Head of Funds Management.

Maxwell Beck, AM

Chairman

Max has over 40 years experience in the building and construction industry. In addition to his current positions as Executive Chairman of the Company and Deputy Chairman of the Royal Children's Hospital, Max has served on numerous public boards and committees, including the Melbourne Major Events Company Limited, the Melbourne Neuromuscular Research Centre, the organisation committee for the 2004 Prime Minister's Olympic dinner, the Melbourne Chapter of the Children's International Summer Villages and the 1996 Melbourne Olympic Bid. Max is a member of the Remuneration Sub Committee. Aged 65.

Brian Pollock

Non-executive Deputy Chairman, Becton Property Group Limited and Independent Chairman, Becton Investment Management

Brian has over 35 years experience in superannuation, financial services and property investment. He currently holds directorships with A. E. Smith & Son Pty Ltd (Chairman), Clive Peeters Group Limited (Chairman), ME Portfolio Management Ltd (Chairman), Programmed Maintenance Services Limited and Macquarie Real Estate Equity Funds No.1, No.2, No.3, No.4 and No.5. Brian is a member of the Audit and Risk Management Sub Committee. Aged 60.

Robert Critchley

Non-executive Director

Robert has more than three decades experience in the banking, finance and management consulting sectors. He has held senior positions with National Australia Bank, Citibank and Société Générale. He is also chair of the Strathfield Group Limited, Noni B Limited, Corduke Limited and Trent Capital Limited as well as a director of Coates Hire Ltd. Robert is Chairman of the Remuneration Sub Committee. Aged 63.

William J. Conn, OAM

Non-executive Director

Bill has an extensive background in investment banking. He is a director of the Grand Hotel Group Limited and Village Roadshow Limited, as well as a number of private companies. Bill is also a consultant to Merrill Lynch International (Australia) Limited. Bill is Chairman of the Audit and Risk Management Sub Committee. Aged 60.

Michael Naphtali

Non-executive Director

Michael is Chairman and Managing Director of Hind Consulting and Investment Pty Ltd, a specialised private and family business consultancy, and Principal of Hindal Corporate Pty Ltd, a corporate finance and investment firm specialising in mergers and acquisitions, capital raisings and business valuations. Michael is a member of both the Audit and Risk Management Sub Committee and the Remuneration Sub Committee. Aged 57.

Hamish Macdonald

Chief Executive Officer

Hamish has many years of international, national and local experience in the property and construction industry gained with Civil and Civic and Lend Lease before joining the Company. He has driven the growth and diversification of the Company, having been in the senior management team for over a decade. Hamish holds a Bachelor of Building Degree (Honours), is a Fellow of the Financial Services Institute of Australia and a member of the Australian Institute of Company Directors. Aged 46.

Mark Taylor

Finance Director

Mark is responsible for all Group finance and accounting matters, including the funding of new projects and the raising of corporate debt and equity. Mark holds a Bachelor of Science (Honours) and postgraduate qualifications in accounting and treasury disciplines. He is a member of the Australian Institute of Chartered Accountants, the Australian Institute of Company Directors, the Finance and Treasury Association Limited and the Australian Institute of Management. Aged 49.

3.2 Senior management

Matthew Chun

Head of Funds Management and Executive Director, Becton Investment Management

Matthew has overall accountability and responsibility for the performance of Becton Investment Management. He has worked in various facets of the property industry for the last 14 years, with senior positions at CBus Industry Super Fund and Coles Myer. Matthew has had considerable exposure to the retail, office, industrial, residential and hotel property sectors. Recent achievements include investing in excess of $300 million in equity (on behalf of third party investors) in property valued in excess of $1.8 billion and being awarded the Young Property Achiever of the Year 2002 by the Australian Property Institute for his outstanding contribution to the property industry. Matthew holds a Bachelor of Economics, Graduate Diploma in Property, Graduate Diploma in Applied Investment and Finance and is a Licensed Estate Agent in Victoria as well as a Fellow of the Financial Services Institute of Australia.

Damian Dalgleish

Head of Construction, Becton Constructions

Damian worked for a number of construction companies prior to joining the Company in 1992 as a Site Manager. Since then, he has been regularly promoted through Project Manager and Senior Project Manager/Design Manager as his experience grew. During this time, Damian was responsible for a number of the business's most significant residential and retirement projects. Damian has recently taken over as the Group's Head of Construction responsible for all construction activity.

James Goodwin

Corporate and Finance Manager, Becton Investment Management

James has considerable experience in the property funds management industry and, in particular, the development and establishment of new funds (both listed and unlisted), debt and equity raisings and mergers and acquisitions. James was previously employed by Centro Properties Group as Corporate Finance Manager where he played an instrumental role in the development, financing and implementation of a number of significant property funds and acquisitions, including the $2 billion listed Centro Retail Trust. James holds a Bachelor of Laws (Honours) and a Bachelor of Arts from Monash University and is currently studying towards his Masters of Applied Finance at Macquarie University.

Dr Charles MacDonald

Executive Chairman, Becton Living

Charles joined the Company in March 2005 with responsibility to grow the Becton Living business into Australia's premier retirement brand. He is a former General Manager of FKP Property Group's Retirement and Investment Division, Chief Executive Officer and director of Australian Retirement Homes Limited, Chief Executive Officer of the Corrs Chambers Westgarth Lawyers Queensland Offices, and has held senior management roles at Coopers & Lybrand Chartered Accountants. Charles is a former member of the Retirement Village Association Ltd Board, the ATO Retirement Village Industry Partnership reviewing GST and the Aged Care Queensland Board.

Andrew Metcalfe

Company Secretary

Andrew is a qualified accountant with over 20 years experience across a variety of industry sectors, having held the position of Company Secretary and CFO for a number of ASX listed entities and unlisted public entities in the energy, financial services, technology, property development, property trust, agriculture and waste industries. Andrew is a Certified Practising Accountant and is a Fellow of the Chartered Institute of Secretaries and Administrators. He is currently Company Secretary for three ASX-listed entities. Andrew's position with the Company is that of a part time consultant.

Antony Morell

Group Marketing and Strategy Manager

Antony is responsible for developing and maintaining consistent marketing direction and communications for the Group, as well as coordinating the development and implementation of strategic business planning. Prior to joining Becton, Antony spent the first decade of his career working in strategic marketing and business consulting both in Australia and the United Kingdom. Antony holds a Bachelor of Business and is currently completing a Masters in Corporate Innovation.

Board and Senior Management (continued)

Stuart Nicolson

Head of Retirement

Stuart has recently joined Becton Living in the role of Managing Director, responsible for all operational aspects of the retirement business. Stuart will work closely with Dr Charles MacDonald on strategic and growth initiatives. Stuart came to the Company with substantial experience in marketing and operational capacities. He has a Bachelor of Arts from Melbourne University and an MBA from Melbourne Business School.

Matt Reid

Manager, Mergers and Acquisitions and Investor Relations

Matt has responsibility for the Group's mergers and acquisitions and investor relation functions. Matt recently joined the Company after spending time with Austock where he was an Associate Director in Corporate Finance, assisting clients in mergers and acquisitions as well as providing equity capital markets advice. During this time, Matt also worked with the Company on its 2005 restructure and IPO. Prior to that, Matt was with PricewaterhouseCoopers for nine years where he reached the position of Director Transaction Services. Matt has a Bachelor of Economics and is a qualified Chartered Accountant.

Caroline Sabolek

Head of Human Resources

Caroline is responsible for the Group's HR function, which includes Human Resource Management, Payroll, and Occupational Health and Safety. Caroline has been with the Company for 13 years and has a Bachelor of Science and Masters in Human Resource Management and is a Certified Professional member of the Australian Human Resource Institute.

Bruno Santi

Executive Director, Becton Living

Bruno is actively involved in identifying new development opportunities and has been instrumental in the Company's expansion throughout Australia. Bruno's recent responsibilities have included the landmark development of the Pharmacy House building in Canberra and the development of Walter Turnbull House in Canberra, while overseeing the Company's interest in Becton Living. He has a law degree from the University of Melbourne.

Barry Shepherd

Executive Director, Becton Constructions

Barry has been in the property industry for more than 30 years and was one of the initial exponents of off-the-plan marketing for inner-city residential living. Barry is pivotally involved in the identification and acquisition of new projects and has a significant overseeing role in all the development and construction business's project marketing and sales activities.

Jason Vanderzalm

Group General Manager Finance

Jason has responsibility for all Group finance and accounting functions, including internal and external reporting, taxation and joint venture operations. Jason joined the Company in June 1999 after nine years with PricewaterhouseCoopers where he was a Senior Manager in audit and transaction services. Jason has a Bachelor of Economics (Accounting) and is a qualified Chartered Accountant.

3.3 Corporate governance

The Group has in place corporate governance practices to ensure that it is effectively directed and managed, that risks are monitored and assessed and that appropriate disclosures are made. The responsibilities of the Boards include:

- formulating the Group's strategic objectives and establishing goals designed to promote their achievement;
- ensuring that they maintain and inform themselves of the Group's business and financial status at all times;
- approving investments and ongoing evaluation of those investments, including regularly assessing the operational and financial risks in respect of investments;
- guiding and maintaining the Group's affairs and policies based on adequate and accurate information;
- obtaining expert advice on matters outside the expertise of the Group's internal resources;
- at all times exercising due care and diligence and sound business judgment in the performance of their duties;
- considering and approving the Group's annual budgets;
- ensuring that there are appropriate internal controls and ethical standards of behaviour adopted and met within the Group;
- ensuring that the business risks facing the Group are, wherever possible, identified and that appropriate monitoring and reporting controls are in place to manage these risks; and
- monitoring the performance of management against the goals and objectives established by the Board.

3.3.1 Board committees

The Boards of the Group have the following committees:

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to review and monitor the financial affairs and risk management of the Group.

At the discretion of the Committee, the external auditor and other members of the Boards and management will be invited to Audit and Risk Management Committee meetings. The Audit and Risk Management Committee will consider any matters relating to the financial affairs of the Group and any other matter referred to it by the Boards. The Audit and Risk Management Committee will meet at least two times a year.

Committee members are William Conn (Chair), Brian Pollock and Michael Naphtali.

Remuneration Committee

The purpose of the Remuneration Committee is to ensure the Group attracts and retains the right people by offering competitive remuneration packages. The Committee will monitor and review:

- the remuneration arrangements for the CEO and other senior executives;
- the remuneration policies, personnel practices and strategies of the Group generally;
- any employee incentive scheme;
- the remuneration arrangements for non-executive members of the Boards;
- the size and composition of the Boards, and criteria for Board membership; and
- the membership of the Boards and candidates for consideration by the Boards.

The Remuneration Committee will meet at least two times a year.

Committee members are Robert Critchley (Chair), Michael Naphtali and Max Beck.

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4 Risk Factors



4 Risk Factors

There are a number of risks, both specific to the Group and general investment risks, which may materially and adversely affect the future operating and financial performance of the Group and the value of the Stapled Securities. This section identifies the areas that the Group believes are the major risks associated with an investment in the Group. These risks include, but are not limited to, the risks set out in this section.

Prior to making an investment decision, prospective investors should read this entire Disclosure Document and carefully consider the following risk factors. Investors should have regard to their own investment objectives and financial circumstances and should seek professional guidance from their stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest.

4.1 Business specific risks

4.1.1 Development and construction

The principal risks relating to the development and construction business include:

Construction and delivery risk

There is a risk that construction costs and the duration of a project will exceed budget. If this occurs, the Company's returns on the project could be reduced.

Market risk

When Becton Constructions undertakes to develop a property, it does so on the basis that it will be able to on-sell upon completion. As most projects take months, and sometimes years, to complete, there is a risk that the market for that type of property may change. An increase in the supply of similar properties or a decrease in demand for that type of property may affect the ability of Becton Constructions to on-sell the property.

In general, Becton Constructions seeks to achieve appropriate levels of pre-sales of a property prior to commencing construction. Where these pre-sales have not been achieved, Becton Constructions will not commence construction unless it has a high degree of confidence in the likely sale price and likely purchaser.

Risk of sales default

As part of its risk management strategy, Becton Constructions often enters into contracts of sale in respect of properties before they have been constructed.

There is a risk that the purchasers who have bought properties under a pre-sale agreement may not settle the balance of their contracts for sale.

Town planning and permit risk

All development and construction projects require town planning development approval from the relevant authorities. There is a risk that a project may not gain the necessary town planning permits to allow it to proceed, or that future stages of a commenced project may not complete as originally expected.

Becton Constructions aims to ensure this risk is understood and, as far as possible, quantified prior to commitment to any project.

Industrial relations risk

There is a risk that construction union activity could delay the delivery of a project or increase the cost of a project.

Reliance on sub-contractors

Various risks may arise from Becton Constructions' practice of using sub-contractors to complete significant parts of its construction and development projects. There is a risk that sub-contractors may fail to perform the contract, may become insolvent in the course of the project, or may have insufficient indemnity insurance to cover any claim that may arise against them.

Responsibility for design

Where Becton Constructions assumes design responsibility for one of its projects, there is a risk that design problems or defects may result in costs or liabilities which Becton Constructions cannot recover.

4.1.2 Retirement

The principal risks relating to the retirement village ownership and management business include:

Property supply risk

The business may be unable to acquire or develop a sufficient number of retirement village properties to meet the anticipated growth assumptions underlying the Forecasts. To ensure sufficient supply, the retirement business is actively pursuing expansion opportunities through both greenfield development and the acquisition of established operations.

Market risk

There is a risk that buyer demand for the type of retirement village dwellings offered by the Group may decline due to adverse economic conditions, such as increases in inflation or interest rates. This would affect the Group's ability to achieve expected sale prices and sale rates.

The retirement business may also be affected by increased competition from providers of retirement villages or alternative retirement living products. However, because of Australia's expanding aged population and the relatively low proportion of that population currently living in retirement villages, the Directors believe that there is growth potential in the retirement living market.

4.1.3 Property funds management

The profitability of the funds management business is determined by the management and other fees it earns for operating its property investment funds.

The principal risks relating to the funds management business' ability to earn these fees include:

Property investment

The funds management business could be affected by its ability to acquire quality property. The market for quality property is competitive. Failure to purchase suitable property may reduce the profitability of the funds management business.

The funds management business could also be affected by the risks of fluctuating property values due to factors such as:

- a general downturn in the property market;
- failure of tenants to meet their financial obligations;
- tenants not exercising options available under existing leases which may result in vacancies and a loss of rental income. The funds management business has the ability to mitigate this risk by either sourcing replacement tenants or redeveloping the properties as appropriate and many of these risks and opportunities are identified and understood prior to acquisition; and
- interest rate fluctuations beyond those forecast.

Capital raising risk

The funds management business may be affected by its ability to raise capital to fund the acquisition of property or to finance property development. The ability to raise capital may be affected by factors including:

- general economic risks such as interest rate changes, employment participation rates and levels of consumer confidence;
- changes to government policies, for example changes to taxation laws that affect property investment; and
- a general downturn in the property market.

Such factors may reduce the attractiveness of property funds to investors, thereby reducing the funds management business' ability to raise capital.

4.1.4 Past transactions

The Group has evolved over time by various corporate restructures and other transactions. There is a risk that one or more of these transactions results in the Group being or becoming liable for unforeseen costs in the future.

Opportunities exist for the Group to grow its property funds management business through the acquisition of existing fund managers. Fund managers acquired by the Group may have, prior to the Group's ownership, effected transactions which may cause loss to the Group in the future, whether financially or by damage to the Group's reputation.

The sale of the Group's joint venture interest in APVC announced on 20 September 2006 is subject to certain conditions, including approval by the Foreign Investments Review Board. These conditions may not be satisfied by the Implementation Date and accordingly, the sale may not be completed by that date.

4.2 Risks of passive property investment through the Trust

4.2.1 Indirect property investment risk

A significant portion of the Group's earnings will be derived from the Trust's indirect property ownership. The returns and value of real property are affected by a number of factors, including:

- occupancy rates, which are determined by factors such as the demand and supply of properties and space in the market in which the property is located;
- renewal of existing leases;
- the amount of non-recoverable property outgoings;
- tenant default rates;
- requirements for capital expenditure; and
- the supply of debt and equity finance for property.

Adverse outcomes for any of these factors could reduce Group earnings to below Forecast levels. However, each of these risks is mitigated by the diversity of the Trust's proposed property portfolio.

4.2.2 Investment liquidity risk

The Trust's principal investment is its holding of units in BDPF. BDPF's major investments are its unitholdings in the Sector Funds and SPTs. Each of BDPF, the Sector Funds and the SPTs are illiquid investments. There is a risk that if the Trust wishes to reduce or exit from its investment in BDPF it will be unable to do so in a timely manner. The same applies to BDPF's investment in the Sector Funds and SPTs. In either case, an inability to exit from or reduce exposure to a poorly performing investment may adversely affect the value of the Trust.

4 Risk Factors (continued)

4.2.3 Trust taxation status

The Forecasts in this Disclosure Document assume that the Trust will not be taxed on its income before that income is distributed. However, the Trust would lose this "flow-through" tax status if:

- there was a legislative change which removed the tax flow-through status of property trusts; or
- the Trust engaged in business activities which lead to it being treated as a company for tax purposes.

Depending on investors' individual circumstances, a loss of the Trust's "flow-through" tax status may adversely affect post-tax investment returns.

4.3 General business risks

The Group's business is also subject to the following general risks:

4.3.1 Dependence on key personnel

The Group is reliant on a number of key personnel employed by the Group or engaged as consultants. Loss of such personnel may have a materially adverse impact on the performance of the Group. While there can be no assurance given as to the continued availability of such key personnel, the Group has put in place employment contracts with key senior executives and consultancy agreements with consultants.

4.3.2 Competition

The sectors in which the Group currently operates are competitive. There can be no assurance that the actions of competitors or changes in consumer preferences will not adversely affect the Group's performance.

4.3.3 Brand factors

The Group's products and services are sold under a number of brands. The Group's brands and its image are key assets of the Group. Should this brand or image be damaged in any way or lose its market appeal, the Group's business could be adversely impacted.

4.3.4 Force majeure

Acts of terrorism and events of force majeure may affect the Group's business (for example the projects undertaken by Becton Constructions) and insurance may not fully cover these risks.

4.4 General risks

4.4.1 Risks of owning listed securities

The Stapled Securities offered under this Disclosure Document are to be quoted on ASX, where their price may rise or fall. Stapled Securities carry no guarantee in respect of profitability, distributions, return of capital, or the price at which they may trade on ASX. The value of the Stapled Securities will be determined by the stock market and will be subject to a range of factors beyond the control of the Group and its Directors and officers. Such factors include, but are not limited to, the demand for and availability of securities, movements in domestic interest rates, exchange rates, fluctuations in the Australian and international stock markets and general domestic and economic activity.

Returns from an investment in securities may also depend on general stock market conditions as well as the performance of the Group. There can be no guarantee that an active market in securities will develop or that the market price of the Stapled Securities will not decline materially.

4.4.2 Economic factors

Changes in economic and business conditions or government policies in Australia or internationally may impact the fundamentals upon which the projected growth of the Group's target markets or its costs structure and profitability will rely. Adverse changes in factors such as the level of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and regulatory policies) and consumer spending, amongst others, are outside the control of the Group and may have a material adverse impact on the business or its operating results.

4.4.3 Regulatory risk

Changes in relevant tax, legal and administrative regimes and government policies both in Australia and overseas may adversely affect the financial performance of the Group. Any change to the current rate of company income tax in jurisdictions where the Group operates may impact on Stapled Securityholder returns. Any change to the current rates of income tax applying to individuals and trusts will similarly impact on Stapled Securityholder returns. In addition, any change in tax arrangements between Australia and other jurisdictions could have an adverse impact on profit margins and the level of franking credits available to frank any future distributions.

5 Financial Information



262

5 Financial Information

5.1 Introduction

The financial information contained in this section comprises the historical financial information of the Company and the pro-forma forecast financial information of the Group.

5.1.1 Historical financial information

The historical financial information presented for the Company has been extracted from the audited financial statements of the Company and its controlled entities and comprises:

- the Income Statement for the year ended 30 June 2006; and
- the Balance Sheet as at 30 June 2006.

The presentation of the historical financial information enables a comparison of the Company's historical performance with the forecast performance of the Group.

5.1.2 Forecast financial information

The forecast financial information consists of the pro-forma forecast Income Statement of the Group for the years ending 30 June 2007 and 30 June 2008 (**Pro-forma Group Forecast**).

The Pro-forma Group Forecast for 30 June 2007 comprises the forecast consolidated results of the Company for the 12 months ending 30 June 2007 and the forecast results of the Trust for the period from 13 November 2006 to 30 June 2007.

The Pro-forma Group Forecast for 30 June 2008 comprises the forecast consolidated results of the Company and the Trust for the 12 months ending 30 June 2008.

5.1.3 Pro-forma Balance Sheet

The pro-forma Balance Sheet as at 30 June 2006 of the Group (**Pro-forma Group Balance Sheet**) reflects the effects of the Stapling and other pro-forma adjustments set out in Section 5.3 as if they occurred on 30 June 2006.

5.1.4 Share Consolidation

At the Company's AGM on 18 October 2006, Shareholders are being asked to vote on a resolution to consolidate the Company's Shares on a one-for-four basis. If approved by Shareholders, the Share Consolidation will reduce the number of Shares on issue by a factor of four. The information in this Disclosure Document has been prepared as if the Share Consolidation had already occurred. If the Share Consolidation does not occur, all information in this Disclosure Document should be read as follows:

- all numbers of Shares and Stapled Securities should be multiplied by four (for example, references in this Disclosure Document to 25 Shares or Stapled Securities should be read as 100 Shares or Stapled Securities); and
- all per security amounts should be divided by four (for example, a reference to a distribution of 20 cents per security should be read as 5 cents per security).

5.1.5 Presentation of financial information

The Australian Accounting Standards Board has adopted Australian equivalents to International Financial Reporting Standards, hereafter referred to as A-IFRS, which apply to the Group. The historical and forecast financial information has been prepared in accordance with the requirements of A-IFRS. The historical and forecast financial information has been presented to Shareholders in a format which does not comply with all the disclosure requirements of A-IFRS in order to present the financial information by business segment.

The financial information should be read in conjunction with the Directors' assumptions in Section 5.2.2, the summary of significant accounting policies in Section 5.4, the risk factors in Section 4 and other information contained in this Disclosure Document.

PricewaterhouseCoopers Securities Limited has prepared an Investigating Accountant's Report in respect of the historical and forecast financial information included in this Section. This report is included in Section 7.

5.2 Summary historical and forecast Income Statements

5.2.1 Income Statement

Set out below is a summary of the pro-forma Income Statements of the Group. The Group's historical Income Statement is extracted from the audited financial statements for the year ended 30 June 2006. The Pro-forma Group Forecast assumes that the Implementation Date for the Proposal is 13 November 2006.

Exhibit 5.1: Income Statement

($ millions)	Year ended 30 June 2006 Actual	Year ending 30 June 2007 Forecast	Year ending 30 June 2008 Forecast
Revenue			
Development and construction	153.6	153.1	193.5
Property funds management	16.9	27.4	26.9
Retirement ownership and management	12.0	13.2	15.6
Property investment	–	22.0	36.1
Total revenue	182.5	215.7	272.1
EBITDA			
Development and construction	28.2	22.8	25.3
Funds management	6.2	12.0	10.7
Retirement ownership and management	6.2	8.0	10.3
Holiday ownership club	2.4	0.8	–
Property investment	–	16.3	26.4
Corporate overhead	(7.0)	(6.7)	(7.0)
Total EBITDA	36.0	53.2	65.7
Depreciation and amortisation	(0.5)	(0.3)	(0.3)
EBIT	35.5	52.9	65.4
Net finance costs	(5.3)	(12.0)	(16.2)
Income tax expense	(9.8)	(8.5)	(6.2)
Net profit after tax from ordinary operations	20.4	32.4	43.0
Investment property revaluations	6.9	–	–
Income tax expense on property revaluations	(2.4)	–	–
Net profit after tax	24.9	32.4	43.0
Outside equity interest	–	(2.0)	(3.0)
Net profit after tax attributable to parent entity	24.9	30.4	40.0
Weighted average number of Securities on issue (million)	76.9	124.8	152.8
Earnings per weighted average Security (cents)	26.4	24.4	26.2
Dividend/Distribution per Security (cents)	10.0	13.9	23.7

Notes:

1. Details of the assumptions used to prepare the Pro-forma Group Forecast are contained in Section 5.2.2.
2. The accounting policies used to compile the Income Statements are contained in Section 5.4.
3. Development and construction FY06 EBITDA includes $1.1 million of development profit earned on the sale of new units in retirement villages, which is classified as investment property revaluation in the Company's financial statements.
4. The Company announced the divestment of its 50% share of the holiday ownership club (APVC) on 20 September 2006 with expected settlement by the end of October 2006. The FY07 forecast includes the Company's entitlement to income up until the date of settlement. The FY07 forecast does not include the gain on the sale of APVC.
5. Corporate overhead represents the general overhead expenses of operating the Company (or Group) which are not directly attributable to a specific business unit.
6. Weighted average number of Stapled Securities is calculated using the mid-point of the Indicative Price Range.
7. FY06 EPS is based on NPAT from ordinary operations.
8. FY06 Actual 6.6 cents earnings per Share and 2.5 cents per Share dividend paid adjusted for Share Consolidation.
9. Distribution per security excludes special dividend paid to Existing Shareholders under the Proposal.

5 Financial Information (continued)

Composition of forecast Distributions

Stapled Securityholders will receive Distributions from the Stapled Group.

Exhibit 5.2: Forecast Distribution composition for Stapled Securityholders

	Group Forecast year ending 30 June 2007	Group Forecast year ending 30 June 2008
Company dividend (cps)	8.0	7.4
Trust distribution (cps)	5.9	16.3
Total distribution (cps)	13.9	23.7
Franking of Company dividend	Intention to frank 100%	Intention to frank 100%
Tax deferred portion of Trust distributions	Minimum of 30%	Minimum of 30%

Notes:

1. The Group expects to pay out 75% of net profit after tax from the Company, excluding investment property revaluations and 100% of distributable income from the Trust.
2. The Pro-forma Group Forecast for 30 June 2007 assumes the Implementation Date for the Proposal is 13 November 2006.
3. Details of the assumptions used to prepare the Pro-forma Group Forecast are contained in Section 5.2.2.
4. The accounting policies used to compile the Income Statements are contained in Section 5.4.
5. Company dividend excludes special dividend paid to Existing Shareholders under the Proposal.
6. The FY07 Distribution is expected to be paid in August 2007.

5.2.2 Basis of preparation of Pro-forma Group Forecast

The Pro-forma Group Forecast represents the Directors' best estimate of the trading results for the financial years ending 30 June 2007 and 30 June 2008 for the Group.

The Pro-forma Group Forecast is based on the Directors' assessment of current economic and operating conditions and a number of assumptions concerning future events, including the general and specific assumptions set out in this section. The Directors believe that they have prepared the Pro-forma Group Forecast with due care and attention and consider all assumptions, when taken as a whole, to be reasonable at the date of this Disclosure Document.

However, actual financial results may differ from the Pro-forma Group Forecast and any differences may be material. Accordingly, the Directors cannot and do not guarantee that the Pro-forma Group Forecast or any prospective statement in this Disclosure Document will be achieved. Events and outcomes may differ in quantum and timing from the assumptions, with a material consequential impact on the Pro-forma Group Forecast.

The general and specific assumptions used to compile the Pro-forma Group Forecast are set out below. This information is provided to assist investors in assessing the likelihood of the assumptions occurring and is not intended to be a representation that the assumptions will actually occur.

The Pro-forma Group Forecast should be read together with the risk factors set out in Section 4, the Investigating Accountant's Report on historical and forecast financial information set out in Section 7 and other information contained in this Disclosure Document.

The Pro-forma Group Forecast assumptions

The material assumptions made by the Directors in preparing the Pro-forma Group Forecast are set out below:

General assumptions

- no change in the funding or capital structure, other than that arising from the Proposal or the Share Consolidation;
- no material acquisitions, disposals or restructuring of the business during the Forecast Periods except where described in this Disclosure Document;

- no significant change in the legislative regimes and regulatory environments (including taxation) in the jurisdictions in which the Group operates;
- no material changes in Australian Accounting Standards;
- the Group's significant accounting policies remain consistent with those disclosed in Section 5.4;
- no material change in competitive activity in the markets in which the Group operates;
- no significant amendment to or termination of any material agreement or arrangement relating to the Group's businesses. The parties to those agreements and arrangements are assumed to continue to comply with the terms of all material agreements and arrangements;
- no material changes in industrial, political or economic conditions with respect to the property industry and the Australian economy; and
- no loss of key personnel.

Specific assumptions in relation to the Pro-forma Group Forecast financial information

The specific assumptions adopted in preparing the Pro-forma Group Forecast are summarised below. Assumptions apply equally to the FY07 and FY08 Forecasts, unless otherwise specified.

Development and construction revenue

Development and construction revenue and profit is forecast for projects where the Group has presently:

- completed construction and is awaiting settlement;
- commenced construction; or
- received, or where there is a high probability of receiving, planning approval.

The total forecast revenue for each development and construction project is based on:

- the known sale proceeds for existing contracted pre-sales; or
- where a dwelling is not currently pre-sold, sales revenues are estimated based on recent sales for that project or for similar projects with sales rates based upon present demand.

Construction and development revenue is recognised on settlement of each dwelling. For each project with forecast revenue greater than $10 million, the estimated percentage of revenue from settlements occurring in the Forecast Period are summarised below:

Exhibit 5.3: Development and construction revenue

Development project	Percentage of project revenue in FY07	Percentage of project revenue in FY08	% pre-sold as at 30 June 2006	% construction complete as at 30 June 2006
The Esplanade	63%	0%	97%	90%
College Square Stage 1	16%	0%	98%	100%
College Square Stage 2	72%	28%	83%	60%
The Park Stage 7	100%	0%	100%	60%
Tanti Avenue	5%	56%	19%	0%
State Circle	0%	100%	16%	0%
East Melbourne – Berry Street	0%	100%	0%	0%
Keysborough	0%	100%	0%	0%
Rowville	0%	26%	0%	0%
Kensington Future Stages	0%	15%	0%	0%

Notes:

1. 37% of the Esplanade settled in FY06.
2. 84% of College Square Stage 1 settled in FY06.
3. Percentage pre-sold based on units.

5 Financial Information (continued)

Development and construction EBITDA

The Pro-forma Group Forecast includes an assumption of costs for each project, including development costs based on existing construction contracts and previous comparable projects. The profit margin on development projects is recognised on the same basis as revenue set out above.

Retirement ownership and management revenue and EBITDA

Revenue is derived from deferred management fees (DMF), other fees associated with the management of retirement dwellings and investment property revaluations. DMF revenue reflects entitlements specified by existing contracts between the Group and the resident of the dwelling. There are a number of different contract types which vary as to the annual DMF accrual percentage and whether the DMF is based on the entry or exit value of the dwelling.

FY07 revenue forecasts are based on:

- 697 existing DMF arrangements relating to 336 dwellings at Brighton, 124 dwellings at Menzies and 237 dwellings at Dee Why;
- 18 new DMF arrangements for dwellings expected to be sold in FY07 at Brighton; and
- no net revenue from an increase in the value of retirement village investment properties is assumed in FY07.

FY08 revenue forecasts are based on:

- 715 existing DMF arrangements relating to 354 dwellings at Brighton, 124 dwellings at Menzies and 237 dwellings at Dee Why;
- 12 new DMF arrangements for dwellings expected to be sold in FY08 at Brighton;
- 26 new DMF arrangements for dwellings expected to be sold in FY08 at the Group's development sites;
- 200 DMF arrangements acquired as part of one or more mature retirement village acquisitions; and
- no net revenue from an increase in the value of retirement village investment properties is assumed in FY08.

Property funds management revenue and EBITDA

- Revenue and EBITDA forecasts on a Stapled basis incorporate:
  - contracted management fees from established property funds based on property income or the gross asset value of existing property;
  - acquisition fee income (net of associated costs) and additional management fees on market terms similar to established funds for new property acquisitions undertaken by the property funds management business of $330 million in FY07 and $300 million in FY08;
  - actual and contracted acquisitions to date in FY07 total $176 million; and
  - accrued deferred establishment fees of $3.0 million in FY07 and $3.3 million in FY08 in relation to maturing funds.

Property investment revenue and EBITDA

- Revenue and EBITDA is earned on rental income on investment properties in controlled entities and distributions from other investments in the sector property funds and single property trusts. Ownership interests in properties are based upon known acquisitions and interests in property at the assumed implementation date of 13 November 2006.
- The assumed acquisitions of property interests by the Trust are:
  - Becton Office Property Trust – $106.1 million for an interest of 78%;
  - Becton Industrial Property Trust – $15.0 million for an interest of 12%;
  - Becton Retail Property Trust – $16.0 million for an interest of 19%; and
  - the SPTs – $34.0 million for an average interest of 25%.
- Forecast rental income is based on current leases, assumptions regarding lease renewals and rental rates, allowances for vacancies based on known expiries and general vacancies based upon prevailing market conditions. Where necessary, allowance has been made for lease incentives or capital expenditure for new tenants.
- Recoverable and non-recoverable property expenses are based on costs incurred in the year ended 30 June 2006. Where applicable, costs have been escalated for known increases or a general inflation factor in FY07 and FY08.

Holiday ownership club (APVC) EBIT

- The Group is entitled to $0.8 million up to the settlement date for the sale of APVC which has been included in the FY07 Forecast. The income is based upon year to date earnings and the expected return in October 2006.

- From the proceeds of the sale, $26 million will be used to repay existing debt facilities and $10 million will be used to reduce the Offer (New Issue) size.
- The gain on sale from the divestment of the Company's interest in APVC has not been included in the FY07 Forecast.

Corporate overhead

- Corporate overhead for FY07 and FY08 is based on historical corporate overhead, adjusted for expected changes such as assumed increases in salaries and headcount. An inflation factor of 3% per annum has been allowed in the FY07 and FY08 Forecasts in addition to specific known changes.

Net finance costs

- Forecast net finance costs in FY07 and FY08 are based upon existing facilities and interest rates. Forecast net finance costs of $12.0 million in FY07 and $16.2 million in FY08 are comprised of the following:
  - Convertible Notes – $1.9 million interest expense in FY07 and FY08 relating to $20 million of Convertible Notes at an interest rate of 9.5% p.a.
  - Bank debt – $1.9 million interest expense in FY07 and $1.4 million in FY08 relating to bank debt.
  - Related party loan – $0.3 million interest expense in FY07 and $0.1 million in FY08 relating to a related party loan at a rate of approximately 8% p.a.
  - Amortisation of loan establishment costs in relation to existing debt arrangements of $0.6 million in FY07 and FY08.
  - Trust debt – $7.3 million interest expense in FY07 and $12.2 million in FY08 relating to interest expense on borrowings used to fund property acquisitions in controlled entities.
- A portion of the Group's interest bearing debt relates to development and construction projects and in accordance with the Group's accounting policies, the interest on those borrowings is capitalised into the carrying value of the projects and recognised in profits.

Depreciation

Depreciation relates to furniture and equipment, fixtures and fittings. Depreciation is based on the useful lives of depreciable assets.

Amortisation

For the purposes of A-IFRS, goodwill is not subject to systematic amortisation and is instead subject to periodic impairment testing. Other intangible assets such as brand names are amortised over their expected useful life.

Income tax

Income tax expense is based on the expected effective tax rate to apply to the Group during the Forecast Periods. There is not expected to be a material difference between the statutory and effective tax rate over the Forecast Periods.

Other assumptions relating to the Pro-forma Group Forecast

Proposal implementation assumptions

The Proposal is assumed to have taken effect from 13 November 2006. It is assumed that no further capital raisings will be undertaken during the Forecast Period.

Elimination of inter-entity transactions and balances

The effects of the following transactions have been eliminated in the preparation of the Pro-forma Group Forecast:

- fees charged from Becton Investment Management to controlled entities;
- fees charged to Associates to the extent of the Group's economic interest where that fee is not expensed by the Associate; and
- the balance of inter-entity loans and related interest revenue and expense.

5.2.3 Sensitivity analysis of forecast financial information

The Pro-forma Group Forecast is based on the Directors' assessment of current economic and operating conditions and a number of assumptions concerning future events, including the general and specific assumptions set out in Section 5.2.2.

The Pro-forma Group Forecast is considered to be sensitive to movements in a number of key assumptions. A summary of the likely impact of movements in certain key assumptions on key Group financial metrics is set out below. However, the changes in the key assumptions set out below are not intended to be indicative of the complete range of variations that may occur.

5 Financial Information (continued)

Care should be taken in interpreting this information. This analysis treats each movement in an assumption in isolation from possible movements in other assumptions, which may not be the case. Movements in one assumption may have offsetting or compounding effects on other variables, the effects of which are not reflected in the following analysis. In addition it is possible that more than one assumption may move at any one point in time, giving rise to cumulative or offsetting effects, which also are not reflected in this analysis.

Exhibit 5.4: Sensitivity analysis

General factors ($ millions)	Change	Impact on NPAT – FY07	Impact on NPAT – FY08
Development and construction – revenue	+/– 5%	$5.4m	$6.7m
Development and construction – costs	+/– 5%	$4.7m	$5.8m
Property funds management – new property acquired	+/– $20m	$0.4m	$0.4m
Retirement – DMF revenue	+/– 20 new DMF contracts	$0.2m	$0.2m
Retirement – acquisition of DMF	+/– acquisition of 200 DMF contracts	n/a	$1.9m
Corporate overhead	+/– 5%	$0.2m	$0.3m
Interest rates – corporate debt	+/– 1%	$0.4m	$0.4m
Trust income	+/– 1% income yield	$1.1m	$1.7m

Project delays FY07 ($ millions)	Delay	Impact on EBIT – FY07
Development and construction –	3 months	
Top three projects		
The Esplanade		$0.7m
College Square Stage 2		$3.0m
The Park Stage 7		$0.0m
Total		**$3.7m**

Project delays FY08 ($ millions)	Delay	Impact on EBIT – FY08
Development and construction –	3 months	
Top three projects		
State Circle		$3.1m
College Square Stage 2		$0.0m
East Melbourne – Berry Street		$1.7m
Total		**$4.8m**

The time delay in this sensitivity analysis does not necessarily result in permanent loss of profits but may affect the timing of the recognition of development and construction project profits from one year to the next.

5.3 Historical Balance Sheet and Pro-forma Group Balance Sheet

The historical Balance Sheet of the Company has been extracted from the audited financial statements of the Company and controlled entities as at 30 June 2006. The Pro-forma Group Balance Sheet has been prepared as at 30 June 2006 by adjusting the Company Balance Sheet as if the Proposal was effective on 30 June 2006.

The impact of the sale of APVC has also been reflected in the Pro-forma Group Balance Sheet at 30 June 2006 by adjusting the Company Balance Sheet as if the sale had settled on 30 June 2006.

Exhibit 5.5: Balance Sheet

($ millions)	Company 30 June 2006 Actual	Stapled Group 30 June 2006 Pro-forma
Cash assets	48.3	44.6
Receivables	32.5	21.4
Inventories	122.3	122.3
Property investments – BPT	–	383.0
Other investments	293.5	290.1
Property, plant and equipment	1.5	1.5
Intangibles	7.5	7.5
Other assets	4.4	8.3
Total assets	510.0	878.7
Payables	37.0	42.3
Interest bearing liabilities – Company	141.4	115.4
Interest bearing liabilities – Trust	–	166.2
Provisions	10.4	10.4
Other liabilities	243. 0	250.4
Total liabilities	431.8	584.7
Net assets	78.2	294.0
Issued capital	60.7	278.0
Retained earnings	17.5	16.0
Outside equity interest (OEI)	–	(44.8)
Total equity after OEI	78.2	249.2
NTA per Security	$0.92	$1.59

The following pro-forma adjustments have been made to the Company Balance Sheet to prepare the Pro-forma Group Balance Sheet as at 30 June 2006:

- Aggregation of the Company and the Trust with the Company as the parent entity of the Group.
- Cash – net effect of the funds raised under the New Issue net of capital raising costs, new investments, payment of dividends and return of capital.
- Investment in property – new investments in entities holding investment property assets.
- Interest bearing liabilities – borrowings by a controlled entity used to fund property acquisitions less debt repaid from the proceeds of the divestment of the Company's interest in APVC.
- Equity:
  - New Issue of $173.0 million worth of Stapled Securities pursuant to this Disclosure Document; and
  - Payment of a special dividend of 25.6 cents per Share as part of the Stapling.

5 Financial Information (continued)

5.4 Summary of significant accounting policies

The accounting policies adopted in the preparation of the financial information contained within this section of the Disclosure Document are set out below. These policies have been consistently applied to all periods presented.

The accounting policies are in accordance with A-IFRS, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act. The financial information has been prepared in accordance with the historical cost convention unless otherwise indicated.

5.4.1 Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company or the Trust and the results of all controlled entities for the period while controlled by the Company or the Trust. The Company, the Trust and their controlled entities together are referred to as "the Group". The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during the financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year for which control existed.

For the purposes of the preparation of the Group's financial statements, the Company is the parent entity of the Group and has consolidated the Trust from the Implementation Date. The assets and liabilities of the Trust are restated to fair value as at the Implementation Date in the consolidated accounts of the Group, however, no goodwill is recognised. The effects of all transactions between the Company and the Trust are eliminated in full in the consolidated accounts of the Group.

5.4.2 Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on these tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary difference and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

5.4.3 Inventories

Projects in progress and completed buildings (current assets constructed by the consolidated entity)

The cost of projects in progress and completed buildings include the direct development costs as incurred. These include direct materials, direct labour and any other inputs to the current work in progress and are stated at the lower of cost and net realisable value.

Land for redevelopment

The cost of land for redevelopment includes:

- the original purchase price of property purchased for development and resale; and
- direct holding costs such as rates, taxes and borrowing costs incurred during development, provided that the addition of these costs does not result in a book value exceeding that which would enable profit to be recognised when the property is sold.

Land for redevelopment costs are reduced proportionally as property settlements occur.

5.4.4 Revenue and income recognition on projects in progress and completed buildings

Revenue is recognised on a settlement basis where the Company is the developer. Where the Company performs only the construction role, and revenue and profit can be reliably estimated, sales revenue and expenses are adjusted in line with the percentage of completion of construction method.

Any loss on projects is recognised as soon as it is foreseeable. All other revenue (e.g. interest, management fees, commissions, etc) are recognised as they are earned.

5.4.5 Revenue recognition on deferred management fees

Deferred management fee revenue from the investment in retirement village facilities is accrued during the period a resident occupies a leased unit or apartment. The fees are only received on the re-lease of the unit or apartment to a new incoming resident.

5.4.6 Depreciation of plant and equipment

Plant and equipment is depreciated on either a reducing balance or straight-line basis over its expected useful life to the Group. Estimates of remaining useful lives are made on a regular basis for all assets with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment	3 – 11 years
Motor vehicles	5 years

Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

5.4.7 Retentions

Monies are retained from payments due to sub-contractors in accordance with individual sub-contract agreements for a specified period in relation to any claims that may arise as a result of work performed.

These retentions are recorded in the accounts as other creditors.

5.4.8 Cash

Cash includes cash on hand and deposits held at call with financial institutions, which are readily convertible to cash on hand and subject to an insignificant risk of changes in value, net of bank overdrafts.

5.4.9 Intangibles

Brand names

Brand names represent the value of the exclusive use of the Becton business name acquired by the Group for $1 million. It is being amortised on a straight-line basis over 20 years, which represents the period of expected benefit.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Becton's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing.

5.4.10 Impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

5.4.11 Receivables

All receivables are recognised at the amounts receivable as they are due for settlement, no more than 90 days from the date of recognition. Collectability of receivables is reviewed on an ongoing basis, with debts that are known to be uncollectible written off.

5.4.12 Investments

Interests in unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Interests in joint venture entities are accounted for as set out below.

5 Financial Information (continued)

5.4.13 Investment properties

Initially, investment properties are measured at cost including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, representing the Directors' assessment of open market value based on external, independent valuations. Gains or losses arising from changes in the fair values of investment properties are included as "other income" in the income statement in the period in which they arise.

5.4.14 Payables

Payables represent liabilities to trade and other creditors for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually payable within 30 days of recognition.

5.4.15 Borrowings

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of payables.

5.4.16 Liabilities to retirement village residents

Amounts paid by residents for apartments and units are classified as a liability to the resident. The liability represents the resident's share of expected proceeds from the re-lease of the apartment or unit based on independent valuations of gross realisable value after taking into account expected fees payable to the owner. The liability is recognised as soon as the resident signs a lease agreement. Liabilities to retirement village residents are non-interest bearing and repayable after the resident's departure.

5.4.17 Borrowing costs

Borrowing costs are recognised as expenses in the period they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on externally borrowed funds, discounts or premiums relating to borrowings, finance lease charges and ancillary costs incurred in connection with the arrangement of borrowings. The Capitalisation Rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

5.4.18 Joint venture entities

Interests in joint venture entities are accounted for using the equity method. Under this method, the share of the profits or losses of a joint venture entity is recognised in the statement of financial performance, and the share of movements in reserves is recognised in the statement of financial position.

Profits or losses on transactions with the joint venture entities and transactions with the joint venture entities are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale, unless they relate to an unrealised loss that provides evidence of impairment of an asset transferred.

5.4.19 Employee benefits

- Wages and salaries and annual leave – liabilities for wages and salaries, annual leave and rostered days off expected to be settled within 12 months of the reporting date are recognised, and are measured as the amount expected to be paid when the liabilities are settled.
- Long service leave – a liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.
- Employee benefit on-costs – employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.
- Profit sharing and bonus plans – a liability for employee benefits in the form of profit sharing and bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit;
- the amounts to be paid are determined before the time of completion of the financial report; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

5.4.20 Earnings per Security

Basic earnings per Security

Basic earnings per Security is calculated by dividing the profit attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary Shares, by the weighted average number of ordinary Securities outstanding during the financial year, adjusted for bonus elements in ordinary Shares issued during the year.

Diluted earnings per Security

Diluted earnings per Security adjusts the figures used in the determination of basic earnings per Security to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary Shares and the weighted average number of Securities assumed to have been issued for no consideration in relation to dilutive potential ordinary Securities.

5.5 Forecast-specific risks

The business activities of the Group are subject to risks and there are many factors which may impact the future performance of the Group. These risks are both specific to the Group and also relate to the general business and economic climate. These risks may adversely affect the value of the Group's assets and of the Stapled Securities. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but some are outside the control of the Group and cannot be mitigated.

The principal risks include, but are not limited to, those detailed in Section 4.

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6 Fees and Expenses



276

6 Fees and Expenses

6.1 Consumer advisory warning

Government regulations require the Responsible Entity to include the following standard consumer advisory warning. The information in the consumer advisory warning is standard across all product disclosure statements and is not specific to information on fees and costs in the Trust.

Did you know?

Small differences in both investment performance and fees and costs can have a substantial impact on your long term returns.

For example, total annual fees and costs of 2% of your fund balance rather than 1% could reduce your final return by up to 20% over a 30 year period (for example, reduce it from $100,000 to $80,000).

You should consider whether features such as superior investment performance or the provision of better member services justify higher fees and costs.

You may be able to negotiate to pay lower contribution fees and management costs where applicable. Ask the fund or your financial adviser.

To find out more

If you would like to find out more, or see the impact of the fees based on your own circumstances, the Australian Securities and Investments Commission (ASIC) website (www.fido.asic.gov.au) has a managed investment fee calculator to help you check out different fee options.

6.2 Fees and other costs

This table shows fees and other costs that you may be charged. These fees and costs may be deducted from your money, from the returns on your investment or from the Trust assets as a whole. Taxes are set out in another part of this document. You should read all of the information about fees and costs because it is important to understand their impact on your investment.

All fees and charges in this table are inclusive of GST and take into account expected reduced input tax credits in respect of the GST component of the fee.

Type of fee or cost	Amount	How and when paid
Fees when your money moves in or out of the Fund		
Establishment fee The fee to open your investment	Nil	Not Applicable
Contribution fee The fee on each amount contributed to your investment	Nil	Not Applicable
Withdrawal fee The fee on each amount you take out of your investment	Nil	Not Applicable
Termination fee The fee to close your investment	Nil	Not Applicable
Management costs		
The fees and costs for managing your investment	Fund establishment costs[1] are the costs of establishing the Trust and the Trust's share of the costs of implementing the Stapling and this Offer and are estimated to be approximately $4.7 million	Payable on completion of the Offer out of the proceeds of the New Issue
	Administration costs[2]: are the costs of operating the Trust and are estimated to be less than 0.15% p.a. of the Trust's net asset value	Accrued in the daily Unit price and paid by the Trust as and when due
	Management fee[3]: Nil	Not Applicable
Service fees		
Investment switching fee The fee for changing investment options	Nil	Not Applicable

Notes:

1. See "Fund establishment costs" in Section 6.4.1.
2. See "Administration costs" in Section 6.4.2.
3. See "Management fee" in Section 6.4.3.

6.3 Example of annual fees and costs

This table gives an example of how the fees and costs for the Trust can affect your investment over a one year period. You should use this table to compare this product with other managed investment products.[1]

Example		Balance of $50,000 with a contribution of $5,000 during year
Contribution Fees	Nil	For every additional $5,000 you put in, you will be charged $0.
PLUS Management Costs	0.15% p.a.[2]	And, for every $50,000 you have in the Trust, you will be charged $75 each year[3].
EQUALS Cost of fund		If you had an investment of $50,000 at the beginning of the year and you put in an additional $5,000 during that year, you would be charged fees of: **$75.00** What it costs you will depend on the fees you negotiate with your fund or financial adviser.

Notes:

1. It is a requirement of law that an example of this kind be shown in this document. In practice, investors will not make ongoing contributions to the Trust and so the only annual cost will be the Trust's administration costs.
2. The annual management costs for the Trust as illustrated in the table above comprise administration costs of 0.15% p.a. of the Trust's net asset value.
3. Additional costs may apply. This example only includes an estimate of the annual administration costs of the Trust. The example does not include costs incurred within underlying investment vehicles in which the Fund invests, such as BDPF. See additional explanation of fees and costs in this section for further details.

6.4 Additional explanation of fees and costs

6.4.1 Fund establishment costs

The costs of establishing the Trust and a portion of the costs of the Stapling and the Offer will be paid out of proceeds of the New Issue. These costs include advisers' and underwriting fees and are expected to total approximately $4.7 million.

6.4.2 Administration costs

The Responsible Entity is entitled to be reimbursed for all reasonable outgoings and disbursements in connection with the operation of the Trust. These expenses, which are not expected to exceed 0.15% p.a. of the net asset value of the Trust, typically include costs incurred in relation to unit registry, auditor's fees and legal fees, compliance and investor communications.

If the Responsible Entity becomes liable for any duty, tax or liability (including bank charges or bank accounts debits tax) which directly relates to a particular investor, it is entitled to deduct the appropriate amount from any money, including income entitlements, payable or credited to that investor.

6.4.3 Management fee

The Responsible Entity does not intend to charge a management fee for acting as responsible entity of the Trust. However, under the Trust Constitution it is entitled to charge a fee of up to 1% p.a. of the Trust's gross asset value.

6.4.4 Underlying management costs

Underlying funds into which the Trust invests (initially BDPF) will typically have their own management costs. These costs are reflected in the net performance of those funds.

6.4.5 Fee rebates

An investment by the Trust in another managed fund may entitle the Trust to fee rebates, as set out in the product disclosure statements or prospectuses for those funds. These will be rebated to the Trust for the benefit of investors. Rebates will be included as income and be available for distribution to investors as part of the quarterly income distributions.

6.4.6 GST

All fees and charges outlined in this section are quoted inclusive of GST. Where the Trust will be entitled to recover a reduced input tax credit of 75% of the GST charged to the Trust, this has been taken into account in the amounts disclosed. Unless otherwise indicated the costs include an allowance for a reduced input tax credit. For other details on the taxation implications associated with an investment, please see Section 8.

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7 Investigating Accountant's Report

7 Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

The Directors
Becton Property Group Limited
Becton Investment Management Limited
BeckShare Limited
BPG Share Limited
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

3 October 2006

Subject: Investigating Accountant's Report on Historical and Forecast Financial Information

Dear Directors

We have prepared this Report on historical and forecast financial information of Becton Property Group Limited (the Company) and the pro-forma Becton Stapled Group (the Group) comprising the Company and the Becton Property Trust (the Trust) for inclusion in a Product Disclosure Statement (PDS) and Prospectus to be dated on or around 3 October 2006.

Expressions defined in the PDS and Prospectus have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services Licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services Licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information in Section 5 of the PDS and Prospectus:

Historical financial information

(a) the historical Income Statement of the Company for the year ended 30 June 2006; and

(b) the Balance Sheet of the Company as at 30 June 2006 and the pro-forma Balance Sheet as at 30 June 2006 of the Group ("Pro-Forma Balance Sheet"); (collectively, the "Historical Financial Information").

PRICEWATERHOUSECOOPERS

Forecast financial information

(a) the pro-forma forecast Income Statement for the Group for the year ending 30 June 2007 and 30 June 2008; (collectively, the Forecasts).

This Report has been prepared for inclusion in the PDS and Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecasts to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 5 of the PDS and Prospectus has been extracted from the audited financial statements of the Company for the financial year ended 30 June 2006, which were audited by PricewaterhouseCoopers who issued an audit opinion on the financial statements. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the pro-forma transactions.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the Income Statement of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions and the pro-forma transactions used to compile the Income Statement and the pro-forma Balance Sheet;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and the accounting policies adopted by the Company, the Trust and the Group discussed in Section 5 of the PDS and Prospectus; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

7 Investigating Accountant's Report (continued)

PRICEWATERHOUSECOOPERS

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the Pro-Forma Balance Sheet has not been properly prepared on the basis of the pro-forma transactions;
- the pro-forma transactions do not form a reasonable basis for the preparation of the Pro-Forma Balance Sheet;
- the Historical Financial Information, as set out in Section 5 of the PDS and Prospectus does not present fairly:

  (a) the historical Income Statement for the Company for the year ended 30 June 2006; and

  (b) the historical Balance Sheet for the Company and the Pro-Forma Balance Sheet as at 30 June 2006;

in accordance with the recognition and measurement principles prescribed in Accounting Standards, and accounting policies adopted by the Company, the Trust and the Group discussed in Section 5 of the PDS and Prospectus.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions on which they are based.

Our review of the best estimate assumptions underlying the Forecasts was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecasts. These procedures included discussion with the Directors and management of the Company and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts and whether, in all material respects, the Forecasts are properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards, and the accounting policies of the Company, the Trust and the Group discussed in Section 5 of the PDS and Prospectus so as to present a view of the Company and the Group which is consistent with our understanding of the Company's, the Trust's and the Group's past, current and future operations.

PRICEWATERHOUSECOOPERS

The Forecasts have been prepared by the Directors to provide investors with a guide to the potential future financial performance of the proposed Group based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of the Forecasts. Actual results may vary materially from the Forecasts and the variation may be materially positive or negative. Accordingly, investors should have regard to the risk factors set out in Section 4 of the PDS and Prospectus.

Our review of the Forecasts, that are based on best estimate assumptions, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecasts included in the PDS and Prospectus.

Review statement on the Forecasts
Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 5 of the PDS and Prospectus do not provide a reasonable basis for the preparation of the Forecasts, and

(b) the Forecasts are not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards, and the accounting policies adopted by the Company, the Trust and the proposed Group in Section 5 of the PDS and Prospectus; and

(c) the Forecasts are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of the Company, the Trust and the Group. If events do not occur as assumed, actual results and distributions achieved by the Company, the Trust and the Group may vary significantly from the Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

7

Investigating Accountant's Report (continued)

PRICEWATERHOUSECOOPERS

Subsequent events
Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company or the Trust not described in the PDS and Prospectus have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest
PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received. PricewaterhouseCoopers is the independent auditor of the Company.

Yours faithfully

Peter Fekete
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

PRICEWATERHOUSECOOPERS SECURITIES LTD FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 3 October 2006

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Becton Investment Management Limited ("BIML") to provide a report in the form of an Investigating Accountant's Report in relation to the historical and forecast financial information (the "Report") for inclusion in a Product Disclosure Statement and Prospectus dated on or around 3 October 2006.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees have been determined in accordance with our usual hourly rates and are disclosed in section 9.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of Becton Property Group Limited.

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:
Peter Fekete
Freshwater Place, 2 Southbank Boulevard,
Southbank, Melbourne VIC 3001

286

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8 Taxation Report

8 Taxation Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Direct Phone 03 8603 6733
Direct Fax 03 8613 2165

The Directors
Becton Property Group Limited
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

The Directors
Becton Investment Management Limited
Responsible Entity for Becton Property Trust
Level 7
470 St Kilda Road
MELBOURNE VIC 3004

3 October 2006

Independent Taxation Report

Dear Sirs

We have been requested to comment on the Australian income tax, GST and stamp duty consequences for potential investors associated with the capital raising that will occur after the restructure of Becton Property Group Limited (BPGL) and stapling of BPGL shares with units in Becton Property Trust (BPT) (referred to as Stapled Securities). Each Stapled Security will comprise one share in BPGL and one unit in BPT.

This letter should be read in conjunction with the remainder of the combined Product Disclosure Statement (PDS) and Prospectus to be dated on or around 3 October 2006. Terms used in this letter are as defined in the combined PDS and Prospectus, unless otherwise indicated.

The comments made in this letter only extend to individuals, companies (other than life insurance companies) and complying superannuation funds that are residents for Australian income tax purposes and acquire and hold their Stapled Securities on capital account. This letter does not consider the consequences for Stapled Security Holders who hold their Stapled Securities on revenue account or as trading stock or who are exempt from Australian income tax.

The letter is a brief guide only and is necessarily general in nature. This letter does not attempt to address all of the Australian tax consequences relevant to Australian resident holders of Stapled Securities.

Stapled Security Holders should obtain, and only rely upon, their own independent taxation advice about the consequences of acquiring or disposing of Stapled Securities and receiving distributions on the Stapled Securities having regard to their own specific circumstances.

PRICEWATERHOUSECOOPERS

A Public Ruling from the Commissioner of Taxation has been applied for in respect of Stapled Security Holders' cost base in the Stapled Securities. This ruling seeks confirmation of the tax treatment described below. Becton Investment Management Limited (BIML), as responsible entity for BPT, has applied for a private ruling seeking confirmation that BPT will be taxed as a "flow-through" trust.

Our comments are based on the relevant taxation laws in the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *Income Tax Rates Act 1986*, (*Goods and Services Tax) Act 1999* and the *Taxation Administration Act 1953* (referred to collectively herein as "the Tax Act") as at the date of this letter, except where otherwise indicated.

Australia is in the process of major taxation reform, especially in regard to the Taxation Of Financial Arrangements (TOFA). It is possible that future legislation or changes made to the administrative interpretation of the existing law will affect the matters considered in this letter.

Acquisition of Stapled Securities by new investors

Applicants will apply for Stapled Securities via an application form contained in the combined PDS and prospectus. By completing the application form, the applicant will be taken to agree to the terms of the Offer. The Offer for the Stapled Securities will detail the methodology or basis for the apportionment of the application monies between BPGL and BPT, and thus the applicant effectively will agree to the apportionment of their monies on this basis.

For capital gains tax purposes, the new investor or applicant will acquire a unit in BPT and a share in BPGL, each with a distinct cost base. The first element of the cost base of the shares and units will be the amount paid by the new investor allocated between each share and unit pursuant to the methodology contained in the combined PDS and prospectus. This methodology will provide that the application monies will be allocated to the shares and units at the agreement of BPGL and BPT or, in the absence of agreement, according to the net assets of BPGL and BPT calculated using the market value of the assets of each entity at the time of subscription.

BPT and its Distributions

A unit trust is taxed in a similar manner to a company if it is classified as a 'corporate unit trust' under Division 6B or a 'public trading trust' under Division 6C of Part III of the Tax Act. Based on BPT's expected circumstances and operations as detailed in the combined PDS and Prospectus, BPT should not fall under either Division. In addition, based on the investments proposed to be made by Becton Diversified Property Fund (BDPF), it should not fall under either Division. We would expect the same conclusions to apply in future income years but observe that the Division 6C test for a public trading trust is undertaken on a yearly basis and looks at the activities of the trust and any entities it controls at all times in each income year.

8 Taxation Report (continued)

PRICEWATERHOUSECOOPERS

Accordingly, we expect that BPT and BDPF should be "flow-through" entities for income tax purposes. If the taxable income of BPT is fully distributed in respect of an income year, Stapled Security Holders will generally be liable for tax on their share of that taxable income at their own applicable tax rates. Stapled Security Holders will generally be subject to tax in respect of the income year in which the net income is derived by BPT, even if it is not distributed to them until after that year.

Distributions received by Stapled Security Holders from BPT will retain the character that the receipt had in the hands of BPT. At present, during the forecast period, it is expected that the main type of receipt by BPT will be interest income and distributions from its investment in BDPF. To the extent that such distributions are non-assessable to the Stapled Security Holder (for instance, due to the availability of capital works deductions in Sector Trusts into which BDPF invests), this will result in an adjustment to the Stapled Security Holders' cost base in their BPT units. In general, any such adjustment will reduce the Stapled Security Holder's cost base in their BPT units by the amount of the non-assessable distribution. If the cost base of the units is reduced to nil, any further such amounts would constitute a capital gain to Stapled Security Holders. In these circumstances, the capital gain included in the Stapled Security Holder's assessable income may be reduced if certain conditions are satisfied (please refer below for further details).

BPGL Dividends

In our opinion an investment by a Stapled Security Holder in a share in BPGL should constitute an equity interest for income tax purposes under the Tax Act, such that dividends paid thereon by BPGL should be capable of being franked.

Individual and superannuation fund Stapled Security Holders

Dividends paid by BPGL to Australian resident individual and superannuation fund Stapled Security Holders should be included in the Stapled Security Holder's assessable income in the year the dividend is paid. If the dividend is franked (because income tax has been paid on the profits out of which the dividend is paid), then the amount of the associated franking credit will also be included in the Stapled Security Holder's assessable income. In these circumstances, the Stapled Security Holder will generally be entitled to a tax offset equal to the amount of the franking credit. Should this tax offset exceed the resident Stapled Security Holder's tax payable as assessed, the Stapled Security Holder may be entitled to a refund of the excess credit.

Corporate Stapled Security Holders

Corporate Stapled Security Holders are also required to include both the dividend and associated franking credit in their assessable income. They are then allowed a tax offset up to the amount of the franking credit on the dividend. A corporate Stapled Security Holder should be entitled to credit its own franking account to the extent of the franking credit on the dividend received. A corporate Stapled Security Holder may be able to pass on the benefit of the franking credits to its own shareholder(s) on the payment of dividends.

PRICEWATERHOUSECOOPERS

Holding period rule

For shares acquired after 1 July 1997, a shareholder is required to hold ordinary shares "at risk" for more than 45 days in order to qualify for franking benefits, including franking credits and a tax offset. This "holding period rule" is subject to certain exceptions, including where the total franking rebates of an individual in a year of income do not exceed $5,000. Special rules apply to trusts and beneficiaries. The Government has indicated that in the future it may reduce the holding period. It is important that Stapled Security Holders comply with this rule in order to qualify for franking benefits.

Disposal of Stapled Securities

For CGT purposes, the disposal of a Stapled Security will involve the disposal of two separate assets - a share in BPGL and a unit in BPT. The CGT rules will apply separately to each asset. As the components of the Stapled Securities cannot be acquired or traded separately, an apportionment of the sale proceeds between the two assets will be required based on the relative market value of each at the time of the disposal.

A Stapled Security Holder will derive a capital gain on the disposal of a share or unit to the extent that the consideration on disposal of the share or unit exceeds the cost base of the share or unit. A Stapled Security Holder will incur a capital loss on the disposal of a share or unit to the extent that the consideration on disposal is less than the reduced cost base of the share or unit. Cost base adjustments may be required (and capital gains may arise) as a result of any future capital return by BPGL or where BPT makes a non-assessable distribution. In general terms, the cost base in the BPGL shares will be monies paid to acquire the BPGL shares less any adjustments for future capital returns. The cost base in the BPT units will be the monies paid to acquire the unit less any adjustments for non-assessable distributions.

All capital gains and capital losses arising in a financial year are added together to determine whether a Stapled Security Holder has derived a net capital gain or incurred a net capital loss in a year.

If a Stapled Security Holder derives a net capital gain in a year, this amount is, subject to the comments below, included in the Stapled Security Holder's assessable income. If a Stapled Security Holder incurs a net capital loss in a year, this amount is carried forward and is available to offset capital gains derived in subsequent years, subject in some cases to the Stapled Security Holder satisfying certain rules relating to the recoupment of carried forward losses.

Individuals

Australian resident individual Stapled Security Holders will in certain circumstances be liable to tax on only half of any capital gain made on the disposal of a share or unit. This 50 per cent "discount" is only available if the share or unit is owned by the Stapled Security Holder for at least 12 months prior to disposal. The CGT discount applies after the offset of capital losses.

8 Taxation Report (continued)

PRICEWATERHOUSECOOPERS

Superannuation funds

The CGT treatment of complying Australian resident superannuation funds is, in general, the same as that set out above for Australian resident individuals, except that the "discount" is one-third rather than 50 per cent.

Corporates

The CGT discount is not available to corporate Stapled Security Holders.

Other matters

GST

The acquisition, redemption or disposal within Australia of the Stapled Securities by an Australian resident are input taxed financial supplies, and therefore are not subject to GST.

Tax File Number and Australian Business Number

An Australian Stapled Security Holder may quote its Tax File Number (TFN) or, where relevant, Australian Business Number (ABN) to BPGL.

If a TFN or ABN is not quoted, and exemption is applicable, tax may be deducted by BPGL from the unfranked portion of any dividends distributed to Stapled Security Holders or by BPT from net income amounts to which a Stapled Security Holder is presently entitled. The rate of withholding is the highest marginal tax rate plus Medicare levy of 46.5 per cent.

Stapled Security Holders that hold their Stapled Securities as part of an enterprise may quote their ABN instead of their TFN.

Stamp duty

No stamp duty should be payable by Stapled Security Holders on the issue of shares in BPGL or the issue of units in BPT.

Disclaimer

The information contained in this letter does not constitute "financial product advice" within the meaning of the Corporations Act 2001 (Cth) (Corporations Act). The PricewaterhouseCoopers partnership which is providing this information is not licensed to provide financial product advice under the Corporations Act. To the extent that this document contains any information about a "financial product" within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product.

PRICEWATERHOUSECOOPERS

This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Corporations Act. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice.

If this material relates to the acquisition or possible acquisition of a particular financial product, a recipient in Australia should obtain any relevant disclosure document prepared in respect of that product and consider that document before making any decision about whether to acquire the product.

Yours faithfully

Paul Abbey
Partner

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9 Additional Information and Material Contracts


CENTURY CITY WALK

296

9 Additional Information and Material Contracts

9.1 Where to find information

Section 9.2 contains information about the nature of this Disclosure Document

Section 9.3 explains your right to inspect Company documents lodged with ASIC

Section 9.4 contains information about obtaining copies of documents from the Company

Section 9.5 summarises the rights attaching to Stapled Securities

Section 9.6 summarises certain material contracts entered into by the Group

Section 9.7 sets out the interests of Directors

Section 9.8 sets out the interests of the Group's advisers

Section 9.9 explains how to access information about the Trust

Section 9.10 outlines the Responsible Entity's complaints handling procedures

Section 9.11 describes the extent to which labour standards, social, ethical and environmental considerations are taken into account by the Responsible Entity in making decisions about the Trust

Section 9.12 deals with privacy

Section 9.13 deals with ASX matters

Section 9.14 deals with ASIC matters

Section 9.15 contains consents of people named in this Disclosure Document

Section 9.16 outlines the jurisdiction that governs the Offer

Section 9.17 contains the Directors' consents to the issue and lodgement of the Disclosure Document

9.2 Nature of Disclosure Document

This Disclosure Document is both a Product Disclosure Statement and a prospectus. In relation to the Trust, it is a Product Disclosure Statement for Units. In relation to the Company, it is a prospectus for Shares which are continuously quoted securities. The information in this Disclosure Document concerning the Company principally concerns the terms and conditions of the Offer as it affects the Company and information necessary for Shareholders to make an informed assessment of the effect of the Offer on the Company and the rights and liabilities of the Shares.

In relation to the Company, this Disclosure Document does not include all of the information that would be included in a prospectus for an initial public offering of securities in an entity not already listed on ASX. The Company was listed on ASX on 8 July 2005 and since that time has been subject to disclosure requirements under the Corporations Act and Listing Rules. The Company has, since listing, provided ASX with information regarding its activities and that information has been publicly available. The Disclosure Document is intended to be read in conjunction with that publicly available information. Therefore, investors considering the Offer should have regard to that publicly available information before making an investment decision.

9.3 Inspection of documents lodged with ASIC and ASX

The Company is (and the Trust will be) a disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosing obligations under the Corporations Act, as well as the Listing Rules. These obligations require the Group to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Group has an obligation under the Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information of which it becomes aware concerning the Company which a reasonable person would expect to have a material effect on the price or value of its securities.

Copies of documents lodged with ASIC in relation to the Company and the Trust (which are not documents of the type referred to in section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, an office of ASIC.

Copies of continuous disclosure documents lodged with ASX in relation to the Company and the Trust may be obtained from the ASX.

9.4 Obtaining copies of documents

The Company will provide free of charge to any person who asks during the application period of the Disclosure Document, a copy of:

(a) the Annual Report, being the most recently lodged annual financial report of the Company before the date of this Disclosure Document; and

(b) any continuous disclosure notices given by the Company to ASX after the lodgement of the Annual Report with

ASX/ASIC (on 12 September 2006) and before lodgement of a copy of this Disclosure Document with ASIC, which are as follows.

Exhibit 9.1: The Company's ASX announcements since lodgement of its 2006 financial results

Date	ASX announcement
28/09/2006	Market update
26/09/2006	Change in substantial holding
25/09/2006	Becton acquires first Melbourne CBD asset for Becton Office Property Trust
22/09/2006	Appoints new retirement village CEO
22/09/2006	Acquires retirement village sites
20/09/2006	Becton divests stake in holiday ownership club
12/09/2006	FY06 results and Stapling Proposal Presentation
12/09/2006	Proxy Form for AGM
12/09/2006	Explanatory Memorandum to AGM Notice of Meeting
12/09/2006	Notice of AGM
12/09/2006	FY results and Stapling Proposal
12/09/2006	Annual Report
12/09/2006	Preliminary Final Report

Between the lodgement of the Annual Report and the lodgement of this Disclosure Document with ASIC, there has been no half year financial report lodged with ASIC.

All requests for copies of the above documents should be addressed to the Company Secretary at:

Becton Property Group Limited
Level 7, 470 St Kilda Road, Melbourne VIC 3004.

The above information may also be obtained from the Company's website at www.becton.com.au.

9.5 Rights attaching to Stapled Securities

It is proposed that the Company will adopt a new Constitution at the AGM. The following summary of the rights attaching to Shares are the rights under the new Constitution, although they do not materially differ from those attaching to Shares under the old constitution.

The rights attaching to the Stapled Securities are:

1) in the case of the Shares, set out in the Constitution of the Company;
2) in the case of the Units, set out in the Trust Constitution; and
3) in certain circumstances, regulated by the Corporations Act, the ASTC Settlement Rules, the ASX Market Rules and the general law.

The principal rights, liabilities and obligations of the Stapled Securityholders which are not explained elsewhere in this Disclosure Document are summarised below.

(a) Nature of Units

The beneficial interest in the Trust is divided into Units. No Unit confers an interest in any particular part of the Trust or its assets. The Responsible Entity may issue Units in different classes and may convert or reclassify Units from one class to another.

(b) Distributions

Distributions are comprised of dividends payable by the Company and distributions payable out of the Trust.

In respect of dividends payable by the Company, the profits of the Company, which the Directors may from time to time determine to distribute by way of dividend, are divisible amongst the members in proportion to the number of shares held by them, subject to the rights attaching to the shares with special dividend rights. No shares with special dividend rights are currently on issue.

In addition, the Directors may direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the Company or of another body corporate, either generally or to specific members.

In respect of distributions payable out of the Trust, the Responsible Entity is entitled to determine whether and when distributions of income and/or capital will be made out of the Trust, provided that in any financial year the Responsible Entity will distribute an amount at least equal to the Trust's net income for tax purposes. In determining the distributable income, the Responsible Entity will take into account accounting standards or generally accepted accounting principles and practices which apply to trusts.

The Company and the Responsible Entity intend to make semi-annual Distributions except for FY07, where a single Distribution will be paid in August 2007 for the period from the Implementation Date to 30 June 2007. Stapled Securityholders on the register at the end of 30 June and 31 December in each year will be entitled to the full Distribution for the six month period ending on the relevant date. All Distributions will be pro-rata by reference to each Stapled Securityholder's aggregate paid-up holding of Stapled Securities.

9 Additional Information and Material Contracts (continued)

(c) Issue of new Stapled Securities

Subject to certain restrictions, the Group may issue, grant options in respect of, or otherwise dispose of Stapled Securities. Any issue of new Shares must be matched by a corresponding issue of new Units which are stapled to those Shares. The same applies for any issue of new Units.

In relation to an issue of Shares as part of Stapled Securities, the Directors may (subject to the restrictions on the issue of shares imposed by the Constitution, the ASX Listing Rules and the Corporations Act) issue, grant options in respect of, or otherwise dispose of further shares on terms and conditions (including preferential, deferred or special rights, privileges or conditions, or restrictions) as they see fit.

In relation to an issue of Units as part of Stapled Securities, the Units may be issued at a price determined by the Responsible Entity, provided that the aggregate of the issue price of the Unit and the Share to which it is stapled is equal to the Market Price of a Stapled Security. The Market Price for any Stapled Security on any Business Day is (subject to certain exceptions) the volume weighted average traded price for a Stapled Security for all sales on ASX for the 10 Business Day period immediately preceding the relevant business day, whether or not a sale was recorded on any particular day during that period.

The Trust Constitution also provides for Units to be issued as part of Stapled Securities where those Stapled Securities are issued at a discount to Market Price in certain circumstances.

(d) Transfer of Stapled Securities

Stapled Securityholders may transfer Stapled Securities by a proper transfer, in the manner prescribed by the Group and in accordance with the requirements of the Corporations Act and ASX. A transfer of a Share will only be in registrable form if it relates to, or is accompanied by, a transfer of a corresponding Unit to which the Share is stapled in favour of the same transferee. The same applies for any transfer of Units.

Transfers of Stapled Securities are not effective until registered by the Company and the Responsible Entity.

(e) General meeting and notices

Each Stapled Securityholder is entitled to receive notice of, attend and vote at general meetings of the Company and the Trust and to receive all notices, accounts and other documents required to be sent to Stapled Securityholders under the Constitution, the Trust Constitution or the Corporations Act.

Meetings of the Stapled Securityholders are regulated under the Constitution, the Trust Constitution and the Corporations Act, in respect of matters such as the calling of meetings, quorum requirements, adjournments, polls, class meetings, proxies, the manner in which meetings must be held and minutes.

(f) Voting

At a general meeting of the Company or the Trust, Stapled Securityholders present in person or by proxy, attorney or representative have one vote on a show of hands and, in respect of a poll:

- for their Shares, one vote for each fully paid Share held (with adjusted voting rights for partly paid Shares); and
- for their Units, one vote for each Australian dollar of the value of the Units held.

(g) Winding up or termination

Stapled Securityholders are entitled on a winding up of the Company or a termination of the Trust to receive a share in any surplus assets of the Company in proportion to the Stapled Securities held by them (subject to any special resolution or rights or restrictions attaching to any class or classes of shares) and a proportionate share of the Trust assets (after the Responsible Entity has deducted its remuneration and costs and subject to any special rights or restrictions attached to any Unit or the direction in writing of all Stapled Securityholders).

The Responsible Entity may postpone the realisation of the assets of the Trust for as long as it thinks fit and is not liable for any loss or damage attributable to the postponement. The Responsible Entity may retain for as long as it thinks fit any part of the assets of the Trust which may be required to meet any actual contingent liability payable by it in respect of the Trust or payable to it under the Trust Constitution.

(h) Stapled Securityholder's liability

A Stapled Securityholder's liability is limited under the Trust Constitution and Corporations Act to the amount paid (or payable, in the case of partly paid Stapled Securities).

(i) Directors' appointment

Directors are elected at annual general meetings of the Company, by ordinary resolution of Shareholders.

(j) Amendment

The Constitution may be amended only by a resolution passed by at least three quarters of the votes cast by Stapled Securityholders entitled to vote on the resolution (Special Resolution).

The Responsible Entity may replace or amend the Trust Constitution if it reasonably considers the replacement or amendment will not adversely affect unitholders' rights. Otherwise the Trust Constitution may only be changed by Special Resolution of Stapled Securityholders.

(k) Variation of class rights

In relation to the Share component of Stapled Securities, the rights attached to a class of shares may be varied or cancelled with the consent in writing of the holders of at least three quarters of the issued Shares in the particular class, or the sanction of a special resolution passed at a meeting of the holders of Shares in that class. In either case, the holders of not less than 10% of the votes in the class of Shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

9.6 Material contracts

(a) Stapling Deed

On or about the Implementation Date, the Company and the Responsible Entity will enter into a Stapling Deed under which they will agree to, amongst other things:

- co-operate and consult in relation to all matters affecting the Stapled Securities, including in respect of determining dividends and distributions, the borrowing of money by the Company or the Trust, sharing information and preparing accounts;
- on request, lend money to each other or guarantee each other's financial obligations to third parties;
- enforce the Stapling of Shares to Units; and
- agree with each other from time to time as to what part of the issue price of a Stapled Security represents its Share component and what part represents its Unit component. In the absence of such agreement, the issue price of a Stapled Security is to be allocated between its Share and Unit components in the ratio A:B, where A is the net asset value of the Company and B is the net asset value of the Trust at the relevant time.

(b) Offer Management and Volume Underwriting Agreement

The Company, the Responsible Entity, BPGShare, BECKShare, the Management Shareholders holding the securities of the Executive Directors of the Company (**Key Management Shareholders**) and those Executive Directors entered into the Offer Management and Volume Underwriting Agreement (**OMA**) with the Lead Manager on the date of this Disclosure Document. Under the OMA, the Lead Manager agreed to manage the Offer and volume underwrite the New Issue at the Final Price, on the terms and conditions set out in the OMA. The key terms of the OMA are summarised below.

Nature of underwriting

The Lead Manager has volume underwritten the New Issue of Stapled Securities under the Offer at the Final Price for an amount of $173 million. This means that the New Issue will be volume underwritten at the price determined under the bookbuild (Final Price). The Group and the Lead Manager must agree the price under the bookbuild. If they are unable to agree this price, the Lead Manager has no obligation to underwrite the New Issue.

Fees and expenses

The Lead Manager will be paid an underwriting and distribution fee of 2.25% as well as a management fee varying between 0.375% – 1.125% (depending on the Final Price determined under the bookbuild) of the total proceeds of the Offer.

The Company and the Responsible Entity have agreed to pay the expenses of the Offer and the reasonable expenses of the Lead Manager in connection with the Offer.

Conditions precedent

The obligations of the Lead Manager under the OMA are conditional on, among other things, the following:

- delivery to the Lead Manager of a number of reports and sign-offs in respect of the Offer, in a form acceptable to the Lead Manager;
- if the Final Price is lower than the minimum price approved at the AGM, prior to the settlement of the Offer, the Company must hold a further general meeting to approve a resolution to issue securities under the Offer at the Final Price;
- Shareholders approving all other resolutions required to implement the Stapling and the Offer;
- this Disclosure Document being lodged with ASIC on the lodgement date specified in the OMA in a form acceptable to the Lead Manager;
- delivery to the Lead Manager prior to settlement of the Offer of certificates from the Group and the Key Management Shareholders confirming compliance with obligations in respect of the Offer, that there has been no default under the OMA and that none of the termination events in the OMA have occurred; and
- ASX approval of the listing of the Trust and quotation of Stapled Securities issued or sold under the Offer.

9 Additional Information and Material Contracts (continued)

Warranties

The Group and each of the Key Management Shareholders give separate warranties and undertakings to the Lead Manager which are standard in nature.

Termination events

The Lead Manager may terminate the OMA at any time prior to the allotment and transfer of securities under the Offer if any of a number of events occur. These events include:

- information supplied by the Group to the Lead Manager in relation to the Offer being misleading or deceptive;
- a change in management or the board of directors of the Group;
- a default by the Group, BECKShare, BPGShare or a Key Management Shareholder in the performance of any of their respective obligations under the OMA;
- a representation or warranty contained in the OMA is not true or correct;
- an insolvency event occurs with respect to the Company or the Trust or with respect to BECKShare, BPGShare, a Key Management Shareholder or a related body corporate of any of them which materially affects the Offer;
- the Group, BECKShare or BPGShare withdraws this Disclosure Document or the Offer;
- this Disclosure Document or any aspect of the Offer does not comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;
- the Company ceases to be listed on ASX or the Trust fails to achieve listing, or Shares are suspended from quotation by the ASX or Units fail to achieve quotation;
- a director of the Company or the Responsible Entity is charged with an indictable offence;
- the ASX/S&P 200 Index or ASX/S&P Property 200 Index is at a level which is 10% or more below its level on the date of the OMA for more than three consecutive business days or until close of business on the business day prior settlement of the Offer, whichever is shorter;
- a contravention by the Company, the Trust, BECKShare, BPGShare or a Key Management Shareholder of the Corporations Act, its constitution, or any of the ASX Listing Rules; or
- any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group.

Indemnity

The Company and the Responsible Entity (on behalf of the Trust) have agreed to indemnify the Lead Manager and its affiliated parties (Indemnified Parties) against liabilities resulting from:

- any statement in this Disclosure Document or any other public statements made by or on behalf of the Group being misleading or deceptive;
- any of the representations by the Group contained in the OMA not being correct or any non compliance with the obligations of the Group under the OMA;
- the distribution of this Disclosure Document and the making of the Offer; and
- any advertising or publicity of the Offer issued with the knowledge and consent of the Group;

except to the extent that they result from any fraud, recklessness, wilful misconduct, negligence or breach of the OMA by an Indemnified Party.

Each Key Management Shareholder has separately agreed to indemnify the Indemnified Parties against liabilities resulting from any of the representations by the Key Management Shareholder contained in the OMA not being correct or any non compliance with the obligations of the Key Management Shareholder under the OMA, except to the extent that they result in respect of that Key Management Shareholder from any fraud, recklessness, wilful misconduct, negligence or breach of the OMA by an Indemnified Party.

(c) BPGShare and BECKShare selldown agreements

The Management Shareholders have entered into deeds of sale with BECKShare (in the case of Max Beck) and BPGShare (in the case of all other Management Shareholders) under which they have agreed to sell, immediately prior to the admission of the Trust to the Official List of ASX, the Stapled Securities, which BECKShare and BPGShare are offering to sell under this Disclosure Document. The price payable to the Management Shareholders by BECKShare and BPGShare for these shares will be the Final Price less costs.

It is proposed that BPGShare will acquire 3.4 million Stapled Securities and that BECKShare will acquire 18.2 million Stapled Securities, which, at the time of acquisition, will represent 14.1% of the issued capital of the Group. These Stapled Securities will be transferred to Applicants pursuant to this Disclosure Document.

Each of BECKShare and BPGShare are special purpose public company vehicles which have no material assets, liabilities or operations other than rights and obligations under the Offer Management and Volume Underwriting Agreement and the selldown deed described in this section. The directors of BECKShare are Max Beck, Michael Naphtali and William Conn. An entity associated with Max Beck is the sole shareholder of BECKShare. The directors of BPGShare are Michael Naphtali, Hamish Macdonald and Mark Taylor. Entities associated with Hamish Macdonald and Mark Taylor are also the shareholders of BPGShare (in equal proportions).

(d) Management Shareholder Indemnity Deeds

The Company has executed indemnity deeds dated 3 October 2006 in favour of the following Management Shareholders: Bruno Santi, Paul Briggs and Barry Shepherd ("Indemnified Parties"). The Company gives the indemnity in consideration for the Indemnified Parties agreeing to sell part of their Stapled Securityholding under the Management Shareholder Selldown. The Company indemnifies the Indemnified Parties against losses and liability incurred by them in connection with the Offer. This indemnity is enforceable by the Indemnified Parties if they cannot otherwise claim under an insurance policy, and if they have acted in good faith and without malice, fraud or recklessness.

9.7 Interests of Directors

Except as set out below or elsewhere in this Disclosure Document:

(a) no Director, proposed Director or promoter of the Group holds or has held in the two years before the date of this Disclosure Document, any interest:

- in the formation or promotion of the Group;
- in property acquired or proposed to be acquired by the Group in connection with its formation or promotion or the Offer; or
- the Offer; and

(b) no amount has been paid or agreed to be paid and no value or any benefit has been given or agreed to be given to:

- any Director, or proposed Director, to induce him or her to become, or to qualify as, a director of the Group; or
- any Director, proposed Director or promoter of the Group for services that he or she has provided in connection with the formation or promotion of the Group or the Offer.

The Directors' interests in Shares as at the date of this Disclosure Document are:

Exhibit 9.2: Directors' interests in the Shares

Director	Number of Shares	% interest
Max Beck	39,227,890	50.5
Hamish Macdonald	5,947,905	7.7
Mark Taylor	3,769,851	4.9
William Conn	2,855,263	3.7
Robert Crichley	114,211	0.1
Michael Naphtali	57,105	0.1
Brian Pollock	0	0.0

Note:
Figures are shown on a post-Share Consolidation basis.

(c) the Directors are paid by way of fees for services the maximum aggregate sum as may be approved from time to time by the Company in general meeting. Any change to that aggregate sum must be approved by Shareholders. The Constitution also provides for the Company to pay all reasonable expenses of Directors in attending meetings and carrying out their duties.

For the current financial year the pool available for the payment of fees to non-executive Directors will not exceed $500,000 in total.

9.8 Interests of professionals and other advisers

Except as set out below or elsewhere in this Disclosure Document, neither the Lead Manager nor any other person named in this Disclosure Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Disclosure Document or a broker to the Offer:

(a) has any interest, or has had any interest during the last two years, in the formation or promotion of the Group, or in property acquired or proposed to be acquired by the Group in connection with its formation or promotion, or the Offer; or

(b) has been paid any amount or agreed to be paid any amount and no value or benefit has been given or agreed to be given to any such person in connection with services provided by the person in connection with the formation or promotion of the Group or the Offer.

9 Additional Information and Material Contracts (continued)

Macquarie has acted as Lead Manager of the Offer. The Company has agreed to pay Macquarie Equity Capital Markets Limited a fee of up to 3.375% of the value of Stapled Securities issued or sold pursuant to the Offer for these services. In addition, the Company has agreed to pay up to $500,000 retail commissions to retail brokers for successful Applications submitted by them. Any retail commissions due to retail brokers in excess of $500,000 will be payable by Macquarie.

Freehills has acted as legal adviser to the Offer and has performed work in relation to due diligence required on legal matters. The Company has agreed to pay Freehills an estimated fee of $625,000 for such services to the date of this Disclosure Document. Further amounts may be paid to Freehills in accordance with its usual time based charge out rates.

PricewaterhouseCoopers has acted as Australian taxation adviser in relation to the Offer and has performed work in relation to the preparation of the Taxation Report in Section 8. In respect of work undertaken in relation to the Offer, the Company will pay an estimated fee of $650,000 for work up to the date of this Disclosure Document. Further amounts may be paid to PricewaterhouseCoopers in accordance with its normal time based charges.

PricewaterhouseCoopers Securities Limited has acted as the Investigating Accountant and has prepared the Investigating Accountant's Report on the historical and forecast financial information included in Section 7 of this Disclosure Document. PricewaterhouseCoopers Securities Limited has also performed due diligence enquiries in relation to historical and forecast financial information. The Company has agreed to pay $600,000 for such services to the date of this Disclosure Document. Further amounts may be paid to PricewaterhouseCoopers Securities Limited in accordance with its usual time based charge out rates.

9.9 How do I access information about the Trust?

The Responsible Entity will provide a copy of the constitution of the Trust free of charge to any person who requests a copy on or before the date of the Shareholders' Meeting.

Copies of the above documents may be obtained by request from the Company at:

Becton Investment Management Limited
Level 7, 470 St Kilda Road, Melbourne VIC 3004,

or by contacting the Company Information Line on 1300 856 499.

9.10 Complaints

The Company and the Responsible Entity have internal complaints handling procedures. If you have a complaint then in the first instance you should contact the Responsible Entity's complaints handling officer on 1800 182 257 or write to the Responsible Entity. If you are in any way dissatisfied with the manner in which the Responsible Entity handles your complaint, or if the Responsible Entity does not satisfactorily resolve your complaint, your complaint can be referred to an external complaints handling body, the Financial Industry Complaints Service (FICS). FICS can be contacted at:

Financial Industry Complaints Service
PO Box 579, Collins Street West, Melbourne VIC 8007

Telephone 1300 780 808 Facsimile (03) 9621 2291

9.11 Labour standards, social, ethical and environmental considerations

The Responsible Entity does not, in making decisions relating to the Trust, take into account labour standards or environmental, social or ethical considerations, except to the extent that the Responsible Entity considers these issues have the potential to materially impact on the merits of decisions in relation to the Trust.

9.12 Privacy

We respect your privacy. Any personal details provided to us at any time in relation to your investment, will be used to administer and report on your investment in the Company and the Trust and for purposes related to that. For example, your details may be used to establish your initial investment in the Trust if the Stapling proceeds, process ongoing transactions, respond to any queries you may have, provide you with transaction, distribution, tax and annual statements, and to provide you with information on the performance of your investment, changes in product features, market and fund commentary and other topical information.

As well as using your personal details within the Becton Group, we may disclose them to other persons to enable them to provide your service. Such people include:

- third parties we appoint as advisers, agents or service providers such as auditors, custodians, administrators, mailing houses or legal advisers; and
- third parties you authorise to act on your behalf in relation to your investment such as your investment consultant, financial adviser, broker or solicitor.

We may also disclose your personal information to other persons and entities as permitted under the Privacy Act 1988. We may pass your personal details on to member companies of the Becton Group, and from time to time we and they may send you information about Becton Group products and services which we think may be of interest. If you do not wish to receive this information, please let us know by contacting us at the address specified in the directory.

Some of the personal details we collect are required under superannuation, taxation or social security law. Other personal details requested are necessary to administer and keep you informed about your investment. We aim to keep your personal details as up to date and accurate as possible. If any of your personal details are incorrect or have changed please write to us at the address shown in the Directory.

If you wish to find out what personal details we hold in respect of you, please contact us on 1300 856 499.

9.13 ASX matters

In order for the Company and the Trust to operate as a stapled group, the Company and the Responsible Entity will apply for the following waivers from ASX Listing Rules:

- Listing Rule 6.24, so that the Company and the Trust need not advise ASX of the amount of a dividend or distribution when announcing a dividend or distribution and record date, on condition that ASX is advised of the estimated dividend or distribution amount at that time and of the actual rate as soon as it becomes known.
- Listing Rule 8.10, so that the Company can refuse to register the transfer of a Share and the Trust can refuse to register the transfer of a Unit if the Share or the Unit is not being transferred as part of a Stapled Security.
- Listing Rule 10.1, in order to permit the Company, the Trust and their wholly owned subsidiaries to transfer substantial assets amongst each other without Stapled Securityholder approval, on condition that Shares and Units are stapled and no other securities (other than Convertible Notes) in either entity are on issue.

9.14 ASIC matters

In order for the Company and the Trust to operate as a stapled group, the Company and the Responsible Entity will apply for relief from ASIC from the following provisions of the Corporations Act:

- sub-paragraphs 601FC(1)(c) and 601FD(1)(c) – to allow the Company and the Responsible Entity and their directors to act in the best interests of the holders of Stapled Securities rather than holders of Units alone.
- section 601LC – to permit the Company and the Trust to transfer assets between themselves on terms which are not arm's length.
- section 601GA(1)(a) – so that the Company and the Trust will have the necessary discretion to allocate the issue price of a Stapled Security between its component Share and Unit on a basis determined by them so long as the aggregate issue price of the Units equals the price of the Stapled Security set out in, or calculated in accordance with, the constitution of the Trust.

9.15 Consents and disclaimers

The following people have given and have not, before the date of this Disclosure Document, withdrawn their consent to be named in this Disclosure Document in the form and context in which they are named:

- Freehills – as legal adviser to the Offer;
- Link Market Services Limited – as the Group's registry;
- Macquarie Equity Capital Markets Limited – as Lead Manager of the Offer;
- PricewaterhouseCoopers – as Australian taxation adviser in relation to the transaction; and
- PricewaterhouseCoopers Securities Limited – as the Investigating Accountant.

The following persons have given and have not, before the date of issue of issue of this Disclosure Document, withdrawn their consent to the inclusion of the report noted next to their names and any references to that report in the form and context in which they are included in Section 8 and 7 respectively:

- PricewaterhouseCoopers – the Tax Report; and
- PricewaterhouseCoopers Securities Limited – the Investigating Accountant's Report.

9 Additional Information and Material Contracts (continued)

Each person referred to in this Section 9.15:

- does not make, or purport to make, any statement in this Disclosure Document other than those statements referred to above next to that person's name as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Disclosure Document other than as described in this section with the person's consent.

9.16 Governing law

The Disclosure Document and the contracts which arise on acceptance of the Application Forms are governed by the laws of Victoria and each Applicant submits to the non-exclusive jurisdiction of the courts of Victoria.

9.17 Directors' consent

Each Director of the Company, the RE, BECKShare and BPGShare has given and has not withdrawn their consent to the issue of this Disclosure Document, and to its lodgement with ASIC.

10 Glossary of Terms



10 Glossary of Terms

In this Disclosure Document the following expressions have the meanings set out below:

$	All dollar amounts are in Australian dollars, unless otherwise stated
ABN	Australian business number
Accor Resorts	Accor Resorts Management Pty Ltd (ACN 009 130 161)
ACN	Australian company number
AFSL	Australian financial services licence
AGM	The Company's Annual General Meeting to be held at 10.30am on 18 October 2006
A-IFRS	Australian equivalents to International Financial Reporting Standards
Allotment Date	The date on which Stapled Securities issued under this Disclosure Document are allotted to Stapled Securityholders
APVC	Accor Première Vacation Club, a holiday ownership club joint venture between Accor Resorts and Becton Resort Developments Pty Ltd (ACN 092 451 351)
Applicant(s)	Person(s) who submit(s) an Application Form
Application	An application made to acquire Stapled Securities pursuant to this Disclosure Document
Application Form	An Application Form attached to or accompanying this Disclosure Document
Application Monies	Money submitted by Applicants in respect of their Applications
ASIC	Australian Securities and Investments Commission
Associate	Has the meaning given in the Corporations Act
ASTC	ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532)
ASTC Settlement Rules	The ASTC settlement rules and any other rules of ASTC which apply while the Shares or Stapled Securities are CHESS Approved Securities, each as amended from time to time
ASX or Australian Stock Exchange	Australian Stock Exchange Limited or the market operated by same
ASX Listing Rules	The listing rules of ASX
ATO	The Australian Taxation Office
BDPF	Becton Diversified Property Fund (ARSN 117 509 921), the vehicle through which the Trust will hold its interests in the SPTs and Sector Funds
BECKShare	BECKShare Limited (ACN 121 970 581), a special purpose vehicle established to facilitate the Management Shareholder Selldown
Becton Constructions	Becton Construction Services Pty Ltd (ACN 054 510 486), the trustee of the Becton Construction Services Trust, and where relevant includes other entities in the Group carrying on the development and construction business of the Group
Becton Investment Management	Becton Investment Management Limited (ACN 090 939 192), the Company's property funds management business, and where relevant includes other entities in the Group carrying on the funds management business of the Group
Becton Living	Becton Living Pty Ltd (ACN 089 137 977), the Company's specialist retirement owner and operator, and where relevant includes other entities in the Group carrying on the retirement business of the Group
Board or Boards	One or both of the Boards of Directors of the Company and the Responsible Entity as at the time of this Disclosure Document, as the context requires

BPGShare	BPGShare Limited (ACN 121 970 572), a special purpose vehicle established to facilitate the Management Shareholder Selldown
BPT	Becton Property Trust (ARSN 121 032 095)
Broker Firm Offer	Has the meaning given in Section 1.6.2
Business Day	Has the meaning given in the ASX Listing Rules
Capitalisation Rate	Adjusted net property income divided by the property valuation where net property income is adjusted for the amount by which the contracted rent is above or below prevailing market rents, vacancies and any tenant incentives that exist at valuation date
CGT	Capital gains tax
CHESS	Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
CHESS Approved Securities	Securities in respect of which approval has been given by ASTC in accordance with the ASTC Settlement Rules
Company	Becton Property Group Limited (ACN 095 067 771)
Company Register	The register of Shareholders/Stapled Securityholders maintained by the Company/Group in accordance with the Corporations Act
Conditions	The conditions precedent to implementation of the Proposal as set out in the Explanatory Memorandum
Constitution	The constitution of the Company
Convertible Noteholders	A holder of a Convertible Note
Convertible Notes	The convertible notes issued by the Company pursuant to a replacement prospectus dated 3 June 2005
Corporations Act	The Corporations Act 2001 (Cth) for the time being in force together with the regulations made pursuant to the Corporations Act
cps	Cents per security
Directors	The directors of the Company or the Responsible Entity from time to time, as the context requires
Disclosure Document	This document (including the electronic form of this document), and any document supplementing or replacing it
Distributions	In relation to the Group means distributions comprising dividends in respect of Shares and distributions in respect of Units
DMF	Deferred management fees as referred to in Section 5.2.2
DPS	Distribution per Security
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Eligible Participant	Has the meaning given in Section 1.6.1
EPS	Earnings per Security
Executive Directors	Where relevant, the executive directors of the Company being Max Beck, Hamish Macdonald and Mark Taylor, and the Responsible Entity being Max Beck, Hamish Macdonald, Mark Taylor and Matthew Chun

10 Glossary of Terms (continued)

Existing Shareholder	Holders of Shares with an Australian registered address on the Company's register at the close of business on 29 September 2006
Explanatory Memorandum	The explanatory memorandum lodged with ASX on 11 September relating to the Proposal and accompanying the Notice of Meeting to Shareholders for the AGM
Final Price	The price successful Applicants will pay for the Stapled Securities offered under this Disclosure Document as described in Section 1.8
Forecast	The financial forecasts for the Company, Trust or Group for the financial year ending 30 June 2007 and 30 June 2008 detailed in Section 5.2 as if the Stapling was effective from 13 November 2006
Forecast Periods	The periods from 1 July 2006 to 30 June 2007 (FY07) and from 1 July 2007 to 30 June 2008 (FY08)
FUM	Funds under management
FY or Financial Year	The financial year ended 30 June
Group	The Company, the Trust and all of their Subsidiaries as at the date of this Disclosure Document
GST	Any goods and services tax, consumption tax, value added tax or any similar impost or duty which is or may be levied or become payable in connection with the supply of goods or services
HIN	Holder identification number
Implementation Date	The date on which the Stapling is effected and Stapled Securities issued and sold under the Offer, anticipated to be 13 November 2006
Indicative Price Range	$2.16 – $2.44 per Stapled Security
Institutional Investors	A wholesale client within the meaning of the Corporations Act or a person who is able to receive an offer of the Group's Stapled Securities without the need for a lodged or registered disclosure document or other formality other than a formality with which the Group is willing to comply
Institutional Offer	As described in Section 1.7
Investigating Accountant	PricewaterhouseCoopers Securities Limited (ABN 54 003 311 617, AFSL No. 244572)
Investigating Accountant's Report	The Investigating Accountant's report on historical and forecast financial information in Section 7
Lead Manager	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572, AFSL No. 240681)
Listing	Admission to the official list of ASX
Macquarie	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572, AFSL No. 240681)
Management Shareholders	The directors and managers of the Group described in Section 1.14
Management Shareholder Selldown	The selldown by Management Shareholders of approximately 21.6 million Stapled Securities as described in Section 1.2
Market Price	The closing price on SEATS (as defined in the ASX Market Rules) excluding special pricings, overnight sales and exchange traded option exercises
New Issue	The invitation by the Group to subscribe for $173.0 million of new Stapled Securities as described in Section 1.2
NPAT	Net profit after income tax
NTA	Net tangible assets per security

OEI	Minority shareholders in Subsidiaries of the Group
Offer	The New Issue and Management Shareholder Selldown
Offer Management and Volume Underwriting Agreement	The agreement between Macquarie, the Group, BPGShare, BECKShare and the Responsible Entity dated on or about 2 October 2006 described in Section 9.6
Payout Ratio	Proportion of net profit after tax paid out as dividends and distributions
PDS	Product Disclosure Statement
Priority Offer	As described in Section 1.6.1
Pro-forma Group Balance Sheet	Pro-forma Balance Sheet as at 30 June 2006 as set out in Section 5.3
Pro-forma Group Forecast	Has the meaning given in Section 5.1.2
Proposal	The proposed Stapling of Units in the Trust to Shares in the Company and associated Offer
Public Offer	As described in Section 1.6.3
Public Trading Trust	Has the meaning given to that term in the Tax Act
Record Date	7.00pm (Melbourne time) on the fifth Business Day following the Implementation Date, or such other date as agreed between the Company and the Responsible Entity and permitted by ASX
Recurring Earnings	Earnings from business activities characterised by a degree of certainty including retirement management, funds management and property investment
Recurring EBITDA	Earnings before interest, tax, depreciation and amortisation from business activities characterised by a degree or certainty including retirement management, funds management and property investment
Registry	Link Market Services Limited (ABN 54 083 214 537)
Responsible Entity or RE	Becton Investment Management as the responsible entity of the Trust
Retail Offer	As described in Section 1.6
Sector Funds	The office, industrial and retail sector property funds managed by Becton Investment Management in which the Trust will hold beneficial interests. See Section 2
Security	A Share in the Company or a Stapled Security in the Group as applicable
Share	An ordinary share in the Company
Share Consolidation	The consolidation of the Company's share capital on the basis that every four existing Shares on issue will be consolidated into one fully paid Share (with any fractional entitlements rounded up)
Shareholder	A holder of Shares in the Company
SPTs	The single property trusts managed by Becton Investment Management and in which BDPF will hold interests
SRN	Securityholder registration number
Stapled or Stapling	In the case of two or more securities, being on the Official List together so that one such security may not be dealt with without the other or others being dealt with in an identical manner and at the same time and with such restriction on dealing being denoted on the register of each such Stapled Security
Stapled Security	One Share and one Unit in their legal capacity as separate securities but which are traded together following Stapling in accordance with the Company's Constitution, the Trust Constitution and the Stapling Deed

10 Glossary of Terms (continued)

Stapled Security Entitlement	The entitlement for Shareholders on the Company Register on the Record Date to (i) receive the Capital Return and Special Dividend (both terms as defined in the Explanatory Memorandum), and (ii) be Stapled to Units in the Trust to create Stapled Securities as part of the Proposal
Stapled Securityholder	A holder of a Stapled Security
Stapling Deed	A deed to be entered into between the Company and the Responsible Entity which regulates the stapling of the Company to the Trust
Subsidiaries	Has the meaning given to it in the Corporations Act
Tax Act	Collectively, the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) and the Income Tax Rates Act 1986 (Cth)
Tax Law	Australian income tax legislation and established interpretations of that legislation
Taxation Report	The tax report contained in Section 8
Trust	Becton Property Trust (ARSN 121 032 095)
Trust Constitution	The constitution, dated 28 July 2006, pursuant to which the Trust was constituted and is regulated
Unit	An ordinary unit in the Trust
WALE	Weighted Average Lease Expiry as described in Section 2.3.2

Corporate Directory

Company

Becton Property Group Limited
ABN 64 095 067 771

Responsible Entity

Becton Investment Management Limited
ABN 62 090 939 192

Registered Office

Level 7, 470 St Kilda Road
Melbourne VIC 3004

Telephone: +613 9832 9000
Facsimile: +613 9382 9090
Web: www.becton.com.au

Boards of Directors[1]

Maxwell Beck

Brian Pollock

Robert Critchley

William J. Conn

Michael Naphtali

Hamish Macdonald

Mark Taylor

Matthew Chun (RE only)

Company Information Line

1300 856 499
Web: www.becton.com.au

Registry

Link Market Services
Level 4, 333 Collins Street
Melbourne VIC 3000

Telephone: 1300 554 474
Facsimile: +612 8280 7761
Web: www.linkmarketservices.com.au

Lead Manager

Macquarie Equity Capital Markets Limited
Level 23, 101 Collins Street
Melbourne VIC 3000

Legal Adviser

Freehills
Level 42, 101 Collins Street
Melbourne VIC 3000

Taxation Adviser

PricewaterhouseCoopers
Freshwater Place
Southbank VIC 3006

Investigating Accountant

PricewaterhouseCoopers Securities Limited
Freshwater Place
Southbank VIC 3006

1. Following the AGM , the Board of the RE will be the same as the Company except for Matthew Chun.

BECTON